As filed with the Securities and Exchange Commission on December 31, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

New Source Energy Partners L.P.

(Exact name of registrant as specified in its charter)

Delaware	1311	38-3888132
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

914 North Broadway, Suite 230

Oklahoma City, Oklahoma 73102

(405) 272-3028

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kristian B. Kos

President and Chief Executive Officer

New Source Energy GP, LLC

914 North Broadway, Suite 230

Oklahoma City, Oklahoma 73102

(405) 272-3028

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David P. Oelman Jeffery K. Malonson Vinson & Elkins L.L.P. 1001 Fannin, Suite 2500 Houston, Texas 77002 (713) 758-2222	Roger A. Stong James W. Larimore Crowe & Dunlevy, A Professional Corporation 20 North Broadway, Suite 1800 Oklahoma City, Oklahoma 73102 (405) 235-7700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common units representing limited partner interests	$106,260,000	$14,494

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED DECEMBER 31, 2012

PRELIMINARY PROSPECTUS

New Source Energy Partners L.P.

                 Common Units

Representing Limited Partner Interests

This is the initial public offering of our common units. No public market currently exists for our common units. We currently estimate that the initial public offering price per common unit will be between $          and $          per common unit. We intend to apply to list our common units on the New York Stock Exchange under the symbol “NSLP.”

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 26.

These risks include the following:

•

We may not have sufficient cash flow from operations to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates.

•	Our estimated oil and natural gas reserves will naturally decline over time, and we may be unable to sustain distributions at the level of our minimum quarterly distribution.

•

Oil, natural gas and natural gas liquids prices are very volatile and a decline in oil, natural gas or natural gas liquids prices could cause us to reduce our distributions or cease paying distributions altogether.

•

Our general partner and its affiliates will own a controlling interest in us and will have conflicts of interest with, and owe limited fiduciary duties to, us, which may permit them to favor their own interests to the detriment of our unitholders.

•	New Source Energy Corporation and other affiliates of our general partner will not be limited in their ability to compete with us.

•

Neither we nor our general partner have any employees and we will rely solely on the employees of certain of our affiliates to manage our business. The management team of New Source Energy Corporation, which includes the individuals who will manage us, will also perform substantially similar services for itself and will own and operate its own assets, and thus will not be solely focused on our business.

•	Our unitholders have limited voting rights and are not entitled to elect our general partner or its board of directors.

•	Our unitholders will experience immediate and substantial dilution of $ per unit.

•	Our tax treatment depends on our status as a partnership for federal income tax purposes.

•	Our unitholders will be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

In addition, we qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933 and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. Furthermore, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010. Please read “Risk Factors” and “Summary—Emerging Growth Company Status.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to New Source Energy Partners L.P.	$	$

(1)	Excludes an aggregate structuring fee equal to 0.50% of the gross proceeds of this offering, as well as a financial advisory fee, payable to Robert W. Baird & Co. Incorporated. Please read “Underwriting.”

To the extent that the underwriters sell more than              common units in this offering, the underwriters have the option to purchase up to an additional              common units on the same terms and conditions as set forth above.

The underwriters expect to deliver the common units on or about                     , 2013.

Baird	Stifel Nicolaus Weisel
BMO Capital Markets	Oppenheimer & Co.

Janney Montgomery Scott
Stephens Inc.
Wunderlich Securities

                    , 2013

i

Appendix A	First Amended and Restated Agreement of Limited Partnership of New Source Energy Partners L.P.
Appendix B	Glossary of Terms
Appendix C	Ralph E. Davis Associates, Inc. Summary of July 1, 2012 Reserves

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

Through and including                     , 2013 (25 days after the date of this prospectus), all dealers that effect transactions in our common units, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Forward-Looking Statements.”

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable and that the information is accurate and complete, we have not independently verified the information.

Commonly Used Defined Terms

As used in this prospectus, unless we indicate otherwise, the following terms have the following meanings:

•	“we,” “our,” “us” or like terms refer collectively to New Source Energy Partners L.P. and its subsidiaries;

•	“our general partner” refers to New Source Energy GP, LLC, our general partner;

•	our “partnership agreement” refers to the amended and restated partnership agreement to be adopted prior to the closing of this offering, a form of which is included in this prospectus as Appendix A;

•	“New Source Energy” refers to New Source Energy Corporation on a stand-alone basis;

•	“New Dominion” refers to New Dominion, LLC, the entity that serves as the contract operator for New Source Energy and provides certain operational services to both us and New Source Energy;

•	“Scintilla” refers to Scintilla, LLC, the entity from which New Source Energy acquired substantially all of its assets in August 2011, including the Partnership Properties (defined below);

•

“New Source Group” collectively refers to New Source Energy, New Dominion and Scintilla; however, when used in the context of the development agreement described in this prospectus, the New Source Group refers to the parties (other than us) party thereto;

•

“Partnership Properties” or “our properties” refers to the properties, producing wells, and related oil and natural gas interests to be contributed to us by New Source Energy in connection with this offering; and

•

“our management,” “our employees,” or similar terms refer to the management of New Source Energy or the personnel of the New Source Group who perform operational and administrative services on behalf of us and our general partner under an omnibus agreement among us, our general partner and the New Source Group.

We include a glossary of some of the oil and natural gas industry terms used in this prospectus in Appendix B.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 26 and the historical financial statements and the notes to those financial statements. The information presented in this prospectus assumes (i) an initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover of this prospectus) and (ii) unless otherwise indicated, that the underwriters do not exercise their option to purchase up to          additional common units, unless otherwise indicated.

Unless we indicate otherwise, our financial, reserve and operating information in this prospectus reflects the results and financial position attributable to the Partnership Properties and is presented on a historical basis, without giving effect to this offering and the other transactions contemplated by this prospectus, including the formation transactions described in “—Our Partnership Structure and Formation Transactions.” The estimated proved reserve information for the Partnership Properties as of June 30, 2012 contained in this prospectus is based on a report prepared by Ralph E. Davis Associates, Inc., our independent reserve engineers, a summary of which is included in this prospectus as Appendix C. We refer to this report as our “reserve report.”

New Source Energy Partners L.P.

Overview

We are a Delaware limited partnership formed in October 2012 by New Source Energy to own and acquire oil and natural gas properties in the United States. Our primary business objective is to generate stable cash flows, allowing us to make quarterly cash distributions to our unitholders and, over time, to increase those quarterly cash distributions. Our properties consist of non-operated working interests in the Misener-Hunton formation (the “Hunton Formation”), a conventional resource reservoir located in east-central Oklahoma. This formation has a 90-year history of exploration and development and thousands of wellbore penetrations that have led to more accurate geologic mapping. The estimated proved reserves on our properties were approximately 14.2 MMBoe, as of June 30, 2012, of which approximately 58% were classified as proved developed reserves and of which approximately 76.4% were comprised of oil and natural gas liquids. Average net daily production from our properties during the nine months ended September 30, 2012 was 3,169 Boe/d, which is comprised of 171 Bbl/d of oil, 6,242 Mcf/d of natural gas and 1,958 Bbl/d of natural gas liquids. Based on net production from our properties for the six months ended June 30, 2012, the total proved reserves associated with our properties had a reserve to production ratio of 12.3 years. To mitigate the impact of commodity price volatility and thereby increase the predictability of our cash flow, New Source Energy will contribute to us, at the closing of this offering, commodity derivative contracts covering approximately 85% and 79% of our estimated total production for the years ending December 31, 2013 and 2014, respectively, based on production estimates contained in our reserve report.

As of June 30, 2012, we had 89,116 gross (31,554 net) acres, of which 6,796 gross (2,323 net) acres were undeveloped. As of June 30, 2012, we had 127 gross (28.5 net) proved undeveloped drilling locations, of which 66 gross (20.7 net) were infill drilling locations. Pursuant to a development agreement we will enter into at the closing of this offering, New Source Energy will have control over our drilling program and the sole right to determine which wells are drilled based on our annual drilling budget that will be determined and periodically updated by our general partner. Pursuant to our development agreement with the New Source Group, during each of our fiscal years ending December 31, 2013 through December 31, 2016, we have agreed to spend an average of $8.2 million to drill certain of our proved undeveloped locations and maintain our producing wells. Both we and New Source Energy believe that, by spending approximately $8.2 million annually from 2013 through 2016, we will be able to at least maintain our production at an average annual rate of 3,200 Boe/d through 2016.

We believe our business relationship with the New Source Group will enhance our ability to grow our production and expand our proved reserves base over time. New Source Energy, an independent energy company engaged in the development and production of onshore oil and liquids-rich natural gas projects in the United States, owns a 50% membership interest in our general partner and will own approximately     % of our outstanding limited partner units, which includes all of our subordinated units. After giving effect to the formation transactions, New Source Energy had (i) total estimated proved reserves of 6.8 MMBoe as of June 30, 2012, of which approximately 85.1% were classified as proved undeveloped reserves, and (ii) interests in over 24,670 gross (12,368 net) acres of undeveloped properties. After additional capital is invested, we believe that many of these properties will become suitable for us, based on our criteria that suitable properties consist of mature onshore oil and natural gas reservoirs with long-lived, predictable production profiles.

Our Properties

Our properties are located in the Golden Lane field within the Hunton Formation of east-central Oklahoma and consist of mature, legacy oil and natural gas reservoirs. Our properties consist of non-operated working interests in producing and undeveloped leasehold acreage, including 215 gross (82.4 net) producing wells with working interests ranging from 21% to 87% (38.3% weighted average); and 127 gross (28.5 net) proved undeveloped drilling locations with working interests ranging from 1% to 84% (22.4% weighted average). As of June 30, 2012, we had 89,116 gross (31,554 net) acres in the Golden Lane field. Based on the production estimates from our reserve report and assuming our efforts to develop our properties are successful, our production in 2016 will be approximately 1,183.4 MBoe, or approximately 3,242 Boe/d, without (i) increasing the drilling schedule of our proved undeveloped properties, (ii) increasing our working interests in wells through forced pooling, or (iii) acquiring additional properties and production from either New Source Energy or third parties.

Currently, two rigs are being used to drill on properties owned by New Source Energy, including the Partnership Properties, and the number of rigs may be increased to up to six rigs over the next twelve months, some of which may be used to drill on the Partnership Properties. Over the past six years, the New Source Group has completed an average of 25 gross wells per year on properties currently held by New Source Energy, of which 132 gross wells were completed as a portion of the Partnership Properties.

The following table summarizes information related to our estimated oil and natural gas reserves as of June 30, 2012 and the average net production for the nine months ended September 30, 2012 from our properties.

	Estimated Proved Reserves as of June 30, 2012 (1)							Production for the Nine Months Ended September 30, 2012		Number of Wells/Drilling Locations as of June 30, 2012
	Total Proved (MBoe)	Percent of Total	Percent Oil	Percent NGLs	Percent Natural Gas	Percentage of Depletion (2)	PV-10 (MM)(3)	Average Net Daily Production (Boe/d)	Average Working Interest	Gross	Net
Proved developed reserves	8,179.3	57.5%	2.8%	73.6%	23.6%	74%	$120.9	3,169	38.3%	215	82.4
Proved undeveloped reserves	6,037.1	42.5%	4.8%	60.5%	34.7%	—	40.9	—	22.4%	127	28.5

Total	14,216.4	100.0%	3.6%	68.1%	28.3%	62%	$161.8	3,169	32.4%	342	110.9

(1)

Proved reserves were calculated using prices equal to the twelve-month unweighted arithmetic average of the first-day-of-the-month price for each of the preceding twelve months, which were $95.67 per Bbl of crude oil, $40.57 per Bbl of natural gas liquids and $3.15 per Mcf of natural gas. Adjustments were made for location and the grade of the underlying resource, which resulted in an average decrease of $2.92 per Bbl of crude oil, an average decrease of $1.24 per Bbl of natural gas liquids and an average decrease of $0.09 per Mcf of natural gas.
(2)	Percentage of depletion was calculated by dividing cumulative production from our properties in these fields by the sum of proved reserves attributable to such properties and cumulative production from such properties.
(3)	PV-10 is a non-GAAP financial measure and represents the present value of estimated future cash inflows from proved oil and natural gas reserves, less future development and production costs, discounted at 10% per annum to reflect timing of future cash flows and using the twelve-month unweighted arithmetic average of the first-day-of-the-month price for each of the preceding twelve months. PV-10 typically differs from the Standardized Measure of Discounted Future Net Cash Flows (“Standardized Measure”) because it does not include the effects of income tax. We were formed in October 2012 as a partnership that is not treated as a taxable entity for federal income tax purposes and, as a result, our PV-10 and Standardized Measure will be equivalent at future dates. Neither PV-10 nor Standardized Measure represents an estimate of fair market value of our natural gas and crude oil properties. PV-10 is used by the industry and by our management as an arbitrary reserve asset value measure to compare against past reserve bases and the reserve bases of other business entities that are not dependent on the taxpaying status of the entity.

Our Development Agreement with the New Source Group

We will enter into a development agreement with the New Source Group at the closing of this offering with respect to the drilling of our proved undeveloped reserves that comprise a portion of the Partnership Properties. Pursuant to the development agreement, our general partner will, at least annually and likely more frequently, at its discretion, determine our drilling budget. New Source Energy will then have the sole right to determine which wells are drilled based on our drilling budget. As of June 30, 2012, the Partnership Properties included 6.0 MMBoe of estimated proved undeveloped reserves, and we had identified 127 gross (28.5 net) drilling locations for prospective development, of which 66 gross (20.7 net) are infill drilling locations.

Pursuant to the development agreement, during each of our fiscal years ending December 31, 2013 through December 31, 2016, we have agreed to pay New Source Energy an average of $8.2 million to drill certain of our proved undeveloped locations and maintain our producing wells. Both we and New Source Energy believe that, by spending approximately $8.2 million annually from 2013 through 2016, we will be able to maintain our producing wells and drill a number of wells sufficient to at least maintain our production at an average annual rate of 3,200 Boe/d through 2016.

While we have committed to spending an average of $8.2 million annually from 2013 through 2016 pursuant to the development agreement, we intend to spend additional amounts in order to grow our production over time through drilling additional proved undeveloped properties, increasing our working interests in wells through forced pooling and acquiring properties from both New Source Energy and third parties. While we do not currently have an acquisition budget, nor do we assume forced pooling in our reserve reports, our reserve report assumes that we will spend an average of approximately $8.2 million annually from 2013 through 2016 on the development of our proved undeveloped properties and any maintenance of our producing wells, resulting in a production estimate for the year ending December 31, 2016 of 3,242 Boe/d.

Finally, beginning with the first quarter of 2014 and continuing through the fourth quarter of 2016, if our average production declines below 3,200 Boe/d for any preceding four quarter period, then holders of our subordinated units will not be entitled to receive the quarterly distributions otherwise payable on our subordinated units for such quarter. We expect that any funds not distributed to holders of our subordinated units will be reserved by the board of directors of our general partner for use in growing our production.

New Source Group’s Specialized Processes

We believe that, through application of specialized processes outlined below, our properties are low risk due to predictable production profiles, long reserve lives and modest capital requirements. The New Source Group’s method of hydrocarbon recovery relies upon exploiting the reservoir through development, rather than exploration. The New Source Group’s technical team has geologic and engineering expertise in horizontal well design, submersible pump placement, fluid and hydrocarbon separation and saltwater disposal. We believe this experience allows us to realize production efficiencies utilizing methodologies that provide a predictable ultimate recovery of hydrocarbons. In developing properties in conventional resource plays, the New Source Group employs the following six essential components:

•	proper geologic assessment of the reservoir, which is facilitated by data from numerous existing well penetrations;

•	a well-trained and knowledgeable technical team to maintain efficient production;

•	strategic placement of wells to maximize the benefit of wells working in concert to create the appropriate draw down in reservoir pressure;

•	an economic high-volume saltwater transportation and disposal system;

•	abundant and economic high-current three-phase electrical power; and

•	a high-volume, liquids-rich gas gathering and processing system.

Our Hedging Strategy

New Source Energy will contribute to us, at the closing of this offering, commodity derivative contracts covering approximately 90% of our estimated oil and natural gas production from our total proved developed producing reserves as of June 30, 2012 and approximately 50% of our estimated oil and natural gas production from our total proved undeveloped reserves as of June 30, 2012 for the years ending December 31, 2013, 2014, 2015 and 2016, based on production estimates contained in our reserve report. In addition, New Source Energy will contribute to us, at the closing of this offering, commodity derivative contracts covering approximately 90% of our estimated NGL production from our total proved developed producing reserves as of June 30, 2012 and approximately 50% of our estimated NGL production from our total proved undeveloped reserves as of June 30, 2012 for the years ending December 31, 2013 and 2014, based on production estimates contained in our reserve report. We expect that as the market for NGL-based commodity derivative contracts becomes more developed over time, our ability to cover future NGL production beyond the two-year horizon in place at the closing of this offering will be strengthened. We expect the commodity derivative contracts contributed to us at the closing of this offering will cover approximately 85% and 79% of our estimated total production for the years ending December 31, 2013 and 2014, respectively, based on production estimates contained in our reserve report.

Following the closing of this offering, we expect to adopt a hedging policy designed to reduce the impact to our cash flows from commodity price volatility. Under this policy, we intend to enter into commodity derivative contracts covering approximately 60% to 90% of our estimated total production over a three-to-five year period at any given point in time. We may, however, from time to time hedge more or less than this approximate range.

Our commodity derivative contracts may consist of natural gas, oil and NGL financial swaps, put options and/or collar contracts and natural gas basis financial swaps. By removing a significant portion of price volatility associated with production, we believe we will mitigate, but not eliminate, the potential negative effects of reductions in commodity prices on our cash flow from operations for those periods. However, our hedging activity may also reduce our ability to benefit from increases in commodity prices. Additionally, we intend to individually identify these non-speculative hedges as “designated hedges” for U.S. federal income tax purposes as we enter into them. For a description of our commodity derivative contracts, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Commodity Derivative Contracts.”

Our Relationship with the New Source Group

New Source Energy is controlled by its principal stockholder, chairman and senior geologist, David J. Chernicky. Mr. Chernicky also owns all of the membership interests in New Dominion and Scintilla. Mr. Chernicky has historically acquired oil and natural gas properties through Scintilla, and New Dominion has acted as the operator for properties held by Scintilla for over 12 years, completing and economically producing from more than 98% of all wells it has drilled in the Hunton Formation. New Source Energy acquired substantially all of its assets from Scintilla in August 2011, including the Partnership Properties. Following the closing of this offering, New Source Energy will be our largest unitholder, holding              common units (approximately     % of all outstanding) and              subordinated units (100% of all outstanding), and will own 50% of the membership interests in our general partner.

The following table summarizes information by field regarding New Source Energy’s estimated oil and natural gas reserves as of June 30, 2012 and its average net production for the nine months ended September 30, 2012, after giving effect to New Source Energy’s contribution of the Partnership Properties to us.

Field	Estimated Proved Reserves as of June 30, 2012(1)					Production for the Nine Months Ended September 30, 2012		Projected Undeveloped Drilling Locations as of June 30, 2012
	Total Proved (MBoe)	Percent of Total	Percent Proved Developed	Percent Oil	Percent NGLs	Average Net Daily Production (Boe/d)	Percent of Total	Gross	Net
Golden Lane Extension	1,939.5	28.7%	—	3.4%	59.9%	—	—	105	8.3
Luther	4,825.1	71.3%	20.9%	2.5%	35.7%	215	100%	59	14.5

Total	6,764.6	100%	14.9%	2.8%	42.6%	215	100%	164	22.8

(1)	Proved reserves were calculated using prices equal to the twelve-month unweighted arithmetic average of the first-day-of-the-month price for each of the preceding twelve months, which were $95.67 per Bbl of crude oil, $40.57 per Bbl of natural gas liquids and $3.15 per Mcf of natural gas. Adjustments were made for location and the grade of the underlying resource, which resulted in an average decrease of $2.92 per Bbl of crude oil, an average decrease of $1.24 per Bbl of natural gas liquids and an average decrease of $0.09 per Mcf of natural gas.

As a result of its significant ownership interests in us and our general partner, we believe New Source Energy will be motivated to support the successful execution of our business strategy and will provide us with opportunities to pursue acquisitions that will be accretive to our unitholders. New Source Energy views our partnership as part of its growth strategy, and we believe that New Source Energy will be incentivized to contribute or sell additional assets to us and to pursue acquisitions jointly with us in the future. However, New Source Energy will regularly evaluate acquisitions and dispositions and may elect to acquire or dispose of properties in the future without offering us the opportunity to participate in those transactions. Moreover, after this offering, New Source Energy will continue to be free to act in a manner that is beneficial to its interests without regard to ours, which may include electing not to present us with future acquisition opportunities. Although we believe New Source Energy will be incentivized to offer properties to us for purchase, New Source Energy has no obligation to sell or offer properties to us following the closing of this offering. If New Source Energy fails to present us with, or successfully competes against us for, acquisition opportunities, then our ability to replace or increase our estimated proved reserves may be impaired, which would adversely affect our cash flow from operations and our ability to make cash distributions to our unitholders. Please read “Conflicts of Interest and Fiduciary Duties.”

Our Business Strategies

Our primary business objective is to generate stable cash flows, allowing us to make quarterly cash distributions to our unitholders and, over time, to increase those quarterly cash distributions. To achieve our objective, we intend to execute the following business strategies:

•

Develop Existing Proved Undeveloped Inventory Pursuant to Our Development Agreement with the New Source Group. As of June 30, 2012, the Partnership Properties, all of which were located in our Golden Lane field, included 6.0 MMBoe of estimated proved undeveloped reserves through 127 gross (28.5 net) proved undeveloped drilling locations, of which 66 gross (20.7 net) were infill drilling locations. Pursuant to the development agreement, during each of our fiscal years ending December 31, 2013 through December 31, 2016, we have agreed to pay New Source Energy an average of $8.2 million to drill certain of our proved undeveloped locations and maintain our producing wells. Both we and New Source Energy believe that, by spending approximately $8.2 million annually from 2013 through 2016, we will be able to maintain our producing wells and drill a number of wells sufficient to at least maintain our production at an average annual rate of 3,200 Boe/d through 2016. Although we have committed to spending an average of $8.2 million annually through 2016 pursuant to the development agreement, we intend to spend additional amounts in order to grow our production over time through (i) drilling additional proved undeveloped properties, (ii) increasing our working interests in wells through forced pooling, and (iii) acquiring additional properties and production from either New Source Energy or third parties.

•

Reduce Exposure to Commodity Price Risk and Stabilize Cash Flow Through Commodity Hedging Policy. New Source Energy will contribute to us, at the closing of this offering, commodity derivative contracts covering approximately 90% of our estimated oil and natural gas production from our total proved developed producing reserves as of June 30, 2012 and approximately 50% of our estimated oil and natural gas production from our total proved undeveloped reserves as of June 30, 2012 for the years ending December 31, 2013, 2014, 2015 and 2016, based on production estimates contained in our reserve report. In addition, New Source Energy will contribute to us, at the closing of this offering, commodity derivative contracts covering approximately 90% of our estimated NGL production from our total proved developed producing reserves as of June 30, 2012 and approximately 50% of our estimated NGL production from our total proved undeveloped reserves as of June 30, 2012 for the years ending December 31, 2013 and 2014, based on production estimates contained in our reserve report. We expect that as the market for NGL-based commodity derivative contracts becomes more developed over time, our ability to cover future NGL production beyond the two-year horizon in place at the closing of this offering will be strengthened. We expect the commodity derivative contracts contributed to us at the closing of this offering will cover approximately 85% and 79% of our estimated total production for the years ending December 31, 2013 and 2014, respectively, based on production estimates contained in our reserve report. Following the closing of this offering, we expect to adopt a hedging policy designed to reduce the impact to our cash flows from commodity price volatility. Under this policy, we intend to enter into commodity derivative contracts covering approximately 60% to 90% of our estimated total production over a three-to-five year period at any given point in time.

•

Leverage Strategic Relationship with the New Source Group. We intend to maximize the benefits of our relationship with the New Source Group to help control our costs, access existing infrastructure at what we believe are favorable rates and acquire producing oil and natural gas properties that meet our acquisition criteria. After giving effect to the formation transactions, New Source Energy had (i) total estimated proved reserves of 6.8 MMBoe as of June 30, 2012, of which approximately 85.1% were classified as proved undeveloped reserves, and (ii) interests in over 24,670 gross (12,368 net) acres of undeveloped properties. After additional capital is invested, we believe that many of these properties will become suitable for us, based on our acquisition criteria. We may also have the opportunity to work jointly with New Source Energy to pursue certain acquisitions of oil and natural gas properties.

•

Pursue Accretive Third Party Acquisitions of Long-Lived, Low-Risk, Producing Properties. Independent of the New Source Group, we intend to pursue acquisitions of third-party producing properties. We will pursue additional acquisition opportunities when we believe we possess a strategic or technical advantage due to our existing liquidity, operational experience and access to infrastructure.

For a more detailed description of our business strategies, please read “Business and Properties—Our Business Strategies” beginning on page 126.

Our Competitive Strengths

We believe that the following competitive strengths will allow us to successfully execute our business strategies and achieve our objective of generating and growing cash available for distribution:

•

Downside Protection through Development Agreement with the New Source Group. Pursuant to the development agreement, during each of our fiscal years ending December 31, 2013 through December 31, 2016, we have agreed to pay New Source Energy an average of $8.2 million to drill certain of our proved undeveloped locations and maintain our producing wells. Both we and New Source Energy believe that, by spending approximately $8.2 million annually from 2013 through 2016, we will be able to maintain our producing wells and drill a number of wells sufficient to at least maintain our production at an average annual rate of 3,200 Boe/d through 2016. Beginning with the first quarter of 2014 and continuing through the fourth quarter of 2016, if our average production declines below 3,200 Boe/d for any preceding four quarter period, then holders of our subordinated units will not be entitled to receive the quarterly distributions otherwise payable on our subordinated units for such quarter. We expect that any funds not distributed to holders of our subordinated units will be reserved by the board of directors of our general partner for use in our business.

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Strong Hedge Portfolio. We expect the commodity derivative contracts contributed to us at the closing of this offering will cover approximately 85% and 79% of our estimated total production for the years ending December 31, 2013 and 2014, respectively, based on production estimates contained in our reserve report.

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Incentivized Management Team with Proven Ability to Develop Conventional Resource Plays. Both New Source Energy and our management will have significant ownership stakes in us following completion of the IPO. New Source Energy will own approximately     % of our limited partner interests and 50% of our general partner, while Kristian B. Kos and David J. Chernicky will each own 25% of our general partner. Additionally, members of our management team collectively average over 25 years of industry experience, including our senior geologist, David J. Chernicky, who has over 28 years of experience in producing oil and natural gas from conventional resource plays in the area of our assets.

•

Strategic Relationship with the New Source Group. Our relationship with the New Source Group provides us with access to saltwater disposal and other key infrastructure at what we believe are favorable rates. The New Source Group has a strong track record, completing and economically producing from more than 98% of all wells it has drilled in the Hunton Formation since beginning to develop the play in 1999. This extensive knowledge and experience relating to the Hunton Formation also permits the New Source Group to more easily identify additional opportunities for the acquisition of prospective Hunton Formation interests.

•

Large, Multi-Year Drilling Inventory with Long-Lived, Predictable Production Profiles. As of June 30, 2012, we had 89,116 gross (31,554 net) acres, of which 6,796 gross (2,323 net) acres were undeveloped. As of June 30, 2012, we had 127 gross (28.5 net) proved undeveloped drilling locations, of which 66 gross (20.7 net) were infill drilling locations. The average productive life of our wells producing from the Hunton Formation (on 640-acre spacing) is 18.5 years. Our proved developed producing reserves have significant production history and predictable decline rates.

•

Competitive Cost Structure. Pursuant to our omnibus agreement with the New Source Group, the New Source Group will provide us and our general partner with management and administrative services, and we will pay the New Source Group a quarterly fee of $675,000 from the closing of this offering until December 31, 2013. After December 31, 2013, in lieu of the quarterly fee, our general partner will reimburse the New Source Group, on a quarterly basis, for the actual direct and indirect expenses it incurs in its performance under the omnibus agreement, and we will reimburse our general partner for such payments it makes to the New Source Group. In addition, our position as non-operator and our ability to leverage our relationship as an affiliate of the New Source Group allow us to mitigate significant operating expenses. The New Source Group’s focus on conventional resource plays utilizing their specialized processes has resulted in low average all-in finding and development costs, including revisions, on the Partnership Properties of $6.00 per Boe over the three-year period ended December 31, 2011. These finding and development costs do not reflect or include the estimated future development costs associated with the proved undeveloped reserves attributable to the Partnership Properties.

For a more detailed discussion of our competitive strengths, please read “Business and Properties—Our Competitive Strengths” beginning on page 127.

Risk Factors

An investment in our common units involves risks. Below is a summary of certain key risk factors that you should consider in evaluating an investment in our common units. This list is not exhaustive. Please read the full discussion of these risks and other risks described under “Risk Factors” beginning on page 26.

Risks Related to Our Business

•

We may not have sufficient cash to pay the minimum quarterly distribution on our common units, following the establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates.

•

We intend to rely on the New Source Group to execute our drilling program. If the New Source Group fails to or inadequately performs, our operations will be disrupted and our costs could increase or our reserves may not be developed, reducing our future levels of production and our cash from operations, which could affect our ability to make cash distributions to our unitholders.

•

Our commodity derivative arrangements may be ineffective in managing our commodity price risk and could result in financial losses or could reduce our income, which may adversely impact our ability to pay distributions to our unitholders.

•

Our estimated oil and natural gas reserves will naturally decline over time, and it is unlikely that we will be able to sustain distributions at the level of our minimum quarterly distribution without making accretive acquisitions or substantial capital expenditures that maintain our asset base.

•

Oil, natural gas and NGL prices are very volatile, and a decline in oil, natural gas or NGL prices will cause a decline in our cash flow from operations, which could cause us to reduce our distributions or cease paying distributions altogether.

Risks Inherent in an Investment in Us

•

Our general partner and its affiliates will own a controlling interest in us and will have conflicts of interest with, and owe limited fiduciary duties to, us, which may permit them to favor their own interests to the detriment of our unitholders.

•

New Source Energy and other affiliates of our general partner will not be limited in their ability to compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets or businesses.

•

Neither we nor our general partner have any employees and we will rely solely on the employees of certain of our affiliates to manage our business. The management team of New Source Energy, which includes the individuals who will manage us, will also perform substantially similar services for itself and will own and operate its own assets, and thus will not be solely focused on our business.

•

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, and internal control auditing requirements that apply to other public companies.

•

Our unitholders have limited voting rights and are not entitled to elect our general partner or its board of directors. The owners of our general partner will have the power to appoint and remove our general partner’s directors.

•

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights, without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

•	Control of our general partner and its incentive distribution rights may be transferred to a third party without unitholder consent.

•	We may issue an unlimited number of additional units, including units that are senior to the common units, without unitholder approval, which would dilute unitholders’ ownership interests.

•	Even if our unitholders are dissatisfied, they cannot remove our general partner without consent of the owners of our general partner.

Tax Risks to Unitholders

•

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to our unitholders could be substantially reduced.

•	Our unitholders will be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

Our Partnership Structure and Formation Transactions

We are a Delaware limited partnership formed in October 2012 by New Source Energy to own and acquire oil and natural gas properties in the United States. In connection with this offering, the following transactions, which we refer to as the formation transactions, will occur:

•	New Source Energy will contribute to us (i) the Partnership Properties and (ii) the commodity derivative contracts described in “—Our Hedging Strategy”;

•	We will issue to New Source Energy common units and subordinated units, representing an aggregate % limited partner interest in us;

•

We will issue to our general partner general              partner units, representing a 2.0% general partner interest in us, and all of our incentive distribution rights, which will entitle our general partner to increasing percentages of the cash we distribute in excess of $         per unit per quarter;

•

We will adopt a long-term incentive plan for the issuance of equity incentive compensation and will issue              restricted common units to members of our management and the board of directors of our general partner;

•	We and our general partner will enter into a development agreement with the New Source Group with respect to drilling our undeveloped reserves that comprise a portion of the Partnership Properties;

•

We expect to receive net proceeds of approximately $         million from the issuance and sale of              common units to the public (based on the midpoint of the price range set forth on the cover page of this prospectus), representing a     % limited partner interest in us, and we will use the net proceeds as described in “Use of Proceeds”;

•	We expect to borrow approximately $ million under a new $ million revolving credit facility, and we will use the proceeds as described in “Use of Proceeds”;

•

We will assume approximately $         million of New Source Energy’s debt that currently burdens the Partnership Properties. We will use $         million of the borrowings under our new revolving credit facility, in addition to a portion of the net proceeds from this offering, to repay in full such assumed debt at the closing of this offering. Please read “Use of Proceeds”; and

•

We and our general partner will enter into an omnibus agreement with the New Source Group, pursuant to which, among other things, the New Source Group will provide us and our general partner with management and administrative services.

If the underwriters exercise their option to purchase additional common units, we will use the net proceeds to reduce outstanding borrowings under our new revolving credit facility. If the underwriters exercise in full their option to purchase additional common units, the ownership interest of the public unitholders will increase to              common units, representing an aggregate         % limited partner interest in us, the ownership interest of our general partner will increase to              general partner units, representing a         % general partner interest in us, and the ownership interest of New Source Energy will remain at              common units and subordinated units, representing an aggregate         % limited partner interest in us.

Our Ownership and Organizational Structure

The table and diagram below illustrates our ownership and organizational structure based on total units outstanding after giving effect to this offering and the related formation transactions and assumes that the underwriters do not exercise their option to purchase additional common units.

	Units	Ownership Interest
Common units held by the public
Common units held by New Source Energy
Common units held by management and affiliates of New Source Energy(1)
Subordinated units held by New Source Energy
General partner units		2.0%

Total

(1)	Includes restricted common units to be granted certain members of our management team and the board of directors of our general partner upon the closing of this offering.
(2)	Our general partner, New Source Energy GP, LLC, will be owned 50% by New Source Energy and 25% by each of the David J. Chernicky Trust and Deylau, LLC, entities controlled by David J. Chernicky and Kristian B. Kos, respectively. Mr. Chernicky and Mr. Kos are the Chairman of the Board of Directors and the President and Chief Executive Officer, respectively, of our general partner. Mr. Chernicky is also the Chairman and controlling shareholder of New Source Energy. Mr. Kos is the President and Chief Executive Officer of New Source Energy.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 914 North Broadway, Suite 230, Oklahoma City, Oklahoma, and our phone number is (405) 272-3028. Our website address is www.        .com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, which we refer to as the SEC, available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into, and does not constitute a part of, this prospectus.

Management of the Partnership

We are managed and operated by the board of directors and executive officers of New Source Energy GP, LLC, our general partner. Upon the closing of this offering, the board of directors of our general partner will have five members, at least one of whom will be an independent director. New Source Energy will appoint at least our second and third independent directors within 90 days and one year, respectively, of the date our common units are listed for trading on the New York Stock Exchange. The owners of our general partner have the right to appoint its entire board of directors. Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or the board of directors of our general partner. Some of the executive officers and/or directors of our general partner currently serve as executive officers and/or directors of members of the New Source Group. For more information about the directors and officers of our general partner, please read “Management—Directors and Executive Officers.”

Prior to the closing of this offering, we and our general partner will enter into an omnibus agreement with the New Source Group, pursuant to which, among other things, the New Source Group will provide management and administrative services that we believe are necessary to allow our general partner to operate, manage and grow our business. Neither we nor our subsidiaries will have any employees. Following the closing of this offering, we will be responsible for the costs of any equity-based compensation awarded to our management or the board of directors of our general partner, and we will be responsible for transaction costs incurred in connection with any acquisition we complete during such period. From the closing of this offering through December 31, 2013, we will pay the New Source Group a quarterly fee of $675,000 for the provision of such services. After December 31, 2013, in lieu of the quarterly fee, our general partner will reimburse the New Source Group, on a quarterly basis, for the actual direct and indirect expenses it incurs in its performance under the omnibus agreement, and we will reimburse our general partner for such payments it makes to the New Source Group. The New Source Group will not be liable to us for its performance of, or failure to perform, services under this agreement unless there has been a final decision determining that the New Source Group acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful. The New Source Group will have substantial discretion to determine in good faith which expenses to incur on our behalf and what portion to allocate to us. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner has a legal duty to manage us in a manner beneficial to the holders of our common and subordinated units. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, the officers and directors of our general partner also have a fiduciary duty to manage the business of our general partner in a manner beneficial to its owners, which are New Source Energy and certain of its affiliates. The officers and directors of New Source Energy, in turn, have a fiduciary duty to manage its business in a manner beneficial to its owners. Additionally, certain of our general partner’s executive officers and directors will continue to have economic interests, investments and other economic incentives in such affiliates. As a result of these relationships, conflicts of interest exist and may arise in the future between us and our unitholders, on the one hand, and our general partner and its owners and affiliates, on the other hand. For example, our general partner is entitled to make determinations that affect our ability to generate the cash flows necessary to make cash distributions to our unitholders, including determinations related to:

•	purchases and sales of oil and natural gas properties and other acquisitions and dispositions, including whether to pursue acquisitions that are also suitable for the New Source Group;

•	the manner in which our business is operated;

•	the level of our borrowings;

•	the amount, nature and timing of our capital expenditures; and

•

the amount of cash reserves necessary or appropriate to satisfy our general and administrative expenses, other expenses and debt service requirements, and to otherwise provide for the proper conduct of our business.

These determinations will have an effect on the amount of cash distributions we make to the holders of our units, which in turn has an effect on whether our general partner receives incentive cash distributions. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Fiduciary Duties.”

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by the general partner to the limited partners and the partnership. Our partnership agreement limits the liability of our general partner and reduces the fiduciary duties it owes to holders of our common and subordinated units. Our partnership agreement also restricts the remedies available to holders of our common units for actions that might otherwise constitute a breach of the fiduciary duties that our general partner owes to our unitholders. By purchasing a common unit, unitholders agree to be bound by the terms of our partnership agreement and, pursuant to the terms of our partnership agreement, are treated as having consented to various actions contemplated in our partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties” for a description of the fiduciary duties imposed on our general partner by Delaware law, the material modifications of these duties contained in our partnership agreement and certain legal rights and remedies available to our unitholders.

To increase our estimated proved reserves and levels of production, we intend to both deploy our capital resources to drill additional wells and otherwise develop our estimated reserves and acquire additional oil and natural gas properties. Several of the officers and directors of our general partner, who are responsible for managing our operations and acquisition activities, hold similar positions with other entities that are in the business of identifying and acquiring oil and natural gas properties. For example, our general partner will be owned 50% by New Source Energy, 25% by an entity controlled by Mr. Chernicky, the Chairman of our general partner, and 25% by an entity controlled by Mr. Kos, the President and Chief Executive Officer of our general partner. New Source Energy is in the business of acquiring oil and natural gas properties, and Messrs. Kos and Chernicky are also the President and Chief Executive Officer and Chairman and controlling shareholder, respectively, of New Source Energy.

Additionally, neither our partnership agreement nor the omnibus agreement contains any restrictions on the ability of the New Source Group to compete with us. The New Source Group is under no obligation to offer properties or refer acquisitions or other opportunities to us.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or “JOBS Act.” For as long as we are an emerging growth company, unlike other public companies, we will not be required to:

•

provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise;

•	provide certain disclosure regarding executive compensation required of larger public companies; or

•	obtain shareholder approval of any golden parachute payments not previously approved.

We will cease to be an “emerging growth company” upon the earliest of:

•	when we have $1.0 billion or more in annual revenues;

•	when we have at least $700 million in market value of our common units held by non-affiliates;

•	when we issue more than $1.0 billion of non-convertible debt over a three-year period; or

•	the last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The Offering

Common units offered hereby	common units, or common units if the underwriters exercise in full their option to purchase additional common units.

Units outstanding after this offering	common units and subordinated units, representing % and %, respectively, limited partner interests in us (common units and subordinated units, representing % and %, respectively, limited partner interests in us if the underwriters exercise in full their option to purchase additional common units). The general partner will own general partner units, or general partner units if the underwriters exercise their option to purchase additional common units in full, in each case representing a 2.0% general partner interest in us.

Use of proceeds	We intend to use the estimated net proceeds of approximately $ million from this offering, based upon the assumed initial public offering price of $ per common unit (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts, structuring fees, fees and expenses associated with our new revolving credit facility and offering expenses, together with $ million of borrowings under our new revolving credit facility, as consideration (together with our issuance to New Source Energy of common units and subordinated units) for the contribution by New Source Energy of the Partnership Properties and commodity derivative contracts. We anticipate that we will assume approximately $ million of New Source Energy’s indebtedness that currently burdens the Partnership Properties, and we will use $ million of borrowings under our new revolving credit facility, in addition to a portion of the net proceeds from this offering, to repay in full such assumed debt at the closing of this offering. We will use any net proceeds from the exercise of the underwriters’ option to reduce outstanding borrowings under our new revolving credit facility. Please read “Use of Proceeds.”

Cash distributions	We expect to make a minimum quarterly distribution of $ per unit per quarter on all common, subordinated and general partner units ($ per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We refer to this cash as “available cash,” and it is defined in our partnership agreement included in this prospectus as Appendix A. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions.” For the first quarter that we are publicly traded, we will pay our unitholders a prorated distribution covering the period from the closing of this offering through , based on the actual length of that period.

Assuming our general partner maintains its 2.0% general partner interest in us, our partnership agreement requires us to distribute all of our available cash each quarter in the following manner during the subordinated period:

•	first, 98.0% to the holders of common units and 2.0% to our general partner, until each common unit has received the minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, 98.0% to the holders of subordinated units and 2.0% to our general partner, until each subordinated unit has received the minimum quarterly distribution of $ ; and

•	third, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed $ per common and subordinated unit in any quarter, our general partner will receive, in addition to distributions on its general partner interest, increasing percentages, up to 23.0%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

At the closing of this offering, our general partner will own all of our incentive distribution rights. New Source Energy will own a 50% membership interest in our general partner, an entity controlled by Mr. Chernicky will own a 25% membership interest in our general partner and an entity controlled by Mr. Kos will own the remaining 25% membership interest in our general partner. Please read “Certain Relationships and Related Party Transactions.”

Pro forma cash available for distribution generated during the year ended December 31, 2011 was approximately $22.4 million, which would have been sufficient to allow us to pay the full minimum quarterly distribution on our common units, general partner units and subordinated units during that period (assuming the underwriters exercise in full their option to purchase additional common units).

Pro forma cash available for distribution during the twelve months ended September 30, 2012 was approximately $17.9 million, which would have been sufficient to allow us to pay the full minimum quarterly distribution on our common units, general partner units and subordinated units during that period (assuming the underwriters exercise in full their option to purchase additional common units).

For a calculation of our ability to have made distributions to our unitholders based on our pro forma results of operations on a quarter-by-quarter basis for the year ended December 31, 2011 and the twelve months ended September 30, 2012, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

The amount of available cash we need to pay the minimum quarterly distribution for four quarters on our common units, general partner units and subordinated units to be outstanding immediately after this offering is approximately $ million (or an average of approximately $ million per quarter). Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

We believe, based on our financial forecast and related assumptions included in “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Adjusted EBITDA for the Year Ending December 31, 2013,” that we will have sufficient available cash to pay the aggregate minimum quarterly distribution of $ million on all of our common units, general partner units and subordinated units for the year ending December 31, 2013. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement, and there is no guarantee that we will make quarterly cash distributions to our unitholders. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Subordinated units	New Source Energy will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that, in any quarter during the subordination period, the subordinated units are entitled to receive the minimum quarterly distribution only after the common units have received their minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Accordingly, holders of subordinated units may receive a smaller distribution than holders of common units or no distribution at all. Subordinated units will not accrue arrearages.

The subordination period will begin on the closing date of this offering and will extend until the first business day on or after December 31, 2015 that we have earned and paid from operating surplus, in the aggregate, distributions on each outstanding common unit, subordinated unit and general partner unit and any other partnership interests that are senior or equal in right of distribution to the subordinated units equaling or exceeding the minimum quarterly distribution payable with respect to a period of twelve consecutive quarters immediately preceding such date, provided there are no arrearages in the minimum quarterly distribution on our common units at that time. For purposes of the subordination period, any quarter in which holders of our subordinated units are not entitled to receive the distributions otherwise payable on the subordinated units pursuant to the minimum annual production requirement under the development agreement shall be included in any period of twelve consecutive quarters, so long as aggregate distributions equaling or exceeding the minimum quarterly distribution on all common, subordinated, general partner unit and any other partnership interests that are senior or equal in right of distribution to the subordinated units were earned in respect of such quarter.

The subordination period will also end if our general partner is removed other than for cause, provided that units held by our general partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis and all common units thereafter will no longer be entitled to arrearages.

Early conversion of subordinated units	If we have earned and paid from operating surplus at least $ (125% of the minimum quarterly distribution) for each quarter in any four consecutive quarter period ending on or after December 31, 2013 on each outstanding common unit, subordinated unit, general partner unit and any other partnership interest that is senior or equal in right of distribution to the subordinated units, in addition to the corresponding incentive distributions for each such quarter, all of the outstanding subordinated units will convert into common units. For purposes of early conversion of subordinated units, any quarter in which holders of our subordinated units are not entitled to receive the distributions otherwise payable on the subordinated units pursuant to the minimum annual production requirement under the development agreement shall be included in any period of four consecutive quarters so long as aggregate distributions equaling or exceeding the minimum quarterly distribution on all common, subordinated, general partner unit and any other partnership interests that are senior or equal in right of distribution to the subordinated units were earned in respect of such quarter.

Issuance of additional units	We can issue an unlimited number of additional units, including units that are senior to the common units in right of distributions, liquidation and voting, on terms and conditions determined by our general partner, without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Securities.”

Limited voting rights	Our general partner will manage us and operate our business. Unlike stockholders of a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common and subordinated units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon the closing of this offering, New Source Energy will own an aggregate of approximately % of our outstanding common and subordinated units (or % of our outstanding common and subordinated units if the underwriters exercise their option to purchase additional common units in full) and will therefore be able to prevent the removal of our general partner. Please read “The Partnership Agreement—Limited Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a purchase price not less than the then-current market price of the common units, as calculated pursuant to the terms of our partnership agreement. Upon the closing of this offering, New Source Energy will own approximately % of our outstanding common units and 100% of our subordinated units (or % of our outstanding common and subordinated units if the underwriters exercise their option to purchase additional common units in full). Please read “The Partnership Agreement—Limited Call Right.”

Estimated ratio of taxable income to distributions	We estimate that if our unitholders own the common units purchased in this offering through the record date for distributions for the period ending December 31, 2015, such unitholders will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than % of the cash distributed to such unitholders with respect to that period. Please read “Material Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions” for information regarding the bases for this estimate.

Material tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Tax Consequences.”

Agreement to be bound by the partnership agreement	By purchasing a common unit, you will be admitted as a unitholder of our partnership and will be deemed to have agreed to be bound by all of the terms of our partnership agreement.

Listing and trading symbol	We intend to apply to list our common units on the New York Stock Exchange under the symbol “NSLP.”

Summary Historical Financial Data

We were formed in October 2012 and do not have historical financial operating results. The following table shows summary historical financial data attributable to the Partnership Properties, which will comprise the entirety of our operating assets following the closing of this offering, for the periods and as of the dates presented. The contribution of the Partnership Properties to us by New Source Energy will be a transaction between businesses under common control. Accordingly, we will reflect the Partnership Properties in our financial statements retroactively at carryover basis, and the accounts of the Partnership Properties will become our pre-formation date accounts. Due to the factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Operating Expenses—General and administrative,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Operating Expenses—Depreciation, depletion and amortization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Income Taxes,” our future results of operations will not be comparable to the historical results attributable to the Partnership Properties.

The summary historical financial data attributable to the Partnership Properties as of and for the years ended December 31, 2010 and 2011 are derived from the audited historical financial statements included elsewhere in this prospectus. The summary historical financial data attributable to the Partnership Properties as of and for the nine months ended September 30, 2011 and 2012 are derived from the unaudited historical financial statements included elsewhere in this prospectus.

You should read the following table in conjunction with “—Our Partnership Structure and Formation Transactions,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical financial statements included elsewhere in this prospectus. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the following information.

The following table presents Adjusted EBITDA, which we use in evaluating the liquidity of our business. This financial measure is not calculated or presented in accordance with generally accepted accounting principles, or GAAP. We explain this measure below and reconcile it to net cash from operating activities, its most directly comparable financial measure calculated and presented in accordance with GAAP.

	Year Ended December 31,		Nine Months Ended September 30,
	2010	2011	2011	2012
	(in thousands)
Statement of Operations Data:
Revenues:
Oil sales	$5,136	$4,489	$3,317	$4,371
Natural gas sales	9,409	8,713	6,786	4,177
Natural gas liquids sales	25,909	33,058	25,164	17,900

Total revenues	40,454	46,260	35,267	26,448

Operating costs and expenses:
Oil and natural gas production expenses	7,639	7,875	6,161	4,789
Oil and natural gas production taxes	2,876	2,155	1,682	829
General and administrative	649	6,928	3,037	10,956
Depreciation, depletion, and amortization	14,909	14,738	10,767	11,052
Accretion expense	50	55	41	86

Total operating costs and expenses	26,123	31,751	21,688	27,712

Operating income (loss)	14,331	14,509	13,579	(1,264)
Other income (expense):
Interest expense	(2,648)	(3,735)	(2,953)	(2,422)
Realized and unrealized gains (losses) from derivatives	(516)	(1,349)	1,463	6,866

Income before income taxes	11,167	9,425	12,089	3,180
Income tax expense	—	10,502	11,555	1,166

Net income (loss)	$11,167	$(1,077)	$534	$2,014

	As of December 31,		As of September 30,
	2010	2011	2012
	(in thousands)
Balance Sheet Data:
Oil and natural gas sales receivables	$6,122	$6,544	$5,269
Other current assets	938	1,134	—
Total property and equipment, net	86,049	94,468	92,137
Other assets	1,430	2,674	2,150

Total assets	$94,539	$104,820	$99,556

Current liabilities	$4,909	$4,076	$2,903
Long-term debt	60,000	68,500	68,000
Other long-term liabilities	2,056	13,824	13,331
Total parent net investment	27,574	18,420	15,322

Total liabilities and parent net investment	$94,539	$104,820	$99,556

	Year Ended December 31,		Nine Months Ended September 30,
	2010	2011	2011	2012
Other Financial Data:
Adjusted EBITDA	$30,123	$32,273	$24,993	$23,256
Cash Flow Data:
Net cash provided by operating activities	$27,940	$30,133	$25,775	$22,749
Net cash used in investing activities	$(19,226)	$(23,818)	$(19,671)	$(9,175)
Net cash used in financing activities	$(8,714)	$(6,315)	$(6,104)	$(13,574)

Non-GAAP Financial Measure

Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, and is not a measure of net income or cash flows as determined by United States generally accepted accounting principles, or GAAP.

We define Adjusted EBITDA as earnings before interest expense, income taxes, depreciation, depletion and amortization, accretion expense, non-cash compensation expense and unrealized derivative gains and losses.

Our management believes Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flows from operating activities as determined in accordance with GAAP or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. Our computations of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We believe that Adjusted EBITDA is a widely followed measure of operating performance and may also be used by investors to measure our ability to meet debt service requirements.

The following tables present a reconciliation of the non-GAAP financial measure of Adjusted EBITDA to the GAAP financial measures of net income (loss) and net cash provided by operating activities, respectively.

	Year Ended December 31,		Nine Months Ended September 30,
	2010	2011	2011	2012
	(in thousands)
Adjusted EBITDA Reconciliation to Net Income (loss):
Net income (loss)	$11,167	$(1,077)	$534	$2,014
Unrealized (gain) loss on derivatives	1,349	(150)	(2,259)	(889)
Non-cash compensation expense	—	4,470	1,402	7,405
Accretion expense	50	55	41	86
Interest expense	2,648	3,735	2,953	2,422
Depreciation, depletion and amortization	14,909	14,738	10,767	11,052
Income tax expense	—	10,502	11,555	1,166

Adjusted EBITDA	$30,123	$32,273	$24,993	$23,256

Adjusted EBITDA Reconciliation to Net Cash Provided By Operating Activities:
Net cash provided by operating activities	$27,940	$30,133	$25,775	$22,749
Cash interest expense	2,262	2,250	1,829	1,969
Current income tax liability assumed by parent	—	—	—	172
Changes in operating assets and liabilities	(79)	(110)	(2,611)	(1,634)

Adjusted EBITDA	$30,123	$32,273	$24,993	$23,256

Summary Reserve Operating Data

The following tables present summary information regarding estimated net proved oil, natural gas and NGL reserves and the historical operating data attributable to the Partnership Properties for the periods indicated. The estimates of our net proved reserves as of June 30, 2012 are based on a reserve report prepared by Ralph E. Davis Associates, Inc., our independent reserve engineers.

For additional information regarding our reserves, please see “Business—Our Operations” and the unaudited supplementary information in the notes to our financial statements included elsewhere in this prospectus.

	Estimated Reserves
	As of June 30, 2012
	Crude Oil (MBbls)	Natural Gas Liquids (MBbls)	Natural Gas (MMcf)	Total (MBoe)(2)
Reserves Category(1):
Proved developed	226.0	6,023.3	11,580.2	8,179.3
Proved undeveloped	288.7	3,652.5	12,575.4	6,037.1

Total proved	514.7	9,675.8	24,155.6	14,216.4

(1)	All reserves are located within the United States.
(2)	Determined using a ratio of six Mcf of natural gas to one Bbl of oil, condensate or NGLs based on an approximate energy equivalency.

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2012
Net Sales Data:
Crude oil (Bbls)	74,908	68,071	48,770	46,931
Natural gas (Mcf)	2,611,060	2,376,592	2,378,232	1,710,243
Natural gas liquids (Bbls)	646,814	658,293	720,615	536,356

Total crude oil equivalent (Boe)(1)	1,156,899	1,122,463	1,165,757	868,328
Average daily volumes (Boe/d)	3,170	3,075	3,194	3,169

Average Sales Price (Excluding Derivatives):
Crude oil (per Bbl)	$58.59	$75.45	$92.04	$93.14
Natural gas (per Mcf)	$2.92	$3.96	$3.66	$2.44
Natural gas liquids (per Bbl)	$28.97	$39.36	$45.87	$33.37
Average equivalent price (per Boe)	$26.58	$36.04	$39.68	$30.46

Expenses (per Boe):
Lease operating expenses	$4.23	$4.74	$4.76	$4.32
Workover expenses	$2.55	$2.07	$1.99	$1.20
Production taxes	$1.03	$2.56	$1.85	$0.95
General and administrative(2)	$0.49	$0.58	$2.11	$4.09
Depreciation, depletion and amortization	$11.92	$13.28	$12.64	$12.73

(1)	Determined using a ratio of six Mcf of natural gas to one Bbl of oil, condensate or NGLs based on an approximate energy equivalency.
(2)	General and administrative costs excluding non-cash compensation expense. In historical periods, the general and administrative expenses reflect an allocation of New Source Energy’s general and administrative expenses based on the proportion of historical production attributable to the Partnership Properties. From the closing of this offering through December 31, 2013, we will pay the New Source Group a quarterly fee of $675,000 for the provision of management, administrative and operational services. After December 31, 2013, in lieu of the quarterly fee, our general partner will reimburse the New Source Group, on a quarterly basis, for the actual direct and indirect expenses it incurs in its performance under the omnibus agreement, and we will reimburse our general partner for such payments it makes to the New Source Group.

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a business similar to ours. Prospective unitholders should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline and our unitholders could lose all or part of their investment.

Risks Related to Our Business

We may not have sufficient cash to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates.

We may not have sufficient available cash each quarter to pay the minimum quarterly distribution of $ per unit or any other amount. Under the terms of our partnership agreement, the amount of cash available for distribution will be reduced by our operating expenses and the amount of any cash reserves established by our general partner to provide for future operations, future capital expenditures, including acquisitions of additional oil and natural gas properties, future debt service requirements and future cash distributions to our unitholders.

The amount of cash we distribute on our units principally depends on the cash we generate from operations, which depends on, among other things:

•	the amount of oil, natural gas and NGLs we produce;

•	the prices at which we sell our oil, natural gas and NGL production;

•	the amount and timing of settlements of our commodity derivatives;

•	the level of our operating costs, including maintenance capital expenditures and payments to our general partner; and

•	the level of our interest expense, which depends on the amount of our indebtedness and the interest payable thereon.

For a description of additional restrictions and factors that may affect our ability to make cash distributions to our unitholders, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

The assumptions underlying the forecast of cash available for distribution that we include in “Our Cash Distribution Policy and Restrictions on Distributions” may prove inaccurate and are subject to significant risks and uncertainties, which could cause actual results to differ materially from our forecasted results.

The forecast of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations, Adjusted EBITDA and cash available for distribution for the year ending December 31, 2013. The assumptions underlying the forecast may prove inaccurate and are subject to significant risks and uncertainties that could cause actual results to differ materially from our forecasted results. If our actual results are significantly below forecasted results, or if our expenses are greater than forecasted, we may not generate enough cash available for distribution to pay the minimum quarterly distribution or any amount on our common units or subordinated units, which may cause the market price of our common units to decline materially.

We intend to rely on the New Source Group to execute our drilling program. If the New Source Group fails to perform or inadequately performs, our operations will be adversely affected and our costs could increase or our reserves may not be developed, reducing our future levels of production and our cash flow from operations, which could affect our ability to make cash distributions to our unitholders.

At the closing of this offering, we will enter into agreements with the New Source Group, under which we will rely on the New Source Group to operate all of our existing producing wells and coordinate our development drilling program. For example, pursuant to our development agreement with the New Source Group, New Source Energy has control over our drilling program and the sole right to determine which wells are drilled based on our annual drilling budget that will be determined and periodically updated by our general partner. Under the omnibus agreement, the New Source Group will also provide us with management and administrative services that we believe are necessary to allow our general partner to operate, manage and grow our business. If the New Source Group fails to perform or inadequately performs these functions, our operations would be adversely affected and our costs could increase or our reserves may not be developed or properly developed, reducing our future levels of production and our cash flow from operations, which could affect our ability to make cash distributions to you.

Unless we replace the oil and natural gas reserves we produce, our revenues and production will decline, which would adversely affect our cash flow from operations and our ability to make distributions to our unitholders.

We will be unable to sustain our minimum quarterly distribution without substantial capital expenditures that maintain our asset base. Producing oil and natural gas reservoirs are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil and natural gas reserves and production and therefore our cash flow and ability to make distributions are highly dependent on our success in efficiently developing and exploiting our current reserves. Our production decline rates may be significantly higher than currently estimated if our wells do not produce as expected. Further, our decline rate may change when we drill additional wells or make acquisitions. We may not be able to develop, find or acquire additional reserves to replace our current and future production at economically acceptable terms, which would adversely affect our business, financial condition and results of operations and reduce cash available for distribution to our unitholders.

A decline in oil, natural gas and NGL prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments.

The price we receive for our oil, natural gas and NGLs heavily influences our revenue, profitability, access to capital and future rate of growth. Oil, natural gas and NGLs are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. The prices we receive for our production, and the levels of our production, depend on numerous factors beyond our control. These factors include the following:

•	worldwide and regional economic and political conditions impacting the global supply and demand for oil, natural gas and NGLs;

•	the price and quantity of imports of foreign oil and natural gas;

•	the level of global oil and natural gas exploration and production;

•	the level of global oil and natural gas inventories;

•	localized supply and demand fundamentals and transportation availability;

•	weather conditions and natural disasters;

•	domestic and foreign governmental regulations;

•	speculation as to the future price of oil and the speculative trading of oil and natural gas futures contracts;

•	price and availability of competitors’ supplies of oil and natural gas;

•	the actions of the Organization of Petroleum Exporting Countries, or OPEC;

•	technological advances affecting energy consumption; and

•	the price and availability of alternative fuels.

Further, oil prices and natural gas prices do not necessarily fluctuate in direct relationship to each other. Because approximately 71.7% of our estimated proved reserves as of June 30, 2012 were oil and natural gas liquids reserves, our financial results are more sensitive to movements in oil prices. The price of oil has been extremely volatile, and we expect this volatility to continue. During the year ended December 31, 2011, the daily NYMEX West Texas Intermediate oil spot price ranged from a high of $113. 39 per Bbl to a low of $75.40 per Bbl, and the NYMEX natural gas Henry Hub spot price ranged from a high of $4.92 to a low of $2.84 per MMBtu.

Substantially all of our oil production is sold to purchasers under short-term (less than twelve months) contracts at market based prices. Lower oil, natural gas and NGL prices will reduce our cash flows, borrowing ability and the present value of our reserves. Lower prices may also reduce the amount of oil and natural gas that we can produce economically and may affect our proved reserves.

Our future revenues are dependent on our ability to successfully replace our proved developed producing reserves.

In general, production from oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our current proved reserves will decline as reserves are produced and, therefore, our level of production and cash flows will be affected adversely unless we participate in successful development activities or acquire properties containing proved reserves. Thus, our future oil and natural gas production and, therefore, our cash flow from operations are highly dependent upon the level of success we, in conjunction with the New Source Group, have in finding or acquiring additional reserves. However, we cannot assure you that our future activities will result in any specific amount of additional proved reserves or that the New Source Group will be able to drill productive wells at acceptable costs.

According to estimates included in our proved reserve report, if on January 1, 2012 drilling and development on our properties had ceased, including recompletions and workovers, then our proved developed producing reserves would decline at an annual effective rate of 13.2% over 10 years. If we fail to replace reserves, our level of production and cash flows will be affected adversely. Our total proved reserves will decline as reserves are produced unless the New Source Group conducts other successful exploration and development activities or we acquire properties containing proved reserves, or both.

We do not currently operate any of our drilling locations, and therefore, we will not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of our assets.

We do not currently operate any of our properties and do not have plans to develop the capacity to operate any of our properties. As a non-operated working interest owner, we are dependent on the New Source Group to develop our properties. Our ability to achieve targeted returns on capital in drilling or acquisition activities and to achieve production growth rates will be materially affected by decisions made by the New Source Group over which we have little or no control. Such decisions include:

•	the timing of capital expenditures;

•	the timing of initiating the drilling and recompleting of wells;

•	the extent of operating costs;

•	selection of technology and drilling and completion methods; and

•	the rate of production of reserves, if any.

If the contract operator for New Source Energy fails to perform its obligations under its agreements with New Source Energy, becomes subject to bankruptcy proceedings or otherwise proves to be an undesirable operator, our business could be adversely affected.

The successful execution of our strategy depends on continued utilization of New Dominion’s oil and gas infrastructure and technical staff as the operator of our properties. Failure to continue this relationship through (i) the termination or expiration of the operating agreements governing such relationship, or New Source Energy’s other arrangements with New Dominion and its affiliates or (ii) the bankruptcy or dissolution of New Dominion could have a material adverse effect on our operations and our financial results. In particular, if New Dominion becomes subject to bankruptcy proceedings, New Dominion or the bankruptcy trustee may be able to cancel one or more of its agreements with New Source Energy on the basis that they are “executory contracts.” If this were to occur, New Source Energy would be required either to renegotiate with New Dominion or its successor to continue to serve as the operator of New Source Energy’s properties and provide New Source Energy with access to the saltwater disposal and other infrastructure serving its existing properties or to select another operator and obtain access to similar infrastructure from other sources, any of which would most likely result in higher costs to us for such services and infrastructure, notwithstanding the omnibus agreement.

Properties that we acquire may not produce oil or natural gas as projected, and we may be unable to determine reserve potential, identify liabilities associated with the properties or obtain protection from sellers against them, which could cause us to incur losses.

Our principal growth strategy is to pursue selective acquisitions of producing and proved undeveloped properties in conventional resource reservoirs through the New Source Group. If we choose to participate in an acquisition identified by the New Source Group, we will perform a review of the target properties that we believe is consistent with industry practices. However, these reviews are inherently incomplete. Generally, it is not feasible to review in depth every individual property involved in each acquisition. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. We may not perform an inspection on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, we may not be able to obtain effective contractual protection against all or part of those problems, and we may assume environmental and other risks and liabilities in connection with the acquired properties.

All of our producing properties and interests are currently located in the Hunton Formation in east-central Oklahoma, making us vulnerable to risks associated with operating in one primary geographic area.

All of our oil and gas assets and interests are currently in the Hunton Formation in east-central Oklahoma. As a result, we may be disproportionately exposed to the impact of delays or interruptions of production from wells in which we have an interest that are caused by transportation capacity constraints, curtailment of production, availability of equipment, facilities, personnel or services, significant governmental regulation, natural disasters, adverse weather conditions, plant closures for scheduled maintenance or interruption of transportation of oil or natural gas produced from the wells in this area. In addition, the effect of fluctuations on supply and demand may become more pronounced within specific geographic oil and gas producing areas such as in Oklahoma, which may cause these conditions to occur with greater frequency or magnify the effect of these conditions. Due to the concentrated nature of our portfolio of properties, a number of our properties could experience any of the same conditions at the same time, resulting in a relatively greater impact on our results of operations than they might have on other companies that have a more diversified portfolio of properties. Such delays or interruptions could have a material adverse effect on our financial condition and results of operations.

We are subject to significant risks associated with the drilling and completion of wells in which we participate.

There are risks associated with the drilling of oil and natural gas wells, including landing the wellbore in the desired drilling zone, staying in the desired drilling zone while drilling horizontally through the formation, running casing the entire length of the wellbore and being able to run tools and other equipment consistently through the horizontal wellbore, fires and spills, among others. Risks in completing our wells include, but are not limited to, being able to produce the formation, being able to run tools the entire length of the wellbore during completion operations and successfully cleaning out the wellbore. The occurrence of any of these events could significantly reduce our revenues or cause substantial losses, impairing our future operating results. We may become subject to liability for pollution, blow-outs or other hazards. The payment of such liabilities could reduce the funds available to us or could, in an extreme case, result in a total loss of our properties and assets.

Our reliance on specialized processes creates uncertainties that could adversely affect our results of operations and financial condition.

One of our business strategies is to commercially develop conventional resource reservoirs using specialized processes employed by the New Source Group. One technique utilized by the New Source Group is the installation of electric submersible pumps to depressurize the targeted hydrocarbon-bearing reservoir, allowing the gas to expand and push oil and natural gas out of the pores in which they are trapped, in order to increase the production of oil and natural gas. The additional production and reserves attributable to the use of these techniques is inherently difficult to predict. If these specialized processes do not allow for the extraction of additional oil and natural gas production in the manner or to the extent that we anticipate, our future results of operations and financial condition could be materially adversely affected.

We depend on our key management personnel, and the loss of any of these individuals could adversely affect our business.

If we lose the services of our key management personnel (including Mr. Kos and Mr. Chernicky) or are unable to attract additional qualified personnel, our business, financial condition, results of operations, development efforts and ability to grow could suffer. We depend upon the knowledge, skill and experience of these individuals to assist us in improving the performance and reducing the risks associated with our participation in oil and natural gas development projects. In addition, the success of our business depends, to a significant extent, upon the abilities and continued efforts of our management.

Our key management personnel (including Mr. Kos and Mr. Chernicky) may terminate their employment with us at any time for any reason with little or no notice. Upon termination of their employment, such persons may engage in businesses that compete with us.

We rely on our relationships with affiliates to access infrastructure that is critical to the development of our assets. Adequate infrastructure may not be available at an economic rate.

Execution of our business strategy is dependent on the availability and capability of various infrastructure, including gas gathering and processing, saltwater disposal, and transportation. Future acquisitions may require us to expend significant capital to acquire, develop or access similar infrastructure. Such capital requirements may adversely impact our returns.

Our access to saltwater disposal infrastructure may not be sufficient to handle all saltwater produced, and environmental regulations may impact our ability to handle saltwater.

Our production is dependent on economically disposing of large amounts of saltwater utilizing the New Source Group’s existing saltwater disposal infrastructure. Changing environmental regulations or the unexpected production of excessive saltwater could render such infrastructure insufficient and require additional capital expenditures.

Our ability to sell our production and/or receive market prices for our production may be adversely affected by lack of transportation, capacity constraints and interruptions.

The marketability of our production from our producing properties depends in part upon the availability, proximity and capacity of third-party refineries, natural gas gathering systems and processing facilities. We deliver crude oil and natural gas produced from these areas through transportation systems that we do not own. The lack of availability or capacity on these systems and facilities could reduce the price offered for our production or result in the shut-in of producing wells or the delay or discontinuance of development plans for properties.

A portion of our production may also be interrupted, or shut in, from time to time for numerous other reasons, including as a result of accidents, field labor issues or strikes, or the New Source Group might voluntarily curtail production in response to market conditions. If a substantial amount of our production is interrupted at the same time, it could adversely affect our cash flow from operations.

Our identified drilling locations are scheduled to be developed over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

We have identified and scheduled drilling locations on our acreage over a multi-year period. The ability of the New Source Group to drill and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, oil, natural gas and NGL prices, costs and drilling results. The final determination on whether to drill any of these drilling locations will be dependent upon the factors described elsewhere in this prospectus as well as, to some degree, the results of the New Source Group’s drilling activities with respect to our proved drilling locations. Because of these uncertainties, we do not know if the identified drilling locations will be drilled within our expected time frame or will ever be drilled. As such, our actual drilling activities may be materially different from those presently identified, which could adversely affect our business, results of operations or financial condition.

Our estimated proved reserves are based on many assumptions that may turn out to be inaccurate. Any significant inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. It requires interpretations of available technical data and many assumptions, including assumptions relating to current and future economic conditions and commodity prices. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in this prospectus.

To prepare our estimates, we must project production rates and the timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data, and the quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil, natural gas and NGL prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production.

Actual future production, oil, natural gas and NGL prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown in this prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of development, prevailing oil, natural gas and NGL prices and other factors, many of which are beyond our control.

A substantial portion of our estimated proved reserves is undeveloped and may not ultimately be developed or become commercially productive, which could have a material adverse effect on our future oil and natural gas reserves and production and, therefore, our future cash flow and income.

Approximately 42.5% of our total estimated proved reserves as of June 30, 2012 were proved undeveloped reserves and may not be ultimately developed or produced. In estimating our proved undeveloped reserves, we rely upon estimates of our working interest and net revenue interest based on our current ownership of leasehold in the proposed drilling unit, and we also use assumed production volumes based on production histories and geological information. Recovery of proved undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data included in our reserve report assumes that substantial capital expenditures are required and will be made to develop these reserves. We cannot be certain that the estimated costs of the development of these reserves are accurate, that development will occur as scheduled or that the results of such development will be as estimated. Delays in the development of our reserves or increases in costs to drill and develop such reserves will reduce the standardized measure of our estimated proved undeveloped reserves and future net revenues estimated for such reserves and may result in some projects becoming uneconomic. In addition, delays in the development of reserves could cause us to have to reclassify our proved reserves as unproved reserves.

The present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated oil and natural gas reserves.

You should not assume that the present value of future net revenues from our proved reserves is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements for the years ended December 31, 2010 and 2011, we have based the estimated discounted future net revenues from our proved reserves on the unweighted arithmetic average of the first-day-of-the-month price for each of the preceding twelve months without giving effect to derivative transactions. Actual future net revenues from our oil and natural gas properties will be affected by factors such as:

•	the actual prices we receive for oil and natural gas;

•	our actual development and production expenditures;

•	the amount and timing of actual production; and

•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of expenses in connection with the development and production of oil and natural gas properties will affect the timing and amount of actual future net revenues from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net revenues may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general. Actual future prices and costs may differ materially from those used in the present value estimates included in this prospectus.

Our development and acquisition projects require substantial capital expenditures. We may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in our oil and natural gas reserves.

The natural gas and oil industry is capital intensive. We make and expect to continue to make substantial capital expenditures in our business for the development, production and acquisition of oil, natural gas and NGL reserves. These expenditures will reduce our cash available for distribution. We intend to finance our future capital expenditures with cash flow from operations and our new revolving credit facility.

We may not be able to access the capital markets or otherwise secure such additional financing on reasonable terms or at all, and financing may not continue to be available to us under our existing or new financing arrangements. Our business strategy is reliant upon our ability to have access to a substantial amount of outside capital. The availability of these sources of capital will depend upon a number of factors, including general economic and financial market conditions, oil, natural gas and NGL prices and our market value and operating performance. If additional capital resources are unavailable, we may curtail our development and other activities or be forced to sell some of our assets on an untimely or unfavorable basis. Any such curtailment or sale could have a material adverse effect on our business, financial condition and results of operations.

Our cash flows from operations and access to capital are subject to a number of variables, including, among others:

•	our proved reserves;

•	the volume of oil, natural gas and NGLs we are able to produce and sell from existing wells;

•	the prices at which our oil, natural gas and NGLs are sold;

•	our ability to acquire, locate and produce new reserves; and

•	the ability of our banks to lend.

If our revenues or the borrowing base under our new revolving credit facility decrease as a result of lower oil, natural gas or NGL prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. If additional capital is needed, we may not be able to obtain debt or equity financing.

Increased costs of capital could adversely affect our business.

Our business and operating results can be harmed by factors such as the availability, terms and cost of capital and increases in interest rates. Changes in any one or more of these factors could cause our cost of doing business to increase, limit our access to capital, limit our ability to pursue acquisition opportunities, reduce our cash flows available for drilling and place us at a competitive disadvantage. Continuing disruptions and volatility in the global financial markets may lead to an increase in interest rates or a contraction in credit availability impacting our ability to finance our operations. We require continued access to capital. A significant reduction in the availability of credit could materially and adversely affect our ability to achieve our planned growth and operating results.

If oil, natural gas and NGL prices decrease, we may be required to take write-downs of the carrying values of our oil and natural gas properties.

We review our proved oil and natural gas properties for impairment whenever events and circumstances indicate that a decline in the recoverability of their carrying value may have occurred. Based on specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write down the carrying value of our oil and natural gas properties, which may result in a decrease in the amount available under our new revolving credit facility. A write-down constitutes a non-cash charge to earnings. We may incur impairment charges in the future that could have a material adverse effect on our ability to borrow under our new revolving credit facility and our results of operations for the periods in which such charges are taken.

Our insurance policies might be inadequate to cover our liabilities.

Insurance costs are expected to continue to increase over the next few years, and we may decrease coverage and retain more risk to mitigate future cost increases. If we incur substantial liability, and the damages are not covered by insurance or are in excess of policy limits, then our business, results of operations and financial condition may be materially adversely affected.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater resources than we do.

We operate in a highly competitive environment for acquiring prospects and productive properties, marketing oil and natural gas and securing equipment and trained personnel. As a relatively small oil and natural gas company, many of our competitors are major and large independent oil and natural gas companies that possess and employ financial, technical and personnel resources substantially greater than ours. Those companies may be able to develop and acquire more prospects and productive properties than our financial or personnel resources permit and may be willing to pay premium prices that we cannot afford to match. Our ability to acquire additional prospects and develop reserves in the future will depend on our ability to evaluate and select suitable properties and consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. Larger competitors may be better able to withstand sustained periods of unsuccessful drilling and absorb the burden of changes in laws and regulations more easily than we can, which would adversely affect our competitive position. We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel or raising additional capital.

Our commodity derivative arrangements may be ineffective in managing our commodity price risk and could result in financial losses or could reduce our income, which may adversely impact our ability to pay distributions to our unitholders.

We enter into financial hedge arrangements (i.e., commodity derivative agreements) from time to time in order to manage our commodity price risk and to provide a more predictable cash flow from operations. We do not intend to designate our derivative instruments as cash flow hedges for accounting purposes. The fair value of our derivative instruments will be marked to market at the end of each quarter, and the resulting unrealized gains or losses due to changes in the fair value of our derivative instruments will be recognized in current earnings. Accordingly, our earnings may fluctuate significantly as a result of changes in fair value of our derivative instruments.

Actual future production of our properties may be significantly higher or lower than we estimate at the time we enter into commodity derivative contracts for such period. If the actual amount of production is higher than we estimated, we will have greater commodity price exposure than we intended. If the actual amount of production is lower than the notional amount that is subject to our derivative financial instruments, we might be forced to satisfy all or a portion of our derivative transactions without the benefit of the cash flow from our sale of the underlying physical commodity, resulting in a substantial diminution of our liquidity. As a result of these factors, to the extent we engage in hedging activities, such hedging activities may not be as effective as we intend in reducing the volatility of our cash flows.

Derivative instruments also expose us to the risk of financial loss in some circumstances, including when:

•	production is less than the volume covered by the derivative instruments;

•	the counter-party to the derivative instrument defaults on its contract obligations;

•	there is an increase in the differential between the underlying price in the derivative instrument and actual prices received; or

•	the steps we take to monitor our derivative financial instruments do not detect and prevent transactions that are inconsistent with our risk management strategies.

In addition, depending on the type of derivative arrangements we enter into, the agreements could limit the benefit we would receive from increases in oil, natural gas or natural gas liquids prices. We cannot assure you that the commodity derivative contracts we have entered into, or will enter into, will adequately protect us from fluctuations in oil prices.

The recent adoption of derivatives legislation by the United States Congress could have an adverse effect on our ability to use derivative instruments to reduce the effect of commodity price, interest rate and other risks associated with our business.

The U.S. Congress recently adopted the Dodd-Frank Wall Street Reform and Consumer Protection Act which, among other provisions, establishes federal oversight and regulation of the over-the-counter derivatives market and entities, such as us, that participate in that market. In its rulemaking under the new legislation, the Commodities Futures Trading Commission (the “CFTC”) has proposed regulations to set position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalent. Certain bona fide hedging transactions or positions would be exempt from these position limits. It is not possible at this time to predict when the CFTC will finalize these regulations. The financial reform legislation may also require us to comply with margin requirements and with certain clearing and trade-execution requirements in connection with our commodity price management activities, although the application of those provisions to us is uncertain at this time. The financial reform legislation may also require some counterparties to spin off some of their derivatives activities to separate entities, which may not be as creditworthy. The new legislation and any new regulations could significantly increase the cost of derivative contracts (including through requirements to post collateral which could adversely affect our available liquidity), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing commodity price contracts, and increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of the legislation and regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures. Finally, the legislation was intended, in part, to reduce the volatility of oil, natural gas and NGL prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. Our revenues could therefore be adversely affected if commodity prices decline as a consequence of the legislation and regulations. Any of these consequences could have a material adverse effect on us, our financial condition, and our results of operations.

Our production of oil and natural gas is sold to a limited number of customers and the credit default of one of these customers could have a temporary adverse effect on us.

Our revenues are generated under contracts with a limited number of customers. Historically, all of the natural gas from our properties has been sold to Scissortail Energy, LLC and DCP Midstream, LP and all of the oil from our properties has been sold to United Petroleum Purchasing Company, Sunoco, Inc. and Enterprise Products Company. Our results of operations would be adversely affected as a result of non-performance by any of our customers. A non-payment default by one of these large customers could have an adverse effect on us, temporarily reducing our cash flow.

Increases in interest rates could adversely impact our unit price and our ability to issue additional equity and incur debt.

As with other yield-oriented securities, our unit price is impacted by the level of our cash distributions to our unitholders and the implied distribution yield. The distribution yield is often used by investors to compare and rank similar yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our common units, and a rising interest rate environment could have an adverse impact on our unit price, our ability to issue additional equity or incur debt, and the cost to us of any such issuance or incurrence.

Changes in the legal and regulatory environment governing the oil and natural gas industry, particularly changes in the current Oklahoma forced pooling system, could have a material adverse effect on our business.

Our business is subject to various forms of extensive government regulation, including laws and regulations concerning the location, spacing and permitting of the oil and natural gas wells the New Source Group drills and the disposal of saltwater produced from such wells, among other matters. In particular, our business relies heavily on a methodology available in Oklahoma known as “forced pooling,” which refers to the ability of a holder of an oil and natural gas interest in a particular prospective drilling spacing unit to apply to the Oklahoma Corporation Commission for an order forcing all other holders of oil and natural gas interests in such area into a common pool for purposes of developing that drilling spacing unit. Changes in the legal and regulatory environment governing our industry, particularly any changes to Oklahoma forced pooling procedures that make forced pooling more difficult to accomplish, could result in increased compliance costs and adversely affect our business and results of our operations.

Certain federal income tax deductions currently available with respect to oil and natural gas exploration and development may be eliminated as a result of future legislation.

Among the changes contained in the President’s fiscal year 2013 budget proposal, released by the White House on February 13, 2012, is the elimination or deferral of certain key U.S. federal income tax deductions currently available to oil and gas exploration and production companies. Such changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties; (ii) the elimination of current deductions for intangible drilling and development costs; (iii) the elimination of the deduction for certain U.S. production activities; and (iv) an extension of the amortization period for certain geological and geophysical expenditures. Recently, members of the U.S. Congress have considered similar changes to the existing federal income tax laws that affect oil and natural gas exploration and production companies, which, if enacted, would negatively affect our financial condition and results of operations. The passage of any legislation as a result of the budget proposal or any other similar change in U.S. federal income tax law could eliminate or defer certain tax deductions within the industry that are currently available with respect to oil and natural gas exploration and development, and any such change could increase the taxable income allocable to our unitholders and negatively impact the value of an investment in our common units.

Our operations are subject to health, safety, and environmental laws and regulations which may expose us to significant costs and liabilities.

Our oil and natural gas exploration, production and processing operations are subject to stringent and complex federal, state, and local laws and regulations governing health and safety aspects of our operation, the discharge of materials into the environment and the protection of the environment. These laws and regulations may impose on our operations numerous requirements, including the obligation to obtain a permit before conducting drilling or underground injection activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitations or prohibitions of drilling activities on certain lands lying within wilderness, wetlands and other protected areas; specific health and safety criteria to protect workers; and the responsibility for cleaning up any pollution resulting from operations. Numerous governmental authorities such as the U.S. Environmental Protection Agency, or the EPA, and analogous state agencies have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly actions. These laws and regulations may result in the assessment of administrative, civil or criminal penalties for any violations; the imposition of investigatory or remedial obligations; the issuance of injunctions limiting or preventing some or all of our operations; and delays in granting permits and cancellation of leases.

There is an inherent risk of incurring significant environmental costs and liabilities in the performance of our operations, some of which may be material, due to the New Source Group’s handling of petroleum hydrocarbons and wastes, emissions to air and water, the underground injection or other disposal of wastes and historical industry operations and waste disposal practices. Under certain environmental laws and regulations, we may be liable regardless of whether we were at fault for the full cost of removing or remediating contamination, even when multiple parties contributed to the release and the contaminants were released in compliance with all applicable laws. In addition, accidental spills or releases on our properties may expose us to significant costs or liabilities that could have a material adverse effect on our financial condition or results of operations. Aside from government agencies, the owners of properties where our wells are located, the operators of facilities where our petroleum hydrocarbons or wastes are taken for processing, reclamation or disposal and other private parties may be able to sue us to enforce compliance with environmental laws and regulations, collect penalties for violations or obtain damages for any related personal injury or property damage. Some of our properties are located near current or former third-party oil and natural gas operations or facilities, and there is a risk that contamination has migrated from those sites to ours. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly material handling, emission, waste management or cleanup requirements could require us to make significant expenditures to attain and maintain compliance or may otherwise have a material adverse effect on our own results of operations, competitive position or financial condition. We may not be able to recover some or any of these costs from insurance.

Climate change laws and regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the oil and natural gas that we produce, while the physical effects of climate change could disrupt our production and cause us to incur significant costs in preparing for or responding to those effects.

There is a growing belief that emissions of greenhouse gases (“GHGs”) may be linked to climate change. Climate change and the costs that may be associated with its impacts and the regulation of GHGs have the potential to affect our business in many ways, including negatively impacting the costs we incur in producing oil and natural gas and the demand for and consumption of oil and natural gas (due to change in both costs and weather patterns).

In December 2009, the EPA determined that atmospheric concentrations of carbon dioxide, methane, and certain other GHGs present an endangerment to public health and welfare because such gases are, according to the EPA, contributing to the warming of the earth’s atmosphere and other climatic changes. Consistent with its findings, the EPA has proposed or adopted various regulations under the Clean Air Act to address GHGs. Among other things, the EPA is limiting emissions of greenhouse gases from new cars and light duty trucks beginning with the 2012 model year. In addition, the EPA has published a final rule to address the permitting of GHG emissions from stationary sources under the Prevention of Significant Deterioration, or “PSD,” and Title V permitting programs, pursuant to which these permitting requirements have been “tailored” to apply to certain stationary sources of GHG emissions in a multi-step process, with the largest sources first subject to permitting. Facilities required to obtain PSD permits for their GHG emissions will be required to meet emissions limits that are based on the “best available control technology,” which will be established by the permitting agencies on a case-by-case basis. The EPA has also adopted regulations requiring the reporting of GHG emissions from specified large GHG emission sources in the United States, including certain oil and natural gas production facilities, which may include certain of our operations, beginning in 2012 for emissions occurring in 2011 and which may form the basis for further regulation. Many of the EPA’s GHG rules are subject to legal challenges, but have not been stayed pending judicial review. Depending on the outcome of such proceedings, such rules may be modified or rescinded or the EPA could develop new rules. The EPA’s GHG rules could adversely affect our operations and restrict or delay our ability to obtain air permits for new or modified facilities.

Moreover, Congress has from time to time considered adopting legislation to reduce emissions of GHGs or promote the use of renewable fuels. As an alternative, some proponents of GHG controls have advocated mandating a national “clean energy” standard. In 2011, President Obama encouraged Congress to adopt a goal of generating 80% of U.S. electricity from “clean energy” by 2035 with credit for renewable and nuclear power and partial credit for clean coal and “efficient natural gas.” Because of the lack of any comprehensive federal legislative program expressly addressing GHGs, there currently is a great deal of uncertainty as to how and when additional federal regulation of GHGs might take place and as to whether the EPA should continue with its existing regulations in the absence of more specific Congressional direction.

In the meantime, many states already have taken such measures, which have included renewable energy standards, development of GHG emission inventories and/or cap and trade programs. Cap and trade programs typically work by requiring major sources of emissions or major producers of fuels to acquire and surrender emission allowances, with the number of available allowances reduced each year until the overall GHG emission reduction goal is achieved. These allowances are expected to escalate significantly in cost over time. The adoption of legislation or regulatory programs to reduce emissions of GHGs could require us to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or comply with new regulatory or reporting requirements or to purchase electricity. If we are unable to recover or pass through a significant level of our costs related to complying with climate change regulatory requirements imposed on us, it could have a material adverse effect on our results of operations and financial condition. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, the oil and natural gas we produce. Consequently, legislation and regulatory programs to reduce emissions of GHGs could have an adverse effect on our business, financial condition and results of operations.

Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms and floods. If any such effects were to occur, they could have an adverse effect on our exploration and production operations. Significant physical effects of climate change could also have an indirect effect on our financing and operations by disrupting the transportation or process-related services provided by midstream companies, service companies or suppliers with whom we have a business relationship. Our insurance may not cover some or any of the damages, losses, or costs that may result from potential physical effects of climate change.

Risks Related to Our Indebtedness

Our new revolving credit facility will have substantial restrictions and financial covenants that may restrict our business and financing activities and our ability to pay distributions to our unitholders.

The operating and financial restrictions and covenants in our new revolving credit facility and any future financing agreements may restrict our ability to finance future operations or capital needs or to engage, expand or pursue our business activities or to pay distributions to our unitholders. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—New Revolving Credit Facility.” Our ability to comply with these restrictions and covenants in our new revolving credit facility in the future is uncertain and will be affected by the levels of cash flow from our operations and events or circumstances beyond our control. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any provisions of our new revolving credit facility that are not cured or waived within the appropriate time periods provided in our new revolving credit facility, all or a significant portion of our indebtedness may become immediately due and payable, our ability to make distributions to our unitholders will be inhibited and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our new revolving credit facility will be secured by substantially all of our assets, and if we are unable to repay our indebtedness under our new revolving credit facility, the lenders could seek to foreclose on our assets.

We anticipate that, like New Source Energy’s credit facility, our new revolving credit facility will be reserve-based, and thus we will be permitted to borrow under our new revolving credit facility in an amount up to the borrowing base, which is primarily based on the value of our oil and natural gas properties and our commodity derivative contracts as determined semi-annually by our lenders in their sole discretion. Our borrowing base will be subject to redetermination on a semi-annual basis based on an engineering report with respect to our estimated natural gas, NGL and oil reserves, which will take into account the prevailing natural gas, NGL and oil prices at such time, as adjusted for the impact of our derivative contracts. In the future, we may not be able to access adequate funding under our new revolving credit facility as a result of (i) a decrease in our borrowing base due to a subsequent borrowing base redetermination, or (ii) an unwillingness or inability on the part of our lending counterparties to meet their funding obligations.

A future decline in commodity prices could result in a redetermination that lowers our borrowing base in the future and, in such case, we could be required to repay any indebtedness in excess of the borrowing base, or we will be required to pledge other oil and natural gas properties as additional collateral. We do not anticipate having any substantial unpledged properties, and we may not have the financial resources in the future to make any mandatory principal prepayments required under our new revolving credit facility. Additionally, we anticipate that if, at the time of any distribution, our borrowings equal or exceed the maximum percentage allowed of the then-specified borrowing base, we will not be able to pay distributions to our unitholders in any such quarter without first making the required repayments of indebtedness under our new revolving credit facility.

The variable rate indebtedness in our new revolving credit facility will subject us to interest rate risk, which could cause our debt service obligations to increase significantly.

Our borrowings under our new revolving credit facility will bear interest at rates that may vary, exposing us to interest rate risk. If such rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash available for servicing our indebtedness would decrease.

Availability under our new revolving credit facility will be based on a borrowing base which is subject to redetermination by our lenders. If our borrowing base is reduced, we may be required to repay amounts outstanding under our new revolving credit facility.

Our ability to make payments due under our new revolving credit facility will depend upon our future operating performance, which is subject to general economic and competitive conditions and to financial, business and other factors, many of which we cannot control. In addition, our borrowing base will be subject to semi-annual redetermination by our lenders based on valuation of our proved reserves and the lenders’ internal criteria. In the event the amount outstanding under our new revolving credit facility at any time exceeds the borrowing base at such time, we may be required to repay a portion of our outstanding borrowings on an accelerated basis. If we do not have sufficient funds on hand for repayment in such event, or to service our debt obligations generally, we may be required to seek a waiver or amendment from our lenders, refinance our new revolving credit facility, sell assets or sell additional securities. We may not be able to obtain such financing or complete such transactions on terms acceptable to us, or at all. In addition, our new revolving credit facility may limit our ability to take certain of such actions. Failure to make the required repayment could result in a default under our new revolving credit facility. Our failure to generate sufficient funds to pay our debts or to undertake any of these actions successfully, or to comply with the covenants under our new revolving credit facility mentioned above, could materially adversely affect our business.

Our level of indebtedness may increase and reduce our financial flexibility.

As of September 30, 2012, we had approximately $68.0 million in outstanding debt. We expect to have $40.0 million in outstanding debt at the closing of this offering, and in the future we may incur additional indebtedness to make future acquisitions or to develop our properties.

Our level of indebtedness could affect our operations in several ways, including the following:

•	a significant portion of our cash flows could be used to service our indebtedness;

•	a high level of debt would increase our vulnerability to general adverse economic and industry conditions;

•	the covenants contained in the agreements governing our outstanding indebtedness could limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;

•

a high level of debt could place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore, may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing;

•	our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•

a high level of debt may make it more likely that a reduction in the borrowing base of our new revolving credit facility following a periodic redetermination could require us to repay a portion of our then outstanding bank borrowings; and

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general partnership or other purposes.

A high level of indebtedness increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, oil, natural gas and natural gas liquids prices, and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flows to pay the interest on our debt and future working capital, borrowings or equity financing may not be available to pay or refinance such debt. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital.

Our indebtedness under our new revolving credit facility will be secured by substantially all of our assets. Therefore, if we default on any of our obligations under the credit facility it could result in our lenders foreclosing on our assets or otherwise being entitled to revenues generated by and through our assets.

Risks Inherent in an Investment in Us

Our general partner and its affiliates will own a controlling interest in us and will have conflicts of interest with, and owe limited fiduciary duties to, us, which may permit them to favor their own interests to the detriment of our unitholders.

Our general partner will have control over all decisions related to our operations. Upon the closing of this offering, New Source Energy will control an aggregate     % of our outstanding common units and all of our subordinated units, and 100% of the voting membership interests in our general partner will be owned by New Source Energy and certain of its affiliates. Mr. Chernicky, in turn, owns 83.3% of the voting common stock of New Source Energy. The directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to the owners of our general partner. However, certain directors and officers of our general partner, including Mr. Chernicky and Mr. Kos, are directors and/or officers of affiliates of our general partner (including members of the New Source Group), and will continue to have economic interests, investments and other economic incentives in the New Source Group. Conflicts of interest exist and may arise in the future between our general partner and its affiliates (including members of the New Source Group), on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders and us. Please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest—Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.” These potential conflicts include, among others, the following situations:

•

neither our partnership agreement nor any other agreement requires New Source Energy to pursue a business strategy that favors us. The directors and officers of New Source Energy have a fiduciary duty to make decisions in the best interests of its equity holders, which may be contrary to our interests;

•

our general partner is allowed to take into account the interests of parties other than us, such as its owners, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•

New Source Energy is not limited in its ability to compete with us, including with respect to future acquisition opportunities, and is under no obligation to offer assets to us. Please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest—New Source Energy and other affiliates of our general partner will not be limited in their ability to compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets or businesses”;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•

many of the officers and directors of our general partner who will provide services to us will devote time to affiliates of our general partner, including New Source Energy, and may be compensated for services rendered to such affiliates;

•

our general partner has limited its liability and reduced its fiduciary duties, and has also restricted the remedies available to our unitholders for actions that, without such limitations, reductions, and restrictions, might constitute breaches of fiduciary duty. By purchasing common units, unitholders are consenting to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable law;

•	New Source Energy determines the amount and timing of our drilling program under our development agreement;

•

our general partner determines the amount and timing of our asset purchases and sales, borrowings, issuance of additional partnership interests, other investments, including investment capital expenditures in other partnerships with which our general partner is or may become affiliated, and the creation, reduction or increase of cash reserves, each of which can affect the amount of cash that is distributed to unitholders;

•

our general partner determines whether a cash expenditure is classified as a growth capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus in any given period and the ability of the subordinated units to convert into common units;

•

we and our general partner will enter into an omnibus agreement with the New Source Group in connection with this offering, pursuant to which, among other things, the New Source Group will operate our assets and perform other management and administrative services for us and our general partner;

•

our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

•

our partnership agreement permits us to classify up to $         million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the general partner interest or the incentive distribution rights;

•	our general partner decides whether to retain separate counsel, accountants, or others to perform services for us;

•

our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations;

•

our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations and, in some circumstances, is entitled to be indemnified by us;

•	our general partner may exercise its limited right to call and purchase common units if it and its affiliates own more than 80% of the common units; and

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including New Source Energy.

Please read “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Fiduciary Duties.”

New Source Energy and other affiliates of our general partner will not be limited in their ability to compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets or businesses.

Our partnership agreement provides that the New Source Group is not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In addition, the New Source Group may acquire, develop or dispose of additional oil and natural gas properties or other assets in the future, without any obligation to offer us the opportunity to purchase or develop any of those assets.

The members of the New Source Group are established participants in the oil and natural gas industry, and each have resources greater than ours, which factors may make it more difficult for us to compete with them with respect to commercial activities as well as for potential acquisitions. As a result, competition from these affiliates could adversely impact our results of operations and cash available for distribution to our unitholders. Please read “Conflicts of Interest and Fiduciary Duties.”

Neither we nor our general partner have any employees and we will rely primarily on the employees of the New Source Group to manage our business. The management team of New Source Energy, which includes the individuals who will manage us, will also perform substantially similar services for its assets and operations, and thus will not be solely focused on our business.

Neither we nor our general partner have any employees and we will rely primarily on the New Source Group to operate our assets. Upon the closing of this offering, we and our general partner will enter into an omnibus agreement with the New Source Group, pursuant to which, among other things, the New Source Group will agree to operate our assets, perform our drilling operations and provide other management and administrative services for us and our general partner.

The New Source Group will provide substantially similar services with respect to its own assets and operations. Because the New Source Group will be providing services to us that are substantially similar to those performed for its members, the New Source Group may not have sufficient human, technical and other resources to provide those services at a level that the New Source Group would be able to provide to us if it were solely focused on our business and operations. The New Source Group may make internal decisions on how to allocate its available resources and expertise that may not always be in our best interest compared to the interests of our affiliates. There is no requirement that the New Source Group favor us over itself in providing its services. If the employees of the New Source Group do not devote sufficient attention to the management and operation of our business, our financial results may suffer and our ability to make distributions to our unitholders may be reduced.

We have material weaknesses in our internal control over financial reporting. If one or more material weaknesses persist or if we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected.

In connection with the preparation of New Source Energy’s financial statements for the nine months ended September 30, 2011, New Source Energy identified errors in the prior calculation of its natural gas and NGL sales volumes and the related effects of those sales volumes on the calculations of depreciation, depletion and amortization expenses attributable to time periods in which its oil and natural gas properties were owned by Scintilla. New Source Energy corrected these errors, which resulted in net increases of its depreciation, depletion and amortization expenses for the years ended December 31, 2008, 2009 and 2010 of $3.8 million, $3.4 million and $4.0 million, respectively, and corresponding decreases of its net income for these periods. These changes also resulted in net decreases of New Source Energy’s oil and natural gas properties, net as of December 31, 2008, 2009 and 2010 of $6.4 million, $9.8 million and $13.8 million, respectively.

Also during the preparation of New Source Energy’s financial statements for the nine months ended September 30, 2011, New Source Energy identified an error in the accounting for the acquisition of the Other Contributed Assets and recorded goodwill related to the acquisition of these properties in the amount of the deferred income tax liability resulting from the carryover of tax attributes from the prior owners to New Source Energy.

Management considers the failure to identify these errors in a timely manner to be material weaknesses in New Source Energy’s internal control over financial reporting under the standards established by the United States Public Company Accounting Oversight Board, or the “PCAOB Standards.” Under the PCAOB standards, a material weakness is defined as a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity’s financial statements will not be prevented, or detected and corrected on a timely basis. In response to these material weaknesses, New Source Energy evaluated its historical financial and operations data for further deficiencies and has changed the method by which it computes its natural gas and NGL sales volumes to ensure that such volumes match the actual volumes processed by its first purchasers. New Source Energy also instituted additional control procedures around the research and recording of non-recurring transactions.

After the closing of this offering, our management team and financial reporting oversight personnel will be those of New Source Energy, and thus, we will face the same control deficiencies described above. New Source Energy has taken all remedial actions it believes to be necessary, and we and New Source Energy are not aware of other material deficiencies at this time. However, until we have further experience with the results of such remedial actions, we cannot assure you that the measures taken to date, or any future measures we may implement, will ensure that we maintain adequate control over our financial processes and reporting. In addition, it is possible that we or our independent registered public accounting firm may identify additional errors in our financial statements that may be considered significant deficiencies or material weaknesses in our internal control over financial reporting.

The Sarbanes-Oxley Act of 2002 requires, among other things, that we assess the effectiveness of our internal control over financial reporting on an annual basis and the effectiveness of our disclosure controls and procedures on a quarterly basis. We will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and, after we are no longer an emerging growth company, our independent registered public accounting firm will be asked to attest to, the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. Our testing, or subsequent testing by our independent registered public accounting firm, may reveal other material weaknesses or that the material weaknesses described above have not been fully remediated.

If we do not remediate the material weaknesses described above, other material weaknesses are identified or we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner, our reported financial results could be restated or we could receive an adverse opinion regarding our internal control from our independent registered public accounting firm. As a result, we could also fail to meet the periodic reporting obligations applicable to us after the completion of this offering and become subject to investigations or sanctions by regulatory authorities, which would require additional financial and management resources. Any of the foregoing events could cause investors to lose confidence in our reported financial information and lead to a decline in the trading price for our common units.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential unitholders could lose confidence in our financial reporting, which would harm our business and the trading price of our units.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes Oxley Act of 2002. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our units.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act, or the JOBS Act. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for “emerging growth companies,” including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404, (2) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise, (4) provide certain disclosure regarding executive compensation required of larger public companies, (5) hold nonbinding unitholder advisory votes on executive compensation or (6) obtain unitholder approval of any golden parachute payments not previously approved.

Cost reimbursements due to the New Source Group for services provided to us or on our behalf will be substantial and will reduce our cash available for distribution to our unitholders.

At the closing of this offering, we will enter into an omnibus agreement with the New Source Group and our general partner pursuant to which, among other things, we will make payments to the New Source Group for management and administrative services provided on our behalf. From the closing of this offering through December 31, 2013, we will pay the New Source Group a quarterly fee of $675,000 for the provision of such services. After December 31, 2013, in lieu of the quarterly fee, our general partner will reimburse the New Source Group, on a quarterly basis, for all actual direct and indirect expenses it incurs in its performance under the omnibus agreement, and we will reimburse our general partner for such payments it makes to the New Source Group in an amount equal to the cost of such actual and indirect expenses, without a cap on the amount of such reimbursement. Additionally, following the closing of this offering, we will be responsible for the costs of any equity-based compensation awarded to our management or the board of directors of our general partner, and we will be responsible for transaction costs incurred in connection with any acquisition we complete during such period. These payments will be substantial and will reduce the amount of cash available for distribution to unitholders.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right (but not the obligation), at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (25%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election. Following any reset election by our general partner, the minimum quarterly distribution will be reset to an amount equal to the average cash contribution per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units and general partner units. The number of common units to be issued to our general partner will be equal to that number of common units which would have entitled their holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. Our general partner will be issued the number of general partner units necessary to maintain our general partner’s interest in us that existed immediately prior to the reset election. We anticipate that our general partner would exercise this reset right (if at all) to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that our common unitholders would have otherwise received had we not issued new common units and general partner units to our general partner in connection with resetting the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels.”

Our unitholders who fail to furnish certain information requested by our general partner or who our general partner determines are not eligible citizens may not be entitled to receive distributions in kind upon our liquidation and their common units will be subject to redemption.

We have the right to redeem all of the units of any holder that is not an eligible citizen if we are or become subject to federal, state, or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property in which we have an interest because of the nationality, citizenship or other related status of any limited partner. Our general partner may require any limited partner or transferee to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation. Furthermore, we have the right to redeem all of the common units and subordinated units of any holder that is not an eligible citizen or fails to furnish the requested information. Please read “The Partnership Agreement—Non-Citizen Assignees; Redemption.”

Common units held by persons who are non-taxpaying assignees will be subject to the possibility of redemption.

If our general partner determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on our ability to operate our assets or generate revenues from our assets, then our general partner may adopt such amendments to our partnership agreement as it determines are necessary or advisable to obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant) and permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on our ability to operate our assets or generate revenues from our assets or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status. Please read “The Partnership Agreement—Non-Taxpaying Assignees; Redemption.”

Our unitholders have limited voting rights and are not entitled to elect our general partner or its board of directors. The owners of our general partner will have the power to appoint and remove our general partner’s directors.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will not elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of our general partner will be appointed by its owners, which are New Source Energy and certain of its affiliates. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our general partner will have control over all decisions related to our operations. Since, upon the closing of this offering, New Source Energy will own a 50% membership interest in our general partner, approximately % of our outstanding common units, and all of our subordinated units, the other unitholders will not have an ability to influence any operating decisions and will not be able to prevent us from entering into any transactions. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders. However, our partnership agreement can be amended with the consent of our general partner and the approval of the holders of a majority of our outstanding common units (including common units held by New Source Energy) after the subordination period has ended. Assuming we do not issue any additional common units and New Source Energy does not transfer its common units, New Source Energy and certain of its affiliates will have the ability to amend our partnership agreement, including our policy to distribute all of our available cash to our unitholders, without the approval of any other unitholder once the subordination period ends. Furthermore, the goals and objectives of New Source Energy and such affiliates relating to us may not be consistent with those of a majority of the other unitholders. Please read “—Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest with, and owe limited fiduciary duties to, us, which may permit them to favor their own interests to the detriment of our unitholders.”

Our general partner will be required to deduct estimated maintenance capital expenditures from our operating surplus, which may result in less cash available for distribution to unitholders from operating surplus than if actual maintenance capital expenditures were deducted.

Maintenance capital expenditures are those capital expenditures required to maintain our long-term asset base, including expenditures to replace our oil and natural gas reserves (including non-proved reserves attributable to undeveloped leasehold acreage), whether through the development, exploitation and production of an existing leasehold or the acquisition or development of a new oil or natural gas property. Our partnership agreement requires our general partner to deduct estimated, rather than actual, maintenance capital expenditures from operating surplus in determining cash available for distribution from operating surplus. The amount of estimated maintenance capital expenditures deducted from operating surplus will be subject to review and change by our conflicts committee at least once a year. Our partnership agreement does not cap the amount of maintenance capital expenditures that our general partner may estimate. In years when our estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, the amount of cash available for distribution to unitholders from operating surplus will be lower than if actual maintenance capital expenditures had been deducted from operating surplus. On the other hand, if our general partner underestimates the appropriate level of estimated maintenance capital expenditures, we will have more cash available for distribution from operating surplus in the short term but will have less cash available for distribution from operating surplus in future periods when we have to increase our estimated maintenance capital expenditures to account for the previous underestimation.

Our partnership agreement limits our general partner’s fiduciary duties to unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty laws. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, the exercise of its rights to transfer or vote the units it owns, the exercise of its registration rights and its determination whether or not to consent to any merger or consolidation involving us or to any amendment to the partnership agreement;

•

provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as such decisions are made in good faith and with the honest belief that the decision was in our best interest;

•

generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner acting in good faith and not involving a vote of unitholders must be (i) on terms no less favorable to us than those generally being provided to or available from unrelated third parties or (ii) must be “fair and reasonable” to us, as determined by our general partner in good faith. In determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•

provides that in resolving conflicts of interest, it will be presumed that in making its decision our general partner’s board of directors or the conflicts committee of our general partner’s board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a unitholder will become bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.”

Even if our unitholders are dissatisfied, they cannot remove our general partner without consent of the owners of our general partner.

The public unitholders will be unable initially to remove our general partner without New Source Energy and certain of its affiliates consent because New Source Energy and certain of its affiliates will own sufficient units upon the closing of this offering to be able to prevent our general partner’s removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove our general partner. Upon the closing of this offering, New Source Energy will own a 50% membership interest in our general partner and approximately     % of our outstanding common and subordinated units (approximately     % if the underwriters exercise their option to purchase additional common units in full).

Control of our general partner and its incentive distribution rights may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of the owners of our general partner, who are New Source Energy and certain of its affiliates, from transferring all or a portion of their ownership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with their own choices and thereby influence the decisions made by the board of directors and officers in a manner that may not be aligned with the interests of our unitholders.

In addition, our general partner may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers its incentive distribution rights to a third party but retains its general partner interest, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if it had retained ownership of its incentive distribution rights.

We may not make cash distributions during periods when we record net income.

The amount of cash we have available for distribution to our unitholders depends primarily on our cash flow, including cash from reserves established by our general partner, working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions to our unitholders during periods when we record net losses and may not make cash distributions to our unitholders during periods when we record net income.

We may issue an unlimited number of additional units, including units that are senior to the common units, without unitholder approval, which would dilute unitholders’ ownership interests.

Our partnership agreement does not limit the number of additional common units that we may issue at any time without the approval of our unitholders. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of our common units may decline.

Our partnership agreement restricts the limited voting rights of unitholders, other than our general partner and its affiliates, owning 20% or more of our common units, which may limit the ability of significant unitholders to influence the manner or direction of management.

Our partnership agreement restricts unitholders’ limited voting rights by providing that any common units held by a person, entity or group that owns 20% or more of any class of common units then outstanding (other than our general partner, its affiliates, their transferees and persons who acquired such common units with the prior approval of the board of directors of our general partner) cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting unitholders’ ability to influence the manner or direction of management.

Once our common units are publicly traded, New Source Energy may sell common units in the public markets, which sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered hereby, New Source Energy will own approximately     % of our outstanding common units and all of our subordinated units, which will convert into common units at the end of the subordination period. Once our common units are publicly traded, the sale of these units, including common units issued upon the conversion of the subordinated units, in the public markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner has a call right that may require common unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price that is not less than the then-current market price of the common units. As a result, our unitholders may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Our unitholders also may incur a tax liability upon a sale of their common units. Upon the closing of this offering, New Source Energy will own approximately     % of our outstanding common units and all of our subordinated units. For additional information about this call right, please read “The Partnership Agreement—Limited Call Right.”

If we distribute cash from capital surplus, which is analogous to a return of capital, our minimum quarterly distribution will be reduced proportionately, and the distribution thresholds after which the incentive distribution rights entitle our general partner to an increased percentage of distributions will be proportionately decreased.

Our cash distributions will be characterized as coming from either operating surplus or capital surplus. Operating surplus is defined in our partnership agreement, and generally means amounts we receive from operating sources, such as sale of our oil and natural gas production, less operating expenditures, such as production costs and taxes, and less estimated maintenance capital expenditures, which are generally amounts we estimate we will need to spend in the future to maintain our production levels over the long term. Capital surplus is defined in our partnership agreement included in this prospectus as Appendix A, and generally would result from cash received from non-operating sources such as sales of properties and issuances of debt and equity interests. Cash representing capital surplus, therefore, is analogous to a return of capital. Distributions of capital surplus are made to our unitholders and our general partner in proportion to their percentage interests in us, or 98.0% to our unitholders and 2.0% to our general partner, and will result in a decrease in our minimum quarterly distribution. For a more detailed description of operating surplus, capital surplus and the effect of distributions from capital surplus, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Our partnership agreement allows us to add to operating surplus $         million. As a result, a portion of this amount, which is analogous to a return of capital, may be distributed to the general partner and its affiliates, as holders of incentive distribution rights, rather than to holders of common units as a return of capital.

Our unitholders’ liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, we currently conduct business in Oklahoma and may in the future conduct business in other states. A unitholder could be liable for our obligations as if it was a general partner if:

•	a court or government agency determined that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•

a unitholder’s right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

Please read “The Partnership Agreement—Limited Liability” for a discussion of the implications of the limitations of liability on a unitholder.

Our unitholders may have liability to repay distributions.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make distributions to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to us are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. A purchaser of common units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to us that are known to such purchaser of common units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement.

Our unitholders may have limited liquidity for their common units, a trading market may not develop for the common units and our unitholders may be unable to resell their common units at the initial public offering price.

Prior to this offering, there has been no public market for the common units. After this offering, there will be publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Our unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, a lack of liquidity would likely result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units. All of the              common units that are issued to affiliates of our general partner, or     % of our outstanding common units, will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. Each of the lock-up agreements with the underwriters may be waived by              in its sole discretion. Sales by affiliates of our general partner of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to our general partner and its affiliates. Under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold, subject to certain limitations.

If our common unit price declines after the initial public offering, our unitholders could lose a significant part of their investment.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units could be subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:

•	changes in commodity prices;

•	changes in securities analysts’ recommendations and their estimates of our financial performance;

•	public reaction to our press releases, announcements and filings with the SEC;

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fluctuations in broader securities market prices and volumes, particularly among securities of oil and natural gas companies and securities of publicly traded limited partnerships and limited liability companies;

•	changes in market valuations of similar companies;

•	departures of key personnel;

•	commencement of or involvement in litigation;

•	variations in our quarterly results of operations or those of other oil and natural gas companies;

•	variations in the amount of our quarterly cash distributions to our unitholders;

•	future issuances and sales of our common units; and

•	changes in general conditions in the U.S. economy, financial markets or the oil and natural gas industry.

In recent years, the securities market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. Future market fluctuations may result in a lower price of our common units.

Our unitholders will experience immediate and substantial dilution of $         per unit.

The assumed initial offering price of $         per common unit (the midpoint of the price range set forth on the cover of this prospectus) exceeds our pro forma net tangible book value after this offering of $         per common unit. Based on the assumed initial offering price of $         per common unit, our unitholders will incur immediate and substantial dilution of $         per common unit. This dilution will occur primarily because the assets contributed by affiliates of our general partner are recorded, in accordance with GAAP at their historical cost, and not their fair value. The impact of such dilution would be magnified upon any conversion of the incentive distribution rights into common units. Please read “Dilution.”

We have the right to borrow to make distributions. Repayment of these borrowings will decrease cash available for future distributions, and covenants in our new revolving credit facility may restrict our ability to make distributions.

Our partnership agreement allows us to borrow to make distributions. We may make short-term borrowings under our new revolving credit facility to make distributions. The primary purpose of these borrowings would be to mitigate the effects of short-term fluctuation in our working capital that would otherwise cause volatility in our quarter-to-quarter distributions.

The terms of our new revolving credit facility will restrict our ability to pay distributions if we do not satisfy the financial and other covenants in the facility.

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow our reserves and production.

Our partnership agreement provides that we will distribute all of our available cash each quarter. As a result, we may be dependent on the issuance of additional common units and other partnership securities and borrowings to finance our growth. A number of factors will affect our ability to issue securities and borrow money to finance growth, as well as the costs of such financings, including:

•	general economic and market conditions, including interest rates, prevailing at the time we desire to issue securities or borrow funds;

•	conditions in the oil and natural gas industry;

•	the market price of, and demand for, our common units;

•	our results of operations and financial condition; and

•	prices for oil, NGLs and natural gas.

The NYSE does not require a publicly traded limited partnership like us to comply with certain of its corporate governance requirements.

We intend to apply to list our common units on the NYSE. Because we will be a publicly traded limited partnership, the NYSE does not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of NYSE corporate governance requirements. Please read “Management—Management of New Source Energy Partners L.P.”

Tax Risks to Unitholders

In addition to reading the following risk factors, please read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for U.S. federal income tax purposes.

Despite the fact that we are organized as a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. Although we do not believe, based upon our current operations, that we will be so treated, a change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly-traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly-traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial changes or differing interpretations at any time. For example, members of Congress have recently considered substantive changes to the existing federal income tax laws that affect publicly-traded partnerships. Any modification to the U.S. federal income tax laws may be applied retroactively and could make it more difficult or impossible to meet the exception for certain publicly-traded partnerships to be treated as partnerships for U.S. federal income tax purposes. Although the considered legislation would not appear to have affected our treatment as a partnership, we are unable to predict whether any of these changes, or other proposals will be reintroduced or will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income that could be different in amount than the cash we distribute, you will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from that income.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated as a partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, New Source Energy will directly and indirectly own more than 50% of the total interests in our capital and profits. Therefore, a transfer by New Source Energy of all or a portion of its interests in us could result in a termination of us as a partnership for federal income tax purposes. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, after our termination we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material Tax Consequences—Disposition of Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income result in a decrease in your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis in those units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture of depreciation and depletion deductions and certain other items. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material Tax Consequences—Disposition of Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investments in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (or “IRAs”), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes, and non-U.S. persons will be required to file U.S. federal tax returns and pay tax on their shares of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to you.

The IRS may adopt positions that differ from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with some or all of the positions we take. Any contest by the IRS may materially and adversely impact the market for our common units and the price at which they trade. Our costs of any contest by the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we adopt.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We generally prorate our items of income, gain, loss and deduction between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. Nonetheless, we allocate certain deductions for depreciation of capital additions based upon the date the underlying property is placed in service. The use of this proration method may not be permitted under existing Treasury Regulations, and although the U.S. Treasury Department issued proposed Treasury Regulations allowing a similar monthly simplifying convention, such regulations are not final and do not specifically authorize the use of the proration method we have adopted. Accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to successfully challenge our proration method, we may be required to change the allocation of items of income, gain, loss, and deduction among our unitholders.

A unitholder whose common units are the subject of a securities loan (e.g., a loan to a “short seller” to cover a short sale of common units) may be considered as having disposed of those common units. If so, he would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because there is no tax concept of loaning a partnership interest, a unitholder whose common units are the subject of a securities loan may be considered as having disposed of the loaned units. In that case, he may no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

You will likely be subject to state and local taxes and return filing requirements in states where you do not live as a result of investing in our common units.

In addition to U.S. federal income taxes, you will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if you do not live in any of those jurisdictions. We will initially own assets and conduct business in the state of Oklahoma. Oklahoma currently imposes a personal income tax and also imposes income taxes on corporations and other entities. You may be required to file state and local income tax returns and pay state and local income taxes in Oklahoma. Further, you may be subject to penalties for failure to comply with those requirements. As we make acquisitions or expand our business, we may own assets or conduct business in additional states or foreign jurisdictions that impose a personal income tax. It is your responsibility to file all U.S. federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $         million from this offering, based upon the assumed initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts, structuring fees, fees and expenses associated with our new revolving credit facility and offering expenses, together with $         of borrowings under our new revolving credit facility, as consideration (together with our issuance to New Source Energy of              common units and             subordinated units) for the contribution by New Source Energy of the Partnership Properties and the commodity derivative contracts described in “Summary—Our Hedging Strategy,” and to pay fees and expenses associated with such contribution, our new revolving credit facility and this offering. We anticipate that we will assume approximately $         million of New Source Energy’s indebtedness that currently burdens the Partnership Properties, and we will use $         million of borrowings under our new revolving credit facility, in addition to a portion of the net proceeds from this offering, to repay in full such assumed debt at the closing of this offering.

The following table illustrates our use of the proceeds from this offering and our borrowings under our new credit facility.

Sources of Cash (in millions)		Uses of Cash (in millions)
Gross proceeds from this offering(1)	$	Consideration for the Partnership Properties and commodity derivative contracts	$
Borrowings under our new credit facility	$	Repayment of debt assumed from New Source Energy	$
		Underwriting discounts, structuring fees and other expenses	$
Total	$	Total	$

(1)	If the underwriters exercise their option to purchase additional common units in full, the gross proceeds would be $ million and the amount borrowed under our new revolving credit facility would be approximately $ million.

We will use any net proceeds from the exercise of the underwriters’ option to purchase additional common units to reduce outstanding borrowings under our new revolving credit facility. If the underwriters exercise in full their option to purchase additional common units, the ownership interest of the public unitholders will increase to              common units representing an aggregate         % limited partner interest in us and the ownership interest of our general partner will increase to              general partner units representing a 2.0% general partner interest in us. Please read “Underwriting.”

Our estimates assume an initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover of this prospectus) and no exercise of the underwriters’ option to purchase additional common units. An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts and structuring fees, to increase or decrease by $         million, and would result in a corresponding increase or decrease in the amount paid to New Source Energy as partial consideration for the Partnership Properties contributed to us.

CAPITALIZATION

The following table shows our capitalization as of September 30, 2012:

•	on a historical basis;

•	on a pro forma basis, reflecting our conversion to a non-taxable partnership and the payment to be made to New Source Energy for the Partnership Properties; and

•

on a pro forma basis, as adjusted to reflect the issuance and sale of common units to the public at an assumed initial offering price of $         per common unit (the midpoint of the price range set forth on the cover of this prospectus), the other formation transactions described under “Summary—Our Partnership Structure and Formation Transactions,” and the application of the net proceeds from this offering as described under “Use of Proceeds.”

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the historical financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Summary—Our Partnership Structure and Formation Transactions,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2012
	Historical	Pro Forma		Pro Forma As Adjusted
	(in thousands)
Distribution payable to New Source Energy for Partnership Properties	$—	$		$
Long-term debt(1)	$68,000		$68,000		$40,000

Partners’ capital/net equity(2):
Parent net investment	15,322
Common units held by purchasers in this offering	—		—
Common units held by New Source Energy	—		—
Subordinated units held by New Source Energy	—		—
General partner interest	—		—

Total parent net investment/net equity	15,322

Total capitalization	$83,322	$		$

(1)	We intend to enter into a $ million credit facility, approximately $ million of which will be available for borrowing upon the completion of the transactions described under “Summary—Our Partnership Structure and Formation Transactions.” After giving effect to the transactions described under “Summary—Our Partnership Structure and Formation Transactions,” including our expected borrowing of $40 million under our new revolving credit facility, we will have approximately $ million of borrowing capacity. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Revolving Credit Facility.”
(2)	The pro forma as adjusted partners’ capital/net equity amounts reflect the removal of $1.7 million of deferred loan fees associated with New Source Energy’s credit facility. This amount will be reflected as a charge to earnings in the quarter in which the offering is completed.

This table does not reflect the issuance of up to an additional              common units that may be sold to the underwriters upon exercise of their option to purchase additional common units.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma as adjusted net tangible book value per unit after this offering. Net tangible book value is our total tangible assets less total liabilities. Assuming an initial offering price of $         per common unit (the midpoint of the price range set forth on the cover of this prospectus), on a pro forma as adjusted basis as of September 30, 2012, after giving effect to the transactions described under “Summary—Our Partnership Structure and Formation Transactions,” including this offering of common units and the application of the related net proceeds and assuming the underwriters’ option to purchase additional common units is not exercised, our pro forma as adjusted net tangible book value was $         million, or $         per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for accounting purposes, as illustrated in the following table:

Assumed initial offering price per common unit	$
Pro forma net tangible book value per unit before this offering(1)	$
Increase in net tangible book value per unit attributable to purchasers in this offering

Pro forma as adjusted net tangible book value per unit after this offering(2)

Immediate dilution in net tangible book value per unit to purchasers in this offering(3)	$

(1)	Determined by dividing the pro forma net tangible book value of our net assets immediately prior to the offering by the number of units ( common units and subordinated units) to be issued to New Source Energy as partial consideration for their contribution of the Partnership Properties to us and the general partner units to be issued to our general partner.
(2)	Determined by dividing our pro forma net tangible book value, after giving effect to the application of the expected net proceeds of this offering, by the total number of units to be outstanding after this offering ( common units, subordinated units, and general partner units).
(3)	If the assumed initial offering price were to increase or decrease by $1.00 per common unit, then dilution in pro forma as adjusted net tangible book value per unit would equal $ or $ , respectively. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates, including New Source Energy, in respect of their units and by the purchasers of common units in this offering upon the completion of the transactions contemplated by this prospectus:

	Units Acquired			Total Consideration
	Number	Percent		$	Percent
(in millions)
General partner and its affiliates(1)(2)			%	$		%
Purchasers in this offering(3)			%			%

Total		100%		$	100%

(1)	Upon the completion of the transactions contemplated by this prospectus, and assuming the underwriters do not exercise their option to purchase additional common units, our general partner and its affiliates will own common units, subordinated units, and general partner units.
(2)	The assets contributed by New Source Energy were recorded at historical cost in accordance with GAAP. Total consideration provided by affiliates of our general partner is equal to the pro forma net tangible book value of such assets as of September 30, 2012 and does not include the $ million cash distribution to be made to New Source Energy as partial consideration for their contribution of the Partnership Properties to us.
(3)	Total consideration is after deducting underwriting discounts and estimated offering expenses.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with specific assumptions included in this section. For more detailed information regarding the factors and assumptions upon which our cash distribution policy is based, please read “—Estimated Adjusted EBITDA for the Year Ending December 31, 2013” below. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical operating results, you should refer to the audited financial statements attributable to the Partnership Properties as of December 31, 2010 and 2011 and for the years then ended and the unaudited financial statements attributable to the Partnership Properties for the nine months ended September 30, 2011 and 2012, all included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires us to distribute all of our available cash on a quarterly basis. Our available cash is our cash on hand at the end of a quarter after the payment of our expenses and the establishment of reserves for future capital expenditures, operational needs and certain future distributions, including cash from borrowings. We intend to fund any acquisitions and growth capital expenditures with additional borrowings or issuances of additional units. We may also borrow to make distributions to unitholders, for example, in circumstances where we believe that the distribution level is sustainable over the long term, but short-term factors have caused available cash from operations to be insufficient to pay the distribution at the current level. Our cash distribution policy reflects a basic judgment that our unitholders will be better served by us distributing our available cash, after expenses and reserves, rather than retaining it. Also, because we are not subject to an entity-level federal income tax, we will have more cash to distribute to our unitholders than would be the case if we were subject to federal income tax.

Restrictions and Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. We do not have a legal obligation to pay the minimum quarterly distribution or distributions at any other rate except as provided in our partnership agreement. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•

Our cash distribution policy may be subject to restrictions on distributions under our new revolving credit facility or other debt agreements that we may enter into in the future. Specifically, we anticipate that the agreement related to our new revolving credit facility will contain financial tests and covenants that we must satisfy. These financial ratios and covenants are described under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Revolving Credit Facility.” Should we be unable to satisfy these restrictions, or if a default occurs under our new revolving credit facility, we would be prohibited from making cash distributions to our unitholders notwithstanding our stated cash distribution policy.

•

Our general partner will have the authority to establish reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions to our unitholders from levels we currently anticipate under our stated distribution policy. Any determination to establish or increase reserves made by our general partner in good faith will be binding on the unitholders. We intend to reserve a portion of our cash generated from operations to fund our maintenance capital expenditures. Over a longer period of time, if our general partner does not set aside sufficient cash reserves or make sufficient cash expenditures to maintain our asset base, we will be unable to pay the minimum quarterly distribution from cash generated from operations and would therefore expect to reduce our distributions. We are unlikely to be able to sustain our current level of distributions without making capital expenditures that maintain the current production levels of our oil and natural gas properties. Decreases in commodity prices from current levels will adversely affect our ability to pay distributions. If our asset base decreases and we do not reduce our distributions, a portion of the distributions may be considered a return of part of our unitholders’ investment in us as opposed to a return on our unitholders’ investment.

•

Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement may not be amended during the subordination period without the approval of our public common unitholders, other than in certain limited circumstances where no unitholder approval is required. However, our partnership agreement can be amended with the consent of our general partner and the approval of the holders of a majority of our outstanding common units (including common units that are held by New Source Energy) after the subordination period has ended. Upon the closing of this offering, New Source Energy and certain of its affiliates will own our general partner, and New Source Energy will control the voting of an aggregate of approximately     % of our outstanding common and subordinated units. Assuming we do not issue any additional common units and New Source Energy does not transfer its common units, New Source Energy and certain of its affiliates will have the ability to amend our partnership agreement without the approval of any other unitholder once the subordination period ends.

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement, our new revolving credit facility and any other agreements we may enter into in the future.

•

Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to a number of factors, including reductions in commodity prices, reductions in our oil and natural gas production, increases in our general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs. For a discussion of additional factors that may affect our ability to pay distributions, please read “Risk Factors.”

•	If and to the extent our cash available for distribution materially declines, we may reduce our quarterly distribution in order to service or repay our debt or fund growth capital expenditures.

•

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of this offering equals the cumulative operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus will generally not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components that represent non-operating sources of cash, including a cash basket equal to $         million and working capital borrowings. Consequently, it is possible that distributions from operating surplus may represent a return of capital. For example, the $         million cash basket would allow us to distribute as operating surplus cash proceeds we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings, which would represent a return of capital. Distributions representing a return of capital could result in a corresponding decrease in our asset base. Additionally, any cash distributed by us in excess of operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is similar to a return of capital. Distributions from capital surplus could result in a corresponding decrease in our asset base. We do not anticipate that we will make any distributions from capital surplus. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Operating Surplus and Capital Surplus” and “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions from Capital Surplus—Effect of a Distribution from Capital Surplus.”

Our Ability to Grow Depends on Our Ability to Access External Growth Capital

Our partnership agreement requires us to distribute all of our available cash to unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity interests, rather than cash reserves established by our general partner, to fund our growth capital expenditures and any acquisitions. To the extent we are unable to finance our growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand their ongoing operations. To the extent we issue additional units in connection with any growth capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our quarterly per unit distribution level. There are no limitations in our partnership agreement or our new revolving credit facility on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.

Our Minimum Quarterly Distribution

Upon the closing of this offering, the board of directors of our general partner will establish a minimum quarterly distribution of $         per unit per whole quarter, or $         per unit per year on an annualized basis, to be paid no later than 45 days after the end of each fiscal quarter beginning with the quarter ending March 31, 2013. This equates to an aggregate cash distribution of approximately $         million per quarter or $         million per year, in each case based on the number of common units, subordinated units and general partner units outstanding immediately after the closing of this offering, including the common units we expect to issue under the long-term incentive plan that our general partner plans to adopt at the closing of this offering. If the underwriters exercise their option to purchase additional common units in full,              common units, subordinated units and              general partner units will be outstanding, which equates to an aggregate cash distribution of approximately $         million per quarter or $         million per year. Our ability to make cash distributions at the minimum quarterly distribution will be subject to the factors described above under the caption “—General—Restrictions and Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

As of the date of this offering, our general partner will be entitled to 2.0% of all distributions of available cash that we make prior to our liquidation. Our general partner’s initial 2.0% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 2.0% general partner interest. Our general partner is not obligated to contribute a proportionate amount of capital to us to maintain its current general partner interest. Our general partner will also hold the incentive distribution rights, which entitle the holder to additional increasing percentages, up to a maximum of 23.0%, of the cash we distribute in excess of $         per common unit per quarter.

The table below sets forth the assumed number of outstanding common (assuming no exercise and full exercise of the underwriters’ option to purchase additional common units), subordinated and general partner units upon the closing of this offering and the aggregate distribution amounts payable on such units during the year following the completion of this offering at our minimum quarterly distribution of $         per unit per quarter, or $         per unit on an annualized basis.

	No Exercise of the Underwriters’ Option to Purchase Additional Common Units			Full Exercise of the Underwriters’ Option to Purchase Additional Common Units
		Distributions			Distributions
	Number of Units	One Quarter	Four Quarters	Number of Units	One Quarter	Four Quarters
Common units held by purchasers in this offering
Common units held by New Source Energy(1)
Subordinated units
General partner units

(1)	Includes common units that we expect to issue to members of our management and the board of directors of our general partner under the long-term incentive plan that our general partner plans to adopt at the closing of this offering.

If the minimum quarterly distribution on our common units is not paid with respect to any quarter, the common unitholders will not be entitled to receive such payments in the future except that, during the subordination period, to the extent we distribute cash in any future quarter in excess of the amount necessary to make cash distributions at the minimum quarterly distribution to holders of our common units, we will use this excess cash to pay any of these arrearages related to prior quarters before any cash distribution is made to holders of subordinated units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period.”

We do not have a legal obligation to pay the minimum quarterly distribution or distributions at any other rate except as provided in our partnership agreement. Our distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly. Under our partnership agreement, available cash is defined to generally mean, for each fiscal quarter, cash generated from our business in excess of expenses and the amount of reserves our general partner determines is necessary or appropriate to provide for the prudent conduct of our business (including payments to our general partner for reimbursement of expenses it incurs on our behalf), to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our unitholders for any one or more of the next four quarters. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash—Definition of Available Cash.”

Our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by our partnership agreement, the Delaware limited partnership statute or any other law, rule or regulation or imposed at equity. Holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above; however, our partnership agreement provides that our general partner is entitled to make the determinations described above without regard to any standard other than the requirement to act in good faith. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must have an honest belief that the determination is in our best interests. Please read “Conflicts of Interest and Fiduciary Duties.”

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement. The actual amount of our cash distributions for any quarter is subject to fluctuation based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above. Our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended by a vote of the holders of a majority of our common units after the expiration of the subordination period. Upon the closing of this offering, New Source Energy and certain of its affiliates will own our general partner and approximately     % of our outstanding common and subordinated units. Assuming we do not issue any additional common units and New Source Energy does not transfer a controlling portion of its equity interests in our general partner or its common units, New Source Energy and certain of its affiliates will have the ability to amend our partnership agreement without the approval of any other unitholders once the subordination period ends.

We will pay our distributions on or about the 15th of each of February, May, August and November to holders of record on or about the first day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. For our initial quarterly distribution, we will adjust the quarterly distribution for the period from the closing of this offering through March 31, 2013 based on the actual length of the period. We expect to pay this initial quarterly cash distribution on or before May 15, 2013.

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our minimum quarterly distribution of $         per unit for the year ending December 31, 2013. In those sections, we present two tables, consisting of:

•

“Unaudited Pro Forma Available Cash for the Year Ended December 31, 2011 and Twelve Months Ended September 30, 2012,” in which we present the amount of cash we would have had available for distribution to our unitholders and our general partner for the year ended December 31, 2011 and the twelve months ended September 30, 2012, based on unaudited pro forma amounts. Our calculation of unaudited pro forma available cash in this table should only be viewed as a general indication of the amount of available cash that we might have generated had the transactions contemplated in this prospectus occurred in an earlier period.

•

“Estimated Adjusted EBITDA for the Year Ending December 31, 2013,” in which we demonstrate our ability to generate the minimum Adjusted EBITDA necessary for us to have sufficient cash available for distribution to pay the full minimum quarterly distribution on all the outstanding units, including our general partner units, for the year ending December 31, 2013.

Unaudited Pro Forma Available Cash for the Year Ended December 31, 2011 and Twelve Months Ended September 30, 2012

If we had completed the formation transactions contemplated in this prospectus and the acquisition of all of the Partnership Properties on January 1, 2011, our unaudited pro forma available cash generated during the year ended December 31, 2011 would have been approximately $22.4 million. Assuming the underwriters do not exercise their option to purchase additional common units, this amount would have been sufficient to make a cash distribution for the year ended December 31, 2011 at the minimum quarterly distribution of $         per unit per quarter (or $         per unit on an annualized basis) on all of our common units, general partner units and subordinated units. Assuming the underwriters exercise in full their option to purchase additional common units, this amount would have been sufficient to make a cash distribution for the year ended December 31, 2011 at the minimum quarterly distribution of $         per unit per quarter (or $         per unit on an annualized basis) on all of our common units, general partner units and subordinated units. The number of outstanding common units on which we have based such belief includes the restricted common units that we expect to issue to members of our management and the board of directors of our general partner under the long-term incentive plan that our general partner plans to adopt at the closing of this offering.

If we had completed the formation transactions contemplated in this prospectus and the acquisition of all of the Partnership Properties on October 1, 2011, our unaudited pro forma available cash generated during the twelve months ended September 30, 2012 would have been approximately $17.9 million. Assuming the underwriters do not exercise their option to purchase additional common units, this amount would have been sufficient to make an average cash distribution for the twelve months ended September 30, 2012 at the minimum quarterly distribution of $         per unit per quarter (or $         per unit on an annualized basis) on all of our common units, general partner units and subordinated units. Assuming the underwriters exercise in full their option to purchase additional common units, this amount would have been sufficient to make an average cash distribution for the twelve months ended September 30, 2012 at the minimum quarterly distribution of $         per unit per quarter (or $         per unit on an annualized basis) on all of our common units, general partner units and subordinated units. The number of outstanding common units on which we have based such belief includes the restricted common units that we expect to issue to members of our management and the board of directors of our general partner under the long-term incentive plan that our general partner plans to adopt at the closing of this offering.

Unaudited pro forma available cash also includes general and administrative expenses, which were calculated on a different basis as compared to historical periods. Unaudited pro forma cash available for distribution gives effect on a pro forma basis to the quarterly fee of $675,000 for operating services our general partner will pay to the New Source Group pursuant to the omnibus agreement with our general partner. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.” In historical periods, the general and administrative expenses reflect an allocation of New Source Energy’s general and administrative expenses based on the proportion of historical production. Please read Note 1 to our audited financial statements included elsewhere in this prospectus.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus and the acquisition of all of our properties actually been completed as of the dates presented. In addition, cash available to pay distributions is primarily a cash accounting concept, while our financial statements have been prepared on an accrual basis. As a result, you should view the amount of unaudited pro forma available cash only as a general indication of the amount of cash available to pay distributions that we might have generated had we been formed in an earlier period. The pro forma amounts below are presented on a twelve-month basis, and there is no guarantee that we would have had available cash sufficient to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for each quarter within the twelve-month periods presented.

The following tables illustrate, on an unaudited pro forma basis, for the year ended December 31, 2011, the twelve months ended September 30, 2012 and for each of the four quarters in each respective period, the amount of available cash that would have been available for distribution to our unitholders, assuming that the formation transactions (including the acquisition of all of the Partnership Properties) and this offering had been consummated on January 1, 2011 and October 1, 2011, respectively and that the underwriters did not exercise their option to purchase additional common units. Each of the pro forma adjustments presented below is explained in the footnotes to such adjustments.

	Pro Forma (on a quarterly basis)
	Three Months Ended										Year Ended December 31, 2011
	March 31, 2011			June 30, 2011			September 30, 2011		December 31, 2011
	(in thousands, except per unit data)
Net income (loss)		$1,375			$4,870			$(5,709)		$(1,613)		$(1,077)
Unrealized (gain) loss on derivatives		3,041			(1,394)			(3,906)		2,109		(150)
Non-cash compensation expense		—			—			1,402		3,069		4,471
Accretion expense		14			13			14		14		55
Interest expense		656			789			1,509		781		3,735
Depreciation, depletion and amortization		3,041			3,586			4,140		3,971		14,738
Income tax expense		—			—			11,555		(1,053)		10,502

Adjusted EBITDA(1)		8,127			7,864			9,005		7,278		32,274
Less:
Cash interest expense(2)		363			363			363		363		1,452
General and administrative expense adjustment(3)		513			110			(232)		(148)		243
Estimated average maintenance capital expenditures(4)		2,050			2,050			2,050		2,050		8,200

Pro forma available cash		$5,201			$5,341			$6,824		$5,013		$22,379

Pro forma annualized distributions per unit(5)
Pro forma estimated annual cash distributions:
Distributions on common units held by purchasers in this offering(5)	$			$			$		$		$
Distributions on common units held by New Source Energy and affiliates(5)
Distributions on subordinated units(5)
Distributions on general partner units(5)

Total estimated annual cash distributions(5)	$			$			$		$		$

Excess(5)	$			$			$		$		$

Percent of minimum quarterly distributions payable to common unitholders			%			%		%		%			%
Percent of minimum quarterly distributions payable to subordinated unitholders			%			%		%		%			%

	Pro Forma (on a quarterly basis)
	Three Months Ended									Twelve Months Ended September 30, 2012
	December 31, 2011		March 31, 2012		June 30, 2012			September 30, 2012
	(in thousands, except per unit data)
Net income (loss)		$(1,613)		$(108)		$2,920			$(799)		$401
Unrealized (gain) loss on derivatives		2,109		(740)		(6,466)			6,317		1,220
Non-cash compensation expense		3,069		3,149		3,149			1,107		10,474
Accretion expense		14		28		29			29		100
Interest expense		781		811		787			824		3,203
Depreciation, depletion and amortization		3,971		3,944		3,700			3,409		15,023
Income tax expense		(1,053)		(144)		1,872			(562)		113

Adjusted EBITDA(1)		7,278		6,940		5,991			10,325		30,534
Less:
Cash interest expense(2)		363		363		363			363		1,452
General and administrative expense adjustment(3)		(148)		(502)		(302)			(722)		(1,674)
Estimated average maintenance capital expenditures(4)		2,050		2,050		2,050			2,050		8,200
Early termination of derivative contracts(5)		—		—		—			4,609		4,609

Pro forma available cash		$5,013		$5,029		$3,880			$4,025		$17,947

Pro forma annualized distributions per unit(5)
Pro forma estimated annual cash distributions:
Distributions on common units held by purchasers in this offering(5)	$		$		$			$		$
Distributions on common units held by New Source Energy and affiliates(5)
Distributions on subordinated units(5)
Distributions on general partner units(5)

Total estimated annual cash distributions(5)	$		$		$			$		$

Excess(5)	$		$		$			$		$

Percent of minimum quarterly distributions payable to common unitholders		%		%			%		%			%
Percent of minimum quarterly distributions payable to subordinated unitholders		%		%			%		%			%

(1)	Adjusted EBITDA is defined in “Summary—Non-GAAP Financial Measure.”
(2)	In connection with this offering, we intend to enter into a new $ million revolving credit facility, under which we expect to borrow approximately $40.0 million upon the closing of the offering. The pro forma cash interest expense is based on $40.0 million of borrowings at an assumed weighted average interest rate of 3.63%, which equals New Source Energy’s weighted average interest rate on its revolving credit facility as of September 30, 2012.
(3)	Reflects the difference between historical cash general and administrative expenses and the aggregate quarterly fee we will pay the New Source Group for the provision of management and administrative services under our omnibus agreement following the closing of this offering through December 31, 2013.
(4)

Historically, we did not make a distinction between maintenance and growth capital expenditures. For purposes of the presentation of Unaudited Pro Forma Available Cash, we have estimated that approximately $8.2 million of our capital expenditures were maintenance capital expenditures for the Partnership

Properties for the respective period, which reflects our estimate of the average annual capital expenditures necessary to at least maintain our production at 3,200 Boe/d through December 31, 2016.
(5)	Reflects the allocated net proceeds of settlements of derivative contracts closed out before scheduled production date settlement. New Source Energy realized $4.9 million upon early termination of derivative contracts, of which $4.6 million was allocated to the Partnership Properties for the three months ended September 30, 2012.

Estimated Adjusted EBITDA for the Year Ending December 31, 2013

The cumulative amount that we would distribute for the year ending December 31, 2013, if we made distributions on all our common units, subordinated units and general partner units at the minimum quarterly distribution rate of $         per unit during that period, would be $         million if the underwriters do not exercise their option to purchase additional common units and $         million if the underwriters exercise in full their option to purchase additional common units. Based upon the assumptions and considerations set forth in “—Assumptions and Considerations,” in order to fund distributions on all our common units, subordinated units and general partner units at the minimum quarterly distribution rate for the year ending December 31, 2013, we estimate that our minimum Adjusted EBITDA for that period must be at least $         million if the underwriters do not exercise their option to purchase additional common units and at least $         million if the underwriters exercise in full their option to purchase additional common units. The number of outstanding common units on which we have based such belief includes the restricted common units that we expect to issue to members of our management and the board of directors of our general partner under the long-term incentive plan that our general partner plans to adopt at the closing of this offering.

Based on the assumptions set forth in “—Assumptions and Considerations,” and as set forth in the table below, we believe that we will be able to generate approximately $         million in Adjusted EBITDA during the year ending December 31, 2013, which amount we refer to as our “estimated Adjusted EBITDA.” We can give you no assurance, however, that we will generate this amount of Adjusted EBITDA during that period. There will likely be differences between our estimated Adjusted EBITDA and our actual results for the year ending December 31, 2013, and those differences could be material. In addition, Adjusted EBITDA may not represent actual cash generated during an applicable period because of, among other things, timing differences between the incurrence and actual payment of accounts payable and accounts receivable. If the amount of Adjusted EBITDA that we actually generate during the year ending December 31, 2013 is less than our estimated Adjusted EBITDA, we may not be able to pay the minimum quarterly distribution on all of our units.

Our management has prepared the prospective financial information that is the basis of our estimated Adjusted EBITDA below to substantiate our belief that we will have sufficient cash to pay the minimum quarterly distribution on all outstanding common, subordinated and general partner units for the year ending December 31, 2013. This prospective financial information is a forward-looking statement and should be read together with the historical financial statements and the accompanying notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This prospective financial information was not prepared with a view toward complying with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of our management’s knowledge and belief, the assumptions and considerations on which we base our belief that we can generate sufficient Adjusted EBITDA to pay the minimum quarterly distribution to all of our common unitholders and subordinated unitholders, as well as in respect of our general partner units, for the year ending December 31, 2013. However, this prospective financial information is not fact and may not be necessarily indicative of our actual results of operations, and readers of this prospectus are cautioned not to place undue reliance on this prospective financial information. Please read “—Assumptions and Considerations.”

The forecast has been prepared by and is the responsibility of management. Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the year ending December 31, 2013. While the assumptions disclosed in this prospectus are not all-inclusive, the assumptions listed below are those that we believe are material to our forecasted results of operations and any assumptions not discussed below were not deemed to be material. We believe we have a reasonable objective basis for these assumptions; however, there will likely be differences between our forecast and the actual results and those differences could be material. If the forecast is not achieved, we may not be able to pay cash distributions on our common units at the minimum quarterly distribution rate or at all.

Neither BDO USA LLP nor any other independent accountant has compiled or performed any procedures with respect to the accompanying prospective financial information and, accordingly, BDO USA LLP and any other accounting firm do not express an opinion or any other form of assurance with respect thereto. The BDO USA LLP report included in the registration statement relates to historical financial information. Such report does not extend to the prospective financial information and should not be read to do so.

When considering this prospective financial information, you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate the estimated Adjusted EBITDA sufficient to pay the minimum quarterly distributions to holders of our common, subordinated and general partner units for the year ending December 31, 2013.

We do not undertake any obligation to release publicly the results of any future revisions we may make to this prospective financial information or to update this prospective financial information to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

As a result of the factors described in “—Our Estimated Adjusted EBITDA” and “—Assumptions and Considerations,” we believe we will be able to pay cash distributions at the minimum quarterly distribution of $         per unit on all outstanding common, subordinated and general partner units for each full calendar quarter in the year ending December 31, 2013. The number of outstanding common units on which we have based such belief includes the restricted common units that we expect to issue to members of our management and the board of directors of our general partner under the long-term incentive plan that our general partner plans to adopt at the closing of this offering.

Our Estimated Adjusted EBITDA

Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, and is not a measure of net income or cash flows as determined by United States generally accepted accounting principles, or GAAP.

We define Adjusted EBITDA as earnings before interest expense, income taxes, depreciation, depletion and amortization, accretion expense, non-cash compensation expense and unrealized derivative gains and losses.

Our management believes Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flows from operating activities as determined in accordance with GAAP or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. Our computations of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We believe that Adjusted EBITDA is a widely followed measure of operating performance and may also be used by investors to measure our ability to meet debt service requirements.

	Forecasted(1)
	Three Months Ending				Twelve Months Ending December 31, 2013
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	($ in millions, except for per unit amounts)
Annual Production
Oil (Mbls)	12.9	13.6	14.7	15.8	57.0
Natural Gas (Mmcf)	557.5	566.7	578.0	583.9	2,286.1
NGLs (Mbls)	192.6	193.7	194.0	192.0	772.3
Total (Mboe)	298.4	301.8	305.0	305.1	1,210.3
Boe/d	3,316	3,316	3,316	3,316	3,316

Realized Commodity Prices(2)
Oil ($/Bbl)	$91.53	$92.10	$91.74	$91.44	$91.70
Natural Gas ($/Mcf)	$3.85	$3.85	$3.85	$3.85	$3.85
NGLs ($/Bbl)	$35.94	$35.94	$35.94	$35.94	$35.94

Operating revenue and realized commodity derivative settlements	$10.3	$10.4	$10.5	$10.6	$41.8
Less:
Lease operating expenses	2.0	2.0	1.9	2.0	7.9
Production and ad valorem taxes	0.3	0.3	0.4	0.4	1.4
General and administrative expenses	0.7	0.7	0.7	0.6	2.7
Depreciation, depletion and amortization	3.8	3.8	3.9	3.9	15.4
Interest expense	0.4	0.4	0.3	0.3	1.4

Net income and realized commodity derivative settlements excluding unrealized derivative settlements and non-cash compensation expense	$3.1	$3.2	$3.3	$3.4	$13.0

Adjustments to reconcile net income and realized commodity derivative settlements excluding unrealized derivative settlements to estimated Adjusted EBITDA:
Add:
Depreciation, depletion and amortization	$3.8	$3.8	$3.9	$3.9	$15.4
Interest expense	0.4	0.4	0.3	0.3	1.4

Estimated Adjusted EBITDA	$7.3	$7.4	$7.5	$7.6	$29.8

	Forecasted(1)
	Three Months Ending								Twelve Months Ending December 31, 2013
	March 31, 2013		June 30, 2013		September 30, 2013		December 31, 2013
	($ in millions, except for per unit amounts)
Adjustments to reconcile estimated Adjusted EBITDA to estimated available cash:
Estimated Adjusted EBITDA		$7.3		$7.4		$7.5		$7.6		$29.8
Less:
Cash interest expense(3)		$0.4		$0.4		$0.3		$0.3		$1.4
Estimated average maintenance capital expenditures(4)		2.1		2.1		2.0		2.0		8.2

Estimated available cash		$4.8		$4.9		$5.2		$5.3		$20.2

Estimated annualized minimum quarterly distribution per unit	$		$		$		$		$

Estimated annual cash distributions:
Distributions on common units held by purchasers in this offering	$		$		$		$		$
Distributions on common units held by New Source Energy and affiliates(5)
Distributions on subordinated units
Distributions on general partner units

Total estimated annual cash distributions	$		$		$		$		$

Excess cash available for distribution	$		$		$		$		$

Minimum estimated Adjusted EBITDA:
Estimated Adjusted EBITDA		$7.3		$7.4		$7.5		$7.6		$29.8
Less:
Excess cash available for distributions

Minimum estimated Adjusted EBITDA	$		$		$		$		$

(1)	Assuming no exercise of the underwriters’ option to purchase additional common units.
(2)	Includes the forecasted effect of cash settlements of commodity derivative instruments and certain commodity derivative contracts held by New Source Energy as of September 30, 2012, which New Source Energy intends to contribute to us at the closing of this offering.
(3)	In connection with this offering, we intend to enter into a new $ million revolving credit facility, under which we expect to borrow approximately $40.0 million upon the closing of the offering. The forecasted cash interest expense is based on $40.0 million of borrowings upon the close of the offering and an assumed weighted average interest rate of 3.63%, which equals New Source Energy’s weighted average interest rate on its revolving credit facility as of September 30, 2012.
(4)	In calculating the estimated cash available for distribution, we have included our estimated maintenance capital expenditures for the twelve months ending December 31, 2013. To maintain our targeted average net production from our assets of 3,200 Boe/d through December 31, 2016, we expect to incur, on average approximately $8.2 million of annual capital expenditures for the twelve months ending December 31, 2012 based on our reserve reports as of June 30, 2012.
(5)	Includes distributions on restricted common units to be granted to certain members of our management team and the board of directors of our general partner upon the closing of this offering.

	Forecasted(1)
	Three Months Ending				Twelve Months Ending December 31, 2013
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	($ in millions, except for per unit amounts)
Annual Production
Oil (Mbls)	12.9	13.6	14.7	15.8	57.0
Natural Gas (Mmcf)	557.5	566.7	578.0	583.9	2,286.1
NGLs (Mbls)	192.6	193.7	194.0	192.0	772.3
Total (Mboe)	298.4	301.8	305.0	305.1	1,210.3
Boe/d	3,316	3,316	3,316	3,316	3,316

Realized Commodity Prices(2)
Oil ($/Bbl)	$91.53	$92.10	$91.74	$91.44	$91.70
Natural Gas ($/Mcf)	$3.85	$3.85	$3.85	$3.85	$3.85
NGLs ($/Bbl)	$35.94	$35.94	$35.94	$35.94	$35.94

Operating revenue and realized commodity derivative settlements	$10.3	$10.4	$10.5	$10.6	$41.8
Less:
Lease operating expenses	2.0	2.0	1.9	2.0	7.9
Production and ad valorem taxes	0.3	0.3	0.4	0.4	1.4
General and administrative expenses	0.7	0.7	0.7	0.6	2.7
Depreciation, depletion and amortization	3.8	3.8	3.9	3.9	15.4
Interest expense	0.3	0.3	0.2	0.2	1.0

Net income and realized commodity derivative settlements excluding unrealized derivative settlements and non-cash compensation expense	$3.2	$3.3	$3.4	$3.5	$13.4

Adjustments to reconcile net income and realized commodity derivative settlements excluding unrealized derivative settlements to estimated Adjusted EBITDA:
Add:
Depreciation, depletion and amortization	$3.8	$3.8	$3.9	$3.9	$15.4
Interest expense	0.3	0.3	0.2	0.2	1.0

Estimated Adjusted EBITDA	$7.3	$7.4	$7.5	$7.6	$29.8

Adjustments to reconcile estimated Adjusted EBITDA to estimated available cash:
Estimated Adjusted EBITDA	$7.3	$7.4	$7.5	$7.6	$29.8
Less:
Cash interest expense(3)	0.3	0.3	0.2	0.2	1.0
Estimated average maintenance capital expenditures(4)	2.1	2.1	2.0	2.0	8.2

Estimated available cash	$4.9	$5.0	$5.3	$5.4	$20.6

Estimated annualized minimum quarterly distribution per unit

Forecasted(1)
	Three Months Ending								Twelve Months Ending December 31, 2013
	March 31, 2013		June 30, 2013		September 30, 2013		December 31, 2013
(In millions, except for per unit amounts)

Estimated annual cash distributions:
Distributions on common units held by purchasers in this offering	$		$		$		$		$
Distributions on common units held by New Source Energy and affiliates(5)
Distributions on subordinated units
Distributions on general partner units

Total estimated annual cash distributions	$		$		$		$		$

Excess cash available for distribution	$		$		$		$		$

Minimum estimated Adjusted EBITDA:
Estimated Adjusted EBITDA		$7.3		$7.4		$7.5		$7.6		$29.8
Less:
Excess cash available for distributions

Minimum estimated Adjusted EBITDA	$		$		$		$		$

(1)	Assuming full exercise of the underwriters’ option to purchase additional common units.
(2)	Includes the forecasted effect of cash settlements of commodity derivative instruments and certain commodity derivative contracts held by New Source Energy as of September 30, 2012, which New Source Energy intends to contribute to us at the closing of this offering.
(3)	In connection with this offering, we intend to enter into a new $ million revolving credit facility, under which we expect to borrow approximately $40.0 million upon the closing of the offering. The forecasted cash interest expense is based on $40.0 million of borrowings upon the close of the offering and an assumed weighted average interest rate of 3.63%, which equals New Source Energy’s weighted average interest rate on its revolving credit facility as of September 30, 2012.
(4)	In calculating the estimated cash available for distribution, we have included our estimated maintenance capital expenditures for the twelve months ending December 31, 2013. To maintain our targeted average net production from our assets of 3,200 Boe/d through December 31, 2016, we expect to incur, on average approximately $8.2 million of annual capital expenditures for the twelve months ending December 31, 2012 based on our reserve reports as of June 30, 2012.
(5)	Includes distributions on restricted common units to be granted to certain members of our management team and the board of directors of our general partner upon the closing of this offering.

Assumptions and Considerations

Based upon the specific assumptions outlined below with respect to the year ending December 31, 2013, we expect to generate estimated Adjusted EBITDA sufficient to establish reserves for capital expenditures and to pay the minimum quarterly distribution on all common, subordinated and general partner units for the year ending December 31, 2013.

While we believe that these assumptions are reasonable in light of management’s current expectations concerning future events, the estimates underlying these assumptions are inherently uncertain and are subject to significant business, economic, regulatory, environmental and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions do not materialize, the amount of actual cash available to pay distributions could be substantially less than the amount we currently estimate and could, therefore, be insufficient to permit us to pay quarterly cash distributions equal to our minimum quarterly distribution (absent borrowings under our new revolving credit facility), or any amount, on all common, subordinated and general partner units, in which event the market price of our common units may decline substantially. We are unlikely to be able to sustain our minimum quarterly distribution without making capital expenditures that maintain our asset base. Over a longer period of time, if we do not set aside sufficient cash reserves or make sufficient cash expenditures to maintain our asset base, we will be unable to pay distributions at the then-current level from cash generated from operations and would therefore expect to reduce our distributions. We intend to pay for maintenance capital expenditures from operating cash flow, and we expect to primarily rely upon external financing sources, including commercial bank borrowings and the issuance of debt and equity interests, rather than cash reserves established by our general partner, to fund our growth capital expenditures and any acquisitions. In addition, decreases in commodity prices from current levels will adversely affect our ability to pay distributions. When reading this section, you should keep in mind the risk factors and other cautionary statements described under “Risk Factors” and “Forward-Looking Statements” contained elsewhere in this prospectus. Any of the risks discussed in this prospectus could cause our actual results to vary significantly from our estimates.

Operations and Revenue

Production. The following table sets forth information regarding net production of oil, natural gas and NGLs on a pro forma basis for the year ended December 31, 2011 and the twelve months ended September 30, 2013, and on a forecasted basis for the year ending December 31, 2013:

	Pro Forma Year Ended December 31, 2011	Pro Forma Twelve Months Ended September 30, 2012	Forecasted Twelve Months Ending December 31, 2013
	(in millions)
Annual Production:
Oil (MBbl)	48.8	59.8	57.0
Natural Gas (MMcf)	2,378.2	2,294.4	2,286.1
NGLs (MBbl)	720.6	718.2	772.3

Total (MBoe)	1,165.8	1,160.4	1,210.3

Average Net Production:
Oil (MBbl/d)	0.1	0.2	0.2
Natural Gas (MMcf/d)	6.5	6.3	6.3
NGLs (MBbl/d)	2.0	2.0	2.1

Total (MBoe/d)	3.2	3.2	3.3

We estimate that our oil and natural gas production for the year ending December 31, 2013 will be 1,210.3 MBoe as compared to 1,165.8 and 1,160.4 MBoe, respectively, on a pro forma basis for the year ended December 31, 2011 and the twelve months ended September 30, 2012. Per our development agreement, we intend to maintain a production level of at least 3.2 MBoe/d for the year ending December 31, 2013 over the long term with cash generated from operations.

Based on the estimates contained in our reserve report, our production for the year ending December 31, 2013 is expected to be 1,274.1 MBoe. Our actual levels of production may be higher or lower than this estimate and will be different from quarter to quarter due to, among other things, uncertainty in our drilling schedules, changes in market demand and unanticipated delays in production. As a result, our forecasted oil and natural gas production for the year ending December 31, 2013 reflects the production estimates contained in our reserve report, as discounted by 5%. Given the inherent uncertainty in forecasting production, we believe a 5% reduction in our forecasted production for the year ended December 31, 2013 is a more conservative presentation.

Prices. The table below illustrates the relationship between average oil and natural gas realized sales prices and the average NYMEX prices on a pro forma basis for the year ended December 31, 2011 and the twelve months ended September 30, 2012 and on a forecasted basis for the year ending December 31, 2013:

	Pro Forma Year Ended December 31, 2011	Pro Forma Twelve Months Ended September 30, 2012	Forecasted Twelve Months Ending December 31, 2013
Average oil sales prices:
NYMEX-WTI oil price per Bbl	$	$	$90.05
Differential to NYMEX-WTI oil per Bbl	$	$	$(2.75)

Realized oil sales price per Bbl (excluding cash settlements of derivatives)	$	$	$87.30
Realized oil sales price per Bbl (including cash settlements of derivatives)(1)	$	$	$91.70
Average natural gas sales prices:
NYMEX-Henry Hub natural gas price per MMBtu	$	$	$3.96
Differential to NYMEX-Henry Hub natural gas	$	$	$(0.11)

Realized natural gas sales price per Mcf (excluding cash settlements of derivatives)	$	$	$3.85
Realized natural gas sales price per Mcf (including cash settlements of derivatives)(1)	$	$	$3.85

Average natural gas liquids sales prices:
NYMEX-WTI oil price per Bbl	$	$	$90.05
Differential to NYMEX-WTI oil price per Bbl	$	$	$(54.36)

Realized natural gas liquids sales price per Bbl (excluding cash settlements of derivatives)(1)	$	$	$35.69
Realized natural gas liquids sales price per Bbl (including cash settlements of derivatives)(1)	$	$	$35.94

Total combined price (per Boe, excluding cash settlements of derivatives)	$	$	$34.14
Total combined price (per Boe, including cash settlements of derivatives)(1)	$	$	$34.52

(1)	Average NYMEX futures prices for 2013 as reported on November 26, 2012. For a description of the effect of lower spot prices on cash available for distribution, please read “—Sensitivity Analysis—Commodity Price Changes.” Realized prices also include certain commodity derivative contracts held by New Source Energy as of September 30, 2012, which New Source Energy intends to contribute to us at the closing of this offering.

Price Differentials. As is typical in the oil and natural gas industry and as reflected in our reserve report, we report our natural gas production and estimated reserves in Mcf, while we sell our natural gas production and enter into commodity derivative contracts that measure natural gas in MMBtu, a measure of the heating capacity of natural gas.

To the extent the Btu content for our natural gas production is above 1.000 MMBtu per Mcf, we will receive a price premium relative to the NYMEX-Henry Hub price.

However, our natural gas production has historically sold at a negative basis differential from the NYMEX-Henry Hub price primarily due to the distance of the production attributable to our operating areas from the Henry Hub, which is located in Louisiana, and other location and transportation cost factors. In addition, our oil production, which consists of a combination of sweet and sour oil, typically sells at a discount to the NYMEX-WTI price due to quality and location differentials.

The adjustments we have made to reflect the basis differentials for our forecasted production during the year ending December 31, 2013 are as follows:

Oil	Natural Gas	Natural Gas Liquids
Per Bbl	Per Mcf	Per Bbl
$(2.75)	$(0.11)	$(54.36)

In addition, some of our forecasted production has transportation, gathering, and marketing charges deducted from the prices we realize. In areas where firm transportation capacity is contracted separately from the counterparties purchasing the natural gas, an additional adjustment is made as a deduction. The transportation costs are necessary to minimize risk of flow interruption to the markets.

Use of Commodity Derivative Contracts. At the closing of this offering, New Source Energy will contribute specific commodity derivative contracts. For purposes of the forecast in this prospectus, we have assumed that such commodity derivative contracts will cover          Boe/d, or approximately     % of our total forecasted production of          Boe/d for the year ending December 31, 2013. We have assumed that the assigned commodity derivative contracts will consist of put, collar and swap agreements for oil, NGLs and natural gas. The table below shows the volumes, benchmark price and prices we have assumed for our commodity derivative contracts for the year ending December 31, 2013:

	Swaps
	Bbl	Weighted Average Price
Oil:
January 2013—December 2013	49,854	$92.79
% of forecasted oil production	88%

	MMBtu	Weighted Average Price
Natural Gas:
January 2013—December 2013	2,024,048	$3.87
% of forecasted natural gas production	89%

	Bbl	Weighted Average Price
NGL:
January 2013—December 2013	690,424	$37.73
% of forecasted natural gas liquid production	89%

Operating Revenues and Realized Commodity Derivative Gains. The following table illustrates the primary components of operating revenues and realized commodity derivative gains on a pro forma basis for the year ended December 31, 2011 and the twelve months ended September 30, 2012 and on a forecasted basis for the year ending December 31, 2013:

	Pro Forma Year Ended December 31, 2011	Pro Forma Twelve Months Ended September 30, 2012	Forecasted Twelve Months Ending December 31, 2013
	(in millions)
Oil:
Oil revenues	$4.5	$5.5	$5.0
Oil derivative contract settlements (1)	—	—	0.2

Total	$4.5	$5.5	$5.2
Natural gas:
Natural gas revenues	$8.7	$6.1	$8.8
Natural gas derivative contract settlements (1)	—	—	0.0

Total	$8.7	$6.1	$8.8
NGLs:
NGLs revenues	$33.1	$25.8	$27.6
NGLs derivative contract settlements (1)	—	—	0.2

Total	$33.1	$25.8	$27.8

Total:
Operating Revenues	$46.3	$37.4	$41.4
Commodity derivative contract settlements (1)	(1.5)	5.3	0.4

Operating revenue and realized commodity derivative contract settlements	$44.8	$42.7	$41.8

(1)	Our pro forma realized prices do not include settlements on commodity derivative contracts. Because the commodity derivative contracts to be contributed to us have been commingled with the properties retained by New Source Energy, the pro forma information associated with these commodity derivative contracts is not available by product type. We have given effect to the expected contribution to us at the closing of this offering of commodity derivative contracts covering 89% of our total forecasted production for the year ending December 31, 2013.

Capital Expenditures and Expenses

Capital Expenditures. Our estimated cash reserves for maintenance capital expenditures for the year ending December 31, 2013 of $8.2 million represent our estimate of maintenance capital expenditures necessary to maintain our average net production of at least 3.2 MBoe/d through December 31, 2016. This amount represents the annual amount to be paid to New Source Energy pursuant to our development agreement. We anticipate replacing declining production and reserves through (i) drilling additional proved undeveloped properties, (ii) increasing our working interests in wells through forced pooling, and (iii) acquiring additional properties and production from either New Source Energy or third parties.

Lease Operating Expenses. The following table summarizes lease operating expenses on an aggregate basis and on a per Boe basis for the year ended December 31, 2011 and the twelve months ended September 30, 2012 and forecasted lease operating expenses on an aggregate basis and on a per Boe basis for the year ending December 31, 2013:

	Pro Forma Year Ended December 31, 2011	Pro Forma Twelve Months Ended September 30, 2012	Forecasted Twelve Months Ending December 31, 2013
Lease operating expenses (in millions)	$7.9	$6.5	$7.9
Lease operating expenses (per Boe)	$6.76	$5.60	$6.53

We estimate that our lease operating expenses for the year ending December 31, 2013 will be approximately $7.9 million. For the year ended December 31, 2011 and the twelve months ended September 30, 2012, lease operating expenses were $7.9 million and $6.5 million, respectively, with respect to the Partnership Properties.

Production and Other Taxes. The following table summarizes production and other taxes before the effects of our commodity derivative contracts for the year ended December 31, 2011 and the twelve months ended September 30, 2012 and on a forecasted basis for the year ending December 31, 2013:

	Pro Forma Year Ended December 31, 2011	Pro Forma Twelve Months Ended September 30, 2012	Forecasted Twelve Months Ending December 31, 2013
Oil, natural gas and NGL revenues, excluding the effect of our commodity derivative contracts (in millions)	$46.3	$37.4	$41.4
Production and ad valorem taxes (per Boe)	$1.85	$1.13	$1.18
Production and ad valorem taxes as a percentage of revenue	4.7%	3.5%	3.5%

Our production taxes are calculated as a percentage of our oil, natural gas, and NGL revenues, excluding the effects of our commodity derivative contracts. In general, as prices and volumes increase, our production taxes increase. As prices and volumes decrease, our production taxes decrease. Additionally, production tax rates vary by state, and as revenues by state vary, our production taxes will increase or decrease. Ad valorem taxes are generally tied to the valuation of the oil and natural gas properties; however, these valuations are reasonably correlated to revenues, excluding the effects of our commodity derivative contracts. As a result we are forecasting our ad valorem taxes as a percent of revenues, excluding the effects of our commodity derivative contracts.

General and Administrative Expenses. We estimate that general and administrative expenses, net of non-cash equity-based compensation, for the year ending December 31, 2013 will be $2.7 million as compared to $2.5 million and $4.4 million for the year ended December 31, 2011 and the twelve months ended September 30, 2012, respectively. The estimate of general and administrative expenses for the year ending December 31, 2013 reflects the aggregate quarterly fee we will pay pursuant to the omnibus agreement for the provision of all administrative services performed on our behalf and is inclusive of $         million of incremental general and administrative expenses we expect to result from becoming a publicly traded partnership.

Depreciation, Depletion and Amortization Expense. We estimate that our depreciation, depletion and amortization expense for the year ending December 31, 2013 will be approximately $15.4 million, as compared to $14.7 million and $15.0 million for the year ended December 31, 2011 and the twelve months ended September 30, 2012, respectively. The forecasted depletion of our oil and natural gas properties is based on the production estimates in our reserve report. Our capitalized costs are calculated using the full cost accounting method. For a detailed description of the full cost method of accounting, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.”

Cash Interest Expense. We estimate that at the closing of this offering we will borrow approximately $40.0 million in revolving debt under our new $         million revolving credit facility. We estimate that the borrowings will bear interest at a rate of approximately 3.63%. Based on these assumptions, we estimate that our cash interest expense will be $1.4 million for the year ending December 31, 2013, consistent with $1.5 million for each of the year ended December 31, 2011 and the twelve months ended September 30, 2012.

Our new revolving credit facility will contain financial covenants that require us to maintain an interest coverage ratio of at least          to          and a current ratio of not less than          to         . Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and

Capital Resources—New Revolving Credit Facility” for additional detail regarding the covenants and restrictive provisions included in our new revolving credit facility. The new revolving credit facility will not require any cash expenditures on our part, other than cash interest expense, that would affect our cash available for distribution. As a result, based on the assumptions used in preparing the estimates set forth above, the new revolving credit facility, including the financial covenants and borrowing base utilization limitation discussed above, will not have any effect upon our ability to pay the estimated distributions to our unitholders during the forecast period.

Regulatory, Industry and Economic Factors

Our forecast for the year ending December 31, 2013 is based on the following significant assumptions related to regulatory, industry and economic factors:

•

There will not be any new federal, state or local regulation of portions of the energy industry in which we operate, or an interpretation of existing regulation, that will be materially adverse to our business;

•	There will not be any major adverse change in commodity prices or the energy industry in general;

•	Market, insurance and overall economic conditions will not change substantially; and

•	We will not undertake any extraordinary transactions that would materially affect our cash flow.

Forecasted Distributions

We expect that aggregate quarterly distributions of available cash on our common units, subordinated units and general partner units for the year ending December 31, 2013 will be approximately $         million. Quarterly distributions of available cash will be paid within 45 days after the close of each calendar quarter.

While we believe that the assumptions we have used in preparing the estimates set forth above are reasonable based upon management’s current expectations concerning future events, they are inherently uncertain and are subject to significant business, economic regulatory and competitive risks and uncertainties, including those described in “Risk Factors,” that could cause actual results to differ materially from those we anticipate. If our assumptions are not realized, the actual available cash that we generate could be substantially less than the amount we currently estimate and could, therefore, be insufficient to permit us to pay the full minimum quarterly distribution or any amount on all our outstanding common, subordinated and general partner units in respect of the four calendar quarters ending December 31, 2013 or thereafter, in which event the market price of the common units may decline materially.

Sensitivity Analysis

Our ability to generate sufficient cash from operations to pay distributions to our unitholders is a function of two primary variables: (i) production volumes and (ii) commodity prices. In the paragraphs below, we discuss the impact that changes in either of these variables, while holding all other variables constant, would have on our ability to generate sufficient cash from our operations to pay the minimum quarterly distributions on our outstanding common units, general partner units and subordinated units for the year ending December 31, 2013.

Production Volume Changes

The following table shows estimated Adjusted EBITDA under production levels of 90%, 100% and 110% of the production level we have forecasted for the year ending December 31, 2013. The estimated Adjusted EBITDA amounts shown below are based on the assumptions used in our forecast.

	Percentage of Forecasted Net Production
	90%		100%		110%
	($ in millions, except forecasted prices)
Forecasted net production:
Oil (MBbl)		51.3		57.0		62.7
Natural gas (MMcf)		2,057.5		2,286.1		2,514.7
NGLs (MBbl)		695.1		772.3		849.5
Total (MBoe)		1,089.3		1,210.3		1,331.3

Oil (MBbl/d)		140.5		156.2		171.8
Natural gas (MMcf/d)		5,637.0		6,263.3		6,889.6
NGLs (MBbl/d)		1,904.4		2,115.9		2,327.4
Total (MBoe/d)		2,984.4		3,315.9		3,647.4

Forecasted prices:
NYMEX-WTI oil price (per Bbl)		$90.05		$90.05		$90.05
Realized oil price (per Bbl) (excluding derivatives)		$87.30		$87.30		$87.30
Realized oil price (per Bbl) (including derivatives)		$91.70		$91.70		$91.70

NYMEX-Henry Hub natural gas price (per MMBtu)		$3.96		$3.96		$3.96
Realized natural gas price (per Mcf) (excluding derivatives)		$3.85		$3.85		$3.85
Realized natural gas price (per Mcf) (including derivatives)		$3.85		$3.85		$3.85

NYMEX-WTI oil price (per Bbl)		$90.05		$90.05		$90.05
Realized natural gas liquids price (per Bbl) (excluding derivatives)		$35.69		$35.69		$35.69
Realized natural gas liquids price (per Bbl) (including derivatives)		$35.94		$35.94		$35.94

Forecasted Adjusted EBITDA projection:
Operating revenue		$37.2		$41.4		$45.5
Realized derivative settlements		0.4		0.4		0.5

Total revenue and realized derivative settlements		$37.6		$41.8		$46.0
Oil and natural gas production expenses		(7.1)		(7.9)		(8.7)
Production and ad valorem taxes		(1.3)		(1.4)		(1.6)
General and administrative expenses		(2.7)		(2.7)		(2.7)

Estimated Adjusted EBITDA		$26.5		$29.8		$33.0
Minimum estimated Adjusted EBITDA	$		$		$
Excess cash available for distribution	$		$		$

Commodity Price Changes

The following table shows estimated Adjusted EBITDA under various assumed NYMEX-WTI oil and natural gas prices for the year ending December 31, 2013. For purposes of this prospectus, we have assumed that, at the closing of this offering, New Source Energy will contribute specific commodity derivative contracts covering 89% of our total forecasted production of 3.3 MBoe/d for the year ending December 31, 2013. In addition, the estimated Adjusted EBITDA amounts shown below are based on forecasted realized commodity prices that take into account our average NYMEX commodity price differential assumptions. We have assumed no changes in our production based on changes in prices.

	($ in millions, except forecasted prices)
NYMEX-Henry Hub natural gas price (per MMBtu):		$3.50		$3.75		$4.00		$4.25
NYMEX-WTI oil price (per Bbl):		$75.00		$85.00		$95.00		$105.00

Forecasted net production:
Oil (MBbl)		57.0		57.0		57.0		57.0
Natural gas (MMcf)		2,286.1		2,286.1		2,286.1		2,286.1
NGLs (MBbl)		772.3		772.3		772.3		772.3
Total (MBoe)		1,210.3		1,210.3		1,210.3		1,210.3

Oil (Bbl/d)		156.2		156.2		156.2		156.2
Natural gas (Mcf/d)		6,263.3		6,263.3		6,263.3		6,263.3
NGLs (Bbl/d)		2,115.9		2,115.9		2,115.9		2,115.9
Total (Boe/d)		3,316		3,316		3,316		3,316

Forecasted prices:
NYMEX-WTI oil price (per Bbl)		$75.00		$85.00		$95.00		$105.00
Realized oil price (per Bbl) (excluding derivatives)		$72.71		$82.41		$92.10		$101.80
Realized oil price (per Bbl) (including derivatives)		$88.79		$90.72		$92.65		$94.59

NYMEX-Henry Hub natural gas price (per MMBtu)		$3.50		$3.75		$4.00		$4.25
Realized natural gas price (per Mcf) (excluding derivatives)		$3.40		$3.64		$3.89		$4.13
Realized natural gas price (per Mcf) (including derivatives)		$3.50		$3.69		$3.88		$4.08

NYMEX-WTI oil price (per Bbl)		$75.00		$85.00		$95.00		$105.00
Realized natural gas liquids price (per Bbl) (excluding derivatives)		$29.72		$33.68		$37.65		$41.61
Realized natural gas liquids price (per Bbl) (including derivatives)		$30.73		$34.19		$37.66		$41.12

Forecasted Adjusted EBITDA projection:
Operating revenue		$34.9		$39.0		$43.2		$47.4
Realized derivative settlements		1.9		1.0		0.0		(0.9)

Total revenue and realized derivative settlements		$36.8		$40.0		$43.2		$46.5
Oil and natural gas production expenses		(7.9)		(7.9)		(7.9)		(7.9)
Production and ad valorem taxes		(1.4)		(1.4)		(1.4)		(1.4)
General and administrative expenses		(2.7)		(2.7)		(2.7)		(2.7)

Estimated Adjusted EBITDA		$24.8		$28.0		$31.2		$34.5
Minimum estimated Adjusted EBITDA	$		$		$		$
Excess cash available for distribution	$		$		$		$

The amount of available cash we need to pay the minimum quarterly distribution for four quarters on our common units, subordinated units and general partner units that will be outstanding after this offering is approximately $         million (or approximately $         million if the underwriters exercise their option to purchase additional common units in full). The minimum estimated Adjusted EBITDA for the year ending

December 31, 2013 necessary to pay the aggregate annualized minimum quarterly distributions for such period is

approximately $         million (or approximately $         million if the underwriters exercise their option to purchase additional common units in full), resulting in an excess of cash available for distribution over the minimum quarterly cash distributions of $         million (or approximately $         million if the underwriters exercise their option to purchase additional common units in full), based on an estimated Adjusted EBITDA of $         million for such period. Please read “—New Source Energy Partners L.P. Estimated Adjusted EBITDA.”

Our estimated Adjusted EBITDA for the year ending December 31, 2013 is based on average NYMEX futures prices of $         per barrel of oil and $         per MMBtu of natural gas for the year ending December 31, 2013 as reported on                     , 2012. Based on such prices, and assuming the effect of the commodity derivative contracts New Source Energy will contribute to us, a decline in oil and natural gas prices by     % to $         per Bbl and $         per MMBtu, respectively, for the twelve-month period ending December 31, 2013, would result in the elimination of any excess of cash available for distribution. If oil and natural gas prices were to decline further, we would be unable to generate sufficient Adjusted EBITDA to pay the minimum quarterly distribution to all of our unitholders. Please read “—Assumptions and Considerations—Prices.”

New Source Energy will contribute to us, at the closing of this offering, commodity derivative contracts covering approximately 90% of our estimated oil and natural gas production from our total proved developed producing reserves as of June 30, 2012 and approximately 50% of our estimated oil and natural gas production from our total proved undeveloped reserves as of June 30, 2012 for the years ending December 31, 2013, 2014, 2015 and 2016, based on production estimates contained in our reserve report. In addition, New Source Energy will contribute to us, at the closing of this offering, commodity derivative contracts covering approximately 90% of our estimated NGL production from our total proved developed producing reserves as of June 30, 2012 and approximately 50% of our estimated NGL production from our total proved undeveloped reserves as of June 30, 2012 for the years ending December 31, 2013 and 2014, based on production estimates contained in our reserve report. We expect that as the market for NGL-based commodity derivative contracts becomes more developed over time, our ability to cover future NGL production beyond the two-year horizon in place at the closing of this offering will be strengthened. We expect the commodity derivative contracts contributed to us at the closing of this offering will cover approximately 85% and 79% of our estimated total production for the years ending December 31, 2013 and 2014, respectively, based on production estimates contained in our reserve report.

Following the closing of this offering, we expect to adopt a hedging policy designed to reduce the impact to our cash flows from commodity price volatility. Under this policy, we intend to enter into commodity derivative contracts covering approximately 60% to 90% of our estimated total production over a three-to-five year period at any given point in time. We may, however, from time to time hedge more or less than this approximate range

By removing a significant portion of price volatility associated with production, we believe we will mitigate, but not eliminate, the potential negative effects of reductions in commodity prices on our cash flow from operations for those periods. However, our hedging activity may also reduce our ability to benefit from increases in commodity prices.

As NYMEX oil and natural gas prices decline, our estimated Adjusted EBITDA does not decline proportionately due to the effects of our commodity derivative contracts. Furthermore, we have assumed no changes in estimated production or oil and natural gas operating costs during the year ending December 31, 2013. However, over the long term, a sustained decline in oil and natural gas prices would likely lead to a decline in production and oil and natural gas operating costs as well as a reduction in our realized oil and natural gas prices. Therefore, the foregoing table is not illustrative of all of the potential effects of changes in commodity prices for periods subsequent to December 31, 2013.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending March 31, 2013, we distribute all of our available cash to unitholders of record on the applicable record date. We will prorate the minimum quarterly distribution payable in respect of the quarter ending March 31, 2013 for the period from the closing of this offering through March 31, 2013.

Definition of Available Cash

Available cash, for any quarter, consists of all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner at the date of determination of available cash for the quarter to:

•	provide for the proper conduct of our business, which could include, but is not limited to, amounts reserved for capital expenditures, working capital and operating expenses;

•	comply with applicable law, any of our debt instruments or other agreements; or

•

provide funds for distributions to our unitholders (including our general partner) for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for future distributions on our common and subordinated units unless it determines that the establishment of reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for such quarter);

•

plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from borrowing (including any working capital borrowings) made after the end of the quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from borrowing (including working capital borrowings) made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders.

Working capital borrowings are borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months from sources other than additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

We intend to distribute to the holders of common units, subordinated units and general partner units on a quarterly basis at least the minimum quarterly distribution of $         per unit, or $         per unit on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and payment of fees and expenses, including payments (or reserving for payment) of fees and expenses to our general partner and its affiliates. However, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

General Partner Interest and Incentive Distribution Rights

Initially, our general partner will be entitled to 2.0% of all quarterly distributions that we make prior to our liquidation. Our general partner’s 2.0% interest in us is represented by general partner units for allocation and distribution purposes. At the closing of this offering, our general partner’s 2.0% interest in us will be represented by          general partner units (or              general partner units if the underwriters exercise their option to purchase additional common units in full). Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in exchange for additional general partner units to maintain its current general partner interest. Our general partner’s initial 2.0% interest in our distributions will be reduced if we issue additional limited partner units in the future (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units, the issuance of common units to New Source Energy upon expiration of the underwriters’ option to purchase additional common units, or the issuance of common units upon conversion of outstanding subordinated units) and our general partner does not contribute a proportionate amount of capital to us in exchange for additional general partner units to maintain its 2.0% general partner interest.

Our general partner also holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 25.0%, of the cash we distribute from operating surplus (as defined below) in excess of $         per unit per quarter. The maximum distribution of 25.0% includes distributions paid to our general partner on its 2.0% general partner interest and assumes that our general partner maintains its general partner interest at 2.0%. The maximum distribution of 25.0% does not include any distributions that our general partner may receive on common units or subordinated units that it owns.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus

Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus. Operating surplus for any period consists of:

•	$ million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions, which include the following:

•	borrowings (including sales of debt securities) that are not working capital borrowings;

•	sales of equity interests; and

•	sales or other dispositions of assets outside the ordinary course of business;

provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

•	working capital borrowings made after the end of the period but on or before the date of determination of operating surplus for the period; plus

•

cash distributions paid (including incremental incentive distributions) on equity issued to finance all or a portion of the construction, replacement, acquisition, development or improvement of a capital improvement or replacement of a capital asset (such as reserves or equipment) in respect of the period beginning on the date that we enter into a binding obligation to commence the construction, replacement, acquisition, development or improvement of a capital improvement, construction, replacement, acquisition, development or improvement of a capital asset and ending on the earlier to occur of the date the capital improvement or capital asset begins producing in paying quantities or is placed into service, as applicable, and the date that it is abandoned or disposed of; plus

•

cash distributions paid (including incremental incentive distributions) on equity issued to pay the construction period interest on debt incurred (including periodic net payments under related interest rate swap arrangements), or to pay construction period distributions on equity issued, to finance the capital improvements or capital assets referred to above; less

•	all of our operating expenditures (as described below) after the closing of this offering and the completion of the formation transactions; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve month period with the proceeds of additional working capital borrowings; less

•	any cash loss realized on disposition of an investment capital expenditure.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a basket of $ million that will enable us, if we choose, to distribute as operating surplus $         million cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including (as described above) certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures in our partnership agreement, and it generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement for expenses of our general partner and its affiliates, payments made in the ordinary course of business under interest rate and commodity hedge contracts (provided that (i) with respect to amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract, such amounts will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (ii) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract), officer compensation, repayment of working capital borrowings, debt service payments (except as otherwise provided in our partnership agreement) and estimated maintenance capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

•

repayment of working capital borrowings previously deducted from operating surplus pursuant to the provision described in the penultimate bullet point of the description of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	growth capital expenditures;

•	actual maintenance capital expenditures (as discussed in further detail below);

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners; or

•	repurchases of equity interests except to fund obligations under employee benefit plans.

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, capital surplus would generally be generated by:

•	borrowings (including sales of debt securities) other than working capital borrowings;

•	sales of our equity interests; and

•	sales or other dispositions of assets outside the ordinary course of business.

Characterization of Cash Distributions

Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $         million, which does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from non-operating sources such as asset sales, issuances of securities, and borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Estimated maintenance capital expenditures reduce operating surplus, but growth capital expenditures, actual maintenance capital expenditures and investment capital expenditures do not. Maintenance capital expenditures are those capital expenditures required to maintain our asset base over the long term. We expect that a primary component of maintenance capital expenditures will be capital expenditures associated with the replacement of equipment and oil and natural gas reserves (including non-proved reserves attributable to undeveloped leasehold acreage), whether through the development, exploitation and production of an existing leasehold or the acquisition or development of a new oil and natural gas property. Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of any replacement asset that is paid in respect of the period from such financing until the earlier to occur of the date that any such construction, replacement, acquisition or improvement of a capital improvement or construction replacement, acquisition or improvement of a capital asset begins producing in paying quantities or is placed into service, as applicable, and the date that it is abandoned or disposed of. Plugging and abandonment cost will also constitute maintenance capital expenditures. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Because our maintenance capital expenditures can be irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus and adjusted operating surplus if we subtracted actual maintenance capital expenditures from operating surplus. To address this issue, our partnership agreement will require that an estimate of the average quarterly maintenance capital expenditures (including estimated plugging and abandonment costs) necessary to maintain our asset base over the long term be subtracted from operating surplus each quarter as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by our general partner’s board of directors at least once a year, provided that any change is approved by the conflicts committee of our general partner’s board of directors. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance capital expenditures, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

The use of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

•

it will reduce the risk that maintenance capital expenditures in any one quarter will be large enough to render operating surplus less than the minimum quarterly distribution to be paid on all the units for the quarter;

•	it will increase our ability to distribute as operating surplus cash we receive from non-operating sources;

•

in quarters where estimated maintenance capital expenditures exceed actual maintenance capital expenditures, it will be more difficult for us to raise our distribution above the minimum quarterly distribution, because the amount of estimated maintenance capital expenditures will reduce the amount of cash available for distribution to our unitholders, even in quarters where there are no corresponding actual capital expenditures; conversely, the use of estimated maintenance capital expenditures in calculating operating surplus will have the opposite effect for quarters in which actual maintenance capital expenditures exceed our estimated maintenance capital expenditures; and

•

it will reduce the likelihood that a large maintenance capital expenditure during a particular quarter will prevent our general partner’s affiliates from being able to convert some or all of their subordinated units to common units since the effect of an estimate is to spread the expected expense over several periods, thereby mitigating the effect of the actual payment of the expenditure on any single period.

Growth capital expenditures are those capital expenditures that we expect will increase our asset base over the long term. Examples of growth capital expenditures include the acquisition of reserves or equipment, the acquisition of new leasehold interest, or the development, exploitation and production of an existing leasehold interest, to the extent such expenditures are incurred to increase our asset base over the long term. Growth capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of such capital improvement during the period from such financing until the earlier to occur of the date any such capital improvement begins producing in paying quantities or is placed into service, as applicable, or the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered growth capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor growth capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of our undeveloped properties in excess of the maintenance of our asset base, but which are not expected to expand our asset base for more than the short term.

As described above, neither investment capital expenditures nor growth capital expenditures will be included in operating expenditures, and thus will not reduce operating surplus. Because growth capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction, replacement or improvement of a capital asset (such as equipment or reserves) during the period from such financing until the earlier to occur of the date any such capital asset begins producing in paying quantities or is placed into service, as applicable, and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Capital expenditures that are made in part for maintenance capital purposes and in part for investment capital or growth capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or growth capital expenditure by our general partner’s board of directors, based upon its good faith determination, subject to approval by the conflicts committee of our general partner’s board of directors.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we describe below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $         per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

Expiration of the Subordination Period

Except as described below under “—Early Conversion of Subordinated Units,” the subordination period will extend until the first business day after the distribution to unitholders in respect of any quarter ending on or after December 31, 2015 that each of the following tests are met:

•

Distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units and any other partnership interests that are senior or equal in right of distribution to the subordinated units equaled or exceeded, in the aggregate, the sum of the minimum quarterly distributions payable with respect to a period of twelve consecutive quarters immediately preceding such date;

•

The “adjusted operating surplus” (as defined below) generated during the period of twelve consecutive quarters immediately preceding that date equaled or exceeded, in the aggregate, the sum of the minimum quarterly distributions on all of the outstanding common units, subordinated units and general partner units and any other partnership interests that are senior or equal in right of distribution to the subordinated units that were outstanding during these periods payable with respect to such period on a fully diluted weighted average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

For purposes of the subordination period, any quarter in which holders of our subordinated units are not entitled to receive the distributions otherwise payable on the subordinated units pursuant to the minimum annual production requirement under the development agreement shall be included in any period of twelve consecutive quarters with respect to the first bullet above, so long as aggregate distributions equaling or exceeding the minimum quarterly distribution on all common, subordinated, general partner unit and any other partnership interests that are senior or equal in right of distribution to the subordinated units were earned in respect of such quarter.

Early Conversion of Subordinated Units

The subordination period will automatically terminate, and all of the subordinated units will convert into an equal number of common units, on the first business day after the distribution to unitholders in respect of any quarter ending on or after December 31, 2013, if the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units and any other partnership interests that are senior or equal in right of distribution to the subordinated units equaled or exceeded $         (125% of the minimum quarterly distribution) per quarter for the four quarter period immediately preceding that date;

•

the “adjusted operating surplus” generated during the four quarter period immediately preceding that date equaled or exceeded the sum of a distribution of $         (125% of the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units and any other partnership interests that are senior or equal in right of distribution to the subordinated units, in each case that were outstanding during such four quarter period on a fully diluted weighted average basis, and the corresponding distributions on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

For purposes of early conversion of subordinated units quarter in which holders of our subordinated units are not entitled to the distributions otherwise payable on the subordinated units pursuant to the minimum annual production requirement under the development agreement shall be included in any period of four consecutive quarters with respect to the first bullet above, so long as aggregate distributions equaling or exceeding the minimum quarterly distribution on all common, subordinated, general partner unit and any other partnership interests that are senior or equal in right of distribution to the subordinated units were earned in respect of such quarter.

Effect of the Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. Common units will then no longer be entitled to arrearages.

Effect of the Expiration of the Subordination Period Following Removal of our General Partner

If the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our general partner will have the right to convert its general partner units into common units or to receive cash in exchange for such general partner units at the equivalent common unit fair market value.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus for any period consists of:

•	operating surplus generated with respect to that period (excluding the amount described in the first bullet point under “—Operating Surplus and Capital Surplus—Operating Surplus”); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

•

any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Distributions of Available Cash from Operating Surplus During the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•

first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•

third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest, that we do not issue additional classes of equity securities and that we have achieved the production necessary for holders of our subordinated units to receive a distribution on the subordinated units pursuant to the minimum annual production requirement under the development agreement. We expect that distributions otherwise payable on our subordinated units will be reserved by the board of directors of our general partner for use in growing our production. Additionally, if at the end of any quarter holders of our subordinated units are not entitled to receive a distribution on the subordinated units with respect to any quarter, then we will make distributions of available cash from operating surplus without regard to the third bullet above.

Distributions of Available Cash from Operating Surplus After the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2.0% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Incentive distribution rights represent the right to receive an increasing percentage (13.0% and 23.0%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

The following discussion assumes that our general partner maintains its 2.0% general partner interest, that there are no arrearages on common units and that our general partner continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, our partnership agreement requires that we distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “second target distribution”); and

•	thereafter, 75.0% to all unitholders, pro rata, and 25.0% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution per Unit.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2.0% general partner interest and assume there are no arrearages on common units and our general partner has contributed any additional capital to maintain its 2.0% general partner interest and our general partner has not transferred its incentive distribution rights.

	Total Quarterly Distribution per Unit	Marginal Percentage Interest in Distributions(1)
		Unitholders	General Partner
Minimum Quarterly Distribution		98.0%	2.0%
First Target Distribution		98.0%	2.0%
Second Target Distribution		85.0%	15.0%
Thereafter		75.0%	25.0%

(1)	Assumes that there are no arrearages on common units and that our general partner maintains its 2.0% general partner interest and continues to own the incentive distribution rights.

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right (if at all) to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units and general partner units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period. Our general partner will be issued the number of general partner units necessary to maintain our general partner’s interest in us immediately prior to the reset election.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the amount of cash distributed per common unit during each of these two quarters.

Following any reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount equal to 115% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 75.0% to all unitholders, pro rata, and 25.0% to our general partner.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (i) pursuant to the cash distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $        .

	Quarterly Distribution per Unit Prior to Reset	Marginal Percentage Interest in Distributions(1)		Quarterly Distribution per Unit Following Hypothetical Reset
		Unitholders	General Partner
Minimum quarterly distribution		$98.0%	2.0%	$
First target distribution	up to $	98.0%	2.0%	up to $	(1)
Second target distribution	above $ up to $	85.0%	15.0%	above $ (1) up to $	(2)
Thereafter	above $	75.0%	25.0%	above $	(2)

(1)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights based on an average of the amounts distributed for a quarter for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be          common units outstanding, our general partner has maintained its 2.0% general partner interest, and the average distribution to each common unit would be $         for the two quarters prior to the reset.

	Quarterly Distribution per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to General Partner Prior to Reset				Total Distributions
			Common Units	2.0% General Partner Interest	Incentive Distribution Rights	Total
Minimum quarterly distribution	$
First target distribution	up to $
Second target distribution	above $ up to $
Thereafter	above $

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be common units outstanding, our general partner’s 2.0% interest has been maintained, and the average distribution to each common unit would be $        . The number of common units to be issued to our general partner upon the reset was calculated by dividing (i) the average of the amounts received by our general partner in respect of its incentive distribution rights for the two quarters prior to the reset as shown in the table above, or $        , by (ii) the average available cash distributed on each common unit for the two quarters prior to the reset as shown in the table above, or $        .

	Quarterly Distribution per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to General Partner After Reset				Total Distributions
			Common Units	2.0% General Partner Interest	Incentive Distribution Rights	Total
Minimum quarterly distribution	$
First target distribution	up to $
Second target distribution	above $ up to $
Thereafter	above $

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	First, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until the minimum quarterly distribution is reduced to zero, as described below;

•

Second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding discussion is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we then make all future distributions as distributions from operating surplus, with 75.0% being paid to the holders of units and 25.0% to our general partner. The percentage interests shown for our general partner include its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price; and

•	the number of common units into which a subordinated unit is convertible.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, and each subordinated unit would be convertible into two common units. Our partnership agreement provides that we do not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters. In addition, as a result of a change in law or interpretation thereof, we or any of our subsidiaries is treated as an association taxable as a corporation or is otherwise subject to additional taxation as an entity for U.S. federal, state, local or non-U.S. income or withholding tax purposes, our general partner may, in its sole discretion, reduce the minimum quarterly distribution and the target distribution levels by multiplying each by a fraction, the numerator of which is available cash for that quarter (after deducting our general partner’s estimate of our aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in laws or interpretation) and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in laws or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•

third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•

fourth, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98.0% to the unitholders, pro rata, and 2.0% to our general partner, for each quarter of our existence;

•

fifth, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to our general partner for each quarter of our existence; and

•	thereafter, 75.0% to all unitholders, pro rata, and 25.0% to our general partner.

The percentage interests set forth above for our general partner include its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•

first, 98.0% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•

second, 98.0% to the holders of common units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

SELECTED HISTORICAL FINANCIAL DATA

We were formed in October 2012 and do not have historical financial operating results. The following table shows summary historical financial data attributable to the Partnership Properties, which will comprise the entirety of our operating assets following closing of this offering, for the periods and as of the dates presented. The contribution of the Partnership Properties to us by New Source Energy will be a transaction between businesses under common control. Accordingly, we will reflect the Partnership Properties in our financial statements retroactively at carryover basis, and the accounts of the Partnership Properties will become our pre-formation date accounts. Due to the factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Operating Expenses—General and administrative,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Operating Expenses—Depreciation, depletion and amortization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Income Taxes,” our future results of operations will not be comparable to the historical results attributable to the Partnership Properties.

The summary historical financial data attributable to the Partnership Properties as of and for the years ended December 31, 2010 and 2011 are derived from the audited historical financial statements included elsewhere in this prospectus. The summary historical financial data attributable to the Partnership Properties as of and for the nine months ended September 30, 2011 and 2012 are derived from the unaudited historical financial statements included elsewhere in this prospectus.

You should read the following table in conjunction with “—Our Partnership Structure and Formation Transactions,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical financial statements included elsewhere in this prospectus. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the following information.

The following table presents Adjusted EBITDA, which we use in evaluating the liquidity of our business. This financial measure is not calculated or presented in accordance with generally accepted accounting principles, or GAAP. We explain this measure below and reconcile it to net cash from operating activities, its most directly comparable financial measure calculated and presented in accordance with GAAP.

	Year Ended December 31,		Nine Months Ended September 30,
	2010	2011	2011	2012
	(in thousands)
Statement of Operations Data:
Revenues:
Oil sales	$5,136	$4,489	$3,317	$4,371
Natural gas sales	9,409	8,713	6,786	4,177
Natural gas liquids sales	25,909	33,058	25,164	17,900

Total revenues	40,454	46,260	35,267	26,448

Operating costs and expenses:
Oil and natural gas production expenses	7,639	7,875	6,161	4,789
Oil and natural gas production taxes	2,876	2,155	1,682	829
General and administrative	649	6,928	3,037	10,956
Depreciation, depletion, and amortization	14,909	14,738	10,767	11,052
Accretion expense	50	55	41	86

Total operating costs and expenses	26,123	31,751	21,688	27,712

Operating income (loss)	14,331	14,509	13,579	(1,264)
Other income (expense):
Interest expense	(2,648)	(3,735)	(2,953)	(2,422)
Realized and unrealized gains (losses) from derivatives	(516)	(1,349)	1,463	6,866

Income before income taxes	11,167	9,425	12,089	3,180
Income tax expense	—	10,502	11,555	1,166

Net income (loss)	$11,167	$(1,077)	$534	$2,014

	As of December 31,		As of September 30, 2012
	2010	2011
	(in thousands)
Balance Sheet Data:
Oil and natural gas sales receivables	$6,122	$6,544	$5,269
Other current assets	938	1,134	—
Total property and equipment, net	86,049	94,468	92,137
Other assets	1,430	2,674	2,150

Total assets	$94,539	$104,820	$99,556

Current liabilities	$4,909	$4,076	$2,903
Long-term debt	60,000	68,500	68,000
Other long-term liabilities	2,056	13,824	13,331
Total parent net investment	27,574	18,420	15,322

Total liabilities and parent net investment	$94,539	$104,820	$99,556

	Year Ended December 31,		Nine Months Ended September 30,
	2010	2011	2011	2012
	(in thousands)
Other Financial Data:
Adjusted EBITDA	$30,123	$32,273	$24,993	$23,256
Cash Flow Data:
Net cash provided by operating activities	$27,940	$30,133	$25,775	$22,749
Net cash used in investing activities	$(19,226)	$(23,818)	$(19,671)	$(9,175)
Net cash used in financing activities	$(8,714)	$(6,315)	$(6,104)	$(13,574)

Non-GAAP Financial Measure

Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, and is not a measure of net income or cash flows as determined by United States generally accepted accounting principles, or GAAP.

We define Adjusted EBITDA as earnings before interest expense, income taxes, depreciation, depletion and amortization, accretion expense, non-cash compensation expense and unrealized derivative gains and losses.

Our management believes Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flows from operating activities as determined in accordance with GAAP or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. Our computations of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We believe that Adjusted EBITDA is a widely followed measure of operating performance and may also be used by investors to measure our ability to meet debt service requirements.

The following tables present a reconciliation of the non-GAAP financial measure of Adjusted EBITDA to the GAAP financial measures of net income (loss) and net cash provided by operating activities, respectively.

	Year Ended December 31,		Nine Months Ended September 30,
	2010	2011	2011	2012
	(in thousands)
Adjusted EBITDA Reconciliation to Net Income (loss):
Net income (loss)	$11,167	$(1,077)	$534	$2,014
Unrealized (gain) loss on derivatives	1,349	(150)	(2,259)	(889)
Non-cash compensation expense	—	4,470	1,402	7,405
Accretion expense	50	55	41	86
Interest expense	2,648	3,735	2,953	2,422
Depreciation, depletion and amortization	14,909	14,738	10,767	11,052
Income tax expense	—	10,502	11,555	1,166

Adjusted EBITDA	$30,123	$32,273	$24,993	$23,256

Adjusted EBITDA Reconciliation to Net Cash Provided By Operating Activities:
Net cash provided by operating activities	$27,940	$30,133	$25,775	$22,749
Cash interest expense	2,262	2,250	1,829	1,969
Current income tax liability assumed by parent	—	—	—	172
Changes in operating assets and liabilities	(79)	(110)	(2,611)	(1,634)

Adjusted EBITDA	$30,123	$32,273	$24,993	$23,256

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains a discussion of our business, including a general overview of our properties, our results of operations, our liquidity and capital resources, and our quantitative and qualitative disclosures about market risk.

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the “Selected Historical Financial Data” and the accompanying financial statements and related notes included elsewhere in this prospectus. Unless otherwise indicated, all references to financial or operating data give effect to the transactions described under “Summary—Our Partnership Structure and Formation Transactions” and in the financial statements included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil and natural gas, production volumes, estimates of proved reserves, capital expenditures, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

Overview

We are a Delaware limited partnership formed in October 2012 by New Source Energy to own and acquire oil and natural gas properties in the United States. Our primary business objective is to generate stable cash flows, allowing us to make quarterly cash distributions to our unitholders and, over time, to increase those quarterly cash distributions. Our properties consist of non-operated working interests in the Misener-Hunton formation (the “Hunton Formation”), a conventional resource reservoir located in east-central Oklahoma. This formation has a 90-year history of exploration and development and thousands of wellbore penetrations that have led to more accurate geologic mapping. The estimated proved reserves on our properties were approximately 14.2 MMBoe, as of June 30, 2012, of which approximately 58% were classified as proved developed reserves and of which approximately 76.4% were comprised of oil and natural gas liquids. Average net daily production from our properties during the nine months ended September 30, 2012 was 3,169 Boe/d, which is comprised of 171 Bbl/d of oil, 6,242 Mcf/d of natural gas and 1,958 Bbl/d of natural gas liquids. Based on net production from our properties for the six months ended June 30, 2012, the total proved reserves associated with our properties had a reserve to production ratio of 12.3 years. To mitigate the impact of commodity price volatility and thereby increase the predictability of our cash flow, New Source Energy will contribute to us, at the closing of this offering, commodity derivative contracts covering approximately 90% of our estimated oil and natural gas production from our total proved developed producing reserves as of June 30, 2012 and approximately 50% of our estimated oil and natural gas production from our total proved undeveloped reserves as of June 30, 2012 for the years ending December 31, 2013, 2014, 2015 and 2016, based on production estimates contained in our reserve report. In addition, New Source Energy will contribute to us, at the closing of this offering, commodity derivative contracts covering approximately 90% of our estimated NGL production from our total proved developed producing reserves as of June 30, 2012 and approximately 50% of our estimated NGL production from our total proved undeveloped reserves as of June 30, 2012 for the years ending December 31, 2013 and 2014, based on production estimates contained in our reserve report.

How We Conduct Our Business and Evaluate Our Operations

We use a variety of financial and operational metrics to assess the performance of our oil and natural gas operations, including:

•	production volumes;

•	realized prices on the sale of natural gas, NGLs and oil, including the effect of our derivative contracts;

•	lease operating expenses;

•	general and administrative expenses; and

•	Adjusted EBITDA.

Production volumes

Production volumes directly impact our results of operations. For more information about our pro forma production volumes, please read “—Results of Operations—Years ended December 31, 2011 and 2010.”

Realized prices on the sale of natural gas, NGLs and oil

Factors affecting the sales price of our production. We sell our production to a variety of purchasers based on regional pricing. The relative prices we receive are determined by factors impacting global and regional supply and demand dynamics, such as economic conditions, production levels, weather cycles and other events. In addition, relative prices are heavily influenced by product quality and location relative to consuming and refining markets.

Natural gas. The NYMEX-Henry Hub price of natural gas is a widely used benchmark for the pricing of natural gas in the United States. The dry natural gas residue from our properties is transported and generally sold on index prices in the region. Location differentials to NYMEX-Henry Hub prices result from variances in transportation costs based on the natural gas’ proximity to the major consuming markets to which it is ultimately delivered and individual supply and demand dynamics at each location. Our natural gas production has historically sold at a negative basis differential from the NYMEX-Henry Hub price primarily due to the distance of the production attributable to our operating areas from the Henry Hub, which is located in Louisiana, and other location and transportation cost factors.

NGLs. Natural gas with a high energy content is referred to as “wet gas.” Certain of our properties produce wet gas, which has a higher value at the wellhead than natural gas with a lower energy content. Wet gas can be sold at the wellhead or, as is the case with our production, transported to a gas processing plant where the NGLs are separated from the wet gas leaving an NGL product called Y-Grade and dry gas residue. After processing, both the Y-Grade and dry gas residue are transported from or sold at a gas processing plant’s “tailgate.” The Y-Grade recovered from the processing of our wet gas is transported to Conway where it is fractionated into its five primary NGL components and sold based on posted prices.

When comparing prices received from production among producers in a region, it is important to compare wellhead prices as all producers have unique natural gas streams as well as unique contracts that take their natural gas to the sales markets. Because of our high energy content natural gas, we believe that our wellhead prices compare favorably with other natural gas producers with a lower energy content.

The wellhead Btu for our natural gas has an average energy content of approximately 1,498 Btu, minimal sulfur and carbon dioxide content and generally receives a premium valuation. We have previously dedicated all natural gas liquids and natural gas produced and sold from our wells operated by New Source Group in the Golden Lane field to Scissortail Energy, LLC, a subsidiary of Copano Energy (“Scissortail”), pursuant to a long-

term gas sales contract entered into on May 1, 2005, between the contract operator and Scissortail. As part of the consideration for our long-term gas dedication, Scissortail constructed and owns a gas processing plant in Paden, Oklahoma, where the gas from the Golden Lane field is processed.

Oil. The NYMEX-WTI futures price is a widely used benchmark in the pricing of domestic and imported oil in the United States. The actual prices realized from the sale of oil differ from the quoted NYMEX-WTI price as a result of quality and location differentials.

The crude oil produced from our properties is sold to third-party marketing companies, presently United Petroleum Purchasing Company. These contracts are presently for terms of six months or less, which is customary for oil sales contracts.

Commodity Derivative Contracts. New Source Energy will contribute to us, at the closing of this offering, commodity derivative contracts covering approximately 90% of our estimated oil and natural gas production from our total proved developed producing reserves as of June 30, 2012 and approximately 50% of our estimated oil and natural gas production from our total proved undeveloped reserves as of June 30, 2012 for the years ending December 31, 2013, 2014, 2015 and 2016, based on production estimates contained in our reserve report. In addition, New Source Energy will contribute to us, at the closing of this offering, commodity derivative contracts covering approximately 90% of our estimated NGL production from our total proved developed producing reserves as of June 30, 2012 and approximately 50% of our estimated NGL production from our total proved undeveloped reserves as of June 30, 2012 for the years ending December 31, 2013 and 2014, based on production estimates contained in our reserve report. We expect that as the market for NGL-based commodity derivative contracts becomes more developed over time, our ability to cover future NGL production beyond the two-year horizon in place at the closing of this offering will be strengthened. We expect the commodity derivative contracts contributed to us at the closing of this offering will cover approximately 85% and 79% of our estimated total production for the years ending December 31, 2013 and 2014, respectively, based on production estimates contained in our reserve report.

Following the closing of this offering, we expect to adopt a hedging policy designed to reduce the impact to our cash flows from commodity price volatility. Under this policy, we intend to enter into commodity derivative contracts covering approximately 60% to 90% of our estimated total production over a three-to-five year period at any given point in time. We may, however, from time to time hedge more or less than this approximate range.

Currently, New Source Energy has fewer outstanding hedge contracts, covering a lower amount of production, than we expect to be contributed to us at the closing of this offering, and we expect that New Source Energy will continue to enter into such hedge contract prior to the closing of this offering. The following table reflects, with respect to these commodity derivative contracts to be contributed to us, the volumes of our production covered by commodity derivative contracts and the average prices at which the production will be hedged:

	Three months ending December 31, 2012	Year Ending December 31,
		2013	2014	2015	2016
Oil Derivative Contracts:
Volume (Bbls/d)
Average NYMEX-WTI price per Bbl	$	$	$	$	$

Natural Gas Derivative Contracts:
Volume (MMBtu/d)
Average NYMEX-Henry Hub price per MMBtu	$	$	$	$	$

NGL Derivative Contracts:
Volume (Bbls/d)
Average NYMEX-WTI equivalent price per Bbl	$	$	$	$	$

Lease Operating Expenses. We strive to increase our production levels to maximize our revenue and cash available for distribution. Lease operating expenses are the costs incurred in the operation of producing properties and workover costs. Expenses for utilities, direct labor, water injection and disposal, and materials and supplies comprise the most significant portion of our lease operating expenses. Lease operating expenses do not include general and administrative expenses or production and other taxes. Certain items, such as direct labor and materials and supplies, generally remain relatively fixed across broad production volume ranges, but can fluctuate depending on activities performed during a specific period. For instance, repairs to our pumping equipment or surface facilities result in increased lease operating expenses in periods during which they are performed.

Unlike typical oil and natural gas reservoirs, which show declining oil and gas production rates with time, the type of reservoir we currently target increases its oil and natural gas production rate over an initial period, and then, as the reservoir is depressurized, the wells assume a more typical decline curve. Similarly, the decline of saltwater volumes produced resembles the decline of hydrocarbon production following the peak production period. This reduces operating costs over time, in turn extending the economic life of the well and maximizing the hydrocarbon recovery from the reservoir.

We monitor our operations to ensure that we are incurring operating costs at the optimal level. Accordingly, we monitor our production expenses and operating costs per well to determine if any wells or properties should be shut in, recompleted or sold. We typically evaluate our oil and natural gas operating costs on a per Boe basis. This unit rate allows us to monitor these costs in certain fields and geographic areas to identify trends and to benchmark against other producers.

Production and Ad Valorem Taxes. Our production taxes are calculated as a percentage of our oil, natural gas, and NGL revenues, excluding the effects of our commodity derivative contracts. In general, as prices and volumes increase, our production taxes increase. Likewise, in general, as prices and volumes decrease, our production taxes decrease. Additionally, production tax rates vary by state, and as revenues by state vary, our production taxes will increase or decrease. Ad valorem taxes are generally tied to the valuation of the oil and natural gas properties; however, these valuations are reasonably correlated to revenues, excluding the effects of our commodity derivative contracts. As a result we are forecasting our ad valorem taxes as a percentage of revenues, excluding the effects of our commodity derivative contracts.

General and Administrative Expenses. Prior to the closing of this offering, we and our general partner will enter into an omnibus agreement with the New Source Group, pursuant to which, among other things, the New Source Group will provide management and administrative services that we believe are necessary to allow our general partner to operate, manage and grow our business. Neither we nor our subsidiaries will have any employees. From the closing of this offering through December 31, 2013, we will pay the New Source Group a quarterly fee of $675,000 for the provision of such services. After December 31, 2013, in lieu of the quarterly fee, our general partner will reimburse the New Source Group, on a quarterly basis, for the actual direct and indirect expenses it incurs in its performance under the omnibus agreement, and we will reimburse our general partner for such payments it makes to the New Source Group. Additionally, following the closing of this offering, we will be responsible for the costs of any equity-based compensation awarded to our management or the board of directors of our general partner, and we will be responsible for transaction costs incurred in connection with any acquisition we complete during such period. The New Source Group will have substantial discretion to determine in good faith which expenses to incur on our behalf and what portion to allocate to us. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Adjusted EBITDA

We define Adjusted EBITDA as earnings before interest expense, income taxes, depreciation, depletion and amortization, accretion expense, non-cash compensation expense and unrealized derivative gains and losses.

Adjusted EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements, such as investors, commercial banks and others, to assess:

•	our operating performance as compared to that of other companies and partnerships in our industry, without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate sufficient cash flow to make distributions to our unitholders; and

•	our ability to incur and service debt and fund capital expenditures.

Adjusted EBITDA should not be considered an alternative to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDA in the same manner. For further discussion of the non-GAAP financial measure Adjusted EBITDA, please read “Prospectus Summary—Non-GAAP Measures.”

Outlook

Beginning in the second half of 2008, the United States and other industrialized countries experienced a significant economic slowdown, which led to a substantial decline in worldwide energy demand. During this same period, North American natural gas supply was increasing as a result of the rise in domestic unconventional natural gas production. The combination of lower energy demand due to economic slowdown and higher North American natural gas supply resulted in significant declines in oil, NGL and natural gas prices. While oil and NGL prices have increased since the second quarter of 2009, natural gas prices remained volatile throughout 2010 and remained low in 2011 although showing some rebound in mid-2012. The outlook for a worldwide economic recovery remains uncertain for the foreseeable future, and the timing of a recovery in worldwide demand for energy is unpredictable. As a result, it is likely that commodity prices will continue to be volatile for the remainder of 2012 and 2013. Sustained periods of low prices for oil, NGL’s or natural gas could materially and adversely affect our financial position and our access to capital.

Significant factors that may impact future commodity prices include the political and economic developments currently impacting Libya, Syria and the Middle East in general, the extent to which members of the Organization of Petroleum Exporting Countries and other oil exporting nations are able to continue to manage oil supply through export quotas, and overall North American oil and natural gas supply and demand fundamentals. The United States Presidential election in early November also serves to have an impact on the industry through the regulatory environment as well as tax policy, although the outcome and its related impact cannot be predicted. Downside risks remain in the form of a worsening Eurozone sovereign crisis, electoral and fiscal uncertainty in the US and potential deterioration in Chinese economic data. We cannot predict the occurrence of events that will affect future commodity prices or the degree to which these prices will generally approximate market prices in the geographic region of the production.

As an oil and natural gas producer, we face the challenge of natural production declines. As initial reservoir pressures are depleted, oil and natural gas production from a given well or formation decreases. Our future growth will depend on our ability to continue to add estimated reserves in excess of our production. Accordingly, we plan to maintain our focus on adding reserves through development projects and improving the economics of producing oil and natural gas from the Partnership Properties. We expect acquisition opportunities may come from New Source Energy as well as from unrelated third parties. Our ability to add estimated reserves through acquisitions and development projects is dependent on many factors including our ability to raise capital, obtain regulatory approvals and procure contract drilling rigs and personnel.

Results of Operations

Nine Months Ended September 30, 2012 Compared to the Nine Months Ended September 30, 2011

The following table presents selected financial and operating information. Comparative results of operations for the period indicated are discussed below:

	Nine Months Ended September 30,		Change	Percent Change
	2011	2012
	(in thousands)
Statement of Operations (in thousands, except percent change):
Oil sales	$3,317	$4,371	$1,054	32%
Natural gas sales	6,786	4,177	(2,609)	-38%
Natural gas liquids sales	25,164	17,900	(7,264)	-29%

Total revenues	35,267	26,448	(8,819)	-25%

Lease operating expenses	4,156	3,748	(408)	-10%
Workover expenses	2,005	1,041	(964)	-48%
Production taxes	1,682	829	(853)	-51%

Total production expenses	7,843	5,618	(2,225)	-28%
General and administrative	3,037	10,956	7,919	261%
Depreciation, depletion, and amortization	10,767	11,052	285	3%
Accretion expense	41	86	45	110%

Total operating expenses	21,688	27,712	6,024	28%

Operating income (loss)	13,579	(1,264)	(14,843)	-109%

Other income (expense):
Interest expense	(2,953)	(2,422)	531	-18%
Realized and unrealized gains (losses) from derivatives	1,463	6,866	5,403	369%

Income before income taxes	12,089	3,180	(8,909)	-74%
Income tax expense	11,555	1,166	(10,389)	-90%

Net Income	$534	$2,014	$1,480	277%

Sales Volumes:
Crude oil (Bbls)	35,902	46,931	11,029	31%
Natural gas (Mcf)	1,794,026	1,710,243	(83,783)	-5%
Natural gas liquids (Bbls)	538,732	536,356	(2,376)	—%

Total crude oil equivalent (Boe)(1)	873,638	868,328	(5,311)	-1%

Average Sales Price (Excluding Derivatives):
Crude oil (per Bbl)	$92.39	$93.14	$0.75	1%
Natural gas (per Mcf)	$3.78	$2.44	$(1.34)	-35%
Natural gas liquids (per Bbl)	$46.71	$33.37	$(13.34)	-29%
Average Sales Price (per Boe)	$40.37	$30.46	$(9.91)	-25%

Average Production Costs (per Boe)(2):	$7.05	$5.52	$(1.54)	-22%

(1)	Determined using the ratio of 6 Mcf of natural gas to 1 Bbl of crude oil.
(2)	Includes lease operating expense and workover expense.

Oil, Natural Gas and NGL Revenues

Revenues from oil and natural gas operations were approximately $26.4 million for the nine months ended September 30, 2012, a decrease of $8.8 million, or 25%, compared to the nine months ended September 30, 2011. Of the total revenues generated during the 2012 period, approximately 68% were generated through natural gas liquids sales, approximately 16% were generated through natural gas sales and approximately 16% were generated through oil sales. The decrease in revenues in the 2012 period was largely the result of lower average prices of natural gas and natural gas liquids, which were 35% and 29% lower, respectively, than those of the 2011 period. Average oil prices were 1% higher in the 2012 period than the 2011 period. Crude oil production was higher in the 2012 period by 31% and natural gas production volumes were lower by 5%.

The following were specifically related to the impact of production and price levels on revenues recorded during the periods:

•	the average realized oil price was $93.14 per Bbl during the nine months ended September 30, 2012, an increase of 1% from $92.39 per Bbl during the nine months ended September 30, 2011;

•

total oil production was 46,931 Bbls during the nine months ended September 30, 2012, an increase of 31% from 35,902 Bbls during the nine months ended September 30, 2011 primarily because we completed new wells containing a higher concentration of oil;

•	the average realized natural gas price was $2.44 per Mcf during the nine months ended September 30, 2012, a decrease of 35% from $3.78 per Mcf during the nine months ended September 30, 2011;

•	total natural gas production was 1,710,243 Mcf for the nine months ended September 30, 2012, a decrease of 5% from 1,794,026 Mcf for the nine months ended September 30, 2011;

•

the average realized natural gas liquids price was $33.37 Bbl during the nine months ended September 30, 2012, a decrease of 29% from $46.71 per Bbl during the nine months ended September 30, 2011; and

•	total natural gas liquids production was 536,356 Bbls for the nine months ended September 30, 2012, compared to 538,732 Bbls for the nine months ended September 30, 2011.

Operating Expenses

Lease operating expenses. Lease operating expenses decreased approximately $0.4 million, or 10%, to $3.7 million in the 2012 period from $4.1 million in the 2011 period.

Workover expenses. Workover expenses decreased $1.0 million, or 48%, to $1.0 million in the 2012 period from $2.0 million in the 2011 period. The decrease was primarily related to fewer workovers required in the 2012 period compared to the 2011 period.

Production taxes. Production taxes decreased $0.9 million, or 51%, to $0.8 million in the 2012 period from $1.7 million in the 2011 period. The decrease was primarily related to increased production tax incentive rebates received for production from new horizontal wells in the 2012 period. We received approximately $0.2 million in production tax rebates in 2012. We do not anticipate receiving production tax rebates of this nature in future periods.

General and administrative. General and administrative expense increased $7.9 million, or 261%, to $10.9 million in the 2012 period from $3.0 million in the 2011 period. The increase in general and administrative expense was primarily attributable to an increase in staffing costs and accounting and legal fees in the 2012 period as compared to the 2011 period, in addition to $7.4 million of stock-based compensation expense incurred in the 2012 period compared to $1.4 million of stock-based compensation expense incurred in the 2011 period. Due to vesting of stock awards in August 2012, stock-based compensation is expected to be lower in future periods. In historical periods, the general and administrative expenses reflect an allocation of New Source Energy’s general and administrative expenses based on the proportion of historical production attributable to the Partnership Properties. From the closing of this offering through December 31, 2013, we will pay the New Source Group a quarterly fee of $675,000 for the provision of management and administrative services. After December 31, 2013, in lieu of the quarterly fee, our general partner will reimburse the New Source Group, on a quarterly basis, for the actual direct and indirect expenses it incurs in its performance under the omnibus agreement, and we will reimburse our general partner for such payments it makes to the New Source Group.

Additionally, following the closing of this offering, we will be responsible for the costs of any equity-based compensation awarded to our management or the board of directors of our general partner, and we will be responsible for transaction costs incurred in connection with any acquisition we complete during such period.

Depreciation, depletion and amortization. Depreciation, depletion and amortization expense increased $0.3 million, or 3%, to $11.1 million in the 2012 period from $10.8 million in the 2011 period. In historical periods, depreciation, depletion and amortization expense reflects an allocation of New Source Energy’s depreciation, depletion and amortization based on the proportion of historical production attributable to the Partnership Properties. Following the closing of this offering, we will compute depreciation, depletion and amortization expense by using specific production, reserves and future development costs directly attributable to the Partnership Properties.

Other Income/Expense

Interest expense. Interest expense decreased $0.5 million, or 18%, to $2.4 million in the 2012 period from $2.9 million in the 2011 period. The decrease was primarily due to the writeoff of $0.7 million of unamortized loan fees in the 2011 period.

Realized and unrealized losses from derivatives. Realized and unrealized gains from derivatives increased $5.4 million to $6.9 million in the 2012 period from $1.5 million in the 2011 period. The change in realized and unrealized derivative gains and losses is primarily the result of lower natural gas and natural gas liquids settlement and futures prices in the 2012 period compared with the 2011 period. In July 2012, we liquidated all of our oil, natural gas and natural gas liquids swap and collar derivative positions and realized net proceeds of approximately $4.9 million. Subsequently in July 2012, we entered into a new fixed price swap derivative contracts for these commodities at approximately 50% of the volumes previously hedged at then current prices.

Income Taxes

Income tax expense was $1.1 million in the 2012 period compared to $11.6 million for the 2011 period. The properties were owned by a company that became a tax paying entity on August 11, 2011 and incurred deferred income taxes based on the differences in book and tax basis of the properties at that date. Upon completion of the transaction described elsewhere in this prospectus, the Partnership Properties will be owned by a nontaxable entity, at which time we will recognize a tax benefit due to the change in tax status.

Net Income

We recorded net income of $2.0 million in the 2012 period compared to net income of $0.5 million in the 2011 period, primarily due to derivative gains in 2012 offset by lower revenues and by higher general and administrative costs and effects of income taxes in the 2011 period related to the change in tax status of the Partnership Properties.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

The following table presents selected financial and operating information. Comparative results of operations for the periods indicated are discussed below:

	Year Ended December 31,		Change	Percent Change
	2010	2011
	(in thousands)
Statement of Operations (in thousands, except percent change):
Oil sales	$5,136	$4,489	$(647)	(13)%
Natural gas sales	9,409	8,713	(696)	(7)%
Natural gas liquids sales	25,909	33,058	7,149	28%

Total revenues	40,454	46,260	5,806	14%

Lease operating expenses	5,318	5,551	233	4%
Workover expenses	2,321	2,324	3	0% (or <1%)
Production taxes	2,876	2,155	(721)	(25)%

Total production expenses	10,515	10,030	(485)	(5)%
General and administrative	649	6,928	6,279	967%
Depreciation, depletion, and amortization	14,909	14,738	(171)	(1)%
Accretion expense	50	55	5	10%

Total operating expenses	26,123	31,751	5,628	22%

Operating income	14,331	14,509	178	1%

Other income (expense):
Interest expense	(2,648)	(3,735)	(1,087)	41%
Realized and unrealized losses from derivatives	(516)	(1,349)	(833)	161%

Income before income taxes	11,167	9,425	(1,742)	(16)%
Income tax expense	—	(10,502)	(10,502)	N/A

Net income (loss)	$11,167	$(1,077)	$(12,244)	(110)%

Sales Volumes:
Crude oil (Bbls)	68,071	48,770	(19,301)	(28)%
Natural gas (Mcf)	2,376,592	2,378,232	1,640	0% (or < 1%)
Natural gas liquids (Bbls)	658,293	720,615	62,322	9%

Total crude oil equivalent (Boe)(1)	1,122,463	1,165,757	43,294	4%

Average Sales Price (Excluding Derivatives):
Crude oil (per Bbl)	$75.45	$92.04	$16.59	22%
Natural gas (per Mcf)	$3.96	$3.66	$(0.30)	(8)%
Natural gas liquids (per Bbl)	$39.36	$45.87	$6.51	17%
Average Sales Price (per Boe)	$36.04	$39.68	$3.64	10%

Average Production Costs (per Boe)(2):	$6.81	$6.76	$(0.05)	(1)%

(1)	Determined using the ratio of 6 Mcf of natural gas to 1 Bbl of crude oil.
(2)	Includes lease operating expense and workover expense.

Oil, Natural Gas and NGL Revenues

Revenues from oil and natural gas operations were approximately $46.3 million for the year ended December 31, 2011, an increase of $5.8 million, or 14%, compared to the year ended December 31, 2010. Of the total revenues generated during 2011, approximately 71% were generated through NGL sales, approximately 19% were generated through natural gas sales and approximately 10% were generated through oil sales. The increase in revenues during 2011 was largely the result of significantly higher average prices of oil and NGLs, which were 22% and 17% higher, respectively, than those of 2010. Average natural gas prices were 7% lower than 2010. Crude oil production was lower by 28% while natural gas and NGL production volumes were higher by 0% (or < 1%) and 9%, respectively.

The following were specifically related to the impact of production and price levels on revenues recorded during the periods:

•	the average realized oil price was $92.04 per Bbl during the year ended December 31, 2011, an increase of 22% from $75.45 per Bbl during the year ended December 31, 2010;

•

total oil production was 48,770 Bbls during the year ended December 31, 2011, a decrease of 28% from 68,071 Bbls during the year ended December 31, 2010 primarily because we were developing and producing from a portion of the Hunton reservoir containing a higher concentration of natural gas liquids and a lower concentration of oil;

•	the average realized natural gas price was $3.66 per Mcf during the year ended December 31, 2011, a decrease of 7% from $3.96 per Mcf during the year ended December 31, 2010;

•	total natural gas production was 2,378,232 Mcf for the year ended December 31, 2011, an increase of 0% (or < 1%) from 2,376,592 Mcf for the year ended December 31, 2010;

•	the average realized natural gas liquids price was $45.87 per Bbl during the year ended December 31, 2011, an increase of 17% from $39.36 per Bbl during the year ended December 31, 2010; and

•

total natural gas liquids production was 720,615 Bbls for the year ended December 31, 2011, an increase of 9% from 658,293 Bbls for the year ended December 31, 2010 primarily because we were developing and producing from a portion of the Hunton reservoir containing a higher concentration of natural gas liquids and a lower concentration of oil.

Operating Expenses

Lease operating expenses. Lease operating expenses increased $0.2 million, or 4%, to $5.6 million in 2011 from $5.3 million in 2010, and production costs (including workover expenses) decreased on an equivalent basis from $6.81 per Boe to $6.76 per Boe.

Workover expenses. Workover expenses were $2.3 million for each of the years ended December 31, 2010 and 2011.

Production taxes. Production taxes decreased $0.7 million, or 25%, to $2.2 million in 2011 from $2.9 million in 2010. The decrease was primarily related to increased tax incentives for production from new horizontal wells.

General and administrative. General and administrative expense increased $6.3 million, or 967%, to $6.9 million in 2011 from $0.6 million in 2010. The increase in general and administrative expense was primarily attributable to an increase in staffing costs and accounting and legal fees in 2011 as compared to 2010, in addition to $4.5 million of stock-based compensation expense incurred in 2011. In historical periods, the general and administrative expenses reflect an allocation of New Source Energy’s general and administrative expenses based on the proportion of historical production attributable to the Partnership Properties. From the closing of this offering through December 31, 2013, we will pay the New Source Group a quarterly fee of $675,000 for the provision of management and administrative services. After December 31, 2013, in lieu of the quarterly fee, our general partner will reimburse the New Source Group, on a quarterly basis, for the actual direct and indirect expenses it incurs in its performance under the omnibus agreement, and we will reimburse our general partner for such payments it makes to the New Source Group. Additionally, following the closing of this offering, we will be responsible for the costs of any equity-based compensation awarded to our management or the board of directors of our general partner, and we will be responsible for transaction costs incurred in connection with any acquisition we complete during such period.

Depreciation, depletion and amortization. Depreciation, depletion and amortization expense decreased $0.2 million, or 1%, to $14.7 million in 2011 from $14.9 million in 2010. In historical periods, depreciation, depletion and amortization expense reflects an allocation of New Source Energy’s depreciation, depletion and amortization based on the proportion of historical production attributable to the Partnership Properties. Following the closing of this offering, we will compute depreciation, depletion and amortization expense by using specific production, reserves and future development costs directly attributable to the Partnership Properties.

Other Income/Expense

Interest expense. Interest expense increased $1.1 million, or 41%, to $3.7 million in 2011 from $2.6 million in 2010. The increase was primarily due to the write off of loan fees of $0.7 million related to the refinancing of New Source Energy’s credit facility and higher amortized loan fees in 2011 than in 2010.

Realized and unrealized losses from derivatives. Realized and unrealized losses from derivatives were $1.3 million in 2011 compared to $0.5 million in 2010. The increase in realized and unrealized derivative losses is the result of higher oil and natural gas liquids settlement and futures prices in 2011 compared with 2010.

Income Taxes

Income tax expense was $10.5 million in 2011 compared to none in 2010. The properties were owned by a nontaxable entity prior to August 11, 2011. Income taxes were primarily due to the differences in book and tax basis of oil and gas properties when the Properties were acquired by a taxable entity during 2011. Upon completion of the transaction described elsewhere in this prospectus, the Partnership Properties will be owned by a nontaxable entity, at which time we will recognize a tax benefit due to the change in tax status.

Net Income (Loss)

We recorded net loss of $1.1 million in 2011 compared to net income of $11.2 million in 2010 primarily due to income taxes incurred in 2011 when the properties were acquired by a taxable entity resulting in a deferred tax liability of approximately $10.5 million due to the differences in book and tax basis of oil and gas properties.

Liquidity and Capital Resources

Our primary sources of liquidity and capital resources are cash flows generated by operating activities and borrowings under the new revolving credit facility that we intend to enter into concurrently with the closing of this offering. We may also have the ability to issue additional equity and debt as needed. To date, our primary use of capital has been for the acquisition and development of oil and natural gas properties.

New Source Energy will contribute to us, at the closing of this offering, commodity derivative contracts covering approximately 90% of our estimated oil and natural gas production from our total proved developed producing reserves as of June 30, 2012 and approximately 50% of our estimated oil and natural gas production from our total proved undeveloped reserves as of June 30, 2012 for the years ending December 31, 2013, 2014, 2015 and 2016, based on production estimates contained in our reserve report. In addition, New Source Energy will contribute to us, at the closing of this offering, commodity derivative contracts covering approximately 90% of our estimated NGL production from our total proved developed producing reserves as of June 30, 2012 and approximately 50% of our estimated NGL production from our total proved undeveloped reserves as of June 30, 2012 for the years ending December 31, 2013 and 2014, based on production estimates contained in our reserve report. We expect that as the market for NGL-based commodity derivative contracts becomes more developed over time, our ability to cover future NGL production beyond the two-year horizon in place at the closing of this offering will be strengthened. We expect the commodity derivative contracts contributed to us at the closing of this offering will cover approximately 85% and 79% of our estimated total production for the years ending December 31, 2013 and 2014, respectively, based on production estimates contained in our reserve report.

Following the closing of this offering, we expect to adopt a hedging policy designed to reduce the impact to our cash flows from commodity price volatility. Under this policy, we intend to enter into commodity derivative contracts covering approximately 60% to 90% of our estimated total production over a three-to-five year period at any given point in time. We may, however, from time to time hedge more or less than this approximate range. As opposed to entering into commodity derivative contracts at predetermined times or on prescribed terms, we intend to enter into commodity derivative contracts in connection with material increases in our estimated reserves and at times when we believe market conditions or other circumstances suggest that it is prudent to do so. Additionally, we may take advantage of opportunities to modify our commodity derivative portfolio to change the percentage of our hedged production volumes when circumstances suggest that it is prudent to do so.

Our partnership agreement requires that we distribute all of our available cash (as defined in the partnership agreement) to our unitholders and the general partner. In making cash distributions, our general partner will attempt to avoid large variations in the amount we distribute from quarter to quarter. In order to facilitate this, our partnership agreement will permit our general partner to establish cash reserves to be used to pay distributions for any one or more of the next four quarters. In addition, our partnership agreement allows our general partner to borrow funds to make distributions.

We may borrow to make distributions to our unitholders, for example, in circumstances where we believe that the distribution level is sustainable over the long-term, but short-term factors have caused available cash from operations to be insufficient to sustain our level of distributions. In addition, we plan to hedge a significant portion of our production. We generally will be required to settle our commodity hedge derivatives within five days of the end of the month. As is typical in the oil and natural gas industry, we do not generally receive the proceeds from the sale of our hedged production until 45 to 60 days following the end of the month. As a result, when commodity prices increase above the fixed price in the commodity derivative contracts, we will be required to pay the derivative counterparty the difference between the fixed price in the commodity derivative contract and the market price before we receive the proceeds from the sale of the hedged production. If this occurs, we may make working capital borrowings to fund our distributions. Because we will distribute all of our available cash, we will not have those amounts available to reinvest in our business to increase our proved reserves and production, and as a result, we may not grow as quickly as other oil and natural gas entities or at all.

We plan to reinvest a sufficient amount of our cash flow to fund our maintenance capital expenditures, and we plan to primarily use external financing sources, including commercial bank borrowings and the issuance of debt and equity interests, rather than cash reserves established by our general partner, to fund our growth capital expenditures and any acquisitions. Because our proved reserves and production decline continually over time and because we own a limited amount of undeveloped properties, we may need to make acquisitions to sustain our level of distributions to unitholders over time.

Maintenance capital expenditures are capital expenditures that we expect to make on an ongoing basis to maintain our production and asset base (including our undeveloped leasehold acreage). The primary purpose of maintenance capital is to maintain our production and asset base at a steady level over the long term to maintain our distributions per unit. For the year ending December 31, 2013, we estimate that our maintenance capital expenditures will be approximately $8.2 million. Both we and New Source Energy believe that, by spending approximately $8.2 million annually from 2013 through 2016 to drill our proved undeveloped locations and maintain our producing wells, we will be able to drill a number of wells sufficient to at least maintain our production at an average annual rate of 3,200 Boe/d through 2016. This amount represents the annual amount to be paid to New Source Energy pursuant to our development agreement. We intend to pay for maintenance capital expenditures from operating cash flow.

If cash flow from operations does not meet our expectations, we may reduce our expected level of capital expenditures, reduce distributions to unitholders, and/or fund a portion of our capital expenditures using borrowings under our new revolving credit facility, issuances of debt and equity securities or from other sources, such as asset sales. We cannot assure you that needed capital will be available on acceptable terms or at all. Our ability to raise funds through the incurrence of additional indebtedness could be limited by the covenants in our new revolving credit facility or other future indebtedness. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that may be favorable to us or finance the capital expenditures necessary to maintain our production or proved reserves.

Net bank borrowings were approximately $8.5 million for the year ended December 31, 2011. We had no net bank borrowings for the year ended December 31, 2010 and the nine months ended September 30, 2011. Net bank repayments on borrowings were $0.5 million for the nine months ended September 30, 2012. Net bank borrowings during those periods were used primarily to finance development and drilling of oil and natural gas properties. A total of $52.2 million was invested in the development of oil and natural gas properties during that same time period.

Cash Flows

Net cash provided by operating activities was approximately $27.9 million, $30.1 million, $25.8 million and $22.7 million for the years ended December 31, 2010 and 2011 and the nine months ended September 30, 2011 and 2012, respectively. Cash provided by operating activities is impacted by the prices received for oil and natural gas sales and levels of production. Production volumes in the future will in large part be dependent upon the amount of and results of future capital expenditures. Future levels of capital expenditures may vary due to many factors, including drilling results, oil, natural gas and NGL prices, industry conditions, prices and availability of goods and services and the extent to which proved properties are acquired.

Net cash used in investing activities was approximately $19.2 million, $23.8 million, $19.7 million and $9.2 million for the years ended December 31, 2010 and 2011 and the nine months ended September 30, 2011 and 2012, respectively. Cash flows from investing activities are related to development of oil and gas properties. Net cash used in financing activities was approximately $8.7 million, $6.3 million, $6.1 million and $13.6 million for the years ended December 31, 2010 and 2011 and the nine months ended September 30, 2011 and 2012, respectively. Financing cash flows are primarily related to debt and equity financing of the property development and working capital.

Working Capital

Working capital totaled $3.6 million and $2.4 million at December 31, 2011 and September 30, 2012, respectively. The collection of receivables has historically been timely. Historically, losses associated with uncollectible receivables have not been significant. We had no cash and cash equivalents at December 31, 2011 and September 30, 2012, due to the carve-out nature of the financial statements presented.

Capital Expenditures

Maintenance capital expenditures are capital expenditures that we expect to make on an ongoing basis to maintain our production and asset base (including our undeveloped leasehold acreage). The primary purpose of maintenance capital is to maintain our production and asset base at a steady level over the long term to maintain our distributions per unit. For the year ending December 31, 2013, we estimate that our maintenance capital expenditures will be approximately $8.2 million. Both we and New Source Energy believe that, by spending approximately $8.2 million annually from 2013 through 2016 to drill our proved undeveloped locations and maintain our producing wells, we will be able to drill a number of wells sufficient to at least maintain our production at an average annual rate of 3,200 Boe/d through 2016. We intend to pay for the drilling services that New Source Energy will provide pursuant to our development agreement, which we consider to be our maintenance capital expenditures, from operating cash flow.

Growth capital expenditures are capital expenditures that we expect to increase our production and the size of our asset base. The primary purpose of growth capital is to acquire producing assets that will increase our distributions per unit and secondarily increase the rate of development and production of our existing properties in a manner which is expected to be accretive to our unitholders. Growth capital expenditures on existing properties may include projects on our existing asset base, like horizontal re-entry programs that increase the rate of production and provide new areas of future reserve growth. We expect to primarily rely upon external financing sources, including commercial bank borrowings and the issuance of debt and equity interests, rather than cash reserves established by our general partner, to fund growth capital expenditures and any acquisitions. Our forecast for the year ending December 31, 2013 does not reflect any material growth capital expenditures or acquisitions.

Based on our current oil, natural gas and NGL price expectations, we anticipate that our cash flow from operations and available borrowing capacity under our new revolving credit facility will exceed our planned capital expenditures and other cash requirements for the year ending December 31, 2013. However, future cash flows are subject to a number of variables, including the level of our production and the prices we receive for our production. There can be no assurance that our operations and other capital resources will provide cash in amounts that are sufficient to maintain our planned levels of capital expenditures.

New Revolving Credit Facility

Concurrently with the closing of this offering, we anticipate that we will enter into a new revolving credit facility, which we expect to be a four-year, $        million revolving credit facility with an initial borrowing base of approximately $        million. We expect the new revolving credit facility to include typical operational and financial covenants.

We anticipate that, like New Source Energy’s credit facility, our new revolving credit facility will be reserve-based, and thus we will be permitted to borrow under our new revolving credit facility in an amount up to the borrowing base, which is primarily based on the value of our oil and natural gas properties and our commodity derivative contracts as determined semi-annually by our lenders in their sole discretion. Our borrowing base will be subject to redetermination on a semi-annual basis based on an engineering report with respect to our estimated natural gas, NGL and oil reserves, which will take into account the prevailing natural gas, NGL and oil prices at such time, as adjusted for the impact of our derivative contracts. In the future, we may not be able to access adequate funding under our new revolving credit facility as a result of (i) a decrease in our borrowing base due to a subsequent borrowing base redetermination, or (ii) an unwillingness or inability on the part of our lending counterparties to meet their funding obligations.

A future decline in commodity prices could result in a redetermination that lowers our borrowing base in the future and, in such case, we could be required to repay any indebtedness in excess of the borrowing base, or we will be required to pledge other oil and natural gas properties as additional collateral. We do not anticipate having any substantial unpledged properties, and we may not have the financial resources in the future to make any mandatory principal prepayments required under our new revolving credit facility. Additionally, we anticipate that if, at the time of any distribution, our borrowings equal or exceed the maximum percentage allowed of the then-specified borrowing base, we will not be able to pay distributions to our unitholders in any such quarter without first making the required repayments of indebtedness under our new revolving credit facility.

New Source Energy Credit Facility

On August 12, 2011, New Source Energy entered into a $150.0 million four-year credit facility with Bank of Montreal as administrative agent and KeyBank as syndication agent. Although the credit facility has a $150.0 million borrowing limit, New Source Energy is only entitled to borrow an amount equal to its borrowing base, which will be redetermined on a semiannual basis and at other times as directed by New Source Energy or the administrative agent. The initial borrowing base was $72.5 million. The borrowing base will be redetermined based on the reserve report prepared by engineers acceptable to the administrative agent, which we must deliver to the administrative agent on April 1 and October 1 of each year. At September 30, 2012, the borrowing base was $70.0 million.

As of September 30, 2012, New Source Energy had approximately $68.0 million outstanding under its credit facility and, as a result, New Source Energy had $2.0 million of available borrowing capacity under the credit facility. Of the amount drawn under the credit facility, $60.0 million was used to purchase the acquired assets and $2.5 million was used to pay certain fees incurred to enter into the credit facility. The credit facility matures on August 12, 2015. Amounts borrowed and repaid under the credit facility may be reborrowed. The credit facility is available for general corporate purposes, including working capital for our operations. For a description of the material terms of our new revolving credit facility, see “—New Revolving Credit Facility.”

Contractual Obligations

A summary of our contractual obligations as of September 30, 2012 is provided in the following table (in thousands).

Contractual Obligation	Obligations Due in Period
	2012	2013-2014	2015-2016	Thereafter	Total
Long-term debt	$—	$—	$68,000	$—	$68,000
Interest on long-term debt(1)	630	4,998	1,527	—	7,155

Total contractual obligations	$630	$4,998	$69,527	$—	$75,155

(1)	Estimated interest using the actual weighted average interest rate of the New Source Energy credit facility of 3.63% as of September 30, 2012. This rate is variable and could change in the future; however, we believe this is a reasonable estimate considering recent Federal Reserve interest rate policy.

Amounts related to our asset retirement obligations are not included in the table above given the uncertainty regarding the actual timing of such expenditures. The total amount of estimated asset retirement obligations at September 30, 2012 is $1.5 million.

At the closing of this offering, we will enter into a development agreement pursuant to which we will pay New Source Energy an average of $8.2 million on an annual basis to drill our proved undeveloped reserves and maintain our producing wells. Additionally, from the closing of this offering through December 31, 2013, we will pay the New Source Group a quarterly fee of $675,000 for the provision of administrative, managerial and operating services. For more information regarding such agreements, please read “Business—Material Definitive Agreements.”

Commodity Derivative Contracts

Our cash flow from operations is subject to many variables, the most significant of which is the volatility of oil, natural gas and NGL prices. Oil, natural gas and NGL prices are determined primarily by prevailing market conditions, which are dependent on regional and worldwide economic activity, weather and other factors beyond our control. Our future cash flow from operations will depend on oil, natural gas and NGL prices and our ability to maintain and increase production through acquisitions and exploitation and development projects.

New Source Energy will contribute to us, at the closing of this offering, commodity derivative contracts covering approximately 90% of our estimated oil and natural gas production from our total proved developed producing reserves as of June 30, 2012 and approximately 50% of our estimated oil and natural gas production from our total proved undeveloped reserves as of June 30, 2012 for the years ending December 31, 2013, 2014,

2015 and 2016, based on production estimates contained in our reserve report. In addition, New Source Energy will contribute to us, at the closing of this offering, commodity derivative contracts covering approximately 90% of our estimated NGL production from our total proved developed producing reserves as of June 30, 2012 and approximately 50% of our estimated NGL production from our total proved undeveloped reserves as of June 30, 2012 for the years ending December 31, 2013 and 2014, based on production estimates contained in our reserve report. We expect that as the market for NGL-based commodity derivative contracts becomes more developed over time, our ability to cover future NGL production beyond the two-year horizon in place at the closing of this offering will be strengthened. We expect the commodity derivative contracts contributed to us at the closing of this offering will cover approximately 85% and 79% of our estimated total production for the years ending December 31, 2013 and 2014, respectively, based on production estimates contained in our reserve report.

Following the closing of this offering, we expect to adopt a hedging policy designed to reduce the impact to our cash flows from commodity price volatility. Under this policy, we intend to enter into commodity derivative contracts covering approximately 60% to 90% of our estimated total production over a three-to-five year period at any given point in time. We may, however, from time to time hedge more or less than this approximate range. We do not specifically designate commodity derivative contracts as cash flow hedges; therefore, the mark-to-market adjustment reflecting the change in the unrealized gains or losses on these contracts is recorded in current period earnings. When prices for oil and natural gas are volatile, a significant portion of the effect of our hedging activities consists of non-cash income or expenses due to changes in the fair value of our commodity derivative contracts. Realized gains or losses only arise from payments made or received on monthly settlements or if a derivative contract is terminated prior to its expiration.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk, including the effects of adverse changes in commodity prices and interest rates as described below.

The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in oil, natural gas and NGL prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. All of our market risk sensitive instruments were entered into for purposes other than speculative trading.

Commodity Price Risk

Our major market risk exposure is in the pricing that we receive for our oil, natural gas and NGL production. Realized pricing is primarily driven by the spot market prices applicable to our oil, natural gas and NGL production. Pricing for oil, natural gas and NGLs has been volatile for several years, and we expect this volatility to continue in the future. The prices we receive for our oil, natural gas and NGL production depend on many factors outside of our control, including:

•	developments generally impacting significant oil-producing countries and regions, such as Iraq, Iran, Syria, and Libya, the gulf coast and offshore South and Central America, Alaska and onshore U.S.;

•	the extent to which members of the Organization of Petroleum Exporting Countries and other oil exporting nations are able to continue to manage oil supply through export quotas;

•	the overall demand for oil and natural gas in the United States and abroad;

•	volatility in the U.S. and global economies;

•	weather conditions; and

•	new and changing legislation and regulatory philosophy in the U.S.

Any declines in oil, natural gas and NGL prices may have an adverse impact on our financial condition, results of operations and capital resources. If oil prices decline by $10.00 per Bbl, then our Standardized Measure as of December 31, 2011 would have been lower by approximately $3.7 million. If natural gas liquids prices decline by $5.00 per Bbl, then our Standardized Measure as of December 31, 2011 would decrease by approximately $14.6 million. If natural gas prices decline by $1.00 per Mcf, then our Standardized Measure as of December 31, 2011 would decrease by approximately $7.5 million.

In order to reduce the impact of fluctuations in oil, natural gas and NGL prices on our revenues, or to protect the economics of property acquisitions, we intend to periodically enter into derivative contracts with respect to a significant portion of our estimated oil and natural gas production through various transactions that fix the future prices received. These transactions may include price swaps whereby we will receive a fixed price for our production and pay a variable market price to the contract counterparty. Additionally, we may enter into collars, whereby we receive the excess, if any, of the fixed floor over the floating rate or we pay the excess, if any, of the floating rate over the fixed ceiling price. These hedging activities are intended to support oil, natural gas and NGL prices at targeted levels and to manage our exposure to oil and natural gas price fluctuations.

Swaps. In a typical commodity swap agreement, we receive the difference between a fixed price per unit of production and a price based on an agreed upon published third-party index, if the index price is lower than the fixed price. If the index price is higher, we pay the difference. By entering into swap agreements, we effectively fix the price that we will receive in the future for the hedged production. Our swaps are settled in cash on a monthly basis.

Put Options. In a typical put option arrangement, we receive the excess, if any, of the contract floor price over the reference price, based on NYMEX quoted prices. Our put options are exercised in cash on a monthly basis only when the floor price exceeds the reference price, otherwise they expire unsettled.

Collars. In a typical collar arrangement, we receive the excess, if any, of the contract floor price over the reference price, based on NYMEX quoted prices, and pay the excess, if any, of the reference price over the contract ceiling price. Our collars are exercised in cash on a monthly basis only when the reference price is outside of floor and ceiling prices (the collar), otherwise, they expire unsettled.

The use of financial instruments may expose us to the risk of financial loss in certain circumstances, including instances when (1) sales volumes are less than expected requiring market purchases to meet commitments, or (2) our counterparties fail to purchase the contracted quantities of natural gas or otherwise fail to perform according to the hedging arrangement. To the extent that we engage in hedging activities, we may be prevented from realizing the benefits of favorable price changes in the physical market. However, we are similarly insulated against decreases in such prices.

Presently, all of our hedging arrangements are with one counterparty, which is a lender under our new revolving credit facility. If this counterparty fails to perform its obligations, we may suffer financial loss or be prevented from realizing the benefits of favorable price changes in the physical market.

The result of natural gas market prices exceeding our swap prices or collar ceilings requires us to make payment for the settlement of our hedge derivatives, if owed by us, generally up to three business days before we receive market price cash payments from our customers. This could have a material adverse effect on our cash flows for the period between hedge settlement and payment for revenues earned.

Interest Rate Risk

As of September 30, 2012, we had debt outstanding of $68.0 million, with a weighted average interest rate of 3.63% and expenses on the unused borrowing base of 0.5%. Assuming no change in the amount outstanding, the annual impact on interest expense of a 10% increase or decrease in the average interest rate would be approximately $0.2 million.

Counterparty and Customer Credit Risk

We will monitor our risk of loss due to non-performance by counterparties of their contractual obligations. We have exposure to financial institutions in the form of derivative transactions in connection with our hedging activity. The counterparty on our derivative contracts currently in place is a lender under New Source Energy’s credit facility, with an investment grade rating and we are likely to enter into any future derivative contracts with this or other lenders under our new revolving credit facility that also carry investment grade ratings. If one of these counterparties were to default on any of our derivative instruments while there is an outstanding balance under our new revolving credit facility, we believe we would have the ability to offset the amount of any payment owing from this counterparty against the portion of the outstanding balance under our new revolving credit facility then owed to such counterparty. We expect that any future derivative transactions we enter into will be with lenders under our new revolving credit facility that carry an investment grade credit rating.

We also have exposure to credit risk through our operating partners and their management of the sale of our oil and natural gas production, which they market to energy marketing companies and refineries. We anticipate that we will monitor our exposure to these counterparties primarily by reviewing credit ratings, financial statements, production, sales, marketing, engineering and reserve reports. See “Business—Principal Customers” for further detail about our significant customers.

Critical Accounting Policies and Estimates

Investors in our partnership should be aware of how certain events may impact our financial results based on the accounting policies in place. In our management’s opinion, the more significant reporting areas impacted by our management’s judgments and estimates are revenue recognition, the choice of accounting method for oil and natural gas activities, oil and natural gas reserve estimation, impairment of long-lived assets and valuation of equity-based compensation. Our management’s judgments and estimates in these areas are based on information available from both internal and external sources, including engineers, geologists and historical experience in similar matters. Actual results could differ from the estimates as additional information becomes known.

The selection and application of accounting policies are an important process that changes as our business changes and as accounting rules are developed. Accounting rules generally do not involve a selection among alternatives, but involve an implementation and interpretation of existing rules and the use of judgment to the specific set of circumstances existing in our business. The policies we consider to be the most significant are discussed below.

Oil and Natural Gas Properties. The accounting for our business is subject to special accounting rules that are unique to the oil and natural gas industry. There are two allowable methods of accounting for oil and natural gas business activities: the successful efforts method and the full-cost method. We utilize the full-cost method of accounting, under which all costs associated with property acquisition, exploration and development activities are capitalized. We also have the ability to capitalize internal costs that can be directly identified with our acquisition, exploration and development activities and do not include any costs related to production, general corporate overhead or similar activities.

Under the successful efforts method, geological and geophysical costs and costs of carrying and retaining undeveloped properties are charged to expense as incurred. Costs of drilling exploratory wells that do not result in proved reserves are charged to expense. Depreciation, depletion, amortization and impairment of oil and natural gas properties are generally calculated on a well by well or lease or field basis. Additionally, gain or loss may generally be recognized on sales of oil and natural gas properties under the successful efforts method. As a result, our financial statements will differ from companies that apply the successful efforts method, since we will generally reflect a higher level of capitalized costs, as well as a higher oil and natural gas depreciation, depletion and amortization rate, and we will not have exploration expenses that successful efforts companies frequently have.

Under the full-cost method, capitalized costs are amortized on a composite unit-of-production method based on proved oil and natural gas reserves. If we maintain the same level of production year over year, the depreciation, depletion and amortization expense may be significantly different if our estimate of remaining reserves or future development costs changes significantly. Proceeds from the sale of properties are accounted for as reductions of capitalized costs unless such sales involve a significant change in proved reserves and significantly alter the relationship between costs and proved reserves, in which case a gain or loss is recognized. The costs of unproved properties are excluded from amortization until the properties are evaluated. We review all of our unevaluated properties quarterly to determine whether or not and to what extent proved reserves have been assigned to the properties, and otherwise if impairment has occurred.

Historically, full cost pool amortization was recorded on a carve-out basis based on relative production from the Partnership Properties compared to total production of New Source Energy. Future full cost pool amortization will differ since production, reserves and future development costs that will be used to compute depreciation, depletion and amortization will be specific to the Partnership Properties.

We review the carrying value of our oil and natural gas properties under the full-cost accounting rules of the SEC on a quarterly basis. This quarterly review is referred to as a ceiling test. Under the ceiling test, capitalized costs, less accumulated amortization and related deferred income taxes, may not exceed an amount equal to the sum of the present value of estimated future net revenues, less estimated future expenditures to be incurred in developing and producing the proved reserves and less any related income tax effects. Commencing with the quarter ended on December 31, 2009, in calculating estimated future net revenues, current prices have been calculated as the unweighted arithmetic average of oil and natural gas prices on the first day of each month within each applicable twelve-month period. Costs used were those as of the end of the appropriate quarterly period. For quarters prior to the fourth quarter of 2009, current prices and costs used were those as of the end of the appropriate quarterly period.

Two primary factors impacting this test are reserve levels and oil and natural gas prices and their associated impact on the present value of estimated future net revenues. Revisions to estimates of oil and natural gas reserves and/or an increase or decrease in prices can have a material impact on the present value of estimated future net revenues. Any excess of the net book value, less deferred income taxes, is written off as an expense.

Oil, Natural Gas Liquids and Natural Gas Reserve Quantities. Proved reserves are defined by the SEC as those volumes of crude oil, condensate, natural gas liquids and natural gas that geological and engineering data demonstrate with reasonable certainty are recoverable from known reservoirs under existing economic and operating conditions. Proved developed reserves are volumes expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are volumes expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. We rely upon various assumptions in our estimation of proved reserves, including in the case of proved undeveloped reserves that we will participate fully in the development of our undeveloped properties pursuant to the terms of the applicable operating agreement. Although our external engineers are knowledgeable of and follow the guidelines for reserves as established by the SEC, the estimation of reserves requires the engineers to make a significant number of additional assumptions based on professional judgment. Estimated reserves are often subject to future revisions, certain of which could be substantial, based on the availability of additional information, including reservoir performance, new geological and geophysical data, additional drilling, technological advancements, price changes and other economic factors. Changes in oil, natural gas and NGL prices can lead to a decision to start-up or shut-in production, which can lead to revisions to reserve quantities. Reserve revisions inherently lead to adjustments of depreciation rates used by us. We cannot predict the types of reserve revisions that will be required in future periods.

Derivative Instruments. We use commodity price and financial risk management instruments to mitigate our exposure to fluctuations in oil, natural gas and NGL prices. Recognized gains and losses on derivative contracts are reported as a component of the related transaction. Results of oil and natural gas derivative contract settlements and the changes in the fair value of derivative instruments that occur prior to maturity are reflected in other income in the statement of operations. Accounting guidance for derivatives and hedging establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded at fair value and included in the balance sheet as assets or liabilities. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation, which is established at the inception of a derivative. For derivative instruments designated as oil and natural gas cash flow hedges, changes in fair value, to the extent the hedge is effective, are to be recognized in other comprehensive income until the hedged item is recognized in earnings as oil and natural gas sales. Any change in the fair value resulting from ineffectiveness is recognized immediately as gains or losses in the statement of operations. All derivative instruments are recognized as either assets or liabilities in the balance sheet at fair value. None of such instruments have been designated as cash flow hedges. Accordingly, changes in the fair value of all derivative instruments have been recorded in the statements of operations.

One of the primary factors that can have an impact on our results of operations is the method used to value our derivatives. We have established the fair value of our derivative instruments utilizing established index prices, volatility curves and discount factors. These estimates are compared to our counterparty values for reasonableness. Derivative transactions are also subject to the risk that counterparties will be unable to meet their obligations. Such non-performance risk is considered in the valuation of our derivative instruments. The values we report in our financial statements are as of a point in time and subsequently change as these estimates are revised to reflect actual results, changes in market conditions and other factors.

Another factor that can impact our results of operations each period is our ability to estimate the level of correlation between future changes in the fair value of the hedge instruments and the transactions being hedged, both at inception and on an ongoing basis. This correlation is complicated since energy commodity prices, the primary risk we hedge, have quality and location differences that can be difficult to hedge effectively. The factors underlying our estimates of fair value and our assessment of correlation of our hedging derivatives are impacted by actual results and changes in conditions that affect these factors, many of which are beyond our control.

Revenue Recognition

Oil and natural gas sales are recognized when production is sold to a purchaser at a fixed or determinable price, delivery has occurred, title has transferred, and collectability of the revenue is probable. Delivery occurs and title is transferred when production has been delivered to a pipeline, railcar or truck, or a tanker lifting has occurred. The sales method of accounting is used for oil and natural gas sales such that revenues are recognized based on the share of actual proceeds from the oil and natural gas sold to purchasers. Oil and natural gas imbalances are generated on properties for which two or more owners have the right to take production “in-kind” and, in doing so, take more or less than their respective entitled percentage.

Equity-Based Compensation

Equity-based compensation awards are recognized in the financial statements as the cost of services received in exchange for awards of equity instruments based on the fair value of those awards at their grant date. If an award has a fixed vesting date, the cost is recognized over the period from the grant date to the vesting date(s) of the award. If an award does not have a fixed vesting date, the cost is recognized at the time it vests.

The fair value of equity awards is determined utilizing such factors as the actual and projected financial results, the principal amount of indebtedness, valuations based on financial and reserve report multiples of comparable companies, control premium, marketability considerations, valuations performed by third parties, and other factors we believe are material to the valuation process. The values reported in the financial statements are as of a point in time and do not reflect subsequent changes in market conditions and other factors.

Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 2010 and 2011. Although the impact of inflation has been insignificant in recent years, it is still a factor in the U.S. economy, and we expect to experience inflationary pressure on the cost of oilfield services and equipment when increasing oil, natural gas and NGL prices increase drilling activity in our areas of operations.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

BUSINESS AND PROPERTIES

Overview

We are a Delaware limited partnership formed in October 2012 by New Source Energy to own and acquire oil and natural gas properties in the United States. Our primary business objective is to generate stable cash flows, allowing us to make quarterly cash distributions to our unitholders and, over time, to increase those quarterly cash distributions. Our properties consist of non-operated working interests in the Misener-Hunton formation (the “Hunton Formation”), a conventional resource reservoir located in east-central Oklahoma. This formation has a 90-year history of exploration and development and thousands of wellbore penetrations that have led to more accurate geologic mapping. The estimated proved reserves on our properties were approximately 14.2 MMBoe, as of June 30, 2012, of which approximately 58% were classified as proved developed reserves and of which approximately 76.4% were comprised of oil and natural gas liquids. Average net daily production from our properties during the nine months ended September 30, 2012 was 3,169 Boe/d, which is comprised of 171 Bbl/d of oil, 6,242 Mcf/d of natural gas and 1,958 Bbl/d of natural gas liquids. Based on net production from our properties for the six months ended June 30, 2012, the total proved reserves associated with our properties had a reserve to production ratio of 12.3 years. To mitigate the impact of commodity price volatility and thereby increase the predictability of our cash flow, New Source Energy will contribute to us, at the closing of this offering, commodity derivative contracts covering approximately 85% and 79% of our estimated total production for the years ending December 31, 2013 and 2014, respectively, based on production estimates contained in our reserve report.

As of June 30, 2012, we had 89,116 gross (31,554 net) acres, of which 6,796 gross (2,323 net) acres were undeveloped. As of June 30, 2012, we had 127 gross (28.5 net) proved undeveloped drilling locations, of which 66 gross (20.7 net) were infill drilling locations. Pursuant to a development agreement we will enter into at the closing of this offering, New Source Energy will have control over our drilling program and the sole right to determine which wells are drilled based on our annual drilling budget that will be determined and periodically updated by our general partner. Pursuant to our development agreement with the New Source Group, during each of our fiscal years ending December 31, 2013 through December 31, 2016, we have agreed to spend an average of $8.2 million to drill certain of our proved undeveloped locations and maintain our producing wells. Both we and New Source Energy believe that, by spending approximately $8.2 million annually from 2013 through 2016, we will be able to at least maintain our production at an average annual rate of 3,200 Boe/d through 2016.

We believe our business relationship with the New Source Group will enhance our ability to grow our production and expand our proved reserves base over time. New Source Energy owns a 50% membership interest in our general partner and will own approximately     % of our outstanding common units and all of our subordinated units. After giving effect to the formation transactions, New Source Energy had (i) total estimated proved reserves of 6.8 MMBoe as of June 30, 2012, of which approximately 85.1% were classified as proved undeveloped reserves, and (ii) interests in over 24,670 gross (12,368 net) acres of undeveloped properties. After additional capital is invested, we believe that many of these properties will become suitable for us, based on our criteria that suitable properties consist of mature onshore oil and natural gas reservoirs with long-lived, predictable production profiles.

Our Properties

Our properties are located in the Golden Lane field within the Hunton Formation of east-central Oklahoma and consist of mature, legacy oil and natural gas reservoirs. Our properties consist of non-operated working interests in producing and undeveloped leasehold acreage, including 215 gross (82.4 net) producing wells with working interests ranging from 21% to 87% (38.3% weighted average); and 127 gross (28.5 net) proved undeveloped drilling locations with working interests ranging from 1% to 84% (22.4% weighted average). As of June 30, 2012, we had 89,116 gross (31,553 net) acres in the Golden Lane field. Based on the production estimates from our reserve report and assuming our efforts to develop our properties are successful, our production in 2016 will be approximately 1,183.4 MBoe, or approximately 3,242 Boe/d, without (i) increasing the drilling schedule of our proved undeveloped properties, (ii) increasing our working interests in wells through forced pooling, or (iii) acquiring additional properties and production from either New Source Energy or third parties.

Currently, two rigs are being used to drill on properties owned by New Source Energy, including the Partnership Properties, and the number of rigs may be increased to up to six rigs over the next twelve months, some of which may be used to drill on the Partnership Properties. Over the past six years, the New Source Group has completed an average of 25 gross wells per year on properties currently held by New Source Energy, of which 132 gross wells were completed as a portion of the Partnership Properties.

The following table summarizes information related to our estimated oil and natural gas reserves as of June 30, 2012 and the average net production for the nine months ended September 30, 2012 from our properties.

	Estimated Proved Reserves as of June 30, 2012(1)							Production for the Nine Months Ended September 30, 2012		Number of Wells/ Drilling Locations as of June 30, 2012
	Total Proved (MBoe)	Percent of Total	Percent Oil	Percent NGLs	Percent Natural Gas	Percentage of Depletion (2)	PV-10 (MM)(3)	Average Net Daily Production (Boe/d)	Average Working Interest	Gross	Net
Proved developed reserves	8,179.3	57.5%	2.8%	73.6%	23.6%	74%	$120.9	3,169	38.3%	215	82.4
Proved undeveloped reserves	6,037.1	42.5%	4.8%	60.5%	34.7%	—	40.9	—	22.4%	127	28.5

Total	14,216.4	100.0%	3.6%	68.1%	28.3%	62%	$161.8	3,169	32.4%	342	110.9

(1)	Proved reserves were calculated using prices equal to the twelve-month unweighted arithmetic average of the first-day-of-the-month price for each of the preceding twelve months, which were $95.67 per Bbl of crude oil, $40.57 per Bbl of natural gas liquids and $3.15 per Mcf of natural gas. Adjustments were made for location and the grade of the underlying resource, which resulted in an average decrease of $2.92 per Bbl of crude oil, an average decrease of $1.24 per Bbl of natural gas liquids and an average decrease of $0.09 per Mcf of natural gas.
(2)	Percentage of depletion was calculated by dividing cumulative production from our properties in these fields by the sum of proved reserves attributable to such properties and cumulative production from such properties.
(3)	PV-10 is a non-GAAP financial measure and represents the present value of estimated future cash inflows from proved oil and natural gas reserves, less future development and production costs, discounted at 10% per annum to reflect timing of future cash flows and using the twelve-month unweighted arithmetic average of the first-day-of-the-month price for each of the preceding twelve months. PV-10 typically differs from the Standardized Measure of Discounted Future Net Cash Flows (“Standardized Measure”) because it does not include the effects of income tax. We were formed in October 2012 as a partnership that is not treated as a taxable entity for federal income tax purposes and, as a result, our PV-10 and Standardized Measure will be equivalent at future dates. Neither PV-10 nor Standardized Measure represents an estimate of fair market value of our natural gas and crude oil properties. PV-10 is used by the industry and by our management as an arbitrary reserve asset value measure to compare against past reserve bases and the reserve bases of other business entities that are not dependent on the taxpaying status of the entity.

We use the term “conventional resource play” to refer to high water saturation (35—99%) hydrocarbon reservoirs that typically have been deemed not prospective by others. Conventional resource plays are usually located around and below conventional reservoirs, although they can exist independently. These reservoirs tend to be continuous hydrocarbon zones existing over a contiguous and potentially large geographical area. Conventional resource plays exhibit low exploration risk with consistent results, and with the implementation of specialized processes, we believe we have the ability to economically develop these large-scale reservoirs.

We will have access to the development and operational experience of the New Source Group in support of our operating activities. The senior geologist and other professional staff of members of the New Source Group have developed conventional resource plays for 25 years, which have provided them with insights on the physical processes at work and a significant amount of practical operating experience in how to economically produce from these reservoirs. As a result of this experience, the New Source Group has developed and refined processes that it will utilize in developing our conventional resource plays. Prior conventional resource plays in which the senior geologist for New Source Energy has used these specialized processes to successfully and economically produce oil and natural gas include the Red Fork formation in the Mount Vernon field in central Oklahoma, which was developed in the late 1980s, and the Hunton Formation in the Carney and Golden Lane fields in central Oklahoma, which the New Source Group commenced developing in 1999. Each of these projects had been passed over by other industry operators because of its high saltwater content. The cumulative production from these fields from January 1, 1989 through December 31, 2011 following application of their specialized processes is 33.4 MMBoe.

The Hunton Formation is our only current conventional resource play in east-central Oklahoma. The Golden Lane field is located within the Hunton Formation. We intend to continue to develop our Golden Lane field where we maintained interests in approximately 215 gross (82.4 net) producing wells as of June 30, 2012 through our development agreement with the New Source Group. Our acreage position had 127 gross (28.5 net) proved undeveloped drilling locations as of June 30, 2012, of which 66 gross (20.7 net) are infill drilling locations. Currently, two rigs are being used to drill on properties owned by New Source Energy, including the Partnership Properties, and the number of rigs may be increased to up to six rigs over the next twelve months, some of which may be used to drill on the Partnership Properties. The New Source Group has completed an average of 25 gross wells per year on properties currently held by New Source Energy over the past six years, 132 of which gross wells were completed as a portion of the Partnership Properties.

Our Development Agreement with the New Source Group

We will enter into a development agreement with the New Source Group at the closing of this offering with respect to the drilling of our proved undeveloped reserves that comprise a portion of the Partnership Properties. Pursuant to the development agreement, our general partner will, at least annually and likely more frequently, at its discretion, determine our drilling budget. New Source Energy will then have the sole right to determine which wells are drilled based on our drilling budget. As of June 30, 2012, the Partnership Properties included 6.0 MMBoe of estimated proved undeveloped reserves, and we had identified 127 gross (28.5 net) drilling locations for prospective development, of which 66 gross (20.7 net) are infill drilling locations.

Pursuant to the development agreement, during each of our fiscal years ending December 31, 2013 through December 31, 2016, we have agreed to pay New Source Energy an average of $8.2 million to drill certain of our proved undeveloped locations and maintain our producing wells. Both we and New Source Energy believe that, by spending approximately $8.2 million annually from 2013 through 2016, we will be able to maintain our producing wells and drill a number of wells sufficient to at least maintain our production at an average annual rate of 3,200 Boe/d through 2016.

While we have committed to spending an average of $8.2 million annually from 2013 through 2016 pursuant to the development agreement, we intend to spend additional amounts in order to grow our production over time through drilling additional proved undeveloped properties, increasing our working interests in wells through forced pooling and acquiring properties from both New Source Energy and third parties. While we do not currently have an acquisition budget, nor do we assume forced pooling in our reserve reports, our reserve report assumes that we will spend an average of approximately $8.2 million annually from 2013 through 2016 on the development of our proved undeveloped properties and any maintenance of our producing wells, resulting in a production estimate for the year ending December 31, 2016 of 3,242 Boe/d.

Finally, beginning with the first quarter of 2014 and continuing through the fourth quarter of 2016, if our average production declines below 3,200 Boe/d for any preceding four quarter period, then holders of our subordinated units will not be entitled to receive the quarterly distributions otherwise payable on our subordinated units for such quarter. We expect that any funds not distributed to holders of our subordinated units will be reserved by the board of directors of our general partner for use in growing our production.

New Source Group’s Specialized Processes

We believe that, through application of specialized processes outlined below, our properties are low risk due to predictable production profiles, long reserve lives and modest capital requirements. The New Source Group’s method of hydrocarbon recovery relies upon exploiting the reservoir through development, rather than exploration. The New Source Group’s technical team has geologic and engineering expertise in horizontal well design, submersible pump placement, fluid and hydrocarbon separation and saltwater disposal. We believe this experience allows us to realize production efficiencies utilizing methodologies that provide a predictable ultimate recovery of hydrocarbons. In developing properties in conventional resource plays, the New Source Group employs the following six essential components:

•	proper geologic assessment of the reservoir, which is facilitated by data from numerous existing well penetrations;

•	a well-trained and knowledgeable technical team to maintain efficient production;

•	strategic placement of wells to maximize the benefit of wells working in concert to create the appropriate draw down in reservoir pressure;

•	an economic high-volume saltwater transportation and disposal system;

•	abundant and economic high-current three-phase electrical power; and

•	a high-volume, liquids-rich gas gathering and processing system.

Our Hedging Strategy

New Source Energy will contribute to us, at the closing of this offering, commodity derivative contracts covering approximately 90% of our estimated oil and natural gas production from our total proved developed producing reserves as of June 30, 2012 and approximately 50% of our estimated oil and natural gas production from our total proved undeveloped reserves as of June 30, 2012 for the years ending December 31, 2013, 2014, 2015 and 2016, based on production estimates contained in our reserve report. In addition, New Source Energy will contribute to us, at the closing of this offering, commodity derivative contracts covering approximately 90% of our estimated NGL production from our total proved developed producing reserves as of June 30, 2012 and approximately 50% of our estimated NGL production from our total proved undeveloped reserves as of June 30, 2012 for the years ending December 31, 2013 and 2014, based on production estimates contained in our reserve report. We expect that as the market for NGL-based commodity derivative contracts becomes more developed over time, our ability to cover future NGL production beyond the two-year horizon in place at the closing of this offering will be strengthened. We expect the commodity derivative contracts contributed to us at the closing of this offering will cover approximately 85% and 79% of our estimated total production for the years ending December 31, 2013 and 2014, respectively, based on production estimates contained in our reserve report.

Following the closing of this offering, we expect to adopt a hedging policy designed to reduce the impact to our cash flows from commodity price volatility. Under this policy, we intend to enter into commodity derivative contracts covering approximately 60% to 90% of our estimated total production over a three-to-five year period at any given point in time. We may, however, from time to time hedge more or less than this approximate range. As opposed to entering into commodity derivative contracts at predetermined times or on prescribed terms, we intend to enter into commodity derivative contracts in connection with material increases in our estimated reserves and at times when we believe market conditions or other circumstances suggest that it is prudent to do so. Additionally, we may take advantage of opportunities to modify our commodity derivative portfolio to change the percentage of our hedged production volumes when circumstances suggest that it is prudent to do so.

Our commodity derivative contracts may consist of natural gas, oil and NGL financial swaps, put options and/or collar contracts and natural gas basis financial swaps. By removing a significant portion of price volatility associated with production, we believe we will mitigate, but not eliminate, the potential negative effects of reductions in commodity prices on our cash flow from operations for those periods. However, our hedging activity may also reduce our ability to benefit from increases in commodity prices. Additionally, we intend to individually identify these non-speculative hedges as “designated hedges” for U.S. federal income tax purposes as we enter into them. For a description of our commodity derivative contracts, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Commodity Derivative Contracts.”

Our Relationship with the New Source Group

New Source Energy is controlled by its principal stockholder, chairman and senior geologist, David J. Chernicky. Mr. Chernicky also owns all of the membership interests in New Dominion and Scintilla. Mr. Chernicky has historically acquired oil and natural gas properties through Scintilla, and New Dominion has acted as the operator for properties held by Scintilla for over 12 years, completing and economically producing from more than 98% of all wells it has drilled in the Hunton Formation. New Source Energy acquired substantially all of its assets from Scintilla in August 2011, including the Partnership Properties. Following the closing of this offering, New Source Energy will be our largest unitholder, holding              common units (approximately     % of all outstanding) and              subordinated units (100% of all outstanding), and will own 50% of the membership interests in our general partner.

After giving effect to the formation transactions, New Source Energy had (i) total estimated proved reserves of 6.8 MMBoe as of June 30, 2012, of which approximately 85.1% were classified as proved undeveloped reserves, and (ii) interests in over 24,670 gross (12,368 net) acres of undeveloped properties. After additional capital is invested, we believe that many of these properties are or will become suitable for us, based on our criteria that suitable properties consist of mature onshore oil and natural gas reservoirs with long-lived, predictable production profiles.

The following table summarizes information by field regarding New Source Energy’s estimated oil and natural gas reserves as of June 30, 2012 and its average net production for the nine months ended September 30, 2012, after giving effect to New Source Energy’s contribution of the Partnership Properties to us.

Field	Estimated Proved Reserves as of June 30, 2012(1)					Production for the Nine Months Ended September 30, 2012		Projected Undeveloped Drilling Locations as of June 30, 2012
	Total Proved (MBoe)	Percent of Total	Percent Proved Developed	Percent Oil	Percent NGLs	Average Net Daily Production (Boe/d)	Percent of Total	Gross	Net
Golden Lane Extension	1,939.5	28.7%	—	3.4%	59.9%	—	—	105	8.3
Luther	4,825.1	71.3%	20.9%	2.5%	35.7%	215	100%	59	14.5

Total	6,764.6	100.0%	14.9%	2.8%	42.6%	215	100%	164	22.8

(1)	Proved reserves were calculated using prices equal to the twelve-month unweighted arithmetic average of the first-day-of-the-month price for each of the preceding twelve months, which were $95.67 per Bbl of crude oil, $40.57 per Bbl of natural gas liquids and $3.15 per Mcf of natural gas. Adjustments were made for location and the grade of the underlying resource, which resulted in an average decrease of $2.92 per Bbl of crude oil, an average decrease of $1.24 per Bbl of natural gas liquids and an average decrease of $0.09 per Mcf of natural gas.

As a result of its significant ownership interests in us and our general partner, we believe New Source Energy will be motivated to support the successful execution of our business strategy and will provide us with opportunities to pursue acquisitions that will be accretive to our unitholders. New Source Energy views our partnership as part of its growth strategy, and we believe that New Source Energy will be incentivized to contribute or sell additional assets to us and to pursue acquisitions jointly with us in the future. However, New Source Energy will regularly evaluate acquisitions and dispositions and may elect to acquire or dispose of properties in the future without offering us the opportunity to participate in those transactions. Moreover, after this offering, New Source Energy will continue to be free to act in a manner that is beneficial to its interests without regard to ours, which may include electing not to present us with future acquisition opportunities. Although we believe New Source Energy will be incentivized to offer properties to us for purchase, New Source Energy has no obligation to sell or offer properties to us following the closing of this offering. If New Source Energy fails to present us with, or successfully competes against us for, acquisition opportunities, then our ability to replace or increase our estimated proved reserves may be impaired, which would adversely affect our cash flow from operations and our ability to make cash distributions to our unitholders. Please read “Conflicts of Interest and Fiduciary Duties.”

Our Business Strategies

Our primary business objective is to generate stable cash flows, allowing us to make quarterly cash distributions to our unitholders and, over time, to increase those quarterly cash distributions. To achieve our objective, we intend to execute the following business strategies:

•

Develop Existing Proved Undeveloped Inventory Pursuant to Our Development Agreement with the New Source Group. As of June 30, 2012, the Partnership Properties, all of which were located in our Golden Lane field, included 6.0 MMBoe of estimated proved undeveloped reserves through 127 gross (28.5 net) proved undeveloped drilling locations, of which 66 gross (20.7 net) were infill drilling locations. Pursuant to the development agreement, during each of our fiscal years ending December 31, 2013 through December 31, 2016, we have agreed to pay New Source Energy an average of $8.2 million to drill certain of our proved undeveloped locations and maintain our producing wells. Both we and New Source Energy believe that, by spending approximately $8.2 million annually from 2013 through 2016, we will be able to maintain our producing wells and drill a number of wells sufficient to at least maintain our production at an average annual rate of 3,200 Boe/d through 2016. Although we have committed to spending an average of $8.2 million annually through 2016 pursuant to the development agreement, we intend to spend additional amounts in order to grow our production over time through (i) drilling additional proved undeveloped properties, (ii) increasing our working interests in wells through forced pooling, and (iii) acquiring additional properties and production from either New Source Energy or third parties.

•

Reduce Exposure to Commodity Price Risk and Stabilize Cash Flow Through Commodity Hedging. New Source Energy will contribute to us, at the closing of this offering, commodity derivative contracts covering approximately 90% of our estimated oil and natural gas production from our total proved developed producing reserves as of June 30, 2012 and approximately 50% of our estimated oil and natural gas production from our total proved undeveloped reserves as of June 30, 2012 for the years ending December 31, 2013, 2014, 2015 and 2016, based on production estimates contained in our reserve report. In addition, New Source Energy will contribute to us, at the closing of this offering, commodity derivative contracts covering approximately 90% of our estimated NGL production from our total proved developed producing reserves as of June 30, 2012 and approximately 50% of our estimated NGL production from our total proved undeveloped reserves as of June 30, 2012 for the years ending December 31, 2013 and 2014, based on production estimates contained in our reserve report. We expect that as the market for NGL-based commodity derivative contracts becomes more developed over time, our ability to cover future NGL production beyond the two-year horizon in place at the closing of this offering will be strengthened. We expect the commodity derivative contracts contributed to us at the closing of this offering will cover approximately 85% and 79% of our estimated total production for the years ending December 31, 2013 and 2014, respectively, based on production estimates contained in our reserve report. Following the closing of this offering, we expect to adopt a hedging policy designed to reduce the impact to our cash flows from commodity price volatility. Under this policy, we intend to enter into commodity derivative contracts covering approximately 60% to 90% of our estimated total production over a three-to-five year period at any given point in time.

•

Leverage Strategic Relationship with the New Source Group. We intend to maximize the benefits of our relationship with the New Source Group to help control our costs, access existing infrastructure at what we believe are favorable rates and acquire producing oil and natural gas properties that meet our acquisition criteria. After giving effect to the formation transactions, New Source Energy had (i) total estimated proved reserves of 6.8 MMBoe as of June 30, 2012, of which approximately 85.1% were classified as proved undeveloped reserves, and (ii) interests in over 24,670 gross (12,368 net) acres of undeveloped properties. After additional capital is invested, we believe that many of these properties will become suitable for us, based on our acquisition criteria. We may also have the opportunity to work jointly with New Source Energy to pursue certain acquisitions of oil and natural gas properties.

•

Pursue Accretive Third Party Acquisitions of Long-Lived, Low-Risk, Producing Properties. Independent of the New Source Group, we intend to pursue acquisitions of third-party producing properties. We will pursue additional acquisition opportunities when we believe we possess a strategic or technical advantage due to our existing liquidity, operational experience and access to infrastructure.

Our Competitive Strengths

We believe that the following competitive strengths will allow us to successfully execute our business strategies and achieve our objective of generating and growing cash available for distribution:

•

Downside Protection through Development Agreement with the New Source Group. Pursuant to the development agreement, during each of our fiscal years ending December 31, 2013 through December 31, 2016, we have agreed to pay New Source Energy an average of $8.2 million to drill certain of our proved undeveloped locations and maintain our producing wells. Both we and New Source Energy believe that, by spending approximately $8.2 million annually from 2013 through 2016, we will be able to maintain our producing wells and drill a number of wells sufficient to at least maintain our production at an average annual rate of 3,200 Boe/d through 2016. Beginning with the first quarter of 2014 and continuing through the fourth quarter of 2016, if our average production declines below 3,200 Boe/d for any preceding four quarter period, then holders of our subordinated units will not be entitled to receive the quarterly distributions otherwise payable on our subordinated units for such quarter. We expect that any funds not distributed to holders of our subordinated units will be reserved by the board of directors of our general partner for use in our business.

•

Strong Hedge Portfolio. We expect the commodity derivative contracts contributed to us at the closing of this offering will cover approximately 85% and 79% of our estimated total production for the years ending December 31, 2013 and 2014, respectively, based on production estimates contained in our reserve report.

•

Incentivized Management Team with Proven Ability to Develop Conventional Resource Plays. Both New Source Energy and our management will have significant ownership stakes in us following completion of the IPO. New Source Energy will own approximately     % of our limited partner interests and 50% of our general partner, while Kristian B. Kos and David J. Chernicky will each own 25% of our general partner. Additionally, members of our management team collectively average over 25 years of industry experience, including our senior geologist, David J. Chernicky, who has over 28 years of experience in producing oil and natural gas from conventional resource plays in the area of our assets.

•

Strategic Relationship with the New Source Group. Our relationship with the New Source Group provides us with access to saltwater disposal and other key infrastructure, drilling rigs, completion services, oilfield equipment and oilfield services at what we believe are favorable rates. The New Source Group has a strong track record, completing and economically producing from more than 98% of all wells it has drilled in the Hunton Formation since beginning to develop the play in 1999. This extensive knowledge and experience relating to the Hunton Formation also permits the New Source Group to more easily identify additional opportunities for the acquisition of prospective Hunton Formation interests.

•

Large, Multi-Year Drilling Inventory with Long-Lived, Predictable Production Profiles. As of June 30, 2012, we had 89,116 gross (31,554 net) acres, of which 6,796 gross (2,323 net) acres were undeveloped. As of June 30, 2012, we had 127 gross (28.5 net) proved undeveloped drilling locations, of which 66 gross (20.7 net) were infill drilling locations. The average productive life of our wells producing from the Hunton Formation (on 640-acre spacing) is 18.5 years. Our proved developed producing reserves have significant production history and predictable decline rates.

•

Competitive Cost Structure. Pursuant to our omnibus agreement with the New Source Group, the New Source Group will provide us and our general partner with management and administrative services, and we will pay the New Source Group a quarterly fee of $675,000 from the closing of this offering until December 31, 2013. After December 31, 2013, in lieu of the quarterly fee, our general partner will reimburse the New Source Group, on a quarterly basis, for the actual direct and indirect expenses it incurs in its performance under the omnibus agreement, and we will reimburse our general partner for such payments it makes to the New Source Group. In addition, our position as non-operator and our ability to leverage our relationship as an affiliate of the New Source Group allow us to mitigate significant operating expenses. The New Source Group’s focus on conventional resource plays utilizing their specialized processes has resulted in low average all-in finding and development costs, including revisions, on the Partnership Properties of $6.00 per Boe over the three-year period ended December 31, 2011. These finding and development costs do not reflect or include the estimated future development costs associated with the proved undeveloped reserves attributable to the Partnership Properties.

Our Operations

Our operations are focused in east-central Oklahoma, specifically the Golden Lane field located in Pottawatomie, Seminole and Okfuskee Counties. Our developmental focus is on the Hunton Formation, a liquids-rich subterranean limestone reservoir. The Hunton Formation is a conventional resource reservoir extending thousands of square miles across the State of Oklahoma. Though our current production is only from the Hunton Formation, we believe the New Source Group’s specialized processes could have potential application in several other reservoirs above and below the Hunton Formation in which we may have an opportunity to acquire interests in the future, including the Cleveland, Red Fork, Caney, Mississippian and Arbuckle.

Conventional Resource Reservoirs—Hunton Formation

The Hunton Formation was deposited in a shelf carbonate environment and exhibits many of the characteristics associated with this type of environment, including but not limited to, coral reefs, major dolomitization, and hundreds of major and minor disconformities caused by sea level changes and Karst topography. The Hunton Formation is of Silurian-Devonian geological age and consists primarily of the Chimney Hill and Henryhouse subgroup. It varies in thickness from 0 to over 200 feet and can be mapped accurately from the thousands of subsurface penetrations over the last 90 years. It typically exhibits porosity that varies both vertically and laterally. Vertical permeability is generally poor owing to the many disconformities, but horizontal permeability and porosity is much greater and permeability in both directions is greatly enhanced due to many sets of naturally occurring fracture systems.

Golden Lane Field

As of June 30, 2012, our properties consisted of approximately 89,116 gross (31,554 net) acres leased or held by production with 215 gross (82.4 net) wells in production. Additionally, as of June 30, 2012, there were 127 gross (28.5 net) proved undeveloped drilling locations that target the Hunton Formation. The average cost per horizontal well drilled by the New Source Group in the Hunton Formation for the twelve months ended December 31, 2011 was $2.7 million (based upon 640-acre spacing), including drilling, completion, gathering, and infrastructure connection expenses.

The New Source Group began development of the Golden Lane field in 1999 and has drilled and completed 246 economic wells since the initial development, of which 206 were horizontal completions and 40 were vertical completions.

Average net daily production from our properties in the Golden Lane field was 3,169 Boe/d in the nine months ended September 30, 2012, which is comprised of 171 Bbl/d of oil, 6,242 Mcf/d of natural gas and 1,958 Bbl/d of natural gas liquids, all of which was produced from the Hunton Formation. At December 31, 2011, we held a working interest ranging from 21% to 87% (38% weighted average) in 215 gross (82.4 net) wells in the Golden Lane field. Additionally, as of June 30, 2012, we had identified 127 gross (28.5 net) proved undeveloped drilling locations on our Golden Lane acreage. These proved undeveloped drilling locations include 66 gross (20.7 net) proved undeveloped drilling infill drilling locations based on 320-acre spacing, while the remaining number of such proved undeveloped drilling locations are based on 320- to 640-acre spacing. During the six months ended June 30, 2012, the average cost to drill and complete these wells for the contract operator was $2.3 million.

Specialized Processes

We, through the New Source Group, use proven methods, mechanical assistance and other specialized processes to produce still-remaining reserves from conventional oil and liquids-rich resource plays previously deemed not prospective by others. Our success comes from understanding the reservoir characteristics and, in conjunction with the New Source Group, using the latest available drilling, completion, and production technology to create natural conductive flow paths that enable access to the hydrocarbons within. This advanced recovery technique makes it highly economic to produce from these reservoirs. Along with horizontal and directional drilling, high-volume, electric submersible pumps are used in our wells to reduce the hydrostatic pressure in the reservoir and pull water, gas and oil from source rock formations in a way that enables those formations to produce oil and liquids-rich natural gas. Specially designed separators installed on production pad sites separate out the water, natural gas and oil. The water is sent to permitted transportation and disposal facilities. The natural gas flows into a gathering system and then to processing plants, while the oil is transported to the nearest pipeline.

With the implementation of the New Source Group’s specialized processes, we have the ability to potentially develop a new class of large-scale reservoir systems. Other reservoirs with high water saturation have been identified in the regions in which we currently operate, and we believe they exist in many other areas in which hydrocarbons have customarily been produced. Large reservoirs previously thought to be too high in water saturation to produce potentially can be opened up to full—scale development involving the drilling and completion of hundreds of wells in a reservoir that can cover thousands of square miles.

Unlike typical oil and natural gas reservoirs, which show declining oil and gas production rates with time, this type of reservoir increases its oil and natural gas production rate over an initial period, and then, as the reservoir is depressurized, the wells assume a more typical decline curve.

Our conventional resource plays

The type of conventional resource play on which we focus is a high water saturation hydrocarbon reservoir that demonstrates characteristics of both a conventional reservoir and a resource play. The reservoir is typically made of carbonate or deltaic sand deposits. In these reservoirs, the porosity and permeability are not well connected vertically in the formation, which restricts the movement of fluid vertically through the reservoir. However, these reservoirs have good horizontal permeability and porosity that usually extends over a large area. In addition, the permeability in both directions often is enhanced by numerous naturally occurring fracture systems.

These types of reservoirs are composed of hydrocarbon accumulations in strata that have “shows” of oil, but the reservoirs typically have been deemed not prospective by others due primarily to having water saturations of 35 to 99 percent. Although the reservoir is saturated with water, there often are significant hydrocarbons present and suspended within the reservoir by the hydrostatic pressure. Conventional resource reservoirs are located around and below the conventional reservoir, though they can exist independently. This zone is a continuous hydrocarbon system over a contiguous geographical area that can be very large. Conventional resource plays are regional in extent and exhibit low risk with consistent results and predictable EURs.

Development of our conventional resource plays

The New Source Group’s technical staff has developed geologic and engineering expertise in the areas of production phase identification, well design for horizontal drilling, strategic submersible pump placement, and product separation with disposal processes. We believe this experience helps us to understand the characteristics of, and obtain efficiencies in production from, the conventional resource plays on which we focus.

EURs in conventional resource reservoirs can be calculated within a reasonable degree of certainty. This has been demonstrated through historical success of the New Source Group and validated by the New Source Group’s independent engineering firms. The New Source Group uses mapping and seismic workstation capabilities to manage large volumes of digital data to correlate key reservoir parameters. This allows the technical staff to process large volumes of geological and geophysical data including cores, well tests, log suites on wells, seismic, and surface variables which in turn provides us with an optimal view and analysis of critical data and minimizes misinterpretations of information.

Resource recovery relies upon exploitation of the reservoir through development versus exploration. This allows production utilizing the following steps:

•	understanding the reservoir characteristics through complete geological analysis, extensive log analysis, core sampling where appropriate, geophysical review and economic review;

•

optimally drilling the reservoir by using multiple horizontal legs to maximize exposure to the reservoir and optimize conductive flow paths to the wellbore, and drilling four 640-acre sections from one well pad; and

•

harvesting fluids from the reservoir by pre-installing surface infrastructure, separating the fluids into oil, condensate, natural gas liquids, natural gas, and water, and maximizing recovery through well placement to optimize the effect of wells working in concert.

The majority of the hydrocarbons remain locked in the reservoir for up to six months after a well is completed and brought online. During this time fluids in the naturally occurring fractures are vacated utilizing electric submersible pumps, allowing the hydrostatic pressure in the reservoir to be lowered, which in turn enables the hydrocarbons to expand and vacate the pores in which they are trapped. It is at this time that peak production rates, which can average over 200 Boe per day, are observed and sustained for periods typically in excess of twelve months. During the latter stages of the well life, the electric submersible pumps are replaced with beam pumps that are less expensive to operate and maintain, resulting in additional cost efficiencies.

As the formation is depressurized, the Btu content of the hydrocarbon production stream increases. Over the life of the well this creates greater volumes of condensate and NGLs per Boe produced.

The decline of saltwater volumes produced is similar to the decline of hydrocarbon production following the peak production period. This reduces operating costs over time, in turn extending the economic life of the well and maximizing the hydrocarbon recovery from the reservoir.

Our method of hydrocarbon production from conventional resource reservoirs is predicated on evaluating the optimal way to create laminar flow from the reservoir. By establishing an appropriate flow rate, the reservoir pressure drops to a point that allows for the maximum release of hydrocarbons in place. The New Source Group historically has been successful with infill drilling based on its evaluation of appropriate wellbore placement in order to create the best flow rates for reservoir drainage. In conjunction with the New Source Group, we will continuously evaluate our drilling program to select the types and spacing of wells to be drilled in order to optimize our flow rates and maximize the recovery of hydrocarbons from the Hunton reservoir. Based on our analysis to date, as of June 30, 2012, we have identified 127 gross (28.5 net) proved undeveloped drilling locations for prospective development.

Forced pooling process

Under Oklahoma law, if a party proposes to drill the initial well to a particular formation in a specific drilling and spacing unit but cannot obtain the agreement of all other oil and natural gas interest holders and other leaseholders within the unit as to how the unit should be developed, the party may commence a “forced pooling” process. In a forced pooling action, which is common in Oklahoma, the proposed operator files an application for a pooling order with the Oklahoma Corporation Commission and names all other persons with the right to drill the unit as respondents. The proposed operator is required to demonstrate in an administrative proceeding that it has made a good faith effort to bargain with all of the respondents prior to filing its application. The fair market value of the mineral interests in the unit is determined in the administrative proceeding by reference to market transactions involving nearby oil and natural gas rights, especially what has been paid for mineral leases in the particular drilling and spacing unit and the immediately surrounding drilling and spacing units.

Assuming the application is granted and a forced pooling order is granted, the respondents then have 20 days to elect either to participate in the proposed well or accept fair market value for their interest, usually in the form of a cash payment, an overriding royalty, or some combination, based on the fair market value established and approved through the administrative hearing. The pooling order usually also addresses the time frame for drilling the well and provides for the manner in which future wells within the unit may be drilled. The applicant for the pooling order is ordinarily designated as the operator of the wells subject to the pooling order.

The availability of forced pooling means that it normally is difficult for a small number of owners to block or delay the drilling of a particular well proposed by another interest holder. Exploration and production companies in Oklahoma often negotiate to lease as much of the mineral interests in a particular area as are readily available at acceptable rates, and then use the forced pooling process to proceed with the desired development of the well. In this manner, through the efforts of the New Source Group, we have the ability to expand into and develop areas near our existing acreage even if we are unable to lease all of the mineral interests in those areas.

The New Source Group’s experience has been that very few other interest owners elect to participate in the drilling of new wells in our area of operations. The New Source Group has drilled a total of 78 wells over the three years ended December 31, 2011 in the areas of mutual interest defined by the Golden Lane Participation Agreement through successful forced pooling efforts. On average, the collective working interest of third party owners of mineral rights in these drilling units who have elected to participate in these wells (excluding participation by the other parties to the Golden Lane Participation Agreement) has been less than 1%. We believe this is attributable primarily to a disinclination on the part of such third party owners to bear their share of the costs of the proposed well. Assuming this trend continues, we expect we will be able to use the forced pooling process to increase our relative working interest in wells in which we elect to participate, which would lead to a proportionate increase in our share of the production and reserves associated with any such well. For this reason and assuming a well in which we participate is successfully drilled and completed on a particular proved undeveloped drilling location, we believe our proved developed reserves associated with such well likely will exceed the proved undeveloped reserves previously estimated to relate to our interest in such proved undeveloped drilling location.

Proved Undeveloped Reserves

As of June 30, 2012, our proved undeveloped reserves were 6.0 MMBoe. All proved undeveloped locations are scheduled to be spud within the next five years and are located in the Hunton Formation in the Golden Lane field. While we are not the operator and thus not in full control of the development and operation of our properties, we believe a reasonable certainty of economic recovery exists for our proved undeveloped reserves based on the development agreement we will enter into with the New Source Group at the closing of this offering. Pursuant to a development agreement we will enter into at the closing of this offering, the New Source Group will have control over our drilling program and the sole right to determine which wells are drilled based on our annual drilling budget that will be determined and periodically updated by our general partner. For a description of our development agreement, please see “—Material Definitive Agreements—Development Agreement.”

Our eventual net leasehold position and working interests in our proved undeveloped properties will be determined through pooling and spacing procedures. For a discussion regarding additional working interests we may obtain through forced pooling, see “—Specialized Processes—Forced pooling process.”

The following table presents changes applicable to the proved undeveloped reserves on our properties during the six months ended June 30, 2012 (in MBoe):

Proved undeveloped reserves as of December 31, 2011	6,408.2
Revisions(1)	(1,311.2)
Acquisition of reserves	—
Extensions and discoveries	1,768.0
Conversion to proved developed reserves	(827.9)

Proved undeveloped reserves as of June 30, 2012	6,037.1

(1)	The revisions in proved reserves for the six months ended June 30, 2012 were due to a reduction in the peak rate of our proved undeveloped type curve based on an updated analysis of production performance, which resulted in a 20% downward adjustment to the estimated ultimate recovery of our proved undeveloped reserves.

During the six months ended June 30, 2012, we developed approximately 13% of the proved undeveloped reserves attributable to our properties as of December 31, 2011 through the drilling of 7 gross (2.3 net) development wells at an aggregate net capital cost of approximately $5.1 million.

Independent Reserve Engineers

The proved reserves estimates as of June 30, 2012 included in this prospectus have been independently prepared by Ralph E. Davis Associates, Inc., which was founded in 1924 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-1529. Within Ralph E. Davis Associates, Inc., the technical person primarily responsible for preparing the estimates shown herein was its president, Allen C. Barron. Mr. Barron has been practicing consulting petroleum engineering at Ralph E. Davis Associates, Inc. since 1993. Mr. Barron is a Registered Professional Engineer in the State of Texas (License No. 49284) and has over 40 years of practical experience in petroleum engineering, with over 30 years’ experience in the estimation and evaluation of reserves. He graduated from the University of Houston in 1968 with a Bachelors of Science in Chemical and Petroleum Engineering. Mr. Barron meets or exceeds the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

Technology Used to Establish Proved Reserves

As referred to in this prospectus, proved reserves are those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil and/or natural gas actually recovered will equal or exceed the estimate. Reasonable certainty can be established using techniques that have been proved effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

To establish reasonable certainty with respect to our estimated proved reserves, our independent reserves engineering firm employed technologies that have been demonstrated to yield results with consistency and repeatability. The technologies and economic data used in the estimation of our proved reserves include, but are not limited to, electrical logs, radioactivity logs, core analyses, geologic maps and available downhole and production data, 3-D seismic data and well test data. Reserves attributable to producing wells with sufficient production history were estimated using appropriate decline curves or other performance relationships. Reserves attributable to producing wells with limited production history and for undeveloped locations were estimated using performance from analogous wells in the surrounding area and geologic data to assess the reservoir continuity. These wells were considered to be analogous based on production performance from the same formation and completion using similar techniques. In addition to assessing reservoir continuity, geologic data from well logs, core analyses and 3-D seismic data were used to estimate original oil and natural gas in place in certain areas.

Internal Controls over Reserves Estimation Process

Our management team works closely with our independent reserve engineers to ensure the integrity, accuracy and timeliness of data furnished to our independent reserve engineers in their reserves estimation process. Carol T. Bryant, our senior engineer, is the technical person within our company primarily responsible both for overseeing the preparation of our reserves estimates and for overseeing the reserves audit conducted by our third party petroleum engineer. Ms. Bryant has over 30 years of industry experience and has evaluated numerous properties throughout the United States with an emphasis on light oil and natural gas liquids, heavy oil, conventional and unconventional reservoirs, operations, reservoir development and property evaluation. Ms. Bryant holds a Petroleum Engineering degree from the University of Tulsa, which she received in 1980. For further information regarding Ms. Bryant’s qualifications, please see “Management.”

Our management team plans to meet with representatives of our independent reserve engineers periodically throughout the year to review properties and discuss methods and assumptions used in preparation of the proved reserves estimates. Historically, we have had no formal committee specifically designated to review our reserves reporting and our reserves estimation process, and our reserve report was reviewed by our senior geologist and senior engineer with representatives of our independent reserve engineers and internal technical staff.

Operating Data

	Years Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2012
Oil:
Production (Bbls)	74,908	68,071	48,770	46,931
Average sales price (per Bbl), excluding derivatives	$58.59	$75.45	$92.04	$93.14

Natural Gas:
Production (Mcf)	2,611,060	2,376,592	2,378,232	1,710,243
Average sales price (per Mcf), excluding derivatives	$2.92	$3.96	$3.66	$2.44

Natural Gas Liquids:
Production (Bbl)	646,814	658,293	720,615	536,356
Average sales price (per Bbl), excluding derivatives	$28.97	$39.36	$45.87	$33.37

	Years Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2012

Oil Equivalents:
Production (Boe)(1)	1,156,899	1,122,463	1,165,757	868,328
Average equivalent price (per Boe)	$26.58	$36.04	$39.68	$30.46
Average daily production (Boe/d)	3,170	3,075	3,194	3,169
Average production costs (per Boe)(2)	$6.78	$6.81	$6.76	$5.52
Average production taxes (per Boe)	$1.03	$2.56	$1.85	$0.95

(1)	Determined using the ratio of 6 Mcf gas to 1 Bbl of crude oil.
(2)	Includes lease operating expense and workover expense.

Principal Customers

Our principal products are crude oil, natural gas liquids and natural gas, which are marketed and sold primarily to purchasers that have access to nearby pipeline facilities, refineries or other markets. Typically, crude oil is sold at the wellhead at field-posted prices, and natural gas liquids and natural gas are sold both (i) under contract at negotiated prices based upon factors normally considered in the industry (such as distance from well to pipeline, pressure, and quality) and (ii) at spot prices.

We rely on our midstream partners for the transportation, marketing, sales and account reporting for all production. The New Source Group is responsible for the marketing and sales of all production to regional purchasers of petroleum products, and we evaluate the creditworthiness of those purchasers periodically. Although historically all of the natural gas, natural gas liquids and crude oil produced from our Golden Lane field properties have been sold to a limited number of purchasers, we believe that we would be able to secure replacement purchasers if any of these purchasers were unable to continue to purchase the natural gas and crude oil produced at our properties.

Natural Gas Liquids and Natural Gas Sales/Customers: New Dominion has previously dedicated all natural gas liquids and natural gas produced and sold from wells it operates in the Golden Lane field to Scissortail Energy, LLC, a subsidiary of Copano Energy (“Scissortail”), pursuant to a long-term gas sales contract entered into on May 1, 2005, between a member of the New Source Group and Scissortail. As part of the consideration for our long-term gas dedication, Scissortail constructed and owns a gas processing plant in Paden, Oklahoma, where the gas from the Golden Lane field is processed. None of these purchasers is affiliated in any way with us or any of the other entities controlled by Mr. Chernicky.

Crude Oil Sales/Customers: The crude oil produced from our properties is sold to third-party marketing companies, presently United Petroleum Purchasing Company. These contracts are presently for terms of six months or less, which is customary for oil sales contracts. During the year ended December 31, 2011, 100% of total oil production from our properties in the Golden Lane field was sold to United Petroleum Purchasing Company, which is not affiliated in any way with us or any of the other entities controlled by Mr. Chernicky.

Productive Wells

The following table sets forth the number of oil and natural gas wells in which we owned a working interest as of June 30, 2012.

	Crude Oil		Natural Gas		Total
	Gross	Net	Gross	Net	Gross	Net
Golden Lane	10.0	4.5	205	77.9	215	82.4

The following table sets forth the number of producing horizontal and vertical completions in which we own a working interest as of June 30, 2012.

	Horizontal		Vertical		Total
	Gross	Net	Gross	Net	Gross	Net
Golden Lane	187	64.1	28	18.3	215	82.4

Acreage

The following table sets forth certain information with respect to our developed and undeveloped acreage as of June 30, 2012.

	Undeveloped		Developed		Total
	Gross	Net	Gross	Net	Gross	Net
Golden Lane	6,796	2,323	82,320	29,231	89,116	31,554

The majority of our undeveloped acreage is subject to material near-term lease expiration risk. As of June 30, 2012, we held approximately 2,318 net acres for which the leases are scheduled to expire (unless a well is drilled and oil or natural gas is produced from the leasehold) on or prior to June 30, 2015, of which 926 net acres are scheduled to expire on or prior to June 30, 2013, 613 net acres are scheduled to expire between March 1, 2013 and June 30, 2014 and 779 net acres are scheduled to expire between July 1, 2014 and June 30, 2015. We intend, as ordinary course of business, to renew the aforementioned leases prior to expiration to avoid a reduction of our undeveloped acreage position. In addition, the impact of lease expirations may be mitigated through the benefit of the forced pooling process. Please read “Business and Properties—Specialized Processes—Forced pooling process.” As long as we maintain some amount of acreage in the section of the proposed proved undeveloped drilling location, we expect we will be able to use the forced pooling process to increase our relative working interest prior to the time the well is scheduled to be drilled, which would lead to a proportionate increase in our share of the production and reserves associated with any such well.

Drilling Activity

The following table describes the development wells drilled on our acreage by us during the years ended December 31, 2009, 2010 and 2011.

Year	Productive Wells		Dry Wells		Total
	Gross	Net	Gross	Net	Gross	Net
2009	21	6.7	—	—	21	6.7
2010	22	7.6	—	—	22	7.6
2011	22	8.3	—	—	22	8.3

We drilled no exploratory wells on our acreage during these three years.

Hedging Activity

New Source Energy has hedging arrangements in place covering 21% of our estimated production for the remaining three months of 2012 that will be contributed to us at the closing of this offering. The following table summarizes current hedging positions as of September 30, 2012:

	Volumes (Bbls)	Fixed Price per Bbl
Oil swaps:
2012	14,324	$92.60
2013	42,554	$93.05
2014	16,175	$90.20

	Volumes (Bbls)	Avg Price per Bbl	Range per Bbl
Liquid swaps:
2012	30,258	$41.47	$16.85 - $82.74
2013	90,851	$40.71	$16.54 - $81.59
2014	34,995	$39.39	$15.91 - $79.59

	Volumes (MMBtu)	Fixed Price per MMBtu
Natural gas swaps:
2012	160,483	$3.08
2013	443,515	$3.60

Material Definitive Agreements

Development Agreement

We will enter into a development agreement with the New Source Group at the closing of this offering with respect to the drilling of our proved undeveloped reserves that comprise a portion of the Partnership Properties. Pursuant to the development agreement, our general partner will, at least annually and likely more frequently, at its discretion, determine our drilling budget. New Source Energy will then have the sole right to determine which wells are drilled based on our drilling budget. As of June 30, 2012, the Partnership Properties included 6.0 MMBoe of estimated proved undeveloped reserves, and we had identified 127 gross (28.5 net) drilling locations for prospective development, of which 66 gross (20.7 net) are infill drilling locations.

Pursuant to the development agreement, during each of our fiscal years ending December 31, 2013 through December 31, 2016, we have agreed to pay New Source Energy an average of $8.2 million to drill certain of our proved undeveloped locations and maintain our producing wells. Both we and New Source Energy believe that, by spending approximately $8.2 million annually from 2013 through 2016, we will be able to maintain our producing wells and drill a number of wells sufficient to at least maintain our production at an average annual rate of 3,200 Boe/d through 2016.

While we have committed to spending an average of $8.2 million annually from 2013 through 2016 pursuant to the development agreement, we intend to spend additional amounts in order to grow our production over time through drilling additional proved undeveloped properties, increasing our working interests in wells through forced pooling and acquiring properties from both New Source Energy and third parties. While we do not currently have an acquisition budget, nor do we assume forced pooling in our reserve reports, our reserve report assumes that we will spend an average of approximately $8.2 million annually from 2013 through 2016 on the development of our proved undeveloped properties and any maintenance of our producing wells, resulting in a production estimate for the year ending December 31, 2016 of 3,242 Boe/d.

Finally, beginning with the first quarter of 2014 and continuing through the fourth quarter of 2016, if our average production declines below 3,200 Boe/d for any preceding four quarter period, then holders of our subordinated units will not be entitled to receive the quarterly distributions otherwise payable on our subordinated units for such quarter. We expect that any funds not distributed to holders of our subordinated units will be reserved by the board of directors of our general partner for use in growing our production.

Omnibus Agreement

Prior to the closing of this offering, we and our general partner will enter into an omnibus agreement with the New Source Group, pursuant to which, among other things, the New Source Group will provide management and administrative services for us and our general partner. Following the closing of this offering, we will be responsible for the costs of any equity-based compensation awarded to our management or the board of directors of our general partner or transaction costs incurred in connection with any acquisition we complete during such period. From the closing of this offering through December 31, 2013, we will pay the New Source Group a quarterly fee of $675,000 for the provision of such services. After December 31, 2013, in lieu of the quarterly fee, our general partner will reimburse the New Source Group, on a quarterly basis, for the actual direct and indirect expenses it incurs in its performance under the omnibus agreement, and we will reimburse our general partner for such payments it makes to the New Source Group. The New Source Group will not be liable to us for its performance of, or failure to perform, services under this agreement unless there has been a final decision determining that the New Source Group acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

The omnibus agreement provides that we must indemnify the New Source Group for any liabilities incurred by the New Source Group attributable to the operating and administrative services provided to us under the agreement, other than liabilities resulting from the New Source Group’s bad faith or willful misconduct. In addition, the New Source Group must indemnify us for any liability we incur as a result of the New Source Group’s bad faith or willful misconduct in providing operating and administrative services under the omnibus agreement. The New Source Group may terminate the omnibus agreement in the event that it ceases to be our affiliate and may also terminate the omnibus agreement if we fail to pay amounts due under that agreement in accordance with its terms. The omnibus agreement may only be assigned by any party with all other parties’ consent.

New Revolving Credit Facility

For a description of the material terms of our new revolving credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—New Revolving Credit Facility.”

Title to Properties

Our properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens, including other mineral encumbrances and restrictions. We do not believe that any of these burdens materially interfere with our use of the properties in the operation of our business. We believe that we directly or beneficially have generally satisfactory title to or rights in all of our producing properties. As is customary in the oil and gas industry, neither we nor the New Source Group conduct material investigations of title at the time we acquire undeveloped properties. We and the New Source Group make title investigations and receive title opinions of local counsel, if at all, only before commencing drilling operations. We believe that we have satisfactory title to all of our other assets.

Regulation of the Oil and Natural Gas Industry

Our operations are substantially affected by federal, state and local laws and regulations. In particular, oil and natural gas production and related operations are, or have been, subject to price controls, taxes and numerous other laws and regulations. All of the jurisdictions in which we own or operate properties for oil and natural gas production have statutory provisions regulating the exploration for and production of oil and natural gas, including provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, sourcing and disposal of water used in the drilling and completion process, and the abandonment of wells. Our operations are also subject to various conservation laws and regulations. These include regulation of the size of drilling and spacing units or proration units, the number of wells which may be drilled in an area, and the unitization or pooling of oil and natural gas wells, as well as regulations that generally prohibit the venting or flaring of natural gas and that impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells.

The regulatory burden on the industry increases the cost of doing business and affects profitability. Failure to comply with applicable laws and regulations can result in substantial penalties. Furthermore, such laws and regulations are frequently amended or reinterpreted, and new proposals that affect the oil and natural gas industry are regularly considered by Congress, state governments, the Federal Energy Regulatory Commission (“FERC”), the EPA, the CFTC and the courts. We believe we are in substantial compliance with all applicable laws and regulations, and that continued substantial compliance with existing requirements will not have a material adverse effect on our financial position, cash flows or results of operations. We are not currently aware of any specific pending legislation or regulation that is reasonably likely to be enacted, or for which we cannot predict the likelihood of enactment, and that is reasonably likely to have a material effect on our financial position, cash flows or results of operations.

Regulation of transportation of oil

Sales of crude oil, condensate and natural gas liquids are not currently regulated and are made at negotiated prices. Nevertheless, Congress could reenact price controls in the future.

Our sales of crude oil are affected by the availability, terms and cost of transportation. Interstate transportation of oil by pipeline is regulated by FERC pursuant to the Interstate Commerce Act (the “ICA”), the Energy Policy Act of 1992 (“EPAct”) and the rules and regulations promulgated under those laws. The ICA and its implementing regulations require that tariff rates for interstate service on oil pipelines, including interstate pipelines that transport crude oil and refined products (collectively referred to as “petroleum pipelines”), be just and reasonable and non-discriminatory and that such rates and terms and conditions of service be filed with FERC. EPAct 1992 deemed certain interstate petroleum pipeline rates then in effect to be just and reasonable under the ICA, which are commonly referred to as “grandfathered rates.” Pursuant to EPAct 1992, FERC also adopted a generally applicable ratemaking methodology, which, as currently in effect, allows petroleum pipelines to change their rates provided they do not exceed prescribed ceiling levels that are tied to changes in the Producer Price Index for Finished Goods (“PPI”), plus 1.3%. For the five-year period beginning July 1, 2011, the index will be PPI plus 2.65%.

FERC has also established cost-of-service ratemaking, market-based rates, and settlement rates as alternatives to the indexing approach. A pipeline may file rates based on its cost-of-service if there is a substantial divergence between its actual costs of providing service and the rate resulting from application of the index. A pipeline may charge market-based rates if it establishes that it lacks significant market power in the affected markets. Further, a pipeline may establish rates through settlement with all current non-affiliated shippers. Shippers also may challenge rates before FERC.

Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, we believe that the regulation of oil transportation rates will not affect our operations in any way that is of material difference from those of our competitors who are similarly situated.

Further, interstate and intrastate common carrier oil pipelines must provide service on a non-discriminatory, common carrier basis. Under this standard, common carriers must offer service to all similarly situated shippers requesting service on the same terms and under the same rates. When oil pipelines operate at full capacity, access is governed by prorationing provisions set forth in the pipelines’ published tariffs. Accordingly, we believe that access to oil pipeline transportation services generally will be available to us to the same extent as to our similarly situated competitors.

Regulation of transportation and sales of natural gas

FERC regulates interstate natural gas transportation rates, and terms and conditions of service, which affect the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas. Since 1985, FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers on an open and non-discriminatory basis. FERC has stated that open access policies are necessary to improve the competitive structure of the interstate natural gas pipeline industry and to create a regulatory framework that will put natural gas sellers into more direct contractual relations with natural gas buyers by, among other things, unbundling the sale of natural gas from the sale of transportation and storage services. Beginning in 1992, FERC issued a series of orders, beginning with Order No. 636, to implement its open access policies. As a result, the interstate pipelines’ traditional role of providing the sale and transportation of natural gas as a single service has been eliminated and replaced by a structure under which pipelines provide transportation and storage service on an open access basis to others who buy and sell natural gas. Although FERC’s orders do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry.

In 2000, FERC issued Order No. 637 and subsequent orders, which imposed a number of additional reforms designed to enhance competition in natural gas markets. Among other things, Order No. 637 revised FERC’s pricing policy by waiving price ceilings for short-term released capacity for a two-year experimental period, and effected changes in FERC regulations relating to scheduling procedures, capacity segmentation, penalties, rights of first refusal and information reporting. FERC has now permanently lifted the ceiling on short-term releases and adopted regulations that facilitate the use of asset managers to manage pipeline capacity.

Gathering services, which occur upstream of jurisdictional transmission services, are regulated by the states onshore and in state waters. Although FERC has set forth a general test for determining whether facilities perform a nonjurisdictional gathering function or a jurisdictional transmission function, FERC’s determinations as to the classification of facilities is done on a case by case basis. To the extent that FERC issues an order which reclassifies transmission facilities as gathering facilities, and depending on the scope of that decision, our costs of getting gas to point of sale locations may increase. State regulation of natural gas gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements. Although such regulation has not generally been affirmatively applied by state agencies, natural gas gathering may receive greater regulatory scrutiny in the future.

Intrastate natural gas transportation and facilities are also subject to regulation by state regulatory agencies, and certain transportation services provided by intrastate pipelines are also regulated by FERC. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation in any states in which we operate and ship natural gas on an intrastate basis will not affect our operations in any way that is of material difference from those of our competitors. Like the regulation of interstate transportation rates, the regulation of intrastate transportation rates affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas.

Regulation of production

The production of oil and natural gas is subject to regulation under a wide range of local, state and federal statutes, rules, orders and regulations. Federal, state and local statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. Oklahoma, where all of our properties are presently located, and other states have regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum allowable rates of production from oil and natural gas wells, the regulation of well spacing, and plugging and abandonment of wells. The effect of these regulations is to limit the amount of oil and natural gas that we can produce from our wells and to limit the number of wells or the locations at which we can drill, although we can apply for exceptions to such regulations or to have reductions in well spacing. Moreover, most states, including Oklahoma, impose a production or severance tax with respect to the production and sale of oil, natural gas and natural gas liquids within their jurisdiction.

The failure to comply with these rules and regulations can result in substantial penalties. Our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect our operations.

Market transparency rules

In 2007, FERC took steps to enhance its market oversight and monitoring of the natural gas industry by issuing several rulemaking orders designed to promote gas price transparency and to prevent market manipulation. In December 2007, FERC issued a final rule on the annual natural gas transaction reporting requirements, as amended by subsequent orders on rehearing, or Order No. 704. Pursuant to Order No. 704, wholesale buyers and sellers of annual quantities of 2.2 million MMBtu or more of natural gas in the previous calendar year, including intrastate natural gas pipelines, natural gas gatherers, natural gas processors, natural gas marketers and natural gas producers, are required to report, by May 1 of each year, aggregate volumes of natural gas purchased or sold at wholesale in the prior calendar year to the extent such transactions utilize, contribute to, or may contribute to, the formation of price indices. Order No. 704 also requires market participants to indicate whether they report prices to any index publishers and, if so, whether their reporting complies with FERC’s policy statement on price reporting. Some of our operations may be required to comply with Order No. 704’s annual reporting requirements.

In 2008, the FERC issued Order No. 720, which increases the Internet posting obligations of interstate pipelines, and also requires “major non-interstate” pipelines (defined as pipelines that are not natural gas companies under the Natural Gas Act that deliver more than 50 million MMBtu annually and including gathering systems) to post on the Internet the daily volumes scheduled for each receipt and delivery point on their systems with a design capacity of 15,000 MMBtu per day or greater. Numerous parties requested modification or reconsideration of this rule. An order on rehearing, Order No. 720-A, was issued on January 21, 2010. In that order FERC reaffirmed its holding that it has jurisdiction over major non-interstate pipelines for the purpose of requiring public disclosure of information to enhance market transparency. Order No. 720-A also granted clarification regarding application of the rule. In October 2011, the Fifth U.S. Circuit Court of Appeals vacated the order with respect to major non-interstate pipelines.

In May 2010, the FERC issued Order No. 735, which requires intrastate pipelines providing transportation services under Section 311 of the Natural Gas Policy Act of 1978 and “Hinshaw” pipelines operating under Section 1(c) of the Natural Gas Act to report on a quarterly basis more detailed transportation and storage transaction information, including: rates charged by the pipeline under each contract; receipt and delivery points and zones or segments covered by each contract; the quantity of natural gas the shipper is entitled to transport, store, or deliver; the duration of the contract; and whether there is an affiliate relationship between the pipeline and the shipper. Order No. 735 further requires that such information must be supplied through a new electronic reporting system and will be posted on FERC’s website, and that such quarterly reports may not contain information redacted as privileged. The FERC promulgated this rule after determining that such transactional information would help shippers make more informed purchasing decisions and would improve the ability of both shippers and the FERC to monitor actual transactions for evidence of market power or undue discrimination. Order No. 735 also extends the Commission’s periodic review of the rates charged by the subject pipelines from three years to five years. In December 2010, the Commission issued Order No. 735-A. In Order No. 735-A, the Commission generally reaffirmed Order No. 735 requiring Section 311 and “Hinshaw” pipelines to report on a quarterly basis storage and transportation transactions containing specific information for each transaction, aggregated by contract anomalies. These regulations also require that pipeline operation and maintenance personnel meet certain qualifications and that pipeline operators develop comprehensive spill response plans. In January 2012, FERC revised the reporting requirements applicable to storage.

There have been recent initiatives to strengthen and expand pipeline safety regulations and to increase penalties for violations. New pipeline safety legislation requiring more stringent spill reporting and disclosure obligations has been introduced in the U.S. Congress and was passed by the U.S. House of Representatives in 2010, but was not voted on in the U.S. Senate. In December 2011, both Houses passed bipartisan legislation providing for more stringent oversight of pipelines and increased penalties for violations of safety rules. In addition, the Pipeline and Hazardous Materials Safety Administration announced an intention to strengthen its rules and recently promulgated new regulations extending safety rules to certain low pressure, small diameter pipelines in rural areas.

Air emissions

The Clean Air Act, as amended (“CAA”), and comparable state laws and regulations restrict the emission of air pollutants from many sources, including oil and gas operations, and impose various monitoring and reporting requirements. These laws and regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions. Obtaining permits has the potential to delay the development of oil and natural gas projects.

Climate change

The United States is a party to the United Nations Framework Convention on Climate Change, an international treaty focused on stabilizing greenhouse gas, or GHGs, concentrations in the atmosphere at a level that would prevent serious damage to the climate system. While neither the treaty itself, nor subsequent related conferences, have established an obligation for the U.S. to reduce its GHGs emissions by a set amount, it has put significant political pressure on the U.S. to take responsive action. Both houses of Congress have previously considered legislation to reduce emissions of GHGs. Any future federal laws, treaties or implemented regulations that may be adopted to address GHGs emissions could require us to incur increased operating costs and could adversely affect demand for the oil and natural gas we produce.

In addition, the EPA has begun to regulate GHGs emissions. In December 2009, the EPA published its finding that certain emissions of GHGs presented an endangerment to human health and the environment. These findings by the EPA allow the agency to proceed with the adoption and implementation of regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act. Consequently, the EPA is requiring a reduction in emissions of GHGs from new motor vehicles beginning with the 2012 model year. Furthermore, the EPA published a final rule on June 3, 2010 to address the permitting of GHGs emissions from stationary sources under the Prevention of Significant Deterioration and Title V permitting programs. This rule “tailors” these permitting programs to apply to certain stationary sources of GHGs emissions, such as power plants and oil refineries, in a multi-step process, with the largest sources first subject to permitting. Facilities required to obtain PSD permits for their GHGs emissions will be required to meet emissions limits that are based on the “best available control technology,” which will be established by the permitting agencies on a case-by-case basis. Starting in January 2011, stationary sources that are already obtaining a Clean Air Act permit for other pollutants must include GHGs in their permits if they emit at least 75,000 tons of these emissions a year. In July 2012, the rule expands to include all new facilities that emit at least 100,000 tons of GHGs per year.

In addition, in October 2009, the EPA issued a final rule requiring the reporting of GHGs from specified large GHG emission sources beginning in 2011 for emissions in 2010.

On November 30, 2010, the EPA published a final rule expanding the existing GHGs monitoring and reporting rule to include certain large onshore and offshore oil and gas production facilities and onshore oil and natural gas processing, transmission, storage and distribution facilities. Reporting of GHGs emissions from such facilities will be required on an annual basis, with reporting beginning in 2012 for emissions occurring in 2011. Several of the EPA’s GHGs rules are being challenged in court proceedings and depending on the outcome of such proceedings, such rules may be modified or rescinded or the EPA could develop new rules. The adoption and implementation of any regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations or could adversely affect demand for the oil and natural gas we produce.

Even if such legislation is not adopted at the national level, almost one-half of the states have begun taking actions to control and/or reduce emissions of greenhouse gases, primarily through the planned development of GHGs emission inventories and/or regional GHGs cap and trade programs. Although most of the state-level initiatives to date have focused on large sources of GHGs emissions, such as coal-fired electric plants, it is possible that smaller sources of emissions could become subject to GHGs emission limitations or allowance purchase requirements in the future. Any one of these climate change regulatory and legislative initiatives could have a material adverse effect on our business, financial condition and results of operations.

Legislation or regulations that may be adopted to address climate change could also affect the markets for our products by making our products more or less desirable than competing sources of energy. To the extent that our products are competing with higher GHG emitting energy sources such as coal, our products would become more desirable in the market with more stringent limitations on GHG emissions. To the extent that our products are competing with lower GHG emitting energy sources such as solar and wind, our products would become less desirable in the market with more stringent limitations on GHG emissions. We cannot predict with any certainty at this time how these possibilities may affect our operations.

Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events. If any such effects were to occur, they could adversely affect or delay demand for oil or natural gas or otherwise cause us to incur significant costs in preparing for or responding to those effects.

Spills and discharges

Our operations are subject to Oklahoma Corporation Commission requirements, including regulations for responding to and remediating spills. Furthermore, our facilities maintain Spill, Prevention, Control and Countermeasure (“SPCC”) Plans that set out measures for oil spill prevention, preparedness, and responses in accordance with the Federal Water Pollution Control Act, as amended, which also is known as the Clean Water Act (“CWA”).

The CWA and analogous state laws impose restrictions and controls regarding the discharge of pollutants into waters of the United States. Pursuant to the CWA and analogous state laws, permits must be obtained to discharge pollutants into state waters or waters of the U.S. Any such discharge of pollutants into regulated waters must be performed in accordance with the terms of the permit issued by the EPA or the analogous state agency. The CWA and regulations implemented thereunder also prohibit the discharge of dredge and fill material into regulated waters, including jurisdictional wetlands, unless authorized by an appropriately issued permit. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties as well as other enforcement mechanisms for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.

Other laws

The Oil Pollution Act of 1990, as amended (“OPA”) establishes strict liability for owners and operators of facilities that are the site of a release of oil into waters of the U.S. The OPA and its associated regulations impose a variety of requirements on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills. A “responsible party” under the OPA includes owners and operators of certain onshore facilities from which a release may affect waters of the U.S. The OPA assigns liability to each responsible party for oil cleanup costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. Few defenses exist to the liability imposed by the OPA. The OPA imposes ongoing requirements on a responsible party, including the preparation of oil spill response plans and proof of financial responsibility to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill.

Employees

Currently, New Source Energy has 8 full-time employees working in support of the operation of the Partnership Properties. None of these employees is represented by a labor union or covered by any collective bargaining agreement. We believe that relations with these employees are satisfactory.

Legal Proceedings

From time to time, we are subject to legal proceedings and claims that arise in the ordinary course of business. Like other oil and gas producers and marketers, our operations are subject to extensive and rapidly changing federal and state environmental, health and safety and other laws and regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities.

New Dominion, New Source Energy’s contract operator and affiliate, has been named as a defendant in Mattingly v. Equal Energy, which was originally filed in Creek County District Court on August 16, 2010, was subsequently removed to the United States District Court for the Northern District of Oklahoma on September 8, 2010, but was remanded to state court on August 1, 2011. The plaintiffs have asserted claims individually and on behalf of a class of royalty owners alleging that the defendants, including New Dominion, breached certain duties owed to the plaintiffs arising from oil and gas leases between the plaintiffs and the defendants by allegedly deducting post-production costs in calculating the royalties paid to the plaintiffs under those leases and failing to credit the plaintiffs for all revenues, including those attributable to the sale of natural gas, natural gas liquids, condensate and drip. The plaintiffs seek damages in excess of $10,000, punitive damages, interest, costs and attorneys’ fees.

Although we have not been made a party to this litigation, it is possible that we may be joined to the litigation as a defendant due to our acquisition of the acquired assets and the future calculation of royalties paid to the plaintiffs in the litigation.

We are not a party to any other material pending or overtly threatened legal or governmental proceedings, other than proceedings and claims that arise in the ordinary course and are incidental to our business.

Insurance Matters

As is common in the oil and gas industry, we will not insure fully against all risks associated with our business either because such insurance is not available or because premium costs are considered prohibitive. A loss not fully covered by insurance could have a materially adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

Management of New Source Energy Partners L.P.

New Source Energy GP, LLC, our general partner, will manage our operations and activities on our behalf. Our general partner is owned 50% by New Source Energy, 25% by an entity controlled by Mr. Chernicky, the Chairman of our general partner, and 25% by an entity controlled by Mr. Kos, the President and Chief Executive Officer of our general partner. All of our executive management personnel are employees of the New Source Group, and will devote their time as needed to conduct our business and affairs.

Prior to the closing of this offering, we and our general partner will enter into an omnibus agreement with the New Source Group pursuant to which, among other things, the New Source Group will provide management and administrative services for us and our general partner. Following the closing of this offering, we will be responsible for the costs of any equity-based compensation awarded to our management or the board of directors of our general partner, and we will be responsible for transaction costs incurred in connection with any acquisition we complete during such period. From the closing of this offering through December 31, 2013, we will pay the New Source Group a quarterly fee of $675,000 for the provision of such services. After December 31, 2013, in lieu of the quarterly fee, our general partner will reimburse the New Source Group, on a quarterly basis, for the actual direct and indirect expenses it incurs in its performance under the omnibus agreement, and we will reimburse our general partner for such payments it makes to the New Source Group. The New Source Group will not be liable to us for its performance of, or failure to perform, services under this agreement unless there has been a final decision determining that the New Source Group acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.” The omnibus agreement provides that employees of the New Source Group (including the persons who are executive officers of our general partner) will devote such portion of their time as may be reasonable and necessary for the operation of our business. It is anticipated that certain of the executive officers of our general partner will devote significantly less than a majority of their time to our business for the foreseeable future.

Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. Unitholders will not be entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation. Our general partner owes a fiduciary duty to our unitholders. However, our partnership agreement contains provisions that reduce the fiduciary duties that our general partner owes to our unitholders. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.” Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, our general partner intends to cause us to incur indebtedness or other obligations that are nonrecourse to it. Except as described in “The Partnership Agreement—Limited Voting Rights,” and subject to its fiduciary duty to act in good faith, our general partner will have exclusive management power over our business and affairs.

Our general partner has a board of directors that oversees its management, operations and activities. Upon the closing of this offering, the board of directors of our general partner will have at least one member who is not an officer or employee of our general partner or its affiliates, and is otherwise independent, of the New Source Group, including our general partner. This director, to whom we refer as an independent director, must meet the independence standards established by the NYSE and SEC rules. Within one year of the closing of this offering, the board of directors of our general partner will have at least three independent directors to serve on the audit committee. The NYSE does not require a listed limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating and corporate governance committee.

At least one independent member of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board of directors believes may involve conflicts of interest and which it determines to submit to the conflicts committee for review. Pursuant to the regulations of the NYSE, the board of directors of our general partner will add a third independent director within one year of the closing of this offering, each of whom we expect to also serve on the conflicts committee. Under our partnership agreement, our conflicts committee has responsibility for (i) approving the board of directors of our general partner’s determination of the fair market value of our assets (other than our estimated oil and natural gas reserves and our commodity derivative contracts) in connection with the determination of our management incentive fee base; (ii) approving the amount of estimated maintenance capital expenditures deducted from operating surplus; and (iii) the approval of the allocation of capital expenditures between maintenance capital expenditures, investment capital expenditures and growth capital expenditures. Other than these enumerated responsibilities, our general partner may, but is not required to, seek approval from the conflicts committee of a resolution of a conflict of interest with our general partner or affiliates. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the NYSE Listed Company Manual and the Securities Exchange Act of 1934 to serve on an audit committee of a board of directors, and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders. Please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest.”

In addition, within one year of the closing of this offering, our general partner will have an audit committee of at least three directors who meet the independence and experience standards established by the NYSE Listed Company Manual and the Securities Exchange Act of 1934. The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee.

Generally, the executive officers of our general partner listed below will allocate their time between managing our business and affairs and the business and affairs of the New Source Group. The executive officers of our general partner may face a conflict regarding the allocation of their time between our business and the other business interests of the New Source Group. The New Source Group intends to cause the executive officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs although it is anticipated that the executive officers of our general partner will devote significantly less than a majority of their time to our business for the foreseeable future. We will also use a significant number of other employees of the New Source Group to operate our business and provide us with general and administrative services. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Board Leadership Structure and Role in Risk Oversight

Leadership of our general partner’s board of directors is vested in a Chairman of the Board. Although our Chief Executive Officer currently does not serve as Chairman of the board of directors of our general partner, we currently have no policy prohibiting our current or any future chief executive officer from serving as Chairman of the Board. The board of directors, in recognizing the importance of the board of directors having the ability to operate independently, determined that separating the roles of Chairman of the Board and Chief Executive Officer is advantageous for us and our unitholders. Our general partner’s board of directors has also determined that having the Chief Executive Officer serve as a director enhances understanding and communication between management and the board of directors, allows for better comprehension and evaluation of our operations, and ultimately improves the ability of the board of directors to perform its oversight role.

The management of enterprise-level risk may be defined as the process of identification, management and monitoring of events that present opportunities and risks with respect to the creation of value for our unitholders. The board of directors of our general partner has delegated to management the primary responsibility for enterprise-level risk management, while retaining responsibility for oversight of our executive officers in that regard. Our executive officers will offer an enterprise-level risk assessment to the board of directors at least once every year.

Directors and Executive Officers

The following table sets forth certain information regarding the current directors, director nominees and executive officers of our general partner. Directors are elected for one-year terms.

Name	Age	Position
David J. Chernicky	59	Chairman of the Board and Senior Geologist
Kristian B. Kos	35	Director, President and Chief Executive Officer
Richard D. Finley	62	Chief Financial Officer and Treasurer
Carol T. Bryant	55	Senior Engineer
Terry L. Toole	68	Director
V. Bruce Thompson	65	Director
Phil Albert	53	Director

Our general partner’s directors hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been elected and qualified. Officers serve at the discretion of the board of directors. In selecting and appointing directors to the board of directors, the owners of our general partner do not intend to apply a formal diversity policy or set of guidelines. However, when appointing new directors, the owners of our general partner will consider each individual director’s qualifications, skills, business experience and capacity to serve as a director, as described below for each director, and the diversity of these attributes for the board of directors as a whole.

David J. Chernicky—Chairman and Senior Geologist—David J. Chernicky was appointed Chairman of the Board and Senior Geologist of our general partner in October 2012. Mr. Chernicky has also served as the chairman of the board and senior geologist of New Source Energy since August 2011 and has more than 31 years of experience in the oil and gas industry. On July 1, 1998, Mr. Chernicky co-founded New Dominion, an oil and gas exploration and production company based in Tulsa, Oklahoma. Mr. Chernicky beneficially owns New Dominion and Scintilla. From April 2002 until his resignation on August 1, 2011, Mr. Chernicky served as the president and manager of Scintilla and New Dominion, overseeing those companies’ operations as a whole. Mr. Chernicky currently serves on the boards of various governmental bodies, including the Grand River Dam Authority (“GRDA”) and the Oklahoma Ordinance Works Authority. Prior to founding New Dominion, Mr. Chernicky was employed in 1979 as a geologist for Marathon Oil in Casper, Wyoming and later, from 1979 until 1983 as a geologist and geophysicist for Amoco Production in Denver, Colorado. Thereafter, Mr. Chernicky worked as an independent consulting geologist until founding New Dominion, LLC. Mr. Chernicky graduated from the University of Oklahoma in 1978 with a Bachelor of Science degree in exploration geophysics. We believe Mr. Chernicky’s extensive experience in the oil and gas industry, his leadership positions at other oil and gas companies, his reservoir engineering skills and his knowledge regarding our business and operations brings important experience and leadership to our company and the board of directors.

Kristian B. Kos—President and Chief Executive Officer—Kristian B. Kos was appointed President and Chief Executive Officer of our general partner in October 2012. Mr. Kos has also served as the president and chief executive officer and director of New Source Energy since July 2011 and has been involved in oil and gas and energy industries since 2005. From May 2010 through July 2011, Mr. Kos provided consulting services to New Dominion. In August 2006, Mr. Kos founded Deylau, LLC, a company focused on identifying, managing and financing oil and gas production companies, and served as its manager from August 2006 to July 2011. From

February 2006 to February 2007, Mr. Kos served as a Vice President at Diamondback Energy Services, where he was actively involved in identifying and executing growth strategies for that company, including acquisitions. From September 2005 to February 2006, Mr. Kos worked in a business-development role for Gulfport Energy. Prior to working in the oil and gas and energy sectors, Mr. Kos worked in the financial sector for hedge fund manager Wexford Capital LP. Mr. Kos currently serves as a director and, through Deylau, is the majority stockholder of Encompass Energy Services, Inc. Mr. Kos earned Bachelor of Arts and Master of Arts degrees in Economics and Philosophy from Trinity College, Dublin, Ireland in 1999. He also earned a Master of Philosophy degree in Economics from the University of Aix-Marseille, France in 2000. We believe Mr. Kos’s experience in the financial and oil and gas industries, his leadership positions at other oil and gas companies, and his knowledge regarding our business and operations provides important experience and leadership to our partnership and the board of directors.

Richard D. Finley—Chief Financial Officer and Treasurer—Richard D. Finley, C.P.A. was appointed Chief Financial Officer and Treasurer of our general partner in October 2012. Mr. Finley has also served as the chief financial officer and treasurer of New Source Energy since August 2011 and is a partner at Finley & Cook, PLLC, an Oklahoma certified public accounting firm. Promptly following the closing of this offering, Mr. Finley intends to transition out of his role as a partner at Finley & Cook, where he has worked since 1973, overseeing tax and accounting services within various industries and business environments. Mr. Finley has extensive experience with oil and gas exploration and production clients in general matters of accounting and taxation. Mr. Finley earned a Bachelor degree in accounting from Central State University, Edmond, Oklahoma, in 1973. He has been a Certified Public Accountant since 1975 and is a member of both the Oklahoma Society of Certified Public Accountants and the American Institute of Certified Public Accountants. He is also a Certified Valuation Analyst and a member of the National Association of Certified Valuation Analysts.

Carol T. Bryant—Senior Engineer—Carol T. Bryant was appointed Senior Engineer of our general partner in October 2012. Ms. Bryant has also served as the senior engineer for New Source Energy Corporation since August 2011. Prior to joining New Source Energy, Ms. Bryant was a consulting petroleum engineer for Pinnacle Energy Services from June 2008 to April 2011 where she prepared third party reserve and engineering reports for clients with assets in the Mid-Continent region. From April 2007 to May 2008, Ms. Bryant was the senior reservoir engineer for Windsor Energy Resources, LLC and Gulfport Energy/Grizzly Oil Sands, LLC, responsible for corporate reserve evaluation and database development, facilitating bank engineering reviews and investor reserve reporting. From May 2000 to April 2007, Ms. Bryant held various reservoir engineering positions with Chaparral Energy, LLC in Oklahoma City. She was the corporate reserve manager responsible for quarterly, year-end and special reporting requirements and facilitated third party and bank engineering reviews. She initiated organizational changes to meet the needs of a rapidly growing reserve base and in preparation to meet initial public offering reporting requirements and Sarbanes-Oxley compliance. As a senior reservoir engineer at Chaparral, Ms. Bryant developed geologic and reservoir simulation models to evaluate CO2 reserve potential for several Morrow CO2 floods in the Oklahoma and Texas panhandles. Prior to that, Ms. Bryant held positions as a production and reservoir engineer with various firms including Amoco Production Company in Denver, Colorado. Ms. Bryant graduated from the University of Tulsa in 1980 with a Bachelor of Science degree in Petroleum Engineering.

Terry L. Toole—Director—Terry L. Toole, C.P.A. was appointed to serve as a member of the board of directors of our general partner in October 2012. Mr. Toole has also served as a director of New Source Energy since January 2012. Mr. Toole retired as a partner of Finley & Cook, PLLC, on November 1, 2010, where he had been employed since 1976. He has significant accounting experience with companies in the oil and natural gas industry, including several publicly traded exploration and production companies and drilling funds. At the time of Mr. Toole’s retirement from Finley & Cook, he chaired the firm’s audit and oil and gas accounting departments. Mr. Toole received a Bachelor of Science degree in Business Administration (concentration in Economics) from Fort Hays State University in Hays, Kansas in 1966 and a Master’s degree in Business Administration (concentration in Accounting) in 1968 from West Texas A&M University in Canyon, Texas. He has been a Certified Public Accountant since 1970 and is a member of both the Oklahoma Society of Certified Public Accountants and the American Institute of Certified Public Accountants. We believe Mr. Toole’s expertise as a

Certified Public Accountant and his extensive knowledge relating to auditing and accounting matters pertinent to the oil and natural gas industry provide important experience to the board of directors.

V. Bruce Thompson—Director—Mr. V. Bruce Thompson was appointed to serve as a member of the board of directors of our general partner in October 2012. Mr. Thompson served as general counsel of New Source Energy from August 2011 to August 2012 and has served as secretary of New Source Energy since August 2011. Mr. Thompson also serves as President of The American Exploration & Production Council (AXPC), a Washington, D.C.-based trade association whose membership is composed of 31 of America’s leading independent oil and natural gas exploration and production companies, a position he has held since October 2008. From March 2007 to April 2008, Mr. Thompson served as senior vice president and general counsel of SandRidge Energy, Inc. (NYSE: SD). Additionally, from August 2003 to March 2007, Mr. Thompson served as senior counsel with Brownstein Hyatt Farber Schreck in the firm’s Washington, D.C. and Denver offices. Previously, Mr. Thompson served as senior vice president and general counsel of Forest Oil Corporation (NYSE: FST). Mr. Thompson also served as chief of staff for then Congressman, now U.S. Senator, James Inhofe. Mr. Thompson graduated from the University of Pennsylvania’s Wharton School of Business with a Bachelor of Science degree in Economics with an emphasis on corporate finance in 1969 and received his Juris Doctorate from the University of Tulsa’s College of Law in 1974. We believe Mr. Thompson’s previous experience as the general counsel of a public company provides him with a high level of technical expertise in reviewing transactions and agreements and addressing the myriad legal issues to be presented to the board of directors.

Phil Albert—Director—Mr. Albert was appointed to serve as a member of the board of directors of our general partner in October 2012. Mr. Albert joined New Dominion in 2005 as Executive Vice President. In this position, Mr. Albert oversees operations for New Dominion, including fiscal and budgetary policies, personnel management, and has complete responsibility for strategic initiatives and investments. Before joining New Dominion in 2005, he worked at JEM Engineering in Tulsa for 21 years, serving in many leadership positions, including Controller, Treasurer, and Chief Financial Officer and finally President and Chief Operating Officer. Previously, he was an accountant and auditor for the consulting firm of Peat Marwick Mitchell, now known as KPMG. In addition to his responsibilities at New Dominion, he serves as President of Pelco Structural, LLC., a manufacturer of infrastructure products in Claremore, Oklahoma. He is a graduate of Oklahoma Baptist University in 1981 with a magna cum laude degree in accounting. Mr. Albert currently serves as member on Claremore Chamber of Commerce Board. Mr. Albert is the brother-in-law of Mr. Chernicky. Mr. Albert’s knowledge relating to auditing and accounting matters pertinent to the oil and natural gas industry provides important experience to the board of directors.

Committees of the Board of Directors

Audit Committee

Rules implemented by the NYSE and SEC require our general partner to have an audit committee comprised of at least three directors who meet the independence and experience standards established by the NYSE and the Exchange Act. The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. The audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee.

Conflicts Committee

At least two members of the board of directors of our general partner will serve on our conflicts committee. The conflicts committee will determine if the resolution of any conflict of interest referred to it by our general partner is in the best interests of our partnership. Other than as set forth in the omnibus agreement, there is no requirement that our general partner seek the approval of the conflicts committee for the resolution of any conflict. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, may not hold an ownership interest in the general partner or its affiliates other than common units or awards under any long-term incentive plan, equity compensation plan or similar plan implemented by the general partner or the partnership, and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. Any matters approved by the conflicts committee in good faith will be deemed to be approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders. Any unitholder challenging any matter approved by the conflicts committee will have the burden of proving that the members of the conflicts committee did not believe that the matter was in the best interests of our partnership. Moreover, any acts taken or omitted to be taken in reliance upon the advice or opinions of experts such as legal counsel, accountants, appraisers, management consultants and investment bankers, where our general partner (or any members of the board of directors of our general partner including any member of the conflicts committee) reasonably believes the advice or opinion to be within such person’s professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation, and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Immediately prior to the closing of this offering, our general partner will enter into an omnibus agreement pursuant to which, among other things, the New Source Group will agree to provide the administrative, management, and acquisition advisory services that we believe are necessary to allow our general partner to manage, operate and grow our business, as well as the operating services that we believe are necessary to develop and operate our properties.

Executive Compensation

Compensation Discussion and Analysis

We and our general partner were formed in October 2012. We are a new subsidiary formed to hold the Partnership Properties, which previously comprised a portion of the assets of New Source Energy. As such, our general partner did not accrue any obligations with respect to executive compensation for its directors and executive officers for the fiscal year ended December 31, 2011, or for any periods prior to our formation date. Accordingly, we are not presenting any compensation for historical periods.

We will not directly employ any of the persons responsible for managing our business. All of the initial executive officers that will be responsible for managing our day to day affairs are also current officers of our parent New Source Energy, and therefore will have responsibilities for both us and New Source Energy after this offering. The individuals that are considered to be “named executive officers” at New Source Energy and which will also provide management services to us are as follows:

•	Kristian B. Kos—Chief Executive Officer and President

•	Richard D. Finley—Chief Financial Officer; and

•	David J. Chernicky—Senior Geologist

The executive officers of our general partner will be employed by New Source Energy and will manage the day-to-day affairs of our business. The executive officers intend to devote as much time to the management of our business as is necessary for the proper conduct of our business and affairs. The amount of time that each of our executive officers devotes to our business will be subject to change depending on our activities, the activities of New Source Energy, and any acquisitions or dispositions made by us or New Source Energy. Because the executive officers of our general partner are employees of New Source Energy, compensation other than the long-term incentive plan benefits described below will be determined and paid by New Source Energy, and reimbursed by us to the extent determined by our general partner and in accordance with any applicable terms within the omnibus agreement. For a detailed description of the reimbursement arrangements among us, our general partner, and New Source Energy relating to the executive officers and employees of our general partner and the employees of New Source Energy who provide services to us, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.” The executive officers of our general partner, as well as the employees of New Source Energy who provide services to us, may participate in employee benefit plans and arrangements sponsored by New Source Energy, including plans that may be established in the future. Aside from the long-term incentive plan described below, neither we nor our general partner have entered into any additional employment or benefit-related agreements with any of the individuals who provide executive officer services to us, and we do not anticipate entering into any such agreements in the near future.

Responsibility and authority for compensation-related decisions for executive officers and other personnel employed by our general partner, if any, will reside with our general partner. All determinations with respect to awards to be made under our long-term incentive plan to executive officers and other employees of our general partner and of New Source Energy will be made by the board of directors of our general partner, although our general partner’s board of directors may consult with New Source Energy when making such decisions.

Responsibility and authority for compensation-related decisions for executive officers and other personnel that are employed by New Source Energy will reside with New Source Energy. New Source Energy has the ultimate decision-making authority with respect to the total compensation of its employees, including the individuals that serve as our executive officers, and (subject to the terms of the omnibus agreement) with respect to the portion of that compensation that is allocated to us. Any such compensation decisions will not be subject to any approval by the board of directors of our general partner. Although we will bear an allocated portion of the costs of compensation and benefits provided to the New Source Energy employees who serve as the executive officers of our general partner, we will have no control over such costs. Each of these executive officers will continue to perform services for our general partner, as well as New Source Energy and its affiliates, after the closing of this offering. Other than awards that our general partner makes under our long-term incentive compensation plan, compensation paid by us in 2012 with respect to the executive officers of our general partner will reflect only the portion of compensation paid by New Source Energy that is allocated to us pursuant to New Source Energy’s allocation methodology and subject to the terms of the omnibus agreement.

Long-Term Incentive Plan

In connection with this offering, the board of directors of our general partner intends to adopt the New Source Energy Partners L.P. 2012 Long-Term Incentive Plan, or “LTIP,” for employees, officers, consultants and directors of our general partner and any of its affiliates, including New Source Energy, who perform services for us. The description of the LTIP set forth below is a summary of the material features of the plan. This summary, however, does not purport to be a complete description of all the provisions of the LTIP. This summary is qualified in its entirety by reference to the LTIP, a copy of which has been filed as an exhibit to this registration statement. The purpose of the LTIP is to provide a means to attract and retain individuals who will provide services to us by affording such individuals a means to acquire and maintain ownership of awards, the value of which is tied to the performance of our common units. The LTIP will provide grants of (1) restricted units (“Restricted Units”), (2) unit appreciation rights (“UARs”), (3) unit options (“Options”), (4) phantom units (“Phantom Units”), (5) unit awards (“Unit Awards”), (6) substitute awards, (7) other unit-based awards (“Unit-Based Awards”), (8) cash awards, (9) performance awards, and (10) distribution equivalent rights (“DERs”) (collectively referred to as “Awards”).

Upon the closing of this offering, the board of directors of our general partner anticipates that it will award Restricted Unit Awards to certain officers and directors of our general partner. We expect that the restricted period associated with these initial Restricted Units will expire at the end of the subordination period, at which time the holders will receive unrestricted common units, and the grantees will be entitled to receive quarterly distributions during any such restricted period. Other key employees and outside directors of our general partner, each of which are providing services to us, may also be granted awards pursuant to the LTIP from time to time following this offering; provided, however, our general partner’s board of directors has not made any final determination as to the number of Awards, the type of Awards or when the Awards would be granted. Aside from the initial Restricted Units that we expect to be granted to certain officers and directors of our general partner in connection with this offering, we anticipate that the vesting of our equity awards to officers and directors of our general partner will be tied to time-based as well as performance-based thresholds. However, incentive compensation in respect of services provided to us will not be tied in any material way to the performance of entities other than our partnership and its subsidiaries. Specifically, any performance metrics will not be tied to the performance of New Source Energy or any other members of the New Source Group.

Administration

The LTIP will be administered by the board of directors of our general partner or an alternative committee appointed by the board of directors of our general partner, which we refer to together as the “committee” for purposes of this summary. The committee will administer the LTIP pursuant to its terms and all applicable state, federal, or other rules or laws. The committee will have the power to determine to whom and when Awards will be granted, determine the amount of Awards (measured in cash or in shares of our common units), proscribe and interpret the terms and provisions of each Award agreement (the terms of which may vary), accelerate the vesting provisions associated with an Award, delegate duties under the LTIP, and execute all other responsibilities permitted or required under the LTIP. In the event that the committee is not comprised of “nonemployee directors” within the meaning of Rule 16b-3 under the Exchange Act, a subcommittee of two or more nonemployee directors will administer all Awards granted to individuals that are subject to Section 16 of the Exchange Act.

Securities to be Offered

The maximum aggregate number of shares of common units that may be issued pursuant to any and all Awards under the LTIP shall not exceed              common units, subject to adjustment due to recapitalization or reorganization, or related to forfeitures or the expiration of Awards, as provided under the LTIP.

If a common unit subject to any Award is not issued or transferred, or ceases to be issuable or transferable for any reason, including (but not exclusively) because units are withheld or surrendered in payment of taxes or any exercise or purchase price relating to an Award or because an Award is forfeited, terminated, expires unexercised, is settled in cash in lieu of common units or is otherwise terminated without a delivery of units, those common units will again be available for issue, transfer or exercise pursuant to Awards under the LTIP to the extent allowable by law. Common units to be delivered pursuant to awards under our LTIP may be common units acquired by our general partner in the open market, from any other person, directly from us or any combination of the foregoing.

Awards

Restricted Units. A Restricted Unit is a grant of a common unit subject to a risk of forfeiture, performance conditions, restrictions on transferability, and any other restrictions imposed by the committee in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the committee. The committee shall provide, in the Restricted Unit agreement, whether the Restricted Unit will be forfeited upon certain terminations of employment. Unless otherwise determined by the committee, a common unit distributed in connection with a unit split or unit dividend, and other property distributed as a dividend, will generally be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Unit with respect to which such common unit or other property has been distributed.

Options. Option Awards are options to acquire common units at a specified exercise price. The exercise price of each option granted under the LTIP will be stated in the Option agreement and may vary; provided, however, that, the exercise price for an Option must not be less than 100% of the fair market value per common unit as of the date of grant of the Option unless that Option is intended to otherwise comply with the requirements of Section 409A of the Internal Revenue Code (the “Code”). Options may be exercised in the manner and at such times as the committee determines for each Option, unless that Option is determined to be subject to Section 409A of the Code, where the Option will be subject to any necessary timing restrictions imposed by the Code or federal regulations. The committee will determine the methods and form of payment for the exercise price of an Option and the methods and forms in which common units will be delivered to a participant.

UARs. A UAR is the right to receive, in cash or in common units, as determined by the committee, an amount equal to the excess of the fair market value of one common unit on the date of exercise over the grant price of the UAR. The committee will be able to make grants of UARs and will determine the time or times at which a UAR may be exercised in whole or in part. The exercise price of each UAR granted under the LTIP will be stated in the UAR agreement and may vary; provided, however, that, the exercise price must not be less than 100% of the fair market value per common unit as of the date of grant of the UAR unless that UAR Award is intended to otherwise comply with the requirements of Section 409A of the Code.

Phantom Units. Phantom Units are rights to receive common units, cash, or a combination of both at the end of a specified period. The committee may subject Phantom Units to restrictions (which may include a risk of forfeiture) to be specified in the Phantom Unit agreement that may lapse at such times determined by the committee. Phantom Units may be satisfied by delivery of common units, cash equal to the fair market value of the specified number of common units covered by the Phantom Unit, or any combination thereof determined by the committee. Except as otherwise provided by the committee in the Phantom Unit agreement or otherwise, Phantom Units subject to forfeiture restrictions may be forfeited upon termination of a Participant’s employment prior to the end of the specified period. Cash dividend equivalents may be paid during or after the vesting period with respect to a Phantom Units, as determined by the committee.

Unit Awards. The committee will be authorized to grant common units that are not subject to restrictions. The committee may grant Unit Awards to any eligible person in such amounts as the committee, in its sole discretion, may select.

Substitute Awards. The LTIP will permit the grant of Awards in substitution for similar awards held by individuals who become employees or directors as a result of a merger, consolidation or acquisition by us, an affiliate of another entity or the assets of another entity. Such substitute Awards that are Options or UARs may have exercise prices less than 100% of the fair market value per common unit on the date of the substitution if such substitution complies with Section 409A of the Code and its regulations, and other applicable laws and exchange rules.

Unit-Based Awards. The LTIP will permit the grant of other Unit-Based Awards, which are Awards that may be based, in whole or in part, on the value or performance of a common unit or are denominated or payable in common units. Upon settlement, the Unit-Based Award may be paid in common units, cash or a combination thereof, as provided in the Award agreement.

Cash Awards. The LTIP will permit the grant of Awards denominated in and settled in cash. Cash Awards may be based, in whole or in part, on the value or performance of a common unit.

Performance Awards. The committee may condition the right to exercise or receive an Award under the LTIP, or may increase or decrease the amount payable with respect to an Award, based on the attainment of one or more performance conditions deemed appropriate by the committee.

DERs. The committee will be able to grant DERs in tandem with Awards under the LTIP (other than an award of Restricted Units or Unit Awards), or they may be granted alone. DERs entitle the participant to receive cash equal to the amount of any cash distributions made by us during the period the DER is outstanding. Payment of a DER issued in connection with another Award may be subject to the same vesting terms as the Award to which it relates or different vesting terms, in the discretion of the committee.

Miscellaneous

Tax Withholding. At our discretion, subject to conditions that the committee may impose, a participant’s minimum statutory tax withholding with respect to an Award may be satisfied by withholding from any payment related to an Award or by the withholding of common units issuable pursuant to the Award based on the fair market value of the common units.

Anti-Dilution Adjustments. If any “equity restructuring” event occurs that could result in an additional compensation expense under Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”) if adjustments to Awards with respect to such event were discretionary, the committee will equitably adjust the number and type of units covered by each outstanding Award and the terms and conditions of such Award to equitably reflect the restructuring event, and the committee will adjust the number and type of units with respect to which future Awards may be granted. With respect to a similar event that would not result in a FASB ASC Topic 718 accounting charge if adjustment to Awards were discretionary, the committee shall have complete discretion to adjust Awards in the manner it deems appropriate. In the event the committee makes any adjustment in accordance with the foregoing provisions, a corresponding and proportionate adjustment shall be made with respect to the maximum number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP. Furthermore, in the case of (i) a subdivision or consolidation of the common units (by reclassification, split or reverse split or otherwise), (ii) a recapitalization, reclassification or other change in our capital structure or (iii) any other reorganization, merger, combination, exchange or other relevant change in capitalization of our equity, then a corresponding and proportionate adjustment shall be made in accordance with the terms of the LTIP, as appropriate, with respect to the maximum number of units available under the LTIP, the number of units that may be acquired with respect to an Award, and, if applicable, the exercise price of an Award in order to prevent dilution or enlargement of Awards as a result of such events.

Change in Control. Upon a “change of control” (as defined in the LTIP), the committee may, in its discretion, (i) remove any forfeiture restrictions applicable to an Award, (ii) accelerate the time of exercisability or vesting of an Award, (iii) require Awards to be surrendered in exchange for a cash payment, (iv) cancel unvested Awards without payment or (v) make adjustments to Awards as the committee deems appropriate to reflect the change of control.

Termination of Employment or Service. The consequences of the termination of a grantee’s employment, consulting arrangement or membership on the board of directors will be determined by the committee in the terms of the relevant award agreement.

Director Compensation

Following the consummation of this offering, we expect our general partner to implement an annual compensation package for the initial non-employee directors valued at approximately $100,000, of which approximately 25% would be paid in the form of an annual cash retainer and the remaining 75% would be paid in a grant of Restricted Units. Of the grant of Restricted Units, our general partner currently expects that 40% of the Restricted Units subject to such grant would vest immediately, with the remaining 60% of such Restricted Units vesting in three equal installments on the first, second and third anniversaries of the date of grant. Our general partner currently expects to pay the audit committee chairman an annual amount of $             and the conflicts committee chairman an annual amount of $            . We currently expect our general partner to pay meeting fees to such directors in the amount of $             for each in-person board meeting, $             for each in-person committee meeting, $             for each telephonic board meeting and $             for each telephonic committee meeting.

Our non-employee directors will be reimbursed for their travel, lodging and other reasonable expenses incurred in attending meetings of the board of directors and committees of the board of directors.

Compensation Committee Interlocks and Insider Participation

As a limited partnership, we are not required by the NYSE to establish a compensation committee. Although the board of directors of our general partner does not currently intend to establish a compensation committee, it may do so in the future.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common and subordinated units that, upon the closing of this offering and the related transactions and assuming the underwriters do not exercise their option to purchase additional common units, will be owned by:

•	each person who then will beneficially own more than 5% of the then outstanding common units;

•	each director of our general partner;

•	each named executive officer of our general partner; and

•	all directors and named executive officers of our general partner as a group.

Name of Beneficial Owner(1)	Common Units to be Beneficially Owned	Percentage of Common Units to be Beneficially Owned		Subordinated Units to be Beneficially Owned	Percentage of Subordinated Units to be Beneficially Owned		Percentage of Total Common and Subordinated Units to be Beneficially Owned
New Source Energy Corporation			%			%		%
David J. Chernicky			%			%		%
Kristian B. Kos			%			%		%
Richard D. Finley			%			%		%
Terry L. Toole			%			%		%
V. Bruce Thompson			%			%		%
Phil Albert			%			%		%
All named executive officers and directors as a group (six persons)			%			%		%

(1)	The address for all beneficial owners in this table is 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102.
(2)	Our general partner, New Source Energy GP, LLC, will be owned 50% by New Source Energy and 25% by each of the David J. Chernicky Trust and Deylau, LLC, entities controlled by Mr. Chernicky and Mr. Kos, respectively. Mr. Chernicky and Mr. Kos are the Chairman of the Board of Directors and the President and Chief Executive Officer, respectively, of our general partner. Mr. Chernicky is also the Chairman and controlling shareholder of New Source Energy. Mr. Kos is the President and Chief Executive Officer of New Source Energy. As owners of our general partner, Messrs. Chernicky and Kos will share in distributions made by us with respect to units held by our general partner in proportion to their respective ownership interests. Messrs. Chernicky and Kos, by virtue of their ownership in our general partner, may be deemed to beneficially own the units held by our general partner. Messrs. Chernicky and Kos disclaim beneficial ownership of units held by our general partner in excess of their respective pecuniary interest in our general partner.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Upon the closing of this offering, assuming the underwriters do not exercise their option to purchase additional common units, New Source Energy and certain of its affiliates will control our general partner and own approximately     % of our outstanding common units and all of our subordinated units. New Source Energy owns 50% of the membership interests in our general partner, an entity controlled by Mr. Chernicky owns 25% of the membership interests in our general partner and an entity controlled by Mr. Kos owns the remaining 25% of the membership interests in our general partner. Our general partner will own a 2.0% general partner interest in us, evidenced by              general partner units, and all of our incentive distribution rights. These percentages do not reflect any common units that may be issued under the long-term incentive plan that our general partner expects to adopt prior to the closing of this offering.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, were not the result of arm’s-length negotiations.

Formation Stage

The consideration received by our general partner and New Source Energy prior to or in connection with this offering	•	common units;

•	subordinated units;

•	general partner units (or general partner units if the underwriters exercise their option to purchase additional common units in full);

•	all of our incentive distribution rights; and

•	approximately $ million in cash (based on the midpoint of the price range set forth on the cover page of this prospectus).

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions 98.0% to our unitholders, including New Source Energy as the holder of approximately % of our limited partner interests, pro rata and 2.0% to our general partner, assuming it makes any capital contributions necessary to maintain its 2.0% general partner interest in us. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to a maximum of 25.0% of the distributions above the highest target distribution level, including the general partner’s 2.0% general partner interest.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner would receive an annual distribution of less than

$ million on its general partner units and New Source Energy would receive an annual distribution of approximately $ million on its common units and subordinated units.

Payments to our general partner and its affiliates	Prior to the closing of this offering, we and our general partner will enter into an omnibus agreement with the New Source Group, pursuant to which, among other things, the New Source Group will provide management and administrative services for us and our general partner. Following the closing of this offering, we will be responsible for the costs of any equity-based compensation awarded to our management or the board of directors of our general partner, and we will be responsible for transaction costs incurred in connection with any acquisition we complete during such period. From the closing of this offering through December 31, 2013, we will pay the New Source Group a quarterly fee of $675,000 for the provision of such services. After December 31, 2013, in lieu of the quarterly fee, our general partner will reimburse the New Source Group, on a quarterly basis, for the actual direct and indirect expenses it incurs in its performance under the omnibus agreement, and we will reimburse our general partner for such payments it makes to the New Source Group. The New Source Group will not be liable to us for its performance of, or failure to perform, services under this agreement unless there has been a final decision determining that the New Source Group acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

Withdrawal or removal of our general partner	If our general partner is removed under circumstances where cause exists or withdraws where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the departing general partner’s general partner interest in us and the incentive distribution rights for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the departing general partner’s general partner interest in us and its incentive distribution rights for their fair market value or to convert such interests into common units.

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements Governing the Transactions

In connection with the closing of this offering, we, our general partner and its affiliates will enter into the various documents and agreements that will effect the transactions described in “Summary—Our Partnership Structure and Formation Transactions,” including the contribution of assets to, and the assumption of liabilities by, us and the application of the proceeds of this offering. These agreements have been negotiated among affiliated parties and, consequently, are not the result of arm’s-length negotiations. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets to us, will be paid from the proceeds of this offering or from amounts borrowed under our new revolving credit facility.

Development Agreement

We will enter into a development agreement with the New Source Group at the closing of this offering with respect to the drilling of our proved undeveloped reserves that comprise a portion of the Partnership Properties. Pursuant to the development agreement, our general partner will, at least annually and likely more frequently, at its discretion, determine our drilling budget. New Source Energy will then have the sole right to determine which wells are drilled based on our drilling budget. As of June 30, 2012, the Partnership Properties included 6.0 MMBoe of estimated proved undeveloped reserves, and we had identified 127 gross (28.5 net) drilling locations for prospective development, of which 66 gross (20.7 net) are infill drilling locations.

Pursuant to the development agreement, during each of our fiscal years ending December 31, 2013 through December 31, 2016, we have agreed to pay New Source Energy an average of $8.2 million to drill certain of our proved undeveloped locations and maintain our producing wells. Both we and New Source Energy believe that, by spending approximately $8.2 million annually from 2013 through 2016, we will be able to maintain our producing wells and drill a number of wells sufficient to at least maintain our production at an average annual rate of 3,200 Boe/d through 2016.

While we have committed to spending an average of $8.2 million annually from 2013 through 2016 pursuant to the development agreement, we intend to spend additional amounts in order to grow our production over time through drilling additional proved undeveloped properties, increasing our working interests in wells through forced pooling and acquiring properties from both New Source Energy and third parties. While we do not currently have an acquisition budget, nor do we assume forced pooling in our reserve reports, our reserve report assumes that we will spend an average of approximately $8.2 million annually from 2013 through 2016 on the development of our proved undeveloped properties and any maintenance of our producing wells, resulting in a production estimate for the year ending December 31, 2016 of 3,242 Boe/d.

Finally, beginning with the first quarter of 2014 and continuing through the fourth quarter of 2016, if our average production declines below 3,200 Boe/d for any preceding four quarter period, then holders of our subordinated units will not be entitled to receive the quarterly distributions otherwise payable on our subordinated units for such quarter. We expect that any funds not distributed to holders of our subordinated units will be reserved by the board of directors of our general partner for use in growing our production.

Omnibus Agreement

Prior to the closing of this offering, we and our general partner will enter into an omnibus agreement with the New Source Group, pursuant to which, among other things, the New Source Group will provide management and administrative services for us and our general partner. Following the closing of this offering, we will be responsible for the costs of any equity-based compensation awarded to our management or the board of directors of our general partner, and we will be responsible for transaction costs incurred in connection with any acquisition we complete during such period. From the closing of this offering through December 31, 2013, we will pay the New Source Group a quarterly fee of $675,000 for the provision of such services. After December 31, 2013, in lieu of the quarterly fee, our general partner will reimburse the New Source Group, on a quarterly basis, for the actual direct and indirect expenses it incurs in its performance under the omnibus agreement, and we will reimburse our general partner for such payments it makes to the New Source Group. The New Source Group will not be liable to us for its performance of, or failure to perform, services under this agreement unless there has been a final decision determining that the New Source Group acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

The omnibus agreement provides that we must indemnify the New Source Group for any liabilities incurred by the New Source Group attributable to the operating and administrative services provided to us under the agreement, other than liabilities resulting from the New Source Group’s bad faith or willful misconduct. In addition, the New Source Group must indemnify us for any liability we incur as a result of the New Source Group’s bad faith or willful misconduct in providing operating and administrative services under the omnibus agreement. The New Source Group may terminate the omnibus agreement in the event that it ceases to be our affiliate and may also terminate the omnibus agreement if we fail to pay amounts due under that agreement in accordance with its terms. The omnibus agreement may only be assigned by any party with all other parties’ consent.

Contribution, Conveyance and Assumption Agreement

In connection with the closing of this offering, we intend to enter into a contribution, conveyance and assumption agreement with New Source Energy that will effect, among other things, portions of the formation transactions, including the transfer of the Partnership Properties to us and the use of the net proceeds of this offering. All of the transaction expenses incurred in connection with these transactions will be paid from proceeds of this offering. We will hold title to the assets and interests acquired through these agreements and will enter into an omnibus agreement with the New Source Group related to these assets and interests as discussed above.

Director Indemnification Arrangements

We and our general partner will enter into indemnification agreements with our directors which will generally indemnify our directors to the fullest extent permitted by law. At the closing of this offering, our general partner will maintain director and officer liability insurance for the benefit of its directors and officers.

Relationships with Members of the New Source Group

New Source Energy has a right of first refusal to acquire up to 90% of Scintilla and New Dominion’s combined interest in all future oil and natural gas projects they pursue for 25 years (i.e., until August 12, 2036). As of March 1, 2012, Scintilla and New Dominion collectively held approximately 74,713 net acres in other formations above and below the Hunton Formation that we believe have reservoir profiles similar to our properties. If New Source Energy exercises its right of first refusal in full with respect to these interests as or after they are developed, New Source Energy could acquire as much as 67,241 net acres in these formations. Pursuant to New Source Energy’s right of first refusal agreement, New Source Energy has the right to acquire oil and natural gas projects from New Dominion and Scintilla at and after the point in time such properties are determined to have proved reserves of oil and natural gas. We believe our strategic partnership with the New Source Group enhances our ability to maintain or grow our production and expand our proved reserve base over time. In addition, this relationship provides us with significant influence over the rate of development of our long-lived, low cost asset base as compared to other traditional non-operators. It also provides us access to personnel with extensive technical expertise and industry relationships and perpetual access to existing infrastructure at what we believe are favorable rates.

Transactions with Promoters

Mr. Chernicky and Mr. Kos are each a promoter as a result of their role in organizing and founding the Partnership. Upon the closing of this offering Mr. Chernicky will own              common units and              subordinated units and Mr. Kos will own              common units and              subordinated units. In addition, the David J. Chernicky Trust and Deylau, LLC, entities controlled by Mr. Chernicky and Mr. Kos, respectively, will each own 25% of our general partner. As owners of our general partner, Messrs. Chernicky and Kos will share in distributions made by us with respect to units held by our general partner in proportion to their respective ownership interests. In addition, as a result of their ownership in us and in New Source Energy, Mr. Chernicky and Mr. Kos will retain an indirect ownership interest in the Partnership Properties.

Mr. Kos is the president and chief executive officer of New Source Energy. Mr. Chernicky is the principal stockholder, chairman and senior geologist of New Source Energy and also owns all of the membership interests in Scintilla. New Source Energy acquired substantially all of its assets from Scintilla in August 2011, including the Partnership Properties.

At the closing of this offering, New Source Energy will contribute to us (i) the Partnership Properties and (ii) the commodity derivative contracts described in “Summary—Our Hedging Strategy” in exchange for consideration in an amount equal to the net proceeds of this offering (together with our issuance to New Source Energy of common units and subordinated units). As a result, the valuation of and amount at which such assets will be acquired will be determined in part by the initial public offering price as well as the proportionate limited partner interest in the Partnership sold in the initial public offering and the amount of borrowings under our new revolving credit facility incurred at the closing of this offering.

Review, Approval or Ratification of Transactions with Related Persons

We expect that we will adopt a Code of Business Conduct and Ethics that will set forth our policies for the review, approval and ratification of transactions with related persons. Upon our adoption of a Code of Business Conduct and Ethics, a director would be expected to bring to the attention of the Chief Executive Officer or the board of directors of our general partner any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict will be addressed in accordance with New Source Energy’s and our general partner’s organizational documents and the provisions of our partnership agreement. The resolution may be determined by disinterested directors, our general partner’s board of directors, or the conflicts committee of our general partner’s board of directors.

Upon our adoption of a Code of Business Conduct and Ethics, any executive officer of our general partner will be required to avoid conflicts of interest unless approved by the board of directors.

The board of directors of our general partner will have a conflicts committee comprised of at least one independent director. Our general partner may, but is not required to, seek the approval of the conflicts committee in connection with future acquisitions from (or other transactions with) New Source Energy or any of its affiliates. In the case of any sale of equity or debt by us to New Source Energy or any of its affiliates, we anticipate that our practice will be to obtain the approval of the conflicts committee for the transaction. The conflicts committee will be entitled to hire its own financial and legal advisors in connection with any matters on which the board of directors of our general partner has sought the conflicts committee’s approval.

The New Source Group will be free to offer properties to us on terms it deems acceptable, and the board of directors of our general partner (or the conflicts committee) will be free to accept or reject any such offers, negotiating terms it deems acceptable to us. As a result, the board of directors of our general partner (or the conflicts committee) will decide, in its sole discretion, the appropriate value of any assets offered to us by the New Source Group. In so doing, we expect the board of directors (or the conflicts committee) will consider a number of factors in its determination of value, including, without limitation, production and reserve data, operating cost structure, current and projected cash flows, financing costs, the anticipated impact on distributions to our unitholders, production decline profile, commodity price outlook, reserve life, future drilling inventory and the weighting of the expected production between oil and natural gas.

We expect that the New Source Group will consider a number of the same factors considered by the board of directors of our general partner to determine the proposed price for any assets it may offer to us in future periods. In addition to these factors, given that New Source Energy will be our largest unitholder following the closing of this offering and through its interest in our incentive distribution rights, it may consider the potential positive impact on its underlying investment in us by offering properties to us at attractive purchase prices. Likewise, it may consider the potential negative impact on its underlying investment in us if we are unable to acquire additional assets on favorable terms, including the negotiated purchase price.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including members of the New Source Group) on the one hand, and us and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. In addition, many of the directors and officers of our general partner serve in similar capacities with New Source Energy. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us and our limited partners, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

As provided by our partnership agreement, conflicts of interest may be resolved by approval of a committee of the board of directors of our general partner comprised of independent directors, referred to as our conflicts committee. From time to time, the board of directors of our general partner may refer a potential conflict of interest to the conflicts committee. Our partnership agreement only requires that the conflicts committee have at least one member; accordingly, if any such matter is referred to the conflicts committee when our board of directors only has one independent director, then the conflicts committee will be comprised of that sole independent director. We intend for the conflicts committee to generally have at least two members; as a result, once the board of directors of our general partner has more than one independent director, we intend that at least two of those independent directors will serve on the conflicts committee. Because our partnership agreement only requires that the conflicts committee have at least one member, during any time that that the committee only has one member, that single member of the conflicts committee will be able to approve resolutions of conflicts of interest. It is possible that a single-member committee may not function as effectively as a multiple-member committee and, if we pursue a transaction with an affiliate while the conflicts committee has only one member, our limited partners will be deemed to have approved that transaction through the approval of that single-member committee, in the same manner as would have occurred had the committee consisted of more directors.

Our general partner may, but is not required to, seek approval from the conflicts committee of a resolution of a conflict of interest with our general partner or affiliates. If our general partner seeks approval from the conflicts committee, the conflicts committee will determine if the resolution of a conflict of interest with our general partner or its affiliates is fair and reasonable to us. Any matters approved by the conflicts committee in good faith will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders. If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third or fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to have an honest belief that he or she is acting in our best interest.

Conflicts of interest could arise in the situations described below, among others:

New Source Energy and other affiliates of our general partner will not be limited in their ability to compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets or businesses.

Our partnership agreement provides that the New Source Group is not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In addition, the New Source Group may acquire, develop or dispose of additional oil and natural gas properties or other assets in the future, without any obligation to offer us the opportunity to purchase or develop any of those assets.

Because New Source Energy controls our general partner and also is permitted to compete with us, New Source Energy could choose to acquire properties and pursue opportunities that would have been suitable for our partnership. In such a case, New Source Energy would have the benefit of any such opportunity instead of us.

The members of the New Source Group are established participants in the oil and natural gas industry, and each have resources greater than ours, which factors may make it more difficult for us to compete with them with respect to commercial activities as well as for potential acquisitions. As a result, competition from these affiliates could adversely impact our results of operations and cash available for distribution to our unitholders.

Neither our partnership agreement nor any other agreement requires New Source Energy to pursue a business strategy that favors us. The directors and officers of New Source Energy have a fiduciary duty to make decisions in the best interests of their respective equity holders, which may be contrary to our interests.

Because the officers and certain of the directors of our general partner are also officers and/or directors of New Source Energy, such officers and directors have fiduciary duties to New Source Energy that may cause them to pursue business strategies that disproportionately benefit New Source Energy, or which otherwise are not in our best interests.

Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to our general partner or any of its affiliates, including its officers, directors or New Source Energy. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Therefore, New Source Energy may compete with us for investment opportunities.

Our general partner is allowed to take into account the interests of parties other than us in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include our general partner’s limited call right, its registration rights, its determination whether or not to consent to any merger or consolidation involving us, and its decision to convert its incentive distribution rights into common units.

Many of the directors and all of the officers who have responsibility for our management have significant duties with, and will spend significant time serving, entities that compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

To maintain and increase our levels of production, we will need to acquire oil and gas properties. All of the officers of our general partner hold similar positions with New Source Energy, and many of the directors of our general partner, who are responsible for managing our general partner’s direction of our operations and acquisition activities, hold positions of responsibility with other entities that are in the business of identifying and acquiring oil and natural gas properties. For example, the members of the New Source Group are in the business of acquiring and developing oil and natural gas properties. Mr. Chernicky, the Chairman of our general partner, is the Chairman and a controlling shareholder of New Source Energy and also owns and controls New Dominion and Scintilla; Mr. Kos, the President and Chief Executive Officer of our general partner, has acted and has been compensated as a consultant of New Dominion. After the closing of this offering, officers of our general partner will continue to devote significant time to the business of New Source Energy. We cannot assure you that any conflicts that exist or may arise between us and our unitholders, on the one hand, and the New Source Group, on the other hand, will be resolved in our favor. The existing positions held by these directors and officers may give rise to fiduciary duties that are in conflict with the fiduciary duties they owe to us. These officers and directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present them to us. For additional discussion of our management’s business affiliations and the potential conflicts of interest of which our unitholders should be aware, please read “Business and Properties—Our Principal Business Relationships.”

Neither we nor our general partner have any employees and we will rely primarily on the employees of the New Source Group to manage our business. The management team of New Source Energy, which includes the individuals who will manage us, will also perform substantially similar services for its own assets and operations, and thus will not be solely focused on our business.

Neither we nor our general partner have any employees and we will rely primarily on the New Source Group to operate our assets. Upon the closing of this offering, we and our general partner will enter into an omnibus agreement with the New Source Group, pursuant to which, among other things, the New Source Group will agree to operate our assets, perform our drilling operations and provide other management and administrative services for us and our general partner.

The New Source Group will provide substantially similar services with respect to its own assets and operations. Because the New Source Group will be providing services to us that are substantially similar to those performed for its members, the New Source Group may not have sufficient human, technical and other resources to provide those services at a level that the New Source Group would be able to provide to us if it were solely focused on our business and operations. The New Source Group may make internal decisions on how to allocate its available resources and expertise that may not always be in our best interest compared to the interests of our affiliates. There is no requirement that the New Source Group favor us over itself in providing its services. If the employees of the New Source Group do not devote sufficient attention to the management and operation of our business, our financial results may suffer and our ability to make distributions to our unitholders may be reduced.

Our partnership agreement limits our general partner’s fiduciary duties to holders of our units and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty laws. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its right to reset the target distribution levels of its incentive distribution rights at higher levels and receive, in connection with this reset, common units, the exercise of its limited call right, the exercise of its rights to transfer or vote the units it owns, the exercise of its registration rights and its determination whether or not to consent to any merger or consolidation involving us or to any amendment to the partnership agreement;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith;

•

generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner acting in good faith and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be “fair and reasonable” to us, as determined by our general partner in good faith. In determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•

provides that in resolving conflicts of interest, it will be presumed that in making its decision our general partner’s board of directors or the conflicts committee of our general partner’s board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a unitholder will become bound by the provisions in the partnership agreement, including the provisions discussed above.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business, including, but not limited to, the following:

•

the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and unit appreciation rights relating to our securities;

•	the mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•

the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnerships, joint ventures, corporations, limited liability companies or other entities;

•

the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement further provides that in order for a determination by our general partner to be made in “good faith,” our general partner must have an honest belief that the determination is in our best interests. Please read “The Partnership Agreement—Limited Voting Rights” for information regarding matters that require unitholder approval.

Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership interests and the creation, reduction or increase of reserves, each of which can affect the amount of cash that is distributed to our unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the manner in which our business is operated;

•	the amount, nature and timing of asset purchases and sales;

•	the amount, nature and timing of our capital expenditures;

•	the amount of borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or a growth capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units. Additionally, following the closing of this offering, we will be responsible for the costs of any equity-based compensation awarded to our management or the board of directors of our general partner, and we will be responsible for transaction costs incurred in connection with any acquisition we complete during such period.

In addition, our general partner may use an amount, initially equal to $         million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights or enabling the expiration of the subordination period.

For example, if we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our operating subsidiaries.

Our general partner determines which costs incurred by it are reimbursable by us.

We will reimburse our general partner and its affiliates for costs incurred in managing and operating our business, including costs incurred in rendering staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith.

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with the New Source Group on our behalf. Similarly, agreements, contracts or arrangements between us and our general partner or members of the New Source Group will not be required to be negotiated on an arms-length basis, although, in some circumstances, our general partner may determine that the conflicts committee of our general partner may make a determination on our behalf with respect to one or more of these types of situations.

Our general partner will determine, in good faith, the terms of any of these transactions entered into after the sale of the common units offered in this offering.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner or its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner or its affiliates to enter into any contracts of this kind.

Our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units.

Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner is not bound by fiduciary duty restrictions in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement—Limited Call Right.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner or members of the New Source Group, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner or members of the New Source Group.

Our general partner and the owners of our general partner may be able to amend our partnership agreement without the approval of any other unitholder after the subordination period.

Our general partner has the discretion to propose amendments to our partnership agreement, certain of which may be made by our general partner without unitholder approval. Our partnership agreement generally may not be otherwise amended during the subordination period without the approval of a majority of our public common unitholders. However, after the subordination period has ended, our partnership agreement can be amended with the consent of our general partner and the approval of the holders of a majority of our outstanding common units (including common units held by New Source Energy). Upon the closing of this offering, New Source Energy and certain of its affiliates will own our general partner and will control the voting of an aggregate of approximately     % of our outstanding common units and all of our subordinated units. Assuming that New Source Energy retains a sufficient number of its common units and that we do not issue additional common units, our general partner and New Source Energy will have the ability to amend our partnership agreement without the approval of any other unitholder after the subordination period. Please read “The Partnership Agreement—Amendment of the Partnership Agreement.”

Our general partner intends to limit its liability regarding our obligations.

Our general partner will enter into contractual arrangements on our behalf and intends to limit its liability under such contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets. The partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself and New Source Energy for any services rendered to us. Our general partner may also enter into additional contractual arrangements with the New Source Group on our behalf. Neither the partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner, New Source Energy, New Dominion and Scintilla, on the other, are or will be the result of arm’s-length negotiations.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. The attorneys, independent accountants and others who perform services for us are selected by our general partner, or the conflicts committee of our general partner’s board of directors, and may also perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right (but not the obligation), at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (25%, assuming it has maintained its 2.0% general partner interest) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election. Following any reset election by our general partner, the minimum quarterly distribution will be reset to an amount equal to the average cash contribution per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right (if at all) to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels related to our general partner’s incentive distribution rights. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels.”

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict, eliminate or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner and members of the New Source Group to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors has fiduciary duties to manage our general partner in a manner beneficial to its owners, as well as to our unitholders. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable our general partner to take into consideration the interests of all parties involved in the proposed action, so long as the resolution is fair and reasonable to us. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to our common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest.

The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third-party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct, or in the case of a criminal matter, acted with the knowledge that such conduct was unlawful. This provision does not apply to federal securities laws claims.

Special Provisions Regarding Affiliate Transactions. Our partnership agreement generally provides that affiliate transactions and resolutions of conflicts of interest that are not approved by vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render our partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of other rights and privileges of limited partners under our partnership agreement, including limited voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

             will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates or to cover taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of their actions for their activities in that capacity, except for any liability due to any gross negligence or willful misconduct of the indemnitee.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units. A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing transfers of securities.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement as to be amended and restated prior to the closing of this offering is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•

with regard to distributions of available cash, please read “Our Cash Distribution Policy and Restrictions on Distributions” and “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income, taxable loss and other matters, please read “Material Tax Consequences.”

Organization and Duration

Our partnership was organized in October 2012 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose under our partnership agreement is to engage in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law. However, our general partner may not cause us to engage in any business activity that it determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the ownership, acquisition, exploitation and development of oil and natural gas properties and the ownership, acquisition and operation of related assets, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest. For a description of these cash distribution provisions, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.” Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest in us if we issue additional units. Our general partner’s 2.0% interest in us, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest. To maintain its 2.0% general partner interest in us, our general partner will be entitled to make capital contributions in the form of common units based on the then-current market value of the contributed common units.

Limited Voting Rights

The following is a summary of the unitholder vote required for each of the matters specified below.

Various matters require the approval of a “unit majority,” which means:

•

during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, each voting as a separate class; and

•	after the subordination period, the approval of a majority of the outstanding common units.

By virtue of the exclusion of those common units held by our general partner and its affiliates from the required vote, and by their ownership of all of the subordinated units, during the subordination period, our general partner and its affiliates do not have the ability to ensure passage of, but do have the ability to ensure defeat of, any amendment that requires a unit majority.

In voting their common units and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional units	No approval right. Please read “—Issuance of Additional Securities.”

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority, in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of our general partner	Prior to December 31, 2022, under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	Our general partner may transfer without a vote of our unitholders all, but not less than all, of its general partner interest in us to an affiliate or another person (other than an individual) in connection with its merger or consolidation with or into, or sale of all, or substantially all, of its assets, to such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third-party prior to September 30, 2022. Please read “—Transfer of General Partner Units.”

Transfer of incentive distribution rights	No approval rights. Please read “—Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval required. Please read “—Transfer of Ownership Interests in Our General Partner.”

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine,

shall be exclusively brought in the Court of Chancery of the State of Delaware, regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right, by our limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement

constituted “participation in the control” of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under Delaware law, to the same extent as our general partner. This liability would extend to persons who transact business with us and reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. Moreover, under the Delaware Act, a limited partnership may also not make a distribution to a partner upon the winding up of the limited partnership before liabilities of the limited partnership to creditors have been satisfied by payment or the making of reasonable provision for payment thereof. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

We currently conduct business in Oklahoma, and we or our operating subsidiaries may conduct business in other states in the future. Maintenance of our limited liability as a member of each of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which our operating subsidiaries conduct business, including qualifying our operating subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If it were determined that we were conducting business in any state without compliance with the applicable limited partnership statutes, or that the right or exercise of the right by our limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business, for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of our limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of our unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special limited voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries, if any, of equity securities, which may effectively rank senior to our common units.

If we issue additional units in the future, our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us. Our general partner’s 2.0% general partner interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest in us. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the aggregate percentage interest in us of our general partner and its affiliates, including such interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. To adopt a proposed amendment, other than the amendments discussed below under “—No Unitholder Approval,” our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of our limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon the closing of this offering, New Source Energy will own approximately     % of our outstanding common units and all of our subordinated units, representing an aggregate     % limited partner interest in us.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we, nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	a change in our fiscal year or taxable year and related changes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or the directors, officers, agents or trustees of our general partner from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•

any amendment necessary to require our limited partners to provide a statement, certification or other evidence to us regarding whether such limited partner is subject to United States federal income taxation on the income generated by us and to provide for the ability of our general partner to redeem the units of any limited partner who fails to provide such statement, certification or other evidence;

•

conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect our limited partners (or any particular class of limited partners) in any material respect;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of our limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our limited partners or result in our being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Any amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interest of us or our limited partners.

In addition, the partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or sale, exchange or other disposition of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without the approval of a unit majority. Finally, our general partner may consummate any merger, consolidation or conversion without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction will not result in a material amendment to our partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our units will be an identical unit of our partnership following the transaction, and the partnership securities to be issued do not exceed 20% of our outstanding partnership securities immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide our limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in us in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•

neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2022 without obtaining the approval of the holders of at least a majority of our outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2022, our general partner may withdraw as our general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw as our general partner without unitholder approval upon 90 days’ notice to our limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Units.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of our outstanding units may select a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a majority of our outstanding common units, excluding the common units held by the withdrawing general partner and its affiliates, agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units, including common units held by our general partner and its affiliates. The ownership of more than 33 1/3% of our outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the closing of this offering, New Source Energy will own approximately     % of our outstanding common units and 100% of our subordinated units representing an aggregate     % limited partner interest in us.

Our partnership agreement also provides that if our general partner is removed as our general partner without cause and no units held by our general partner and its affiliates are voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the departing general partner’s general partner interest and incentive distribution rights for a cash payment equal to the fair market value of that interest and those incentive distribution rights. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the departing general partner’s general partner interest and incentive distribution rights for their fair market value.

In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and incentive distribution rights will automatically convert into common units equal to the fair market value of that interest as determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Units

Except for the transfer by our general partner of all, but not less than all, of its general partner units to:

•	an affiliate of our general partner (other than an individual); or

•

another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner units to another person, prior to September 30, 2022, without the approval of the holders of at least a majority of our outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer common units or subordinated units to one or more persons without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Incentive Distribution Rights

Our general partner or any other holder of incentive distribution rights may transfer any or all of its incentive distribution rights without unitholder approval.

Transfer of Ownership Interests in Our General Partner

At any time, the owner of our general partner may sell or transfer all or part of its membership interest in our general partner to an affiliate or a third party without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change the management of our general partner. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses limited voting rights on all of its units. This loss of limited voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of our then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase is not less than the then-current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The federal income tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences—Disposition of Common Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. In the case of common units held by the general partner on behalf of non-citizen assignees, the general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting, if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special limited voting rights could be issued. Please read “—Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose limited voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of any common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described above under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. (This could occur, for example, if in the future we own interests in oil and natural gas leases on United States federal lands.) In order to avoid any cancellation or forfeiture, our general partner may require any limited partner or transferee to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in-kind upon our liquidation.

In addition, in such circumstance, we will have the right to acquire all (but not less than all) of the units held by such limited partner or non-citizen assignee. The purchase price for such units will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for such purchase, and such purchase price will be paid (in the sole discretion of our general partner) either in cash or by delivery of a promissory note. Any such promissory note will bear interest at the rate of 5% annually and will be payable in three equal annual installments of principal and accrued interest, commencing one year after the purchase date. Any such promissory note will also be unsecured and will be subordinated to the extent required by the terms of our other indebtedness.

Non-Taxpaying Assignees; Redemption

If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on our ability to operate our assets or generate revenues from our assets, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the units at their current market price held by any person whose tax status has or is reasonably likely to have a material adverse effect on our ability to operate our assets or generate revenues from our assets or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status.

A non-taxpaying assignee does not have the right to direct the voting of his units and may not receive distributions in-kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance covering liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation, and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Immediately prior to the closing of this offering, our general partner will enter into an omnibus agreement pursuant to which, among other things, the New Source Group will agree to provide the administrative, management, and acquisition advisory services that we believe are necessary to allow our general partner to manage, operate and grow our business, as well as the operating services that we believe are necessary to develop and operate our properties.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For financial reporting and tax purposes, our fiscal year end is December 31.

We will furnish or make available to record holders of common units, within 90 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also furnish or make available summary financial information within 45 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on the cooperation of our unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, obtain:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. In addition, our general partner and its affiliates have the right to include such securities in a registration by us or any other unitholder, subject to customary exceptions. These registration rights continue for two years following any withdrawal or removal of our general partner. In addition, we are restricted from granting any superior piggyback registration rights during this two-year period. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts. In connection with any registration of this kind, we will indemnify the unitholders participating in the registration and their officers, directors and controlling persons from and against specified liabilities, including under the Securities Act or any applicable state securities laws. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby, New Source Energy will hold an aggregate of              common units and              subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A unitholder who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell his common units under Rule 144 without regard to the rule’s public information requirements, volume limitations, manner of sale provisions and notice requirements.

Our partnership agreement does not restrict our ability to issue any partnership interests. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, our common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units or other partnership interests that they hold, which we refer to as registerable securities. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any registerable securities to require registration of such registerable securities and to include any such registerable securities in a registration by us of common units or other partnership interests, including common units or other partnership interests offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following the withdrawal or removal of our general partner. In connection with any registration of units held by our general partner or its affiliates, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts. Except as described below, our general partner and its affiliates may sell their common units or other partnership interests in private transactions at any time, subject to compliance with certain conditions and applicable laws.

We, our general partner and certain of its affiliates and the directors and executive officers of our general partner have agreed, subject to certain exceptions, not to sell any common units for a period of 180 days from the date of this prospectus. For a description of these lock-up provisions, please read “Underwriting.”

MATERIAL TAX CONSEQUENCES

This section summarizes the material federal income tax consequences that may be relevant to prospective unitholders and is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective unitholder to vary substantially from those described below. Unless the context otherwise requires, references in this section to “we” or “us” are references to New Source Energy Partners L.P. and its subsidiaries.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), who have the U.S. dollar as their functional currency and who hold units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships (including entities treated as partnerships for federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts, or IRAs, employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each unitholder to consult the unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from ownership or disposition of units.

We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or a court. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for units and the prices at which units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution. Furthermore, the tax consequences of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a unitholder whose units are the subject of a securities loan (e.g., a loan to a short seller to cover a short sale of units) (please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”); (4) whether percentage depletion will be available to a unitholder or the extent of the percentage depletion deduction available to any unitholder (please read “—Tax Treatment of Operations—Depletion Deductions”); and (5) whether the deduction related to U.S. production activities will be available to a unitholder or the extent of such deduction to any unitholder (please read “—Tax Treatment of Operations—Deduction for U.S. Production Activities”).

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for federal income tax purposes and, therefore, except as described below under “—Entity Level Taxation,” generally will not be liable for such taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if we make no cash distributions to the unitholder. Distributions we make to a unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed exceeds the unitholder’s adjusted tax basis in its units.

Section 7704 of the Code generally provides that publicly-traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly-traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes (1) income and gains derived from the exploration, development, mining or production, processing, refining, transportation, and marketing of any mineral or natural resource (such as the exploration and production of oil and natural gas), (2) interest (other than from a financial business), (3) dividends, (4) gains from the sale of real property and (5) gains from the sale or other disposition of capital assets held for the production of qualifying income. We estimate that approximately     % of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based upon factual representations made by us and our general partner regarding the composition of our income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(1)	Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes;

(2)	For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code; and

(3)	Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, natural gas or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our units. Any distribution made to a unitholder at a time we are treated as a corporation would be (1) a taxable dividend to the extent of our current or accumulated earnings and profits, then (2) a nontaxable return of capital to the extent of the unitholder’s tax basis in its units, and thereafter (3) taxable capital gain.

The remainder of this discussion assumes that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under the circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A unitholder’s tax basis in its units initially will be the amount paid for those units plus the unitholder’s share of our liabilities. That basis generally will be (1) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our liabilities, and (2) decreased, but not below zero, by the amount of all distributions, the unitholder’s share of our losses, and any decreases in its share of our liabilities.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of units in this offering who owns those units from the date of closing through the record date for distributions for the period ending December 31, 2015, will be allocated, on a cumulative basis, an amount of federal taxable income that will be     % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of taxable income to cash distributions to the common unitholders will increase. These estimates are based upon the assumption that earnings from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure that these estimates will prove to be correct, and our counsel has not opined on the accuracy of such estimates. The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could affect the value of units. For example, the ratio of taxable income to cash distributions to a purchaser of units in this offering would be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

(1)	the earnings from operations exceeds the amount required to make minimum quarterly distributions on all common units, yet we only distribute the minimum quarterly distribution on all units;

(2)	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering;

(3)	we drill fewer well locations than we anticipate or spend less than we anticipate in connection with our drilling and completion activities contemplated in our capital budget; or

(4)	legislation is enacted that limits or repeals certain U.S. federal income tax preferences currently available to oil and gas exploration and production companies (please read “—Tax Treatment of Operations—Oil and Natural Gas Taxation—Recent Legislative Developments”).

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder, unless such distributions exceed the unitholder’s tax basis in its units, in which case the unitholder generally will recognize gain taxable in the manner described below under “—Disposition of Units.”

Any reduction in a unitholder’s share of our liabilities will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units may decrease the unitholder’s share of our liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities (liabilities for which no partner bears the economic risk of loss) generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “—Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution as a result of the reallocation of our liabilities described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for a portion of the non-pro rata distribution. This deemed exchange generally will result in the unitholder’s recognition of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

A unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (1) the unitholder’s tax basis in its units, and (2) in the case of a unitholder that is an individual, estate, trust or certain types of closely-held corporations, the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a unitholder or recaptured as a result of the basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used.

In addition to the basis and at risk limitations, a passive activity loss limitation generally limits the deductibility of losses incurred by individuals, estates, trusts, some closely-held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only passive income generated by us. Passive losses that exceed a unitholder’s share of passive income we generate may be deducted in full when the unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive loss rules generally are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” generally is limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

(1)	interest on indebtedness allocable to property held for investment;

(2)	interest expense allocated against portfolio income; and

(3)	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent allocable against portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Net investment income generally does not include qualified dividend income or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly-traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder or our general partner, we are authorized to treat the payment as a distribution of cash to the relevant unitholder or general partner. Where the tax is payable on behalf of all unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, we are authorized to treat the payment as a distribution to all current unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated amongst our unitholders in accordance with their percentage interests in us. If we have a net loss, our items of income, gain, loss and deduction will be allocated first among our unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and thereafter to our general partner. At any time that distributions are made with respect to common units and not with respect to subordinated units, or that incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of such distributions.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units (a “Book-Tax Disparity”). In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

Treatment of Securities Loans

A unitholder whose units are loaned (for example, a loan to “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (1) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder, and (2) any cash distributions received by the unitholder as to those units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its units. Unitholders desiring to assure their status as partners and avoid the risk of income recognition from a loan of their units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 35% and 15%, respectively. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

A 3.8% Medicare tax on certain investment income earned by individuals, estates, and trusts will apply for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder’s net investment income from all investments, or (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if married filing separately) or $200,000 (if the unitholder is unmarried). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income, or (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We will make the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchasers of our units under Section 743(b) of the Code. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values and bases of our assets at the time of the relevant purchase, and the adjustment will reflect the purchase price paid. The Section 743(b) adjustment does not apply to a person who purchases units directly from us.

The IRS may challenge the positions we adopt with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation, to goodwill or to nondepreciable assets. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering generally will be borne by our partners holding interests in us prior to this offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

The costs we incur in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses.

Oil and Natural Gas Taxation

Depletion Deductions. Subject to the limitations on deductibility of losses discussed above (please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses”), unitholders will be entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to our oil and natural gas interests. Although the Code requires each unitholder to compute his own depletion allowance and maintain records of his share of the adjusted tax basis of the underlying property for depletion and other purposes, we intend to furnish each of our unitholders with information relating to this computation for federal income tax purposes. Each unitholder, however, remains responsible for calculating his own depletion allowance and maintaining records of his share of the adjusted tax basis of the underlying property for depletion and other purposes.

Percentage depletion is generally available with respect to unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, natural gas, or derivative contracts or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the unitholder from the property for each taxable year, computed without the depletion allowance. A unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the unitholder’s average net daily production of domestic crude oil, or the natural gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between oil and natural gas production, with 6,000 cubic feet of domestic natural gas production regarded as equivalent to one barrel of crude oil. The 1,000-barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited to 65% of a unitholder’s total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the unitholder’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is unlimited.

Unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (1) dividing the unitholder’s share of the adjusted tax basis in the underlying mineral property by the number of mineral units (barrels of oil and thousand cubic feet, or Mcf, of natural gas) remaining as of the beginning of the taxable year and (2) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the unitholder’s share of the total adjusted tax basis in the property.

All or a portion of any gain recognized by a unitholder as a result of either the disposition by us of some or all of our oil and natural gas interests or the disposition by the unitholder of some or all of his units may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the tax basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury Regulations relating to the availability and calculation of depletion deductions by the unitholders. Further, because depletion is required to be computed separately by each unitholder and not by our partnership, no assurance can be given, and counsel is unable to express any opinion, with respect to the availability or extent of percentage depletion deductions to the unitholders for any taxable year. Moreover, the availability of percentage depletion may be reduced or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read “—Recent Legislative Developments.” We encourage each prospective unitholder to consult his tax advisor to determine whether percentage depletion would be available to him.

Deductions for Intangible Drilling and Development Costs. We elect to currently deduct intangible drilling and development costs (IDCs). IDCs generally include our expenses for wages, fuel, repairs, hauling, supplies and other items that are incidental to, and necessary for, the drilling and preparation of wells for the production of oil, natural gas, or geothermal energy. The option to currently deduct IDCs applies only to those items that do not have a salvage value.

Although we will elect to currently deduct IDCs, each unitholder will have the option of either currently deducting IDCs or capitalizing all or part of the IDCs and amortizing them on a straight-line basis over a 60-month period, beginning with the taxable month in which the expenditure is made. If a unitholder makes the election to amortize the IDCs over a 60-month period, no IDC preference amount in respect of those IDCs will result for alternative minimum tax purposes.

Integrated oil companies must capitalize 30% of all their IDCs (other than IDCs paid or incurred with respect to oil and natural gas wells located outside of the United States) and amortize these IDCs over 60 months beginning in the month in which those costs are paid or incurred. If the taxpayer ceases to be an integrated oil company, it must continue to amortize those costs as long as it continues to own the property to which the IDCs relate. An “integrated oil company” is a taxpayer that has economic interests in oil or natural gas properties and also carries on substantial retailing or refining operations. An oil or natural gas producer is deemed to be a substantial retailer or refiner if it is subject to the rules disqualifying retailers and refiners from taking percentage depletion. To qualify as an “independent producer” that is not subject to these IDC deduction limits, a unitholder, either directly or indirectly through certain related parties, may not be involved in the refining of more than 75,000 barrels of oil (or the equivalent amount of natural gas) on average for any day during the taxable year or in the retail marketing of oil and natural gas products exceeding $5 million per year in the aggregate.

IDCs previously deducted that are allocable to property (directly or through ownership of an interest in a partnership) and that would have been included in the adjusted tax basis of the property had the IDC deduction not been taken are recaptured to the extent of any gain realized upon the disposition of the property or upon the disposition by a unitholder of interests in us. Recapture is generally determined at the unitholder level. Where only a portion of the recapture property is sold, any IDCs related to the entire property are recaptured to the extent of the gain realized on the portion of the property sold. In the case of a disposition of an undivided interest in a property, a proportionate amount of the IDCs with respect to the property is treated as allocable to the transferred undivided interest to the extent of any gain recognized. Please read “—Disposition of Units—Recognition of Gain or Loss.”

The election to currently deduct IDCs may be restricted or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read “—Recent Legislative Developments.”

Deduction for U.S. Production Activities. Subject to the limitations on the deductibility of losses discussed above and the limitations discussed below, unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to 9% of the lesser of (1) our qualified production activities income that is allocated to such unitholder or (2) the unitholder’s taxable income, but not to exceed 50% of such unitholder’s IRS Form W-2 wages for the taxable year allocable to domestic production gross receipts.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each unitholder will aggregate his share of the qualified production activities income allocated to him from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the tax basis rules, the at-risk rules or the passive activity loss rules. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at qualified production activities income for that taxable year. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our unitholders, and thus a unitholder’s ability to claim the Section 199 deduction may be limited.

A unitholder’s otherwise allowable Section 199 deduction for each taxable year is reduced by 3% of the least of (1) the oil related qualified production activities income of the taxpayer for the taxable year, (2) the qualified production activities income of the taxpayer for the taxable year, or (3) the taxpayer’s taxable income for the taxable year (determined without regard to any Section 199 deduction). For this purpose, the term “oil related qualified production activities income” means the qualified production activities income attributable to the production, refining, processing, transportation, or distribution of oil, gas, or any primary production thereof. We expect that most or all of our qualified production activities income will consist of oil related qualified production activities income.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and counsel is unable to express any opinion, as to the availability or extent of the Section 199 deduction to the unitholders. Moreover, the availability of Section 199 deductions may be reduced or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read “—Recent Legislative Developments.” Each prospective unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

Lease Acquisition Costs. The cost of acquiring oil and natural gas lease or similar property interests is a capital expenditure that must be recovered through depletion deductions if the lease is productive. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. Please read “—Tax Treatment of Operations—Depletion Deductions.”

Geophysical Costs. The cost of geophysical exploration incurred in connection with the exploration and development of oil and natural gas properties in the United States are deducted ratably over a 24-month period beginning on the date that such expense is paid or incurred. This 24-month period is extended to 7 years in the case of major integrated oil companies.

Operating and Administrative Costs. Amounts paid for operating a producing well are deductible as ordinary business expenses, as are administrative costs to the extent they constitute ordinary and necessary business expenses that are reasonable in amount.

Recent Legislative Developments. The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our units, may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Currently, one such legislative proposal would eliminate the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. Please read “—Taxation of the Partnership—Partnership Status.” Any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. Although we are unable to predict whether any of these changes, or other proposals, will ultimately be enacted, any such changes could negatively impact the value of an investment in our units.

Both the Obama Administration’s budget proposal for fiscal year 2013 and other recently introduced legislation include proposals that would, among other things, eliminate or reduce certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. These changes include, but are not limited to, (1) the repeal of the percentage depletion allowance for oil and natural gas properties, (2) the elimination of current deductions for intangible drilling and development costs and certain environmental clean-up costs, (3) the elimination of the deduction for certain domestic production activities, and (4) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could increase the taxable income allocable to our unitholders and negatively impact the value of an investment in our units.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

A unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis in the units sold. A unitholder’s amount realized generally will equal the sum of the cash or the fair market value of other property it receives plus its share of our liabilities with respect to such units. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, such as depreciation recapture. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and capital gain or loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

(1)	a short sale;

(2)	an offsetting notional principal contract; or

(3)	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferee

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly-traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury

Regulations that provide a safe harbor pursuant to which a publicly-traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the final Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses could be reallocated among our unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A unitholder who sells or purchases any of its units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker, who will satisfy such requirements.

Constructive Termination

We will be considered to have “constructively” terminated as a partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 generally would require that we file two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure the IRS may allow a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. Following a constructive termination, we would be required to make new tax elections, including a new election under Section 754 of the Code, and the termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination may either accelerate the application of, or subject us to, any tax legislation enacted before the termination that would not otherwise have been applied to us as a continuing as opposed to a terminating partnership.

Uniformity of Units

Because we cannot match transferors and transferees of units and other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units. These positions may include reducing the depreciation, amortization or loss deductions to which a unitholder would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to validity of such filing positions.

A unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders that are tax-exempt entities or non-U.S. persons should consult their tax advisors before investing in our units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of their ownership of our units. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly-traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A non-U.S. unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” part or all of a non-U.S. unitholder’s gain may be treated as effectively connected with that unitholder’s indirect U.S. trade or business constituted by its investment in us. Moreover, under the Foreign Investment in Real Property Tax Act, a non-U.S. unitholder generally will be subject to federal income tax upon the sale or disposition of a unit if (1) it owned (directly or constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (2) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. More than 50% of our assets may consist of U.S. real property interests. Therefore, non-U.S. unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to all of the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit our federal income tax information returns. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of the units. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability and may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments unrelated to our returns.

Publicly traded partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings of the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review may go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement on IRS form 8082 identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2)	a statement regarding whether the beneficial owner is:

(a)	a non-U.S. person;

(b)	a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c)	a tax-exempt entity;

(3)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(4)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

State, Local and Other Tax Considerations

In addition to federal income taxes, unitholders may be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future or in which the unitholder is a resident. We currently conduct business or own property only in Oklahoma. Moreover, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of its investment in us. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, or non-U.S. tax consequences of an investment in us. We strongly recommend that each prospective unitholder consult, and depend on, its own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all tax returns that may be required of it.

INVESTMENT IN NEW SOURCE ENERGY PARTNERS L.P. BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”). For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or individual retirement accounts or annuities (“IRAs”) established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Tax Consequences—Tax-Exempt Organizations and Other Investors”; and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that, with respect to the plan, are “parties in interest” under ERISA or “disqualified persons” under the Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code, ERISA and any other applicable Similar Laws.

The Department of Labor regulations provide guidance with respect to whether, in certain circumstances, the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets.” Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

•

the equity interests acquired by the employee benefit plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

•

the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above that are subject to ERISA and IRAs and other similar vehicles that are subject to Section 4975 of the Code.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in the first two bullet points above.

In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Code and other Similar Laws.

UNDERWRITING

Robert W. Baird & Co. Incorporated, Stifel, Nicolaus & Company, Incorporated, BMO Capital Markets Corp. and Oppenheimer & Co. Inc. are acting as book-running managers of the offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Underwriter	Number of Common Units
Robert W. Baird & Co. Incorporated
Stifel, Nicolaus & Company, Incorporated
BMO Capital Markets Corp.
Oppenheimer & Co. Inc.
Janney Montgomery Scott LLC
Stephens Inc.
Wunderlich Securities, Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the underwriters’ option to purchase additional common units described below) if they purchase any of the common units.

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $         per common unit. After the common units are released for sale to the public, if all the common units are not sold at the initial public offering price following a bona fide effort to do so, the underwriters may change the offering price and the other selling terms. The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

If the underwriters sell more common units than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering.

We, our general partner, certain of our general partner’s officers and directors, certain of our affiliates, and certain of their officers and directors have agreed that, subject to certain exceptions and for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Robert W. Baird & Co. Incorporated, except for certain exceptions, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common units or any securities convertible into or exercisable or exchangeable for common units, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, whether any such transaction described above is to be settled by delivery of common units or such other securities, in cash or otherwise.

Robert W. Baird & Co. Incorporated, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Robert W. Baird & Co. Incorporated does not have any present intention or any understandings, implicit or explicit, to release any of the common units or other securities subject to the lock-up agreements prior to the expiration of the lock-up period described above.

Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the common units was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

We intend to apply to list our common units on the NYSE under the symbol “NSLP.” The underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet NYSE distribution requirements for trading.

The following table shows the underwriting discount that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

Paid by New Source Energy Partners L.P.
	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay                      a structuring fee equal to 0.50% of the gross proceeds of this offering for the evaluation, analysis and structuring of our partnership.

New Source Energy will pay Robert W. Baird & Co. Incorporated a financial advisory fee of $         for services provided in connection with the formation and structuring of the partnership in a pre-offering context.

In connection with this offering, the underwriters may purchase and sell common units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional common units, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of common units than they are required to purchase in this offering.

•	“Covered” short sales are sales of common units in an amount up to the number of common units represented by the underwriters’ option to purchase additional common units.

•	“Naked” short sales are sales of common units in an amount in excess of the number of common units represented by the underwriters’ option to purchase additional common units.

•

Covering transactions involve purchases of common units either pursuant to the underwriters’ option to purchase additional common units or in the open market after the distribution has been completed in order to cover short positions.

•

To close a naked short position, the underwriters must purchase common units in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in this offering.

•

To close a covered short position, the underwriters must purchase common units in the open market after the distribution has been completed or must exercise the underwriters’ option to purchase additional common units. In determining the source of common units to close the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the underwriters’ option to purchase additional common units.

•	Stabilizing transactions involve bids to purchase common units so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that the expenses of the offering, not including the underwriting discount and structuring fee, will be approximately $         million, all of which will be paid by us.

If you purchase common units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Certain of the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking, investment banking and advisory services for us, New Source Energy and our respective affiliates from time to time in the ordinary course of their business for which they have received customary fees and reimbursement of expenses.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

Because the Financial Industry Regulatory Authority, Inc., or FINRA, views the common units offered hereby as interests in a direct participation program, there is no conflict of interest between us and the underwriters under Rule 5121 of the FINRA Rules and the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

We, our general partner and certain of our affiliates have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that relevant member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

We may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognised collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorised or otherwise approved. As an unregulated scheme, our common units cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(i) if we are a CIS and are marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii) otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii) in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute the common units in Germany. Consequently, the common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. The common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This offering of our common units does not constitute an offer to buy or the solicitation or an offer to sell the common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

The common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

VALIDITY OF THE COMMON UNITS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered by us will be passed upon for the underwriters by Crowe & Dunlevy, A Professional Corporation, Oklahoma City, Oklahoma.

EXPERTS

The historical carve-out financial statements of the Properties to be Contributed to New Source Energy Partners L.P. as of December 31, 2010 and 2011 and for the years then ended included in this prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of New Source Energy Partners L.P. as of October 2, 2012 (date of inception) included in this prospectus has been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

Our net proved oil and natural gas reserve estimates at July 1, 2012 are based on a reserve report prepared by Ralph E. Davis Associates, Inc., independent reserve engineers, and are included in this prospectus in reliance upon the authority of said firm as experts in these matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-l regarding the units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site on the Internet at http://www.sec.gov. The registration statement, of which this prospectus forms a part, can be downloaded from the SEC’s web site.

We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years. Additionally, we intend to file periodic reports with the SEC, as required by the Securities Exchange Act of 1934.

FORWARD-LOOKING STATEMENTS

The information discussed in this prospectus includes “forward-looking statements.” These forward-looking statements are identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could,” and similar terms and phrases. All statements, other than statements of historical facts, included herein concerning, among other things, planned capital expenditures, potential increases in oil and natural gas production, the number of anticipated wells to be drilled after the date hereof, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, among others:

•	our ability to replace oil and natural gas reserves;

•	declines or volatility in the prices we receive for our oil, natural gas and NGLs;

•	our financial position;

•	our ability to generate sufficient cash flow and liquidity from operations, borrowings or other sources to enable us to pay our obligations and maintain our non-operated acreage positions;

•	future capital requirements and uncertainty of obtaining additional funding on terms acceptable to us;

•

there are significant interlocking relationships between us and the New Source Group, and there can be no assurance that these interlocking relationships may not result in conflicts of interest and other risks to decision-making actions by our officers and directors in the future;

•	our ability to continue our working relationship with the New Source Group;

•	general economic conditions, whether internationally, nationally or in the regional and local market areas in which we do business;

•	economic downturns may adversely affect consumption of oil and natural gas by businesses and consumers;

•	the presence or recoverability of estimated oil and natural gas reserves and the actual future production rates and associated costs;

•	uncertainties associated with estimates of proved oil and natural gas reserves and various assumptions underlying such estimates;

•	our ability to successfully acquire additional working interests through the efforts of the New Source Group in forced pooling processes;

•

the requirement applicable to us upon becoming a public company to implement and assess periodically the effectiveness of our internal control over financial reporting and the substantial costs associated with doing so;

•	the impact of environmental, health and safety, and other governmental regulations and of current or pending legislation;

•	environmental risks;

•	geographical concentration of our operations;

•	constraints imposed on our business and operations by our new revolving credit facility and our ability to generate sufficient cash flows to repay our debt obligations;

•	availability of borrowings under our new revolving credit facility;

•	drilling and operating risks;

•	exploration and development risks;

•	competition in the oil and natural gas industry;

•	increases in the cost of drilling, completion and gas gathering or other costs of production and operations;

•	the inability of the New Source Group to successfully drill wells on our properties that produce oil or natural gas in commercially viable quantities;

•	failure to meet the proposed drilling schedule on our properties;

•	adverse variations from estimates of reserves, production, production prices and expenditure requirements, and our inability to replace our reserves through exploration and development activities;

•	drilling operations and adverse weather and environmental conditions;

•	limited control over non-operated properties;

•	reliance on a limited number of customers;

•	management’s ability to execute our plans to meet our goals;

•	our ability to retain key members of our management and key technical employees;

•	conflicts of interest with regard to our directors and executive officers;

•	access to adequate gathering systems and pipeline take-away capacity to execute our drilling program;

•	marketing and transportation constraints in the Hunton Formation in east-central Oklahoma;

•	our ability to sell the oil and natural gas we produce at market prices;

•	costs associated with perfecting title for mineral rights in some of our properties;

•	title defects to our properties and inability to retain our leases;

•	federal, state, and tribal regulations and laws;

•	our current level of indebtedness and the effect of any increase in our level of indebtedness;

•	risks relating to potential acquisitions and the integration of significant acquisitions;

•	volatility of oil, natural gas and NGL prices and the effect that lower prices may have on our net income and unitholders’ equity;

•	a decline in oil or natural gas production or oil, natural gas or NGL prices and the impact of general economic conditions on the demand for oil and natural gas and the availability of capital;

•	the effect of seasonal factors;

•	lack of availability of drilling rigs, equipment, supplies, insurance, personnel and oilfield services;

•	further sales or issuances of common units;

•	our lack of any trading history;

•	costs of purchasing electricity and disposing of saltwater;

•	continued hostilities in the Middle East and other sustained military campaigns or acts of terrorism or sabotage; and

•	other economic, competitive, governmental, legislative, regulatory, geopolitical and technological factors that may negatively impact our businesses, operations or pricing.

Finally, our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in “Risk Factors.” All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this paragraph and elsewhere in this prospectus and speak only as of the date of this prospectus. Other than as required under the securities laws, we do not assume a duty to update these forward-looking statements, whether as a result of new information, subsequent events or circumstances, changes in expectations or otherwise.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of New Source Energy Partners L.P.

Oklahoma City, Oklahoma

We have audited the accompanying carve-out balance sheets of the Properties to be Contributed to New Source Energy Partners L.P. (the “Partnership Properties”) as of December 31, 2010 and 2011, and the related carve-out statements of operations, parent net investment, and cash flows for the years then ended. These financial statements are the responsibility of the management of the Partnership Properties. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership Properties are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control over financial reporting of the Partnership Properties. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Partnership Properties are not a stand-alone entity. The carve-out financial statements of the Partnership Properties reflect the assets, liabilities, revenues, and expenses directly attributable to the Partnership Properties, as well as allocations deemed reasonable by management, to present the financial position, results of operations, and cash flows of the Partnership Properties and do not necessarily reflect the financial position, results of operations and cash flows had the Partnership Properties operated as a stand-alone entity during the periods presented and, accordingly, may not be indicative of the Partnership Properties’ future performance.

In our opinion, the carve-out financial statements referred to above present fairly, in all material respects, the financial position of the Partnership Properties as of December 31, 2010 and December 31, 2011, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Houston, Texas

October 17, 2012

Properties to be Contributed to New Source Energy Partners L.P.

Balance Sheets

(in thousands)

	As of December 31,		As of September 30,	Pro Forma (see Note 1) September 30,
	2010	2011	2012	2012
			(unaudited)
ASSETS
Current assets:
Oil and natural gas sales receivable	$6,122	$6,120	$5,125	$—	(b)
Oil and natural gas sales receivable—related parties	—	424	144	—	(b)
Derivative assets	938	1,134	—	—

Total current assets	7,060	7,678	5,269	—

Property and equipment:
Oil and natural gas properties, at cost, using full cost method:
Proved oil and natural gas properties	169,273	190,914	199,830	199,830
Prepaid drilling and completion costs	—	1,516	1,321	1,321
Accumulated depreciation, depletion, and amortization	(83,224)	(97,962)	(109,014)	(109,014)

Total property and equipment, net	86,049	94,468	92,137	92,137

Loan fees, net	1,050	2,046	1,658	1,658
Deferred offering costs	—	—	492	492
Derivative assets	380	628	—	—

Total assets	$94,539	$104,820	$99,556	$99,556

LIABILITIES AND PARENT NET INVESTMENT:
Current liabilities:
Accounts payable	$—	$284	$—	$—
Accounts payable—related parties	3,441	1,936	2,447		(b)
Accrued liabilities.	—	213	95	95
Accrued income taxes	—	172	219	—	(a)
Derivative obligations	1,468	1,471	142		(c)

Total current liabilities	$4,909	$4,076	$2,903
Long-term related party payables	—	594	363	363
Credit facility—long-term portion	60,000	68,500	68,000	68,000
Derivative obligations	1,199	1,489	168		(c)
Asset retirement obligation	857	1,411	1,524	1,524
Deferred tax liability	—	10,330	11,276	—	(a)

Total liabilities	66,965	86,400	84,234

Commitments and contingencies (See Note 10)
Parent net investment
Parent net investment	27,574	18,420	15,322		(b)

Total liabilities and parent net investment	$94,539	$104,820	$99,556	$	(b)

Footnotes reflect pro forma adjustments described in Note 1.

The accompanying notes are an integral part of these financial statements.

Properties to be Contributed to New Source Energy Partners L.P.

Statements of Operations

(in thousands, except per unit amounts)

	Year ended December 31,				Nine months ended September 30,
	2010	2011			2011	2012
					(unaudited)
REVENUES
Oil sales	$5,136		$4,489		$3,317		$4,371
Natural gas sales	9,409		8,713		6,786		4,177
Natural gas liquids sales	25,909		33,058		25,164		17,900

Total revenues	40,454		46,260		35,267		26,448

OPERATING COSTS AND EXPENSES
Oil and natural gas production expenses	7,639		7,875		6,161		4,789
Oil and natural gas production taxes	2,876		2,155		1,682		829
General and administrative	649		6,928		3,037		10,956
Depreciation, depletion, and amortization	14,909		14,738		10,767		11,052
Accretion expense	50		55		41		86

Total operating costs and expenses	26,123		31,751		21,688		27,712

Operating income (loss)	14,331		14,509		13,579		(1,264)
OTHER INCOME (EXPENSE)
Interest expense	(2,648)		(3,735)		(2,953)		(2,422)
Realized and unrealized gains (losses) from derivatives	(516)		(1,349)		1,463		6,866

Income before income taxes	11,167		9,425		12,089		3,180
Income tax expense	—		10,502		11,555		1,166

Net income (loss)	$11,167		$(1,077)		$534		$2,014

Pro forma (unaudited) (See Note 1)
Net income (loss)			$(1,077)				$2,014
Pro forma adjustments:
Depreciation, depletion and amortization			(829	)(d)			1,207	(d)
Income tax benefit			10,502	(a)			1,166	(a)

Pro forma net income			$8,596	(d)			$4,387	(d)

Pro forma earnings per common unit—basic and diluted
Pro forma net income per common unit		$		(d)		$		(d)

Footnotes reflect pro forma adjustments described in Note 1.

The accompanying notes are an integral part of these financial statements.

Properties to be Contributed to New Source Energy Partners L.P.

Statements of Parent Net Investment

(in thousands)

Parent net investment
BALANCE, January 1, 2010	$23,685
Net income	11,167
Distribution to parent	(7,278)

BALANCE, December 31, 2010	27,574
Net loss	(1,077)
Stock-based compensation	4,470
Distribution to parent	(12,547)

BALANCE, December 31, 2011	18,420
Net income (unaudited)	2,014
Stock-based compensation (unaudited)	7,405
Distribution to parent (unaudited)	(12,517)

BALANCE, September 30, 2012 (unaudited)	$15,322

The accompanying notes are an integral part of these financial statements.

Properties to be Contributed to New Source Energy Partners L.P.

Statements of Cash Flows

(in thousands)

	Year ended December 31,		Nine months ended September 30,
	2010	2011	2011	2012
			(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$11,167	$(1,077)	$534	$2,014
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion, and amortization	14,909	14,738	10,767	11,052
Stock-based compensation	—	4,470	1,402	7,405
Write off of loan fees due to debt refinancing	—	771	771	—
Amortization of loan fees	386	501	353	453
Accretion expense	50	55	41	86
Deferred income taxes	—	10,330	11,400	947
Unrealized (gain) loss on derivatives	1,349	(150)	(2,259)	(889)
Changes in operating assets and liabilities:
Oil and natural gas receivables	376	3	(714)	996
Oil and natural gas sales receivables—related parties	—	(424)	(390)	280
Accounts payable—trade	—	284	242	(284)
Accounts payable—related parties	(297)	247	3,258	759
Accrued liabilities	—	213	215	(118)
Accrued income taxes	—	172	155	48

Net cash provided by operating activities	27,940	30,133	25,775	22,749

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for oil and natural gas properties	(19,226)	(23,818)	(19,671)	(9,175)

Net cash used in investing activities	(19,226)	(23,818)	(19,671)	(9,175)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings on credit facility	—	68,500	5,500	3,000
Payments on long-term credit facility	—	(60,000)	—	(3,500)
Payments for deferred loan costs	(1,436)	(2,268)	(2,268)	(65)
Payments for offering costs	—	—	—	(492)
Investment by (distribution to) parent	(7,278)	(12,547)	(9,336)	(12,517)

Net cash provided by (used in) financing activities	(8,714)	(6,315)	(6,104)	(13,574)

Net change in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at beginning of period	—	—	—	—

Cash and cash equivalents at end of period	$—	$—	$—	$—

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest expense	$2,262	$2,250	$1,614	$2,087
NON-CASH INVESTING AND FINANCING ACTIVITIES
Capitalized asset retirement obligation	$12	$499	$167	$26
Change in accrued capital expenditures	910	(1,160)	(1,802)	(478)
Income taxes assumed by parent	—	—	—	172

The accompanying notes are an integral part of these financial statements.

Properties to be Contributed to New Source Energy Partners L.P.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Organization

New Source Energy Partners L.P. (the “Company” or “NSLP”) is a Delaware limited partnership formed in October 2012 by New Source Energy Corporation (“New Source”) to own and acquire oil and natural gas properties in the United States.

New Source Energy Partners L.P. is conducting an initial public offering of common units representing limited partner interests. At the closing of this offering, New Source is expected to contribute certain oil and gas properties (the “Partnership Properties”) from their operations and related receivables, liabilities and derivatives contracts to the Company in return for approximately 50% of New Source Energy GP, LLC (which will own 2% of the NSLP units), common and subordinated units of limited partner interest and cash.

Basis of Presentation and Nature of Operations

The accompanying financial statements have been prepared on a “carve-out” basis from New Source’s financial statements and reflect the historical accounts directly attributable to the Partnership Properties together with allocations of expenses from New Source. The Partnership Properties are recorded at the actual historical cost of exploration and development because the expected transaction will occur between businesses under common control. These costs were not allocated. For the reasons discussed below, the accompanying financial statements may not be indicative of the Company’s future performance nor reflect what its financial position, results of operations, changes in equity, and cash flows would have been had the Partnership Properties been operated as an independent company during the periods presented. The financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”).

New Source has performed certain corporate functions on behalf of the Partnership Properties and the financial statements reflect an allocation of the costs New Source incurred. These functions included executive management, information technology, tax, insurance, accounting, legal and treasury services. The costs of such services were allocated based on the most relevant allocation method to the service provided, primarily based on current production of producing assets. Management believes such allocations are reasonable; however, they may not be indicative of the actual expense that would have been incurred had the Partnership Properties been operating as an independent company for all of the periods presented. The charges for these functions are included primarily in general and administrative expenses. Pursuant to an omnibus agreement to be entered into with New Source and its affiliates (“New Source Group”), the New Source Group will provide the Company and New Source Energy GP, LLC with management and administrative services, and the Company will pay the New Source Group a quarterly fee of $675,000 from the closing of the Company’s initial public offering until December 31, 2013. After December 31, 2013, in lieu of the quarterly fee, New Source Energy GP, LLC will reimburse the New Source Group, on a quarterly basis, for the actual direct and indirect expenses it incurs in its performance under the omnibus agreement, and the Company will reimburse New Source Energy GP, LLC for such payments it makes to the New Source Group. The Company also intends to provide equity compensation to the employees of New Source who provide such services to the Company.

New Source became the owner of the Partnership Properties on August 12, 2011 and reflected the Partnership Properties in its financial statements retroactively because the acquisition of the Partnership Properties was a transaction between businesses under common control. Prior to that date, the Partnership Properties were owned by a nontaxable entity. New Source is a taxable entity. Accordingly, at the acquisition date, New Source accrued deferred income taxes attributable to differences in the book and tax bases in the Partnership Properties and subsequent to the acquisition has accounted for income taxes using the asset and liability method. The Company will not be a taxable entity. Accordingly, when New Source contributes the Partnership Properties to the Company, the Company will reverse the related deferred income taxes, and subsequently the Company will not reflect income taxes in its financial statements.

Depreciation, depletion and amortization of the full cost pool was calculated based on relative Boe produced from the Partnership Properties compared to total production for New Source. Prospectively, the Company’s full cost pool amortization will be calculated based on the Partnership Properties’ specific production, reserves and future development costs. Had this approach been used to calculate the Partnership Properties’ depreciation, depletion and amortization for the year ended December 31, 2011 and the nine months ended September 30, 2012, depreciation, depletion and amortization for these periods would have exceeded (been less than) the amounts reflected in the Partnership Properties’ financial statements by $0.8 million and ($1.2) million, respectively.

Description of the Partnership Properties to be Acquired from New Source

The Partnership Properties to be acquired from New Source include interests in wells producing oil, natural gas, and natural gas liquids from the Misener-Hunton (the “Hunton”) formation in East-Central Oklahoma. The Partnership Properties to be acquired represent New Source’s working interest in certain Hunton formation producing wells located in Pottawatomie, Seminole and Okfuskee Counties, Oklahoma (“Golden Lane Area”), which equates to approximately a 38% weighted average working interest in the Golden Lane Area.

Use of Estimates in the Preparation of Financial Statements

Preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Depletion of oil and natural gas properties is determined using estimates of proved oil and natural gas reserves. There are numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. Similarly, evaluations for impairment of proved and unproved oil and natural gas properties are subject to numerous uncertainties including, among others, estimates of future recoverable reserves. Other significant estimates include, but are not limited to, the valuation of commodity derivatives and New Source common stock issued as compensation for services, the allocation of general and administrative expenses and asset retirement obligations.

Oil and Natural Gas Sales Receivables

Receivables from the sale of oil and natural gas are generally unsecured. Allowances for doubtful accounts are determined based on management’s assessment of the creditworthiness of the purchaser. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts will generally be written off against the allowance for doubtful accounts only after all collection attempts have been exhausted. No allowance was deemed necessary at December 31, 2010, December 31, 2011 or September 30, 2012.

Oil and Natural Gas Properties

The Partnership Properties utilize the full cost method of accounting for oil and natural gas properties whereby productive and nonproductive costs incurred in connection with the acquisition, exploration, and development of oil and natural gas reserves are capitalized. New Source amortizes all capitalized costs of oil and natural gas properties and equipment, including the estimated future costs to develop proved reserves, using the units-of-production method based on total proved reserves. The portion of New Source’s amortization that has been allocated to the Partnership Properties in each period is equal to the percentage of New Source’s production attributable to the Partnership Properties. No gains or losses are recognized upon the sale or other disposition of oil and natural gas properties except in transactions that would significantly alter the relationship between capitalized costs and proved reserves.

Under the full cost method, the net book value of oil and natural gas properties may not exceed the estimated future net revenues from proved oil and natural gas properties, discounted at 10% (the ceiling limitation). In arriving at estimated future net revenues, estimated lease operating expenses, development costs, and certain production-

related and ad valorem taxes are deducted. In calculating future net revenues, prices and costs in effect at the time of the calculation are held constant indefinitely, except for changes that are fixed and determinable by existing contracts. The net book value is compared to the ceiling limitation on a quarterly basis. The excess, if any, of the net book value above the ceiling limitation is charged to expense in the period in which it occurs and is not subsequently reinstated. Reserve estimates used in determining estimated future net revenues have been prepared by an independent petroleum engineer. Future net revenues were computed based on reserves using prices calculated as the unweighted arithmetical average oil and natural gas prices on the first day of each month within the latest twelve-month period for fiscal years ending on or after December 31, 2009. For periods ended prior to that date, future net revenues were computed using period-end prices. There have been no full cost ceiling write-downs recorded in the years ended December 31, 2010 and 2011 or the nine months ended September 30, 2012.

Oil and Natural Gas Reserve Estimation

In January 2010, the FASB issued an update to the Oil and Gas Topic, which aligns the oil and natural gas reserve estimation and disclosure requirements with the requirements in the SEC’s final rule, Modernization of the Oil and Gas Reporting Requirements (the “Final Rule”). The Final Rule was issued on December 31, 2008. The Final Rule is intended to provide investors with a more meaningful and comprehensive understanding of oil and natural gas reserves, which should help investors evaluate the relative value of oil and natural gas companies.

The Final Rule permits the use of new technologies to determine proved reserves estimates if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volume estimates. The Final Rule also allows, but does not require, companies to disclose their probable and possible reserves to investors in documents filed with the SEC. In addition, the new disclosure requirements require companies to report oil and natural gas reserves using an average price based upon the prior twelve-month period rather than a year-end price. The Final Rule became effective for fiscal years ending on or after December 31, 2009.

Environmental

Oil and natural gas properties are subject to extensive federal, state and local environmental laws and regulations. These laws, which are often changing, regulate the discharge of materials into the environment and may require the removal or mitigation of the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated. Such liabilities are generally undiscounted unless the timing of cash payments is fixed and readily determinable.

Revenue Recognition

Oil and natural gas sales are recognized when production is sold to a purchaser at a fixed or determinable price, delivery has occurred, title has transferred, and collectability of the revenue is probable. Delivery occurs and title is transferred when production has been delivered to a pipeline, railcar or truck, or a tanker lifting has occurred. The sales method of accounting is used for oil and natural gas sales such that revenues are recognized based on the Partnership Properties’ share of actual proceeds from the oil and natural gas sold to purchasers. Oil and natural gas imbalances are generated on properties for which two or more owners have the right to take production “in-kind” and, in doing so, take more or less than their respective entitled percentage. For the years ended December 31, 2010 and 2011, and the nine months ended September 30, 2012, there were no significant oil and natural gas imbalances.

Asset Retirement Obligations

Liabilities associated with asset retirement obligations are recorded at fair value in the period in which they are incurred or when properties are acquired with a corresponding increase in the carrying amount of the related oil and natural gas properties. Subsequently, the asset retirement cost included in the carrying amount is allocated to expense through DD&A. Changes in the liability due to passage of time are recognized as an increase in the carrying amount of the liability and as corresponding accretion expense.

General and Administrative Expenses

New Source’s financial statements reflect an allocated portion of the actual general and administrative expense incurred by companies affiliated with New Dominion, LLC (“New Dominion”), a company under common ownership with New Source, for periods prior to August 11, 2011, and the Partnership Properties’ financial statements reflect an allocated portion of New Source’s general and administrative expenses.

A wide range of formulas for general and administrative expense allocation was considered. Management of New Source believes the most accurate and transparent method of allocating general and administrative expenses in preparing New Source’s financial statements for periods prior to August 11, 2011 is based on the historical cost of the properties is acquired on that date in proportion to the total cost of the assets of the affiliated companies from which it acquired the properties. Management of New Source believes the most accurate and transparent method of allocating general and administrative expenses in preparing the Partnership Properties’ financial statements is based on the historical production of the Partnership Properties, divided by the total combined production of the properties of New Source. An additional factor was considered, in that costs and expenses relating specifically to New Source’s write off of offering costs (as a result of the abandoned initial public offering) were excluded from the allocation of general and administrative expenses. Using this method, general and administrative expense allocated to the Company for the years ended December 31, 2010 and 2011 was $0.6 million and $6.9 million, respectively. General and administrative expense allocated to the Company for the nine months ended September 30, 2011 and 2012 was $3.0 million and $11.0 million, respectively.

Stock-Based Compensation

The financial statements reflect a portion of the cost of the stock-based compensation awards granted by New Source. Stock-based compensation was allocated based on the historical production of the Partnership Properties, divided by the total combined production of the properties of New Source. Allocated stock-based compensation expense is included in general and administrative expense and amounts allocated to the Company for years ended December 31, 2010 and 2011 were -$0- and $4.5 million, respectively. Allocated stock-based compensation expense for the nine months ended September 30, 2011 and 2012 was $1.4 and $7.4 million respectively.

Awards under New Source’s long-term incentive plan may consist of restricted stock grants, stock option awards, and other awards issuable to employees and non-employee directors. New Source recognizes in its financial statements the cost of employee services received in exchange for awards of equity instruments based on the fair value of those awards at their grant date. If an award has a fixed vesting date, the cost is recognized over the period from the grant date to the vesting date(s) of the award. If an award does not have a fixed vesting date, the cost is recognized at the time it vests.

Income Taxes

Income taxes are reflected in these financial statements during the periods in which the Partnership Properties were owned by a taxable entity. Since New Source was not a taxable entity prior to August 2011, no income taxes have been provided for the periods prior to that date. Upon New Source becoming a taxable entity, the Partnership Properties were attributed a deferred tax liability of approximately $10.5 million due to the difference in tax and book bases of oil and gas properties.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between two willing parties. The carrying amount of the borrowings under the credit facility reported on the balance sheets approximates fair value because the debt instrument carries a variable interest rate based on market interest rates. The carrying amounts of derivative assets and liabilities reported on the balance sheets are the estimated fair values of the allocated derivative instruments associated with the Partnership Properties.

Derivatives

All derivative instruments are recognized as either assets or liabilities in the balance sheet at fair value. None of such instruments have been designated as cash flow hedges. Accordingly, changes in the fair value of all derivative instruments have been recorded in the statements of operations.

Pro Forma Data (unaudited)

(a) Change in Tax Status

When the transfer to the Company is completed, the Partnership Properties’ operations will no longer be subject to federal and state income taxes. The pro forma amounts reflected on the accompanying balance sheet and statements of operations reflect this change in tax status by eliminating current and deferred income tax liabilities and provisions.

(b) Distribution

The Company anticipates acquiring the Partnership Properties in exchange for partnership units and cash. The transaction will be accounted for at carryover basis because New Source and the Company are under common control. Accordingly, the $             million cash payment to be made and removal of accounts receivable and certain accounts payable will be reflected in the financial statements as a distribution to New Source. The accompanying pro forma balance sheet reflects the reduction in the parent net investment and corresponding liability for the distribution payable to New Source (included in Accounts payable-related parties) that would have been recognized had the transaction occurred as of September 30, 2012.

(c) Derivative Assets and Obligations

New Source will contribute to the Company, at the closing of the Company’s initial public offering, commodity derivative contracts covering approximately 90% of the Company’s estimated oil and natural gas production from its total proved developed producing reserves as of June 30, 2012 and approximately 50% of the Company’s estimated oil and natural gas production from its total proved undeveloped reserves as of June 30, 2012 for the years ending December 31, 2013, 2014, 2015 and 2016, based on production estimates contained in the Company’s reserve report.

(d) Net Income and Earnings Per Unit

Pro forma net income for the year ended December 31, 2011 and the nine months ended September 30, 2012 is presented to reflect (a) depreciation, depletion and amortization expense amounts that would have been recorded had the amounts been calculated based on the Partnership Properties’ specific production, reserves and future development costs, rather than allocated amounts of New Source’s depreciation, depletion and amortization expense (the resulting amount of depreciation, depletion and amortization expense is different than the amount the Company would have computed based on the Partnership Properties’ specific production, reserves and future development costs), and (b) the elimination of income tax expense, as if the Partnership Properties had been a nontaxable entity throughout each period.

Pro forma net earnings per common unit were determined by dividing pro forma net income allocable to common units by the pro forma weighted average number of common units outstanding. Of the partnership interests to be issued to New Source,     % will be issued in the form of common units. Accordingly the numerators for the pro forma earnings per common unit calculations were     % of the pro forma net income amounts. The denominator for the pro forma earnings per common unit calculations is equal to the sum of

(a)          million common units, which is equal to the number of common units to be issued to New Source (assuming the underwriters do not exercise their option to purchase additional common units) in exchange for the Partnership Properties plus (b)          million common units, the number of common units expected to be sold in the Company’s initial public offering to fund the $         million cash payment discussed above. Basic and diluted pro forma earnings per common unit are the same, as there were no potentially dilutive units outstanding.

In addition, approximately $         million of the borrowings under the credit facility reflected in the Partnership Properties’ financial statements will be repaid using proceeds from the Company’s initial public offering. If the pro forma net income amounts reflected on the Partnership Properties’ statements of operations and described above were further adjusted to eliminate interest expense on the $         million of borrowings to be repaid, pro forma net income and pro forma net income allocable to common units would have been $         million and $         million for the year ended December 31, 2011 and $         million and $         million for the nine months ended September 30, 2012. The denominator for the pro forma earnings per common unit calculation would have been increased by         million common units, the number of common units expected to be sold in the Company’s initial public offering to fund the $         million repayment. Basic and diluted pro forma earnings per common unit reflecting these additional adjustments would have been $         for the year ended December 31, 2011, and $         for the nine months ended September 30, 2012.

Interim Financial Information

The financial statements for the periods ended September 30, 2011 and 2012, which are unaudited, have been prepared in conformity with GAAP for interim financial reporting. In management’s opinion, all adjustments necessary for a fair presentation are reflected in the interim periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted in these financial statements for and as of the nine months ended September 30, 2011 and 2012. Interim results for the nine months ended September 30, 2012 may not be indicative of results that will be realized for the full year ending December 31, 2012.

2. Asset Retirement Obligations

Asset retirement obligations represent the present value of the estimated cash flows expected to be incurred to plug, abandon, and remediate producing properties at the end of their productive lives in accordance with applicable laws. There were no assets legally restricted for purposes of settling asset retirement obligations as of December 31, 2010 and 2011 and September 30, 2012.

The following table summarizes activity associated with asset retirement obligations for the periods presented:

	Year Ended December 31,		Nine-Months Ended September 30, 2012
	2010	2011
	(in thousands)
Asset retirement obligations, beginning of period	$795	$857	$1,411
Liabilities incurred from new wells drilled and acquired	12	499	27
Revision of previous estimates	—	—	—
Accretion expense	50	55	86

Asset retirement obligations, end of period	$857	$1,411	$1,524

3. Major Customers

The Partnership Properties produce exclusively from the Hunton formation in east-central Oklahoma. The following table represents oil and natural gas sales of our oil and natural gas production by customer for 2010 and 2011:

Purchaser	2010	2011
Scissortail	87%	90%
Sun Refining	13%	<10%

This market is served by multiple oil and natural gas purchasers. As a result, the loss of any one purchaser would not have a material adverse effect on the ability of the Partnership Properties to sell their oil and natural gas production.

4. Related Party Transactions

New Dominion, LLC

New Source is affiliated by common ownership, and has a working relationship with New Dominion, LLC, an exploration and production operator based in Tulsa, Oklahoma.

New Dominion is currently contracted to operate New Source’s existing wells in the Hunton formation in east-central Oklahoma. New Dominion has historically performed this service for New Source. As a result, substantially all of the historical accounts payable related to the Partnership Properties are presented as accounts payable—related party in the accompanying balance sheets. Producing overhead charges from New Dominion included in the Partnership Properties’ oil and natural gas expenses, drilling and completion overhead charges from New Dominion included in the Partnership Properties’ full cost pool of oil and natural gas properties, and saltwater disposal fee charges from New Dominion included in the Partnership Properties’ oil and natural gas expenses are shown below for the respective periods. The overhead charges were calculated by multiplying the overhead rate for each well by the working interest associated with the Partnership Properties.

	Year Ended December 31,		Nine Months Ended September 30,
	2010	2011	2011	2012
	(in thousands)
Producing overhead charges	$585	$581	$436	$438

Drilling and completion overhead charges	$44	$26	$33	$20

Saltwater disposal fees	$2,233	$1,612	$1,505	$1,249

5. Credit Facility

The accompanying financial statements reflect an allocated portion of the debt, loan fees, and interest expense associated with credit facilities of New Dominion, Scintilla (an entity controlled by New Dominion’s controlling stockholder) and New Source under which the Partnership Properties were pledged as collateral. The principal amount that was allocated is equal to the total amount of such outstanding borrowings (the amount of such debt that is expected to be repaid with the proceeds from the offering described in Note 1 and borrowing under an expected new Company credit facility). The loan fees and interest expense were allocated based on the proportionate share of the allocated principal amount to the total principal amount outstanding.

In February 2010, a prior credit facility was refinanced and loan fees attributable to the refinanced facility of $1.4 million were recorded as other assets and were being amortized over the life of the new loan.

In August 2011, this prior facility was paid in full with the proceeds from a new New Source credit facility. Unamortized loan fees on the prior facility of approximately $0.8 million represented an extinguishment of debt charge which has been included in interest expense for the year ended December 31, 2011.

On August 12, 2011, New Source entered into a $150.0 million four-year credit facility with Bank of Montreal as administrative agent and KeyBank as syndication agent. The initial borrowing base was $72.5 million. The borrowing base is re-determined based on reserve reports prepared by engineers acceptable to the administrative agent, which New Source must deliver to the administrative agent on April 1 and October 1 of each year.

As a result of the derivative commodity transactions in July 2012 (see Note 7), New Source’s credit facility borrowing base was re-determined by the administrative agent and, on August 2, 2012 New Source’s borrowing base was reduced from $72.5 million to $70 million.

As of September 30, 2012, New Source had approximately $68.0 million outstanding under its credit facility and, as a result, New Source had $2.0 million of available borrowing capacity under the credit facility. New Source was in compliance with all debt covenants as of September 30, 2012.

6. Fair Value Measurements

Measurements of fair value of derivative instruments are classified according to the fair value hierarchy, which prioritizes the inputs to the valuation techniques used to measure fair value. As defined in Financial Accounting Standards Board Accounting Standards Codification Topic (“ASC”) 820-10, fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are classified and disclosed in one of the following categories:

Level 1: Measured based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Management considers active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Measured based on quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability. This category includes those derivative instruments that management values using observable market data. Substantially all of these inputs are observable in the marketplace throughout the term of the derivative instrument, can be derived from observable data, or supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as oil swaps.

Level 3: Measured based on prices or valuation models that require inputs that are both significant to the fair value measurement and less observable from objective sources (i.e. supported by little or no market activity). Management’s valuation models are primarily industry standard models that consider various inputs including: (a) quoted forward prices for commodities, (b) time value, and (c) current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Level 3 instruments primarily include derivative instruments, such as natural gas liquids (“NGL”) swaps, natural gas swaps for those derivatives that are indexed to local and non-observable indices, and oil, NGL and natural gas collars. Although management utilizes third party broker quotes to assess the reasonableness of our prices and valuation techniques, management does not have sufficient corroborating evidence to support classifying these assets and liabilities as Level 2.

Fair Value on a Non-Recurring Basis

The Partnership Properties follow the provisions of ASC 820-10 for nonfinancial assets and liabilities measured at fair value on a non-recurring basis. As it relates to the Partnership Properties, ASC 8201-10, applies to common stock issued for compensation purposes and the initial recognition of asset retirement obligations for which fair value is used.

New Source utilizes ASC Topic 718, “Compensation—Stock Compensation,” to value shares issued for compensation purposes. Measurement of share-based payment transactions with employees is generally based on the grant date fair value of the equity instruments issued.

Asset retirement cost estimates are derived from historical costs as well as management’s expectation of future cost environments. As there is no corroborating market activity to support the assumptions used, the Partnership Properties have designated these liabilities as Level 3.

The carrying amount of the revolving long-term debt of $68.0 million as of September 30, 2012 approximates fair value because New Source’s current borrowing rate does not materially differ from market rates for similar bank borrowings. The revolving long-term debt is classified as a Level 2 item within the fair value hierarchy.

7. Derivative Contracts

The accompanying financial statements reflect an allocated portion of New Dominion/ Scintilla and New Source’s derivative contracts. The amount of derivative contracts that has been allocated is based on the proportionate share of the production from the Partnership Properties to total New Source production. Various hedging strategies are utilized to manage the price received for a portion of the future oil and natural gas production to reduce exposure to fluctuations in oil and natural gas prices and to achieve a more predictable cash flow.

During 2010, New Dominion entered into certain commodity derivative contracts to manage the impact of oil and natural gas price fluctuations and as required by the terms of a prior credit facility. For the years ended December 31, 2010 and 2011, realized gains (losses) on commodity derivatives associated with the Partnership Properties amounted to $0.8 million and $(1.5) million, while unrealized gains (losses) amounted to $(1.3) million and $0.2 million, respectively. For the nine months ended September 30, 2011 and 2012, realized gains (losses) on commodity derivatives associated with the Partnership Properties amounted to $(0.8) million and $6.0 million, while unrealized gains amounted to $2.3 million and $0.9 million, respectively.

On July 12, 2012, New Source liquidated all of its oil, natural gas and natural gas liquids swap and collar derivative positions and received proceeds of approximately $4.9 million. On July 19, 2012, New Source entered into new, fixed price derivative swap contracts for oil, natural gas and natural gas liquids for approximately 50% of the volumes that were previously hedged at current prices.

Allocated commodity derivative positions at December 31, 2010 were as follows:

	Volumes (Bbls)	Avg Price per Bbl	Range per Bbl
Oil swaps:
2011	26,217	$83.71	$76.85 - $91.35

	Volumes (Bbls)	Floor Price	Ceiling Price
Oil collars:
2011	27,880	$69.75	$91.35
2012	34,901	$72.00	$105.72
2013	9,905	$72.00	$105.01

	Volumes (Bbls)	Avg Price per Bbl	Range per Bbl
Liquid swaps:
2011	145,833	$41.41	$17.77 - $72.87
2012	17,976	$47.17	$16.76 - $84.34
2013	79,449	$39.98	$15.79 - $83.12

	Volumes (Bbls)	Floor Price	Ceiling Price
Liquid collars:
2012	31,169	$17.14	$78.54

	Volumes (MMBtu)	Avg Price per MMBtu	Range per MMBtu
Natural gas swaps:
2011	162,205	$5.47	$5.47

	Volumes (MMBtu)	Floor Price	Ceiling Price
Natural gas collars:
2011	1,107,176	$3.25	$6.51
2012	939,818	$4.04	$6.65
2013	526,252	$4.25	$6.10

Allocated commodity derivative positions at December 31, 2011 were as follows:

	Volumes (Bbls)	Floor Price	Ceiling Price
Oil collars:
2012	122,607	$72.00	$112.02
2013	83,297	$72.00	$118.76
2014	31,662	$86.01	$116.97

	Volumes (Bbls)	Avg Price per Bbl	Range per Bbl
Liquid swaps:
2012	221,251	$53.17	$16.76 - $100.00
2013	177,847	$44.60	$15.79 - $96.60
2014	68,506	$47.59	$17.22 - $96.60

	Volumes (MMBtu)	Floor Price	Ceiling Price
Natural gas collars:
2012	1,256,631	$4.00	$4.72
2013	868,208	$4.25	$5.43

Allocated commodity derivative positions at September 30, 2012 are as follows:

	Volumes (Bbls)	Fixed Price per Bbl
Oil swaps:
2012	14,324	$92.60
2013	42,554	$93.05
2014	16,175	$90.20

	Volumes (Bbls)	Avg Price per Bbl	Range per Bbl
Liquid swaps:
2012	30,258	$41.47	$16.85 - $82.74
2013	90,851	$40.71	$16.54 - $81.59
2014	34,995	$39.39	$15.91 - $79.59

	Volumes (MMBtu)	Fixed Price per MMBtu
Natural gas swaps:
2012	160,483	$3.08
2013	443,515	$3.60

The following table sets forth by level within the fair value hierarchy, the allocated derivative assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2010:

	Active Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total Carrying Value
	(in thousands)
Oil swaps	$—	$(241)	$—	$(241)
NGL and natural gas swaps	—	—	(1,516)	(1,516)
Oil, NGL and natural gas collars	—	—	408	408

Total as of December 31, 2010	$—	$(241)	$(1,108)	$(1,349)

The following table sets forth by level within the fair value hierarchy, the allocated derivative assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2011:

	Active Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total Carrying Value
	(in thousands)
NGL swaps	$—	$—	$(2,068)	$(2,068)
Oil and natural gas collars	—	—	870	870

Total as of December 31, 2011	$—	$—	$(1,198)	$(1,198)

The following table sets forth by level within the fair value hierarchy, the allocated derivative assets and liabilities that were accounted for at fair value on a recurring basis as of September 30, 2012:

	Active Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total Carrying Value
	(in thousands)
NGL swaps	$—	$—	$(102)	$(102)
Oil and natural gas swaps	—	(208)	—	(208)

Total as of September 30, 2012	$—	$(208)	$(102)	$(310)

Estimates of the fair values of the commodity derivatives are based on published and estimated forward commodity price curves provided by third party counterparties for the underlying commodities as of the date of the estimate for those commodities for which published forward pricing is readily available.

The following table sets forth a reconciliation of changes in the fair value of allocated derivative assets and liabilities classified as Level 3 in the fair value hierarchy:

	Significant Unobservable Inputs (Level 3)
	Year Ended December 31,		Nine Months Ended September 30,
	2010	2011	2011	2012
	(in thousands)
Beginning balance	$—	$(1,108)	$(1,108)	$(1,198)
Realized gains (losses)	768	(1,130)	(560)	5,967
Unrealized gains (losses)	(1,108)	(90)	1,986	1,096
Settlements paid (received)	(768)	1,130	560	(5,967)

Ending balance	$(1,108)	$(1,198)	$878	$(102)

Change in unrealized gains (losses) included in earnings related to derivatives still held at period end	$(1,108)	$(90)	$1,986	$(102)

8. Income Taxes

The provision (benefit) for income taxes for the year ended December 31, 2011 was computed as if the Partnership Properties were a separate taxpayer based on operating results for the period that the Partnership Properties were held by a taxable entity and is comprised of (in thousands):

Current	$172
Deferred recognized at date the Partnership Properties became owned by a taxable entity	10,499
Deferred as a result of current operations	(169)

Provision for income taxes	$10,502

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences for the year ended December 31, 2011 are as follows (in thousands):

Income tax expense at the federal statutory rate (35%)	$3,299
Income tax expense not provided on net income prior to August 12, 2011 (when the Partnership Properties became owned by a taxable entity)	(3,273)
State income tax expense	(23)
Basis difference on August 12, 2011 (when the Partnership Properties became owned by a taxable entity)	10,499

Income tax provision	$10,502

Deferred income taxes reflect the net tax effects of temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and their income tax bases.

Significant components of the Partnership Properties’ deferred tax assets and liabilities at December 31, 2011 are as follows (in thousands):

Deferred tax liabilities:
Current:
Derivative assets	$441

Total current deferred tax liability	441

Noncurrent:
Derivative assets	244
Depreciable, depletable property, plant and equipment	13,972

Total noncurrent deferred tax liabilities	14,216

Total deferred tax liabilities	14,657

Deferred tax assets:
Current:
Derivative obligations	(572)
Stock compensation	(1,739)

Total current deferred tax assets	(2,311)
Noncurrent:
Derivative obligations	(579)
NOL and AMT credit carryforwards	(888)
Asset retirement obligations	(549)

Total noncurrent deferred tax assets	(2,016)

Total deferred tax assets	(4,327)

Net deferred tax liability	$10,330

The provision (benefit) for income taxes for the nine months ended September 30, 2012, is comprised of the following (in thousands):

Current	$219
Deferred as a result of current operations	947

Provision for income taxes	$1,166

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences for the nine months ended September 30, 2012, are as follows (in thousands):

Income tax expense at the federal statutory rate (35%)	$1,113
State income tax expense	90
Other	(37)

Income tax provision	$1,166

Deferred income taxes reflect the net tax effects of temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and their income tax bases.

Significant components of the Partnership Properties’ deferred tax assets and liabilities at September 30, 2012 are as follows (in thousands):

Noncurrent:
Depreciable, depletable property, plant and equipment	$16,389

Total noncurrent deferred tax liabilities	16,389

Total deferred tax liabilities	16,389

Deferred tax assets:
Current:
Derivative obligations	(55)
Stock compensation	(1,367)

Total current deferred tax assets	(1,422)
Noncurrent:
Derivative obligations	(65)
Asset retirement obligations	(593)
NOL and AMT credit carryforwards	(3,033)

Total noncurrent deferred tax assets	(3,691)

Total deferred tax assets	(5,113)

Net deferred tax liability	$11,276

9. Stock-Based Compensation

On August 18, 2011, New Source granted 2,900,000 shares of restricted common stock, with 1,000,000 shares vesting upon the first anniversary of the date of grant, 700,000 shares vesting on the second anniversary of the date of grant, and the remaining 1,200,000 shares vesting on the completion of an initial public offering of NSE’s common stock pursuant to a filed prospectus provided that the employees remain employed by NSE on the applicable vesting dates subject to limited exceptions.

These financial statements record an allocated amount of stock-based compensation based on the total production of the Partnership Properties compared to total NSE production. Stock-based compensation expense is the result of the amortization of the value to expense over the vesting periods for which there are fixed vesting terms of the awards. Accordingly, the Partnership Properties recorded $4.5 million and $7.4 million of stock-based compensation for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively. As of September 30, 2012, unamortized stock compensation expense at NSE is $3.1 million.

An additional $11.9 million may be charged to expense in the event that NSE completes an initial public offering of its common stock.

10. Commitments and Contingencies

Legal Matters

New Dominion is a defendant in a legal proceeding arising in the normal course of its business which may impact the Partnership Properties as described below.

In the case of Mattingly v. Equal Energy, LLC, New Dominion is a named defendant. In this case, the plaintiffs assert claims on behalf of a class of royalty owners in wells operated by New Dominion and others from which natural gas is sold by New Dominion to Scissortail Energy, LLC. The plaintiffs assert that royalties to the class should be paid based upon the price received by Scissortail for the gas and its components at the tailgate of the plant, rather than the price paid by Scissortail at the wellhead where the gas is purchased. The plaintiffs assert a variety of breach of contract and tort claims. The case was originally filed in the District Court of Creek County, Oklahoma was removed by the defendants to the federal court but was remanded to state court on August 1, 2011.

If a liability does attach to New Dominion as operator, the plaintiffs would look to the working interest owners to pay their proportionate share of any liability. While the outcome and impact on the Partnership Properties of this proceeding cannot be predicted with certainty, management believes a range of loss from $10,000 to $250,000 may be reasonably possible.

The Partnership Properties may be involved in other various routine legal proceedings incidental to its business from time to time. However, there were no other material pending legal proceedings to which the Partnership Properties are a party or to which any of their assets are subject.

11. Subsequent Events

The management of New Source has evaluated events and transactions associated with the Partnership Properties’ business after the balance sheet date through October 17, 2012, the date these financial statements were available to be issued.

Unaudited Supplementary Information

Supplemental Oil and Natural Gas Information (unaudited)

Information with respect to oil and natural gas producing activities is presented in the following tables. Estimates of reserve quantities were determined by an independent petroleum engineering firm as of December 2010 and 2011, and all of this information is unaudited.

Oil and natural gas properties

	December 31,
	2010	2011
	(in thousands)
Proved	$169,273	$190,914
Less: accumulated depreciation, depletion and amortization	(83,224)	(97,962)

Net capitalized costs for oil and natural gas properties	$86,049	$92,952

Costs incurred for oil and natural gas producing activities

Costs incurred for oil and natural gas producing activities during the years ended December 31, 2010 and 2011, consisted of developmental expenditures of $20.1 million and $21.1 million, respectively.

Reserve quantity information

The following information represents estimates of proved reserves as of December 31, 2010 and 2011. The pricing used for estimates of reserves as of December 31, 2010, and 2011 was based on an unweighted twelve-month average West Texas Intermediate posted price of $79.53 and $96.19, respectively, per Bbl for oil and a Henry Hub spot natural gas price of $4.39 and $4.12, respectively, per Mcf for natural gas. Natural gas liquids were priced at 50%, and 52% of the oil prices for the periods ended December 31, 2010, and 2011, respectively, which approximates the realizable value received.

The Partnership Properties are all located in the United States, exclusively in the Hunton formation in east-central Oklahoma. The estimates of proved reserves associated with the Partnership Properties at December 31, 2010 and 2011 are based on reports prepared by independent reserve engineers Ralph E. Davis Associates, Inc. Proved reserves for all periods presented were estimated in accordance with the guidelines established by the SEC and the Financial Accounting Standards Board (“FASB”).

The following table summarizes the prices utilized in the reserve estimates as of December 31, 2010 and 2011 as adjusted for location, grade and quality:

	December 31,
	2010	2011
Oil	$75.53	$92.95
Liquids	$37.76	$48.33
Gas	$4.15	$3.84

Oil and natural gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment.

Results of subsequent drilling, testing, and production may cause either upward or downward revisions of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. Reserve estimates are inherently imprecise and the estimates of new discoveries are more imprecise than those of currently producing oil and natural gas properties. Accordingly, these estimates are expected to change as additional information becomes available in the future.

The following table provides a rollforward of the total net proved reserves for the years ended December 31, 2010 and 2011, as well as proved developed and proved undeveloped reserves at the end of each respective year. Oil and liquids volumes are expressed in Bbls and natural gas volumes are expressed in Mcf.

	Oil (Bbls)	Natural Gas (Mcf)	Liquids (Bbls)	Total (Boe)(1)
Total proved reserves
Balance, January 1, 2010	332,130	27,305,810	7,115,050	11,998,148
Revisions(2)	(87,879)	(16,847,708)	(667,557)	(3,563,386)
Extensions and discoveries(3)	110,080	13,467,750	1,698,770	4,053,475
Production	(68,071)	(2,376,592)	(658,293)	(1,122,463)

Balance, December 31, 2010	286,260	21,549,260	7,487,970	11,365,774

Proved developed reserves	151,170	13,417,740	5,450,030	7,837,490
Proved undeveloped reserves	135,090	8,131,520	2,037,940	3,528,283

Total proved reserves	286,260	21,549,260	7,487,970	11,365,773

Balance, January 1, 2011	286,260	21,549,260	7,487,970	11,365,773
Revisions(3)	88,170	(4,568,868)	(562,175)	(1,235,483)
Extensions and discoveries(4)	627,770	7,003,650	3,102,760	4,897,805
Production	(48,770)	(2,378,232)	(720,615)	(1,165,757)

Balance, December 31, 2011	953,430	21,605,810	9,307,940	13,862,338

Proved developed reserves	276,240	11,125,330	5,323,650	7,454,112
Proved undeveloped reserves	677,190	10,480,480	3,984,290	6,408,227

Total proved reserves	953,430	21,605,810	9,307,940	13,862,339

(1)	Determined using the ratio of 6 Mcf gas to 1 Bbl oil.
(2)	The revisions in proved reserves in 2010 were largely due to a more detailed mapping process undertaken in 2010 whereby proved undeveloped reserves were reduced to reflect more closely the offset performance. Also, areas where proved developed well performance was not strong during 2010 resulted in several proved undeveloped locations being removed from the previous proved undeveloped category.
(3)	The revisions in proved reserves in 2011 were due to revisions to the proved developed producing forecasts subsequent to the acquisition of these assets from Scintilla, to more closely match the historical production performance.
(4)	Extensions and discoveries are due to development drilling in the Golden Lane area.

Standardized measure of discounted future net cash flows

The standardized measure of discounted future net cash flows is computed by applying the twelve-month unweighted average of the first-day-of-the-month pricing for oil and natural gas to the estimated future production of proved oil and natural gas reserves less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, discounted using a rate of 10% per year to reflect the estimated timing of the future cash flows.

Discounted future cash flow estimates like those shown herein are not intended to represent estimates of the fair value of the Company’s oil and natural gas properties. Estimates of fair value would also consider probable and possible reserves, anticipated future oil and natural gas prices, interest rates, changes in development and production costs, and risks associated with future production. Because of these and other considerations, any estimate of fair value is necessarily subjective and imprecise.

The following table provides the standardized measure of discounted future net cash flows as of December 31, 2010 and 2011:

	December 31,
	2010	2011
	(in thousands)
Future production revenues	$393,150	$621,378
Future costs:
Production	(99,411)	(138,297)
Development	(77,887)	(86,630)
Income tax expense	—	(132,758)
10% annual discount for estimated timing of cash flows	(86,521)	(110,360)

Standardized measure of discounted net cash flows(1)	$129,331	$153,333

(1)	Amounts do not include the effects of income taxes on future net revenues for 2010 because the properties were held by a limited liability company not subject to entity-level taxation as of December 31, 2010. Accordingly, no provision for federal or state corporate income taxes has been provided because taxable income is passed through to the equity holders of such limited liability company. Our standardized measure as of December 31, 2011 includes effects of income taxes. The Partnership will not be a taxable entity, therefore, the effects of removing income taxes from standardized measure as of December 31, 2011 would result in a pro forma standardized measure of $234 million.

Changes in standardized measure of discounted future net cash flows

The following table provides a rollforward of the standardized measure of discounted future net cash flows for the years ended December 31, 2010 and 2011:

	December 31,
	2010	2011
	(in thousands)
Discounted future net cash flows at beginning of year	$135,417	$129,331
Increase (decrease)
Sales and transfers, net of production costs	(29,939)	(36,230)
Net changes in prices and production costs	30,601	56,858
Extensions and discoveries	57,276	75,830
Changes in future development costs	(36,631)	(27,895)
Previous development costs incurred	20,136	22,657
Revisions of previous quantity estimates	(50,351)	(19,128)
Changes in income taxes	—	(80,919)
Timing and other	(10,720)	19,896
Accretion of discount	13,542	12,933

Net increase (decrease)	(6,086)	24,002

Discounted future net cash flows at end of year	$129,331	$153,333

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of New Source Energy Partners L.P.

Oklahoma City, Oklahoma

We have audited the accompanying balance sheet of New Source Energy Partners L.P. (the “Company”) as of October 2, 2012 (date of inception). This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of October 2, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Houston, Texas

October 17, 2012

New Source Energy Partners L.P.

Balance Sheet as of October 2, 2012 (Date of Inception)

ASSETS
Total assets	$—

OWNERS’ EQUITY
General partner interest	$20
Limited partner interest	980
Receivable from partners	(1,000)

Total partners’ capital	$—

The accompanying notes are an integral part of this financial statement.

New Source Energy Partners L.P.

Notes to Balance Sheet

(1) Organization and basis of presentation

Organization

New Source Energy Partners L.P. (NSLP) was organized pursuant to the laws of the State of Delaware on October 2, 2012 for the purpose of acquiring and developing oil and natural gas interests.

Basis of presentation

This balance sheet is presented in conformity with generally accepted accounting principles. Statements of operations, equity, and cash flows have not been presented because NSLP has had no business transactions or activities as of October 2, 2012.

(2) Subsequent Events

Evaluation of Subsequent Events

Subsequent events have been evaluated through October 17, 2012, which is the date the financial statements were available to be issued.

APPENDIX A

FORM OF FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

New Source Energy Partners L.P.

A-1

APPENDIX B

Glossary of Terms

The following includes a description of the meanings of some of the oil and natural gas industry terms used in this prospectus. All natural gas reserves and production reported in this prospectus are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit.

3-D seismic data: Geophysical data that depicts the subsurface strata in three dimensions.

Analogous Reservoir: Analogous reservoirs, as used in resource assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, analogous reservoir refers to a reservoir that shares all of the following characteristics with the reservoir of interest: (i) the same geological formation (but not necessarily in pressure communication with the reservoir of interest); (ii) the same environment of deposition; (iii) similar geologic structure; and (iv) the same drive mechanism.

Basin: A large depression on the earth’s surface in which sediments accumulate.

Bbl: One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

Bbl/d: One Bbl per day.

Bcf: One billion cubic feet of natural gas.

Bcfe: One billion cubic feet of natural gas equivalent.

Boe: One barrel of oil equivalent, calculated by converting natural gas to oil equivalent barrels at a ratio of six Mcf of natural gas to one Bbl of oil.

Boe/d: One Boe per day.

Btu: One British thermal unit, the quantity of heat required to raise the temperature of a one-pound mass of water by one degree Fahrenheit.

Completion: The process of strengthening a well hole with casing, evaluating the pressure and temperature of the formation, and then installing the proper equipment to ensure an efficient flow of oil and natural gas out of the well.

Condensate: Liquid hydrocarbons associated with the production of a primarily natural gas reserve.

Conventional Reservoir: A reservoir in which buoyant forces keep hydrocarbons in place below a sealing caprock. Reservoir and fluid characteristics of conventional reservoirs typically permit oil or natural gas to flow readily into wellbores. The term is used to make a distinction from shale and other unconventional reservoirs, in which gas might be distributed throughout the reservoir at the basin scale, and in which buoyant forces or the influence of a water column on the location of hydrocarbons within the reservoir are not significant.

Conventional Resource Reservoir: A conventional reservoir demonstrating the characteristics defined by a resource play. Conventional resource plays are also referred to as transition zone reservoirs. The reservoir may be over or under-pressured. The conventional resource play is conducive to assembly-line operations, with upside potential to improve recoveries and efficiencies from enhanced methodologies including seismic, log interpretation, cores, drilling, completion and operations.

Deterministic Estimate: The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering or economic data) in the reserves calculation is used in the reserves estimation procedure.

Development Costs: Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas. More specifically, development costs, including depreciation and applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(i) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines, and power lines, to the extent necessary in developing the proved reserves;

(ii) drill and equip development wells, development-type stratigraphic test wells, and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment, and the wellhead assembly;

(iii) acquire, construct, and install production facilities such as lease flow lines, separators, treaters, heaters, manifolds, measuring devices, and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(iv) provide improved recovery systems.

Development Project: A development project is the means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

Developed Acreage: The number of acres which are allocated or assignable to producing wells or wells capable of production.

Development Well: A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Differential: An adjustment to the price of oil or natural gas from an established spot market price to reflect differences in the quality and/or location of oil or natural gas.

Dry Hole Or Dry Well: A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production would exceed production expenses and taxes.

Economically Producible: The term economically producible, as it relates to a resource, means a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation.

The value of the products that generate revenue shall be determined at the terminal point of oil and natural gas producing activities.

Environmental Assessment: A study that can be required pursuant to federal law to assess the potential direct, indirect and cumulative impacts of a project.

Estimated Ultimate Recovery: Estimated ultimate recovery is the sum of reserves remaining as of a given date and cumulative production as of that date.

Exploitation: A development or other project which may target proven or unproven reserves (such as probable or possible reserves), but which generally has a lower risk than that associated with exploration projects.

Exploratory Well: A well drilled to find and produce oil and natural gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

Field: An area consisting of a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations.

Formation: A layer of rock which has distinct characteristics that differ from nearby rock.

Fracture Stimulation: A process whereby fluids mixed with proppants are injected into a wellbore under pressure to fracture, or crack open, reservoir rock, thereby allowing oil and/or natural gas trapped in the reservoir rock to travel through the fractures and into the well for production.

Gross Acres or Gross Wells: The total acres or wells, as the case may be, in which we have working interest.

Horizon: A reservoir bed within the stratigraphic series of an oil province from which gas or liquid hydrocarbons can be obtained by drilling a well.

Horizontal Drilling: A drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled at a right angle within a specified interval.

MBbl: One thousand Bbls.

MBbls/d: One thousand Bbls per day.

MBoe: One thousand Boe.

MBoe/d: One thousand Boe per day.

MBtu: One thousand Btu.

MBtu/d: One thousand Btu per day.

Mcf: One thousand cubic feet of natural gas.

Mcf/d: One Mcf per day.

MMBtu: One million Btu.

MMcf: One million cubic feet of natural gas.

MMcfe: One million cubic feet of natural gas equivalent.

Net Acres or Net Wells: Gross acres or wells, as the case may be, multiplied by our working interest ownership percentage working interest.

Net Production: Production that is owned by us less royalties and production due others.

Net Revenue Interest: A working interest owner’s gross working interest in production less the royalty, overriding royalty, production payment and net profits interests.

NGLs: The combination of ethane, propane, butane and natural gasolines that when removed from natural gas become liquid under various levels of higher pressure and lower temperature.

NYMEX: New York Mercantile Exchange.

Oil: Oil and condensate and natural gas liquids.

Operator: The individual or company responsible for the exploration and/or production of an oil or natural gas well or lease.

Original Oil in Place: Refers to the oil in place before the commencement of production. Oil in place is distinct from oil reserves, which are the technically and economically recoverable portion of oil volume in the reservoir.

Permeability: The measure of the ease with which fluid flows through a porous rock and is a function of interconnection between the pores.

Play: A geographic area with hydrocarbon potential.

Plugging and Abandonment: Refers to the sealing off of fluids in the strata penetrated by a well so that the fluids from one stratum will not escape into another or to the surface. Regulations of all states require plugging of abandoned wells.

Porosity: The ratio of the void space in a rock to the bulk volume of that rock multiplied by 100 to express in percent.

Probabilistic Estimate: The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrences.

Productive Well: A well that produces commercial quantities of hydrocarbons, exclusive of its capacity to produce at a reasonable rate of return.

Proved Developed Reserves: Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

Proved Reserves: Those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced, or the operator must be reasonably certain that it will commence the project, within a reasonable time. The area of the reservoir considered as proved includes (i) the area identified by drilling and limited by fluid contacts, if any, and (ii) adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or natural gas on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons, LKH, as seen in a well penetration unless geoscience, engineering or performance data and reliable technology establishes a lower contact with reasonable certainty. Where direct observation from well penetrations has defined a highest known oil, HKO, elevation and the potential exists for an associated natural gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty. Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when (i) successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (ii) the project has been approved for development by all necessary parties and entities, including governmental entities. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the twelve-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Proved Undeveloped Reserves: Proved oil and natural gas reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Realized Price: The cash market price less all expected quality, transportation and demand adjustments.

Recompletion: The completion for production of an existing wellbore in another formation from that which the well has been previously completed.

Reliable Technology: Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Reserves: Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and natural gas or related substances to market and all permits and financing required to implement the project. Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Reserve Life: A measure of the productive life of an oil and natural gas property or a group of properties, expressed in years. Reserve life is calculated by dividing proved reserve volumes at year-end by production volumes. In our calculation of reserve life, production volumes are based on annualized fourth quarter production and are adjusted, if necessary, to reflect property acquisitions and dispositions.

Reservoir: A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reserves.

Resource Play: An accumulation of hydrocarbons known to exist over a large areal expanse that is believed to have a lower geological and/or commercial development risk. A resource play is a continuous hydrocarbon system over a contiguous geographical area that is regional in extent, exhibits both low exploration risk with consistent results, and predictable estimated ultimate recoveries. Performance is a function of reservoir geology, which includes variations in thickness, rock lithology, porosity, permeability, in-situ stress, minerology, and completion efficiency. Resource play reservoirs can be described using a statistical description and importantly, this statistical description changes little over time provided interference between wells is minimal. A resource play is conducive to assembly-line operations, with upside potential to improve recoveries and efficiencies from enhanced methodologies—seismic, log interpretation, cores, drilling, completion and operations.

Resources: Resources are quantities of oil and natural gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable and another portion may be considered unrecoverable. Resources include both discovered and undiscovered accumulations.

Spacing: The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres (e.g., 40-acre spacing) and is often established by regulatory agencies.

Spot Price: The cash market price without reduction for expected quality, transportation and demand adjustments.

Standardized Measure: The present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenue. Because we are a limited partnership, we are generally not subject to federal or state income taxes and thus make no provision for federal or state income taxes in the calculation of our standardized measure. Standardized measure does not give effect to derivative transactions.

Unconventional Reservoirs: A term used in the oil and natural gas industry to refer to a play in which the targeted reservoirs generally fall into one of three categories: (1) tight sands, (2) coal beds, or (3) gas shales. The reservoirs tend to cover large areas and lack the readily apparent traps, seals and discrete hydrocarbon-water boundaries that typically define conventional reservoirs. These reservoirs generally require fracture stimulation treatments or other special recovery processes to produce economic flow rates.

Undeveloped Acreage: Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

Wellbore: The hole drilled by the bit that is equipped for oil or natural gas production on a completed well. Also called well or borehole.

Working Interest: An interest in an oil and natural gas lease that gives the owner of the interest the right to drill for and produce oil and natural gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

Workover: Operations on a producing well to restore or increase production.

WTI: West Texas Intermediate.

The terms “analogous reservoir,” “development project,” “development well,” “economically producible,” “estimated ultimate recovery,” “exploratory well,” “probabilistic estimate,” “proved developed reserves,” “proved reserves,” “proved undeveloped reserves,” “reliable technology,” “reserves,” and “resources” are defined by the SEC.

APPENDIX C—RALPH E. DAVIS RESERVE REPORT

October 18, 2012

New Source Energy Partners Limited Partnership

914 N. Broadway

Suite 230

Oklahoma City, Oklahoma 73102

Attn:    Mr. Kristian Kos

Re: Oil, Natural Gas and Natural Gas Liquids

Non-Escalated Analysis, Reserves and Revenues

As of July 1, 2012

Gentlemen:

At the request of New Source Energy Partners Limited Partnership (“New Source LP”), the firm of Ralph E. Davis Associates Inc. (“Davis”) has prepared an evaluation of the oil, natural gas and natural gas liquid reserves on leaseholds in which New Source LP has certain interests. The purpose of this report is to present a summary of the Proved Developed Producing and Undeveloped reserves that in our opinion meet the criteria for proved reserve volumes in keeping with the directives of the Securities and Exchange Commission as detailed later in this report.

Davis has evaluated 100% of New Source LP’s proved developed and undeveloped properties, all of which are located in the State of Oklahoma in the United States. We have prepared these estimates of the reserves, future production and income attributable to the subject interests with an effective date of July 1, 2012.

The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210—Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application § 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975. A summation of these definitions is included as a portion of this letter.

We have also estimated the future net revenue and discounted present value associated with these reserves as of July 1, 2012, utilizing a scenario of non-escalated product prices as well as non-escalated costs of operations, i.e., prices and costs were not escalated above current values as detailed later in this report. The present value is presented for your information and should not be construed as an estimate of the fair market value.

Oil, Natural Gas and Natural Gas Liquids	October 18, 2012
SEC Non-Escalated Analysis	Page 2
As of July 1, 2012

The results of our study related to our estimate of the Total Proved Reserves attributable to New Source LP and remaining to be produced as of July 1, 2012 are as follows:

Non Escalated Pricing Scenario

Estimated Reserves and Future Net Income Net to

New Source Energy Partners LP

As of July 1, 2012

	Estimated Net Reserves			Estimated Future Net Income ($1000)
Reserve Category	Oil MBbls	NGL MBbls	Sales Gas MMCF	Undiscounted	Discounted@ 10%

TOTAL PROVED RESERVES
Producing	226.0	6,023.3	11,580.2	$196,830.3	$120,903.4
Undeveloped	288.7	3,652.5	12,575.4	$106,684.6	$40,896.0
Shut-In	000.0	000.0	000.0	$00.0	$000.0

TOTAL PROVED	514.7	9,675.8	24,154.6	$303,514.9	$161,799.4

*	“Errors in Addition due to Rounding”

Liquid volumes are expressed in thousands of barrels (MBbls) of stock tank oil. Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure bases of the areas wherein the gas reserves are located.

A summary presentation for the proved reserves by specific reserve category is included in the tables following this letter.

DISCUSSION

The scope of this study was to review basic information compiled by New Source LP and prepare estimates of the proved reserves attributable to the interests of New Source LP. Reserve estimates were prepared by Davis using acceptable evaluation principles for each source and were based in large part on the basic information supplied by New Source LP.

The quantities presented herein are estimated reserves of oil, natural gas and natural gas liquids that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty. Proved undeveloped locations are scheduled to be drilled such that the investment cost will be fully recovered prior to expiration of the term of the subject concession in which the undeveloped reserves have been identified.

This evaluation has been prepared in accordance with the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” as proclaimed by the Society of Petroleum Engineers”, the SPE Standards.

Ralph E. Davis Associates, Inc.

Texas Registered Engineering Firm F-1529

Oil, Natural Gas and Natural Gas Liquids	October 18, 2012
SEC Non-Escalated Analysis	Page 3
As of July 1, 2012

DATA SOURCE

Basic well and field data used in the preparation of this report were furnished by New Source LP or were obtained from commercial sources or from Davis’ own database of information. Records as they pertain to factual matters such as acreage controlled, the number and depths of wells, reservoir pressure and/or production history, the existence of contractual obligations to others and similar matters were accepted as presented.

Additionally, the analyses of these properties utilized not only the basic data on the subject wells but also data on analogous properties as provided. Well logs, ownership interest, revenues received from the sale of products and operating costs were furnished by New Source LP. No physical inspection of the properties was made nor any well tests conducted.

Operating cost data were provided by New Source LP and were utilized to estimate the direct cost of operation for each property or producing unit. New Source LP costs of operation are charged against a producing unit or group of wells in addition to those individual well costs that may be scheduled for an area. Development costs for new wells to be drilled, wells to be worked over to return intervals to production, and anticipated costs to provide for significant field operation and facility changes were provided by New Source LP and are reported to be based upon recent field activity.

RESERVE ESTIMATES

The estimate of reserves included in this report is based primarily upon production history or analogy with wells in the area producing from the same or similar formations. In addition to individual well production history, geological and well test information, when available, were utilized in the evaluation. Individual well production histories were evaluated utilizing decline curve analysis on the individual producing properties, and forecast until an anticipated economic limit. Geologic and seismic data were reviewed with New Source LP personnel to establish reasonableness to the interpretations and a consistent basis for the volumetric estimates of hydrocarbons originally in place in each of the respective field areas.

Estimates of reserves to be recovered from undrilled locations are based upon not only the ultimate reserve of existing New Source LP wells, but also completions by other operators in the area of interest. In certain situations studies by Davis of analogous completions have resulted in the development of an average completion than can be anticipated for a specific area, as well as a production profile that recovers the estimated ultimate reserve. This methodology has been utilized in this evaluation.

Additional development potential was based upon geological interpretations and seismic indications of individual structures. Well spacing was based upon historical activity in the same reservoirs in nearby fields. In all cases, proved undeveloped locations were limited to a direct offset to a proved developed producing well or successful well test in the same reservoir.

The accuracy of reserve estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data. It should be noted that all reserve estimates involve an assessment of the uncertainty relating to the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends primarily on the amount of reliable geological and engineering data available at the time of the estimate

Ralph E. Davis Associates, Inc.

Texas Registered Engineering Firm F-1529

Oil, Natural Gas and Natural Gas Liquids	October 18, 2012
SEC Non-Escalated Analysis	Page 4
As of July 1, 2012

and the interpretation of these data. The reserves have been determined using methods and procedures widely accepted within the industry and are believed to be appropriate for the purposes of this report. In our opinion, we used all methods and procedures necessary under the circumstances to prepare this report.

PRODUCING RATES

For the purpose of this report, estimated reserves are scheduled for recovery primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data such as reservoir pressure, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.

These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein. Scheduled dates of future well completions may vary from that provided by New Source LP due to changes in market demand or the availability of materials and/or capital; however, the timing of the wells and their estimated rates of production are reasonable and consistent with established performance to date.

PRICING PROVISIONS

Prices utilized in the evaluation results presented in the letter portion of this report and summarized in the various tables included in this evaluation were furnished by New Source LP. Prices received for products sold, adjustments due to the BTU content of the gas, shrinkage for transportation, measuring or the removal of liquids, the liquid yield from gas processed, etc., were accepted as presented.

The unit price used throughout this report for crude oil, condensate and natural gas is based upon the appropriate price in effect on the first trading day of each month during last six months of calendar year 2011 and the first six months of 2012, averaged for these twelve months.

Crude Oil, Condensate and/or Natural Gas Liquids – The unit price used throughout this report for crude oil and condensate is based upon the average of prices for the last six months of 2011 and the first six months of 2012 as indicated above. An average crude oil price of $95.67 per barrel represents the effective average crude oil price utilized in the evaluation. A pricing differential of -3.05% from this posted price was utilized to account for location and grade of crude based upon historical sales information. This scheduled price for 2012 was held flat throughout the remaining producing life of the properties. Prices for the liquid reserves scheduled for initial production at some future date were estimated using this same price. Natural Gas Liquids were priced at forty-two point four percent (42.4%) of the existing oil and condensate price for all properties in the evaluation.

Natural Gas – The unit price used throughout this report for natural gas is based upon the average of prices for the last six months of 2011 and the first six months of 2012 as indicated above. An average gas price of $3.15 per MMBTU represents the effective average natural gas price utilized in the evaluation. A pricing adjustment of -2.9% of this posted price was utilized to account for variations in the location and heating value of the gas based on historical sales information. The scheduled price for 2012 was held flat throughout the remaining producing life of the properties. Prices for natural gas reserves scheduled for initial production at some future date were estimated using this same price.

Ralph E. Davis Associates, Inc.

Texas Registered Engineering Firm F-1529

Oil, Natural Gas and Natural Gas Liquids	October 18, 2012
SEC Non-Escalated Analysis	Page 5
As of July 1, 2012

FUTURE NET INCOME

Future net income is based upon gross income from future production, less direct operating expenses and applicable production taxes. Estimated future capital for development was also deducted from gross income at the time it will be expended. No allowance was made for depletion, depreciation, income taxes or administrative expense.

Direct lease operating expense includes direct cost of operations of each lease or an estimated value for future operations based upon analogous properties. Lease operating expenses were held flat throughout the producing life of the properties. Neither the cost to abandon onshore properties nor the salvage value of equipment was considered in this report.

Future net income has been discounted for present worth at values ranging from 0 to 100 percent using continuous discounting. In this report the future net income is discounted at a primary rate of ten (10.0) percent.

GENERAL

New Source LP has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this audit. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in New Source LP or the properties reported herein. The employment and compensation to make this study are not contingent on our estimate of reserves. The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity and confidentiality set forth in the SPE standards.

Ralph E. Davis Associates, Inc.

Texas Registered Engineering Firm F-1529

Oil, Natural Gas and Natural Gas Liquids	October 18, 2012
SEC Non-Escalated Analysis	Page 6
As of July 1, 2012

This report has been prepared for public disclosure by New Source Energy Partners LP in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please feel free to contact us if we can be of further service.

We appreciate the opportunity to be of service to you in this matter and will be glad to address any questions or inquiries you may have.

Very truly yours,

RALPH E. DAVIS ASSOCIATES, INC.

/s/ David G. Cole
David G. Cole
Senior Reservoir Engineer

/s/ Allen C. Barron
Allen C. Barron, P. E.
President

Ralph E. Davis Associates, Inc.

Texas Registered Engineering Firm F-1529

SECURITIES AND EXCHANGE COMMISSION

DEFINITIONS OF RESERVES

The following information is taken from the United States Securities and Exchange Commission:

PART 210—FORM AND CONTENT OF AND REQUIREMENTS FOR FINANCIAL STATEMENTS, SECURITIES ACT OF 1933, SECURITIES EXCHANGE ACT OF 1934, PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, INVESTMENT COMPANY ACT OF 1940, INVESTMENT ADVISERS ACT OF 1940, AND ENERGY POLICY AND CONSERVATION ACT OF 1975

Rules of General Application

§ 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.

Reserves

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Proved Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A)	The area identified by drilling and limited by fluid contacts, if any, and

(B)	Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

Securities and Exchange Commission	Page 8
§ 210.4-10 Definitions (of Reserves)
Modified, Effective 2009 for Filings of 12/31/2009 and Thereafter

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A)	Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B)	The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Probable Reserves

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

Securities and Exchange Commission	Page 9
§ 210.4-10 Definitions (of Reserves)
Modified, Effective 2009 for Filings of 12/31/2009 and Thereafter

Possible Reserves

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Developed Oil and Gas Reserves

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped Oil and Gas Reserves

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

Securities and Exchange Commission	Page 10
§ 210.4-10 Definitions (of Reserves)
Modified, Effective 2009 for Filings of 12/31/2009 and Thereafter

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

Additional Definitions:

Deterministic Estimate

The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

Probabilistic Estimate

The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

Reasonable Certainty

If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

             Common Units

Representing Limited Partner Interests

New Source Energy Partners L.P.

PRELIMINARY PROSPECTUS

                    , 2013

Baird

Stifel Nicolaus Weisel

BMO Capital Markets

Oppenheimer & Co.

Janney Montgomery Scott

Stephens Inc.

Wunderlich Securities

Through and including                     , 2013 (25 days after the date of this prospectus), all dealers that effect transactions in our common units, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee and the FINRA filing fee, the amounts set forth below are estimates. The underwriters have agreed to reimburse us for a portion of our expenses.

SEC registration fee	$14,494
FINRA filing fee	16,439
NYSE listing fee		*
Printing and engraving expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Engineering expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total		*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference.

We and our general partner expect to enter into indemnification agreements with our directors which will generally indemnify our directors to the fullest extent permitted by law. As of the closing of this offering, our general partner will maintain director and officer liability insurance for the benefit of its directors and officers.

Under the omnibus agreement, we will agree to indemnify the New Source Group for all claims, losses and expenses attributable to the post-closing operations of the Partnership Properties, to the extent that such losses are not subject to the New Source Group’s indemnification obligations. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement” for a discussion of the New Source Group’s indemnification obligations.

Reference is also made to the underwriting agreement to be filed as an exhibit to this registration statement, which provides for the indemnification of us, our general partner, its officers and directors, and any person who controls us or our general partner, including indemnification for liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

On October 2, 2012, in connection with the formation of New Source Energy Partners L.P., we issued (i) the 2.0% general partner interest in us to our general partner for $20 and (ii) the 98.0% limited partner interest in us to New Source Energy Corporation for $980, in each case in an offering exempt from registration under Section 4(2) of the Securities Act.

There have been no other sales of unregistered securities within the past three years.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibit Index

Exhibit Number		Description

1.1*	—	Form of Underwriting Agreement

3.1**	—	Certificate of Limited Partnership of New Source Energy Partners L.P.

3.2**	—	Agreement of Limited Partnership of New Source Energy Partners L.P.

3.3*	—	Form of First Amended and Restated Agreement of Limited Partnership of New Source Energy Partners L.P. (included as Appendix A to the prospectus)

3.4**	—	Certificate of Formation of New Source Energy GP, LLC

3.5**	—	Limited Liability Company Agreement of New Source Energy GP, LLC

3.6*	—	Form of Amended and Restated Limited Liability Company Agreement of New Source Energy GP, LLC

5.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

8.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters

10.1*	—	Form of Credit Agreement

10.2*	—	Form of Contribution, Conveyance and Assumption Agreement

10.3*	—	Form of Development Agreement

10.4*	—	Form of Long-Term Incentive Plan

10.5*	—	Form of Omnibus Agreement

10.6*	—	Form of Tax Sharing Agreement

10.7*	—	Form of Indemnification Agreement

21.1*	—	List of Subsidiaries of New Source Energy Partners L.P.

23.1	—	Consent of BDO USA LLP

23.2	—	Consent of Ralph E. Davis Associates, Inc.

23.3*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

23.4*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

24.1	—	Powers of Attorney (included on the signature page of this Registration Statement)

99.1	—	Ralph E. Davis Associates, Inc. Summary of July 1, 2012 Reserves (included as Appendix C to the prospectus)

*	To be filed by amendment.
**	Previously filed as part of this Registration Statement on Form S-1.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(2) For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma, on December 31, 2012.

New Source Energy Partners L.P.

By:	New Source Energy GP, LLC, its general partner

By:	/s/ Kristian B. Kos
Kristian B. Kos Chief Executive Officer

Each person whose signature appears below appoints Kristian B. Kos as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates presented.

Signature	Title	Date

/S/ DAVID J. CHERNICKY David J. Chernicky	Chairman of the Board and Senior Geologist	December 31, 2012

/S/ KRISTIAN B. KOS Kristian B. Kos	Director, President and Chief Executive Officer (Principal Executive Officer)	December 31, 2012

/S/ RICHARD D. FINLEY Richard D. Finley	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	December 31, 2012

/S/ TERRY L. TOOLE Terry L. Toole	Director	December 31, 2012

/S/ V. BRUCE THOMPSON V. Bruce Thompson	Director	December 31, 2012

/S/ PHIL ALBERT Phil Albert	Director	December 31, 2012

EXHIBIT INDEX

Exhibit Number		Description

1.1*	—	Form of Underwriting Agreement

3.1**	—	Certificate of Limited Partnership of New Source Energy Partners L.P.

3.2**	—	Agreement of Limited Partnership of New Source Energy Partners L.P.

3.3*	—	Form of First Amended and Restated Agreement of Limited Partnership of New Source Energy Partners L.P. (included as Appendix A to the prospectus)

3.4**	—	Certificate of Formation of New Source Energy GP, LLC

3.5**	—	Limited Liability Company Agreement of New Source Energy GP, LLC

3.6*	—	Form of Amended and Restated Limited Liability Company Agreement of New Source Energy GP, LLC

5.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

8.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters

10.1*	—	Form of Credit Agreement

10.2*	—	Form of Contribution, Conveyance and Assumption Agreement

10.3*	—	Form of Development Agreement

10.4*	—	Form of Long-Term Incentive Plan

10.5*	—	Form of Omnibus Agreement

10.6*	—	Form of Tax Sharing Agreement

10.7*	—	Form of Indemnification Agreement

21.1*	—	List of Subsidiaries of New Source Energy Partners L.P.

23.1	—	Consent of BDO USA LLP

23.2	—	Consent of Ralph E. Davis Associates, Inc.

23.3*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

23.4*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

24.1	—	Powers of Attorney (included on the signature page of this Registration Statement)

99.1	—	Ralph E. Davis Associates, Inc. Summary of July 1, 2012 Reserves (included as Appendix C to the prospectus)

*	To be filed by amendment.
**	Previously filed as part of this Registration Statement on Form S-1.